As confidentially submitted to the United States Securities and Exchange Commission on April 17, 2026.
This draft registration statement has not been filed publicly with the United States Securities and Exchange Commission and all information contained herein remains confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________________________________________________

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

______________________________________________________________________

MetaOptics Ltd
(Exact name of registrant as specified in its charter)
______________________________________________________________________

Not Applicable
(Translation of registrant’s name in English)

______________________________________________________________________

Cayman Islands	3827	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

81 Ayer Rajah Crescent
#01-45
Singapore 139967
+65 8218 0482
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

______________________________________________________________________

Cogency Global Inc.
122 East 42nd Street, 18th Floor
New York, NY 10168
(212) 947-7200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

______________________________________________________________________

Copies to:

Harold Tin, Esq. Norton Rose Fulbright Hong Kong 38/F Jardine House 1 Connaught Place, Central Hong Kong +852 3405 2583	Kevin Friedmann, Esq. Norton Rose Fulbright US LLP 1045 W. Fulton Market, Suite 1200 Chicago, IL 60607 (312) 964-7763	Bryan Reyhani, Esq. Alan M. Gilbert, Esq. Taft Stettinius & Hollister LLP 200 Massachusetts Avenue NW, Suite 500 Washington, D.C., 20001-5875

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Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.	☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act.

☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the United States Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED , 2026

MetaOptics Ltd

             American Depositary Shares
Representing              Ordinary Shares

MetaOptics Ltd, an exempted company incorporated in the Cayman Islands (the “Company”), is offering              American depositary shares (the “ADSs”) representing our ordinary shares, par value S$0.00000025 per share. Each ADS represents              ordinary shares. This is our initial public offering in the United States, and no public market currently exists for our ADSs.

Our ordinary shares have been listed on Catalist of the Singapore Exchange Securities Trading Limited (the “SGX-ST”) since September 9, 2025 under the stock code “9MT.” On             , 2026, the closing sale price of our ordinary shares on Catalist of the SGX-ST was S$             per share, equivalent to a price of US$             per ADS, assuming an exchange rate of S$             to US$1.00. The initial public offering price of the ADSs will be determined through negotiations between us and the underwriters, and will be based on the trading price of our ordinary shares on Catalist of the SGX-ST prior to the pricing of the ADSs as well as prevailing market conditions and other factors described in the “Underwriting” section beginning on page 160 of this prospectus.

We have submitted an application to list the ADSs on the Nasdaq Global Market under the symbol “MOT.” Application will be made to Catalist of the SGX-ST, acting as agent on behalf of the Monetary Authority of Singapore, for permission to deal in, and for the listing and quotation of, all the ordinary shares represented by the ADSs we are offering, and we expect to obtain such approval before the ordinary shares are issued upon the closing of this offering. This offering is contingent upon final approval of the listing of the ADSs on Nasdaq and the approval of the SGX-ST, acting as agent on behalf of the Monetary Authority of Singapore, for the listing and quotation of the ordinary shares represented by the ADSs we are offering.

We are an “emerging growth company” and a “foreign private issuer” under applicable U.S. federal securities laws as such, are eligible for reduced public company reporting requirements. Please see “Prospectus Summary — Implications of Being an Emerging Growth Company” and “Prospectus Summary — Implications of Being a Foreign Private Issuer” beginning on page 5 of this prospectus for more information.

MetaOptics Ltd is a holding company that is incorporated in the Cayman Islands. As a holding company with no operations, MetaOptics Ltd conducts all of its operations through its wholly-owned subsidiaries in Singapore and the United States. The ADSs offered in this offering are ADSs of the Cayman Islands holding company. Investors in the ADSs should be aware that they do not directly hold any interests in our subsidiaries. Further, the depositary for the ADSs will be the shareholder of record for the ordinary shares represented by the ADSs and investors’ interests in MetaOptics Ltd will derive from the terms of the deposit agreement to be entered into among us, the depositary and the registered holders of ADSs. See “Description of American Depositary Shares.”

Investing in the ADSs involves risks. See “Risk Factors” beginning on page 11.

PRICE US$             PER ADS

______________________________________________________________________

	Per ADS	Total(2)
Initial public offering price of this offering	US$	US$
Underwriting discounts and commissions(1)	US$	US$
Proceeds, before expenses, to us	US$	US$

_____________

(1)     We have agreed to pay the underwriters a discount equal to             % of the gross proceeds of this offering. We have also agreed to issue, on the closing date of this offering, warrants (the “representatives’ warrants”) to Roth Capital Partners, LLC and The Benchmark Company, LLC, as the representatives of the underwriters (the “representatives”), in an amount equal to 3.0% of the aggregate number of ADSs sold in this offering, including any ADSs issued pursuant to exercise of the underwriters’ over-allotment option. The registration statement of which this prospectus is a part also covers the representatives’ warrants and the ADSs issuable upon the exercise thereof. For a description of the compensation to be received by the underwriters, see “Underwriting” beginning on page 160.

(2)      Assumes that the underwriters do not exercise any portion of the over-allotment option.

Neither the United States Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs against payment in U.S. dollars to purchasers on or about             , 2026.

Joint Book-Running Managers

Roth Capital Partners	Benchmark, a StoneX Company

Prospectus dated             , 2026

METAOPTICS

VERTICALS

METALENS
FOUNDRY

METALENS
CAPITAL
EQUIPMENT

METALENS
PRODUCTS

METAOPTICS
AI

METAOPTICS

Metalens Wafers

METAOPTICS
Metalens AI
Smart Glasses

METAOPTICS
Metalens
5G Smartphone

METAOPTICS
DIRECT LASER WRITER
Direct Laser Writer

Pico Projector
METAOPTICS

Rectangular Metalens

We have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters have not authorized any other person to provide you with different or additional information. We are offering to sell, and seeking offers to buy, the ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the ADSs. Our business, financial condition, results of operations and prospects may have changed since the date on of this prospectus.

For investors outside the United States:    Neither we nor the underwriters have taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus or any filed free writing prospectus outside the United States. Persons outside the United States who come into possession of this prospectus or any filed free writing prospectus must inform them about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus or any filed free writing prospectus outside the United States.

Until and including             , 2026 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus, especially our consolidated financial statements and the related notes and sections titled “Risk Factors,” “Business,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” This prospectus contains information from an industry report commissioned by us and prepared by China Insights Industry Consultancy Limited, an independent research firm, to provide information regarding our industry and our market position in Singapore and globally. We refer to this report as the Independent Market Report.

Overview

We are principally engaged in the metalens technology business. We design and manufacture meta optics components and products, including metalens, metalens camera modules, metalens manufacturing equipment, and metalens Internet of Things (“IoT”) products, such as infrared metalens cameras, pico projectors and IoT metalens color cameras.

By leveraging on our cutting-edge metalens technology, we produce metalenses which are flat surface lenses of smaller size, of lighter weight, offer lower power consumption and a wider field-of-view as compared to the existing conventional 3D lenses, which are curved and bulky. The unique flatness of our metalenses enables the correction of optical defects, delivering reasonable quality color images. Coupled with our algorithm and processing software, which incorporates several advanced algorithms to enhance the optical design and image processing, such images can be further sharpened to have higher and/or enhanced resolution. Unlike traditional optical lenses, metalenses allow users to manipulate the individual red, green and blue (“RGB”) channels to edit the color images through computational reconstruction. We believe that our innovations have transformative potential in shaping next-generation optical systems.

We conduct our operations through our wholly-owned subsidiaries in Singapore and the United States. Our operations are focused on the design and manufacture of metalenses and metalenses prototypes, and to demonstrate the viability, efficacy, applications and use cases of our metalenses, we have expanded our operations to include the development of metalens camera modules and metalens IoT products. To date, although we have achieved mass production capabilities for our metalens prototypes (“mass production” in our perspective refers to the shipment of one million metalens units per year), we have not yet received a critical mass of purchase orders from our customers necessitating mass production of our metalenses. To facilitate small-scale production of our metalenses to fulfil purchase orders, reduce concentration risk and diversify our supply chain, and to demonstrate the manufacturing capabilities for our metalenses, we also design and manufacture metalens manufacturing equipment, in particular 4-inch direct laser writers (“DLWs”). In addition, the sale of our 4-inch DLW to customers will enable these customers to revise specifications and/or the design of our metalenses directly, reducing the lead time and providing for a shorter turnaround time from prototyping, to testing and deployment into end products. Lastly, our operations have grown to include the design and manufacture of our metalens automatic tester for use by the market, which is utilized to ensure quality control of metalenses prior to shipment. These capabilities have enabled us to (i) operate as a vertically integrated metalens designer and manufacturer, (ii) serve as a one-stop provider of metalens and metalens IoT products, thereby offering customers comprehensive and end-to-end services, and (iii) preserve and grow our competitive advantage in the industry.

Our metalenses are integrated into a wide range of applications by our customers, especially in fifth generation (“5G”) smartphones, contactless three-dimensional (“3D”) biometric modules, projectors, and for industrial applications such as IoT devices, light detection and ranging (“LiDAR”) devices and heads-up displays (“HUDs”) for planes and self-driving cars, and augmented reality/virtual reality (“AR/VR”) devices.

We offer our products to manufacturers of automotives, AR/VR devices, consumer electronic appliances, end-customers, and traders for the distribution of such products. While we offer our products worldwide, our customers for metalens manufacturing equipment in the form of DLW, metalenses and IoT products, are mainly located in Singapore, Japan, South Korea, China, Taiwan, the United States, and several countries in Europe.

We intend to use the net proceeds from this offering primarily to support our expansion plans in the United States. See “Use of Proceeds.”

Our Strengths

We believe the following strengths contribute to our success:

•        Expertise in the design of meta optics components;

•        Expertise in the manufacturing of meta optics components, with scalable and flexible manufacturing platforms;

•        Vertically integrated full-stack design and manufacturing approach;

•        Production of cutting-edge meta optics components;

•        Strong research and development (“R&D”) and advanced manufacturing capabilities; and

•        Committed management team with extensive industry and deep sector expertise.

Our Strategies

We intend to further grow our business by pursuing the following strategies:

•        Leveraging our existing capabilities to expand product sales through new investments, acquisitions of assets and/or businesses;

•        Enhancing our R&D capabilities to develop more advanced products and improve product quality;

•        Reinforcing and diversifying our supplier network; and

•        Recruiting, training and retaining skilled engineers and experienced staff.

Challenges and Uncertainties

We are an early-stage high-technology company and operate in the optical metalens industry, which is at an early stage of commercialization. We face a number of challenges and uncertainties as we establish and grow our business. At the current stage of growth, we have generated limited revenue, and incurred losses arising from operating and administrative expenses, and research and development expenses. We reported net losses of S$5,445,573 and S$1,950,882 for the years ended December 31, 2025 and December 31, 2024, respectively. The adoption of our metalenses is subject to qualification timelines of our key customers that typically take at least 12 months and depends on trends and developments in downstream markets. Our ability to scale will depend on securing timely access to fabrication capacity with acceptable yields and quality, while managing supply dependencies for key components and process steps where we currently rely on single or limited sources. In addition, we have not yet commenced mass production of metalens prototypes, which will only take place upon receipt of a critical mass of purchase orders from our customers. Our business also depends on critical licensed intellectual property, and the loss, dispute or failure to secure patent protections could adversely affect our technology and commercialization plans.

Summary of Industry

The optical metalens industry, based on metasurface engineering that enables wavelength-scale light control in ultrathin, lightweight formats, has moved from lab concept to early commercialization. By 2022, integration began in smartphones and drones, and in 2023 it expanded into AR/VR, automotive sensing, and smart devices as semiconductor-compatible manufacturing and AI-enhanced optics accelerated adoption. Global revenue grew from about US$2.3 million in 2020 to US$64.5 million in 2025, representing a CAGR of 94.5%, with consumer electronics leading and automotive and security rising; penetration in consumer electronics was about 1.2% in 2025, indicating significant runway and a rapidly expanding total addressable market, according to the Independent Market Report. Key demand drivers include device miniaturization in smartphones, AR/VR, and IoT, the need for compact, high-performance optics in automotive LiDAR and in-cabin systems, and improved imaging and sensing from dispersion engineering, multilayer metasurfaces, and AI-driven computational imaging that address chromatic aberration and bandwidth limits. Additional applications include security and biometric verification via broadband and infrared imaging, telecommunications and fiber collimation, and industrial inspection and laser processing, each benefiting from better light control, compactness, and integration efficiency. The competitive landscape is developing, with the top five participants in the Europe and Asia accounting for about 81.4% of 2025 global market share, while manufacturing repeatability and volume scaling remain key challenges, according to the Independent Market Report. In Singapore, the market is early but accelerating, supported by a mature semiconductor base, strong R&D, and government programs, including intellectual property-focused tax incentives and new national fabrication capacity, which together support commercialization and supply-chain readiness for metalens producers.

Summary of Risk Factors

Investing in our ADSs involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our ADSs. Below please find a summary of the principal risks we face. These risks are discussed more fully in the section titled “Risk Factors” beginning on page 11.

•        We are an early-stage high-technology company with a limited operating history and have incurred net losses since our incorporation;

•        We have a substantial customer and supplier concentration, and any adverse change in these relationships could materially and adversely impact our business, results of operations and financial condition;

•        We rely on a limited number of suppliers and agents for key components and raw material and are susceptible to supply shortages, poor performance, or price fluctuations on such materials;

•        We have not yet commenced mass production of metalens prototypes, which will only take place upon receipt of a critical mass of purchase orders from our customers;

•        If we are unable to protect and enforce our intellectual property rights, we may be unable to compete effectively;

•        We have entered into several license agreements to support our intellectual property and the termination of any of these license agreements may have a material adverse impact on our ability to develop and commercialize derived products and/or technology under each respective agreement;

•        Some of the intellectual property covered by our licenses relates to patent applications. We cannot assure you that any of the currently pending or future patent applications will result in granted patents, nor can we predict how long it will take for such patents to be granted;

•        We materially rely on certain licensed intellectual property. If we breach any of the agreements under which we have been granted the license to use, develop and commercialize certain technology from third parties, we may lose such licenses, which may have an adverse impact on our business;

•        Disputes may arise between us and our licensors regarding intellectual property;

•        Our intellectual property rights are protected in limited jurisdictions, which may expose us to the risk of infringement by third parties; and

•        Disputes over intellectual property rights could be costly and could deprive us of the technologies we need to remain competitive.

•        We have identified material weaknesses in our ICFR. If we are unable to remediate the material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

•        If we fail to develop and maintain an effective system of ICFR, we may be unable to accurately report our financial results or prevent fraud.

•        We expect to incur increased costs and become subject to additional rules and regulations as a result of being a public company in the United States.

Corporate History

MetaOptics Ltd is an exempted company incorporated in the Cayman Islands on March 21, 2025. We conduct our operations through MetaOptics Technologies Pte. Ltd., a company incorporated in Singapore on June 15, 2021 that has served as our principal operating entity (“MetaOptics Technologies”). In April 2025, we completed a corporate reorganization pursuant to which MetaOptics Ltd became the holding company of MetaOptics Technologies. In October 2025, we formed MetaOptics Inc. (USA), a Nevada corporation wholly-owned by MetaOptics Ltd and through which we intend to conduct business operations in the United States (“MetaOptics USA”).

On September 9, 2025, we completed our initial public offering and listing on Catalist of the SGX-ST, raising gross proceeds of S$6.0 million. On December 19, 2025, we completed a private placement of 6,685,028 new ordinary shares at S$0.7255 per share, raising gross proceeds of approximately S$4.85 million.

Corporate Structure

The diagram below illustrates our corporate structure and the equity interests held by our directors, executive officers, principal shareholders and related entities upon completion of this offering, based on              ordinary shares outstanding immediately following this offering, assuming no exercise of the underwriters’ over-allotment option:

____________

(1)      Mr. Thng Chong Kim, our Executive Chairman, is the sole shareholder of Angelling Capital Holdings Limited as of the date of this prospectus. Mr. Thng Chong Kim is a non-executive director of MST ListCo.

(2)      Our Non-Independent and Non-Executive Director, Ms. Jee Wee Jene is a director of MST SingCo and an executive director of MST ListCo. She currently holds 25,780,479 shares representing 17.2% in the issued share capital of MST ListCo. Dato Sri Chua Chwee Lee and Ms. Jee Wee Jene are spouses. Ms. Jee Wee Jene is deemed to be interested in approximately 53.1% of the shareholding interest in MST ListCo, taking into account her personal beneficial ownership, the interests of her spouse, and the interests held through a corporation controlled by her. Consequently, she is deemed interested in the 12.6% shareholding interest in the capital of our Company held by MST SingCo, which is a wholly-owned subsidiary of MST ListCo.

(3)      MMI Holdings Limited is a company incorporated in Singapore. To our knowledge, MMI International Ltd directly holds 100% of the issued share capital of MMI Holdings. MMI International Ltd is wholly owned by Precision Capital Pte Ltd, which is majority owned by Precision Capital Holdings Limited, which is in turn wholly owned by KKR MMI Holdings GP Limited. KKR & Co. Inc. (NYSE: KKR) (as ultimate parent company of KKR MMI Holdings GP Limited), KKR MMI Holdings GP Limited, Precision Capital Holdings Limited and MMI International Ltd may also be deemed to be the beneficial owners having shared voting and dispositive power over the ordinary shares of our Company held by MMI Holdings Limited.

(4)      Mr. Lin Shui-Ching holds 100% of the entire issued share capital of Aquaspring Group Limited and has voting and dispositive power over the ordinary shares of our Company held by Aquaspring Group Limited.

(5)      Mr. Tan Kum Wah Clarence holds approximately 76% of the issued shares of Origgin Ventures Pte. Ltd. and has voting and dispositive power over the ordinary shares of our Company held by Origgin Ventures Pte. Ltd.

Implication of Being an Emerging Growth Company

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) in the assessment of the emerging growth company’s internal control over financial reporting (“ICFR”). Emerging growth companies are also permitted to provide only two years of audited financial statements (rather than three years), in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus in connection with our initial public offering in the United States.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our ADSs that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above. See “Risk Factors — Risks Related to Our ADSs and This Offering — We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our shareholders could receive less information than they might expect to receive from more mature public companies.”

Implications of Being a Foreign Private Issuer

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Moreover, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. In addition, as a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing standards under the Nasdaq Stock Market Rules. See “Risk Factors — Risks Related to Our ADSs and This Offering — We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies” and “Risk Factors — Risks Related to Our ADSs and This Offering — As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. domestic issuers. This may afford less protection to holders of our common shares than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

Channels for disclosure of information

Investors, the media, and others should note that, following the effectiveness of the registration statement of which this prospectus forms a part, we intend to announce material information to the public through filings with the SGX-ST, the SEC, the investor relations page on our website, press releases, public conference calls, and webcasts.

The information disclosed by the foregoing channels could be deemed to be material information. As such, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels. However, information disclosed through these channels does not constitute part of this prospectus and is not incorporated by reference herein.

We intend to post any updates to the list of disclosure channels through which we will announce information on the investor relations page on our website.

Corporate Information

Our principal executive office is located at 81 Ayer Rajah Crescent, #01-45, Singapore 139967. Our telephone number at this address is +65 8218 0482. Our registered office in the Cayman Islands is located at the Office of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our website is https://metaoptics.sg. The information contained on our website is not a part of this prospectus. Our ordinary shares have been traded on Catalist of the SGX-ST since September 9, 2025.

Because we are incorporated under the laws of the Cayman Islands, you may encounter difficulties in protecting your interests as a holder of ordinary shares or ADSs, and your ability to protect your rights through the U.S. federal court system may be limited. Please refer to the sections entitled “Risk Factors” and “Enforceability of Civil Liabilities” for more information.

Presentation of Financial and Other Information

Our consolidated financial statements included herein have been prepared in accordance with IFRS, while our historical consolidated financial statements which we previously made publicly available in connection with the listing of our ordinary shares on Catalist of the SGX-ST were prepared in accordance with the Singapore Financial Reporting Standards (International).

We expect that our consolidated financial statements will continue to be prepared in accordance with IFRS following this offering. None of our consolidated financial statements have been prepared in accordance with U.S. GAAP, and our financial statements may therefore not be comparable to financial statements of United States domestic companies.

Our consolidated financial statements are presented in Singapore dollars, which is our reporting currency. Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

We have proprietary rights to trademarks used in this prospectus that are important to our business. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus are without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names.

This prospectus may contain additional trademarks, service marks and trade names of others. All trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

Conventions That Apply to This Prospectus

Except where the context otherwise requires and for purposes of this prospectus only:

•        “A*STAR” refers to Agency for Science, Technology and Research and its affiliates;

•        “ADRs” refers to the American depositary receipts that evidence our ADSs;

•        “ADSs” refers to our American depositary shares, each of which represents            ordinary shares;

•        “CAGR” refers to compound annual growth rate;

•        “Catalist” refers to the sponsor-supervised listing platform of the SGX-ST;

•        “Catalist Rules” refers to the Listing Manual Section B: Rules of Catalist of the SGX-ST, as amended, modified or supplemented from time to time;

•        “CDP” refers to The Central Depository (Pte) Limited;

•        “Companies Act” refers to the Companies Act (As Revised) of the Cayman Islands, as amended, modified or supplemented from time to time;

•        “Company” refers to MetaOptics Ltd;

•        “EUR” refers to the euro, the currency of certain member states of the European Union;

•        “FY2025” and “FY2024” are to fiscal year ended December 31, 2025 and December 31, 2024, respectively;

•        “HKD” refers to the Hong Kong dollar, the legal currency of Hong Kong;

•        “IFRS” means International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board;

•        “Memorandum and Articles of Association” refers to the second amended and restated memorandum and articles of association of our Company, as amended from time to time;

•        “MetaOptics Technologies” refers to MetaOptics Technologies Pte. Ltd., a company incorporated under the laws of Singapore and a wholly-owned subsidiary of the Company;

•        “MetaOptics USA” refers to MetaOptics Inc. (USA), a Nevada corporation and a wholly-owned subsidiary of the Company;

•        “MST ListCo” refers to Metasurface Technologies Holdings Limited, the sole shareholder of the entire issued share capital of MST SingCo, one of our principal shareholders;

•        “MST SingCo” refers to Metasurface Technologies Pte. Ltd., one of our principal shareholders and a wholly-owned subsidiary of MST ListCo;

•        “ordinary shares” or “shares” refers to our ordinary shares, par value S$0.00000025 per share;

•        “S$” or “SGD” refers to the Singapore dollar, the legal currency of Singapore;

•        “SEC” refers to the United States Securities and Exchange Commission;

•        “SGX-ST” refers to Singapore Exchange Securities Trading Limited;

•        “Singapore” refers to the Republic of Singapore;

•        “US$,” “$,” “dollars,” or “U.S. dollars” refers to the legal currency of the United States;

•        “U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•        “we,” “us,” “our” and “Group” refer to MetaOptics Ltd, a Cayman Islands company and its subsidiaries.

Our reporting currency is in Singapore dollar. This prospectus contains translations of certain foreign currency amounts into U.S. dollars for the convenience of the reader. Unless otherwise stated, all translations of Singapore dollar into U.S. dollar were made at the rate of S$1.284069 to US$1.00, the approximate exchange rate as of December 31, 2025. We make no representation that the Singapore dollar or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or Singapore dollars, as the case may be, at any particular rate or at all.

THE OFFERING

ADSs offered by us	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
Offering price per ADS

On             , 2026, the closing sale price of our ordinary shares on Catalist of the SGX-ST market was S$            , equivalent to a price of $            per ADS, based on the exchange rate set forth on the cover page of this prospectus. For a discussion of factors considered in determining the price to the public of the ADSs, see “Underwriting” in this prospectus.

ADSs outstanding immediately after this offering	ADSs (or ADSs if the underwriters exercise their over-allotment option in full).
Ordinary shares outstanding prior to this offering	242,648,260 ordinary shares.
Ordinary shares (including those represented by the ADSs) outstanding immediately after this offering

            ordinary shares (or            ordinary shares if the underwriters exercise their over-allotment option in full). Immediately after completion of this offering and assuming the underwriters do not exercise their over-allotment option, approximately             % of our outstanding ordinary shares will be held by our directors and executive officers,             % will be held by our public shareholders on Nasdaq and on the SGX-ST.

Over-allotment option

We have granted to the underwriters a 45-day option to purchase from us up to an additional 15% of the ADSs sold in this offering, solely to cover over-allotments, if any, at the initial public offering price less the underwriting discounts.

The ADSs	Each ADS represents ordinary shares, par value S$0.00000025 per share. The ADSs may be evidenced by ADRs.

The depositary will hold in custody the ordinary shares underlying the ADSs, and you will have the rights as an ADS holder as provided in the deposit agreement among us, the depositary and holders and beneficial owners of ADSs from time to time.

If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting the depositary’s fees and expenses and any applicable taxes or governmental charges in accordance with the terms set forth in the deposit agreement.

You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees and related charges for any exchange.
We may amend or terminate the deposit agreement without your consent. If an amendment becomes effective and you continue to hold your ADSs, you will be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read “Description of American Depositary Shares” of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

The ordinary shares	We will issue ordinary shares represented by the ADSs in this offering (or ordinary shares if the underwriters exercise their option to purchase additional ADSs in full).

Our authorized share capital is S$50,000 divided into 200,000,000,000 ordinary shares of a par value of S$0.00000025 each. For more information, see “Description of Share Capital.”
Use of proceeds

We intend to use the net proceeds from this offering primarily to support our expansion plans in the United States, including (i) product development and strategic partnerships; (ii) development of artificial intelligence (“AI”)-powered software and algorithmic capabilities supporting our metalens products and applications; and (iii) working capital and general corporate purposes. We may use a portion of the net proceeds for acquisitions of businesses, technologies, or other assets. See “Use of Proceeds” for additional information.

Depositary	JPMorgan Chase Bank, N.A.
Lock-up

We, each of our directors, executive officers and certain shareholders, which, in the aggregate, beneficially own approximately             % of our ordinary shares immediately prior to this offering, have agreed, subject to certain exceptions, for a period of 180 days after the date of this prospectus, not to offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (collectively, the “Lock-Up Securities”), enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Lock-Up Securities, or publicly disclose the intention to enter into any such transaction, in each case without the prior written consent of the representatives. See “Shares Eligible for Future Sale — Lock-Up Agreements” and “Underwriting — Lock-Up Agreements.”

In addition, in connection with our prior listing on Catalist of the SGX-ST, each of our promoters, MST SingCo and Angelling Capital Holdings Limited, and indirect shareholders, MST ListCo and Mr. Thng Chong Kim, as well as pre SGX IPO investors and other shareholders, has agreed to comply with moratorium restrictions until September 8, 2026. These undertakings restrict, among other things, any offer, pledge, sale, transfer or other disposal of, or any transaction having a similar effect on, their effective interests in specified portions of our ordinary shares or, in the case of indirect shareholders, their interests in our promoters, as well as any public announcement of any such intention. The restrictions apply to 50.0% of the ordinary shares held by each of MST SingCo and Angelling Capital Holdings Limited immediately after our Catalist listing, a portion of the 27,410,400 ordinary shares held by the pre SGX IPO investors, and 50.0% of the ordinary shares held collectively by certain other shareholders. See “Shares Eligible for Future Sale — Moratorium for Listing on Catalist of the SGX-ST.”

Representatives’ warrants

Upon the closing of this offering, we will issue to Roth Capital Partners, LLC and The Benchmark Company, LLC, as the representatives, representatives’ warrants entitling the representatives, collectively, to purchase a number of ADSs equal to 3.0% of the aggregate number of ADSs sold in this offering, including any ADSs issued pursuant to exercise of the underwriters’ over-allotment option. The exercise price of the representatives’ warrants is equal to 120% of the price of the initial public offering price of the ADSs offered hereby. The representatives’ warrants, once issued, will be exercisable for a period of five years from the commencement of sales of the public offering, but will not be exercisable for a period of 180 days after the closing of this offering. See “Underwriting — Representatives’ Warrants” for more information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of the risks you should carefully consider before investing in the ADSs.
Dividend policy	We do not have any present plan to pay any dividends on our ADSs. See “Dividend Policy” for more information.
Listing	We have applied to have the ADSs listed on the Nasdaq Global Market under the symbol “MOT.”
SGX-ST stock code	Our ordinary shares are listed on Catalist of the SGX-ST under the stock code “9MT.”

Unless otherwise indicated, all information contained in this prospectus assumes no exercise of the underwriters’ over-allotment option or the representatives’ warrants and is based on 242,648,260 ordinary shares outstanding as of the date of this prospectus.

RISK FACTORS

Investing in the ADSs involves a high degree of risk. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below and our financial statements and related notes, before making an investment in the ADSs. Any of the following risks and uncertainties could materially and adversely affect our business, financial condition, results of operations and prospects. The trading price of the ADSs could decline significantly as a result of any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We are an early-stage high-technology company with a limited operating history and have incurred net losses since our incorporation.

The Company was incorporated in March 2025, and our wholly-owned subsidiaries were incorporated in Singapore in June 2021 and in the United States in October 2025, respectively. Accordingly, we have a limited operating history upon which to evaluate our performance and prospects. Our current and proposed operations are subject to general business risks associated with new enterprises. These include fluctuations in operating results as we react to developments in our market, secure market traction and demand for our products and technology, and navigate the competitive landscape of the industry. In addition, we could be considered a new entrant in the industry and demand for our products and technology, while growing, is still nascent. At the current stage of growth, we have generated limited revenue, and incurred losses arising from operating and administrative expenses. As of December 31, 2025 and December 31, 2024, we had accumulated losses of S$11.0 million and S$5.5 million, respectively. Our ability to achieve or sustain profitability is uncertain, and we may not be able to generate significant revenue or positive cash flow in the near term, if at all. If we fail to increase our revenue while managing operating costs, we may continue to incur losses and face pressure on our liquidity and cash resources.

We have limited historical data on recurring orders, average selling prices, gross margins, customer retention and other sales and performance metrics. We expect it will take additional time to scale our business, strengthen our customer and revenue base and gain market traction for our products and technology, while continuing our efforts in building market confidence and a track record for our products and technology. The adoption of metalens is subject to the qualification timelines of our key customers and it typically requires at least 12 months to evaluate, test and approve our products for use in their own systems or applications. To our knowledge, most, if not all, of our key customers are at varying stages of designing, design review, evaluating, information or code requests, testing and approving our products for use in their own systems or applications. Such evaluation, testing and approving processes also involved purchase orders being made by such key customers for our products with integrated metalens. As this is an ongoing and dynamic process undertaken by our customers, it is not commercially practicable to segregate the processes undertaken by our customers in respect of their evaluation, testing and approval of our metalenses for use in their own systems. Notwithstanding such qualification, timelines and processes relating to our metalenses, certain IoT products with integrated metalens may be shipped immediately upon order by our customers.

We have a substantial customer and supplier concentration, and any adverse change in these relationships could materially and adversely impact our business, results of operations and financial condition.

We derived a substantial portion of our revenue from a single customer during the fiscal year ended December 31, 2025. Our largest customer, Haur-Jye Technology, located in Taiwan, accounted for 74.6% of our total revenue in FY2025. Our reliance on a single customer exposes us to risks relating to order variability, changes in purchasing patterns, and cancellations or delays, any of which can cause significant period-to-period revenue volatility. Our supplier base is also highly concentrated. MMI Systems Pte Ltd, located in Singapore, accounted for 81.0% of our total purchases in FY2025. MMI Systems Pte Ltd is a wholly owned subsidiary of MMI Holdings Limited, one of our principal shareholders, which creates additional risks, including potential conflicts of interest and heightened scrutiny regarding the commercial terms of our arrangements. While we make purchases from MMI Systems Pte Ltd on an arm’s length basis, there can be no assurance that we will be able to maintain these arrangements on acceptable terms, or at all. Our dependence on a limited number of suppliers increases our exposure to supply disruptions, capacity constraints, quality issues, longer lead times, and adverse changes in pricing or other terms. In addition, supplier concentration may limit our negotiating leverage and our ability to quickly identify and qualify alternative suppliers on comparable terms, particularly for specialized components. Any disruption in our relationship with MMI Systems Pte Ltd, or our inability to secure alternative suppliers in a timely manner, could delay product development or delivery, increase our costs, and harm our competitive position. If we are unable to diversify our customer base or supplier relationships, or if any of our key customers or suppliers experiences financial, operational, or other difficulties, our business, results of operations, and financial condition could be materially and adversely affected.

We rely on a limited number of suppliers and agents for key components and raw material and are susceptible to supply shortages, poor performance, or price fluctuations on such materials.

We currently purchase several key materials, or have outside vendors perform process steps, such as lens coatings, imaging sensors and color filters, handling of metalens fabrication and laser cutting, used in or during the manufacture of our products from single or limited source suppliers. We depend on a limited number of suppliers and agents for key components and raw materials, and we do not have long-term supply agreements with most of them. Such key materials, components and process steps are critical to our operations. In the event any of our suppliers and agents fail to meet the requisite quality requirements and specifications of the products and process steps, we may not be able to deliver our products to customers on a timely basis, or fulfil the specified delivery quantities to our customers, if at all. We may also fail to obtain required materials or services in a timely manner in the future or could experience delays as a result of evaluating and testing the products or services procured from potential alternative suppliers. Such events will result in a material and negative impact on our business, financial condition and results of operation.

We have in the past, and may in the future, be required to provide advance payments in order to secure key materials from suppliers. If such suppliers face any financial or other difficulties, this could limit the availability of key components or materials or impair our ability to recover advances made to these suppliers. Any interruption or delay in the supply of any of these materials or services, or the inability to obtain these materials or services from alternate sources at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders, thereby negatively affecting our business, financial condition, and results of operation.

We currently purchase certain of our key components and raw materials for the production of metalenses from a limited number of suppliers and agents. In particular, we sourced monochrome and color filters, one of the most crucial components contained in metalens camera modules which determine the product quality of such camera modules, from Edmund Optics Singapore Pte Ltd, with manufacturing carried out at the supplier’s Japan facility, due to our stringent product specification requirements for such components. In addition, fabrication of the metalens, the key component in our optoelectronic products including camera modules which determine the product quality of such camera modules, is undertaken by a single foundry in Singapore, A*STAR, due to the limited quantities of metalens produced.

In the event we are unable to secure fabrication capacities from foundries in Singapore or select locations as part of our expansion strategy to expand into strategic overseas markets, our ability to produce and deliver metalenses will be adversely impacted, and it may be subject to delays in the production and delivery of metalenses as well as significant capital expenditures, should we undertake the construction and set up of our own foundry. Such delays and impediments to the production and timely delivery of metalenses to our customers and industry partners will result in an adverse impact on our reputation, customer relationships, business, financial condition and results of operation.

We expect to continue to depend upon a relatively limited number of suppliers and agents for certain of our key components and raw materials. Moreover, we generally do not enter into long-term purchase agreements with our major suppliers. If the suppliers and agents for certain of our key components and raw materials are unable to meet the demand of the products such as a high-volume single-order or the exact technical specifications due to the change in supplier and agent, our revenue and reliability could be adversely affected. In addition, working with suppliers and agents exposes us to third-party capacity, yield, process and confidentiality risks we do not fully control. Our suppliers and agents could prioritize larger customers, miss specifications or schedules, or encounter geopolitical, export-control or logistics disruptions that materially impact our cost, delivery and competitiveness. In the event that all or any of these major suppliers or agents cease to supply major components or raw materials to us in the future and we are unable to find alternative suppliers or agents in a timely manner or on commercially reasonable terms, our business and financial performance may be adversely affected.

We have not yet commenced mass production of metalens prototypes, which will only take place upon receipt of a critical mass of purchase orders from our customers.

While we have successfully demonstrated the ability to produce metalenses on a 12-inch glass wafer (with each glass wafer containing in excess of 2,000 metalenses) in large quantities of up to a range of more than ten metalenses wafers per hour through the deep ultra-violet (“DUV”) immersion photolithography process, we have not yet commenced mass production of metalens prototypes, which refers to the shipment of one million metalens units per year, as we have not yet secured a major purchase order from customers necessitating mass production of our metalenses.

Separately, we may not be able to convert our upcoming product pipeline, such as AI and smart devices, to be successfully put into mass production given that such products are still in development stages and may not be easily replicated. In relation to metalenses prototypes which are within our current fabrication capabilities to mass produce, we may not be able to make a smooth transition to mass production, either via in-house manufacturing or contract manufacturers, due to various challenges including supply chain constraints that could lead to delays in obtaining raw materials or components and quality control issues that may arise when scaling up, making it harder to maintain consistent product standards. In the event we are unable to secure fabrication capacity from foundries in Singapore or around the region or such fabrication bases are unable to scale production quickly enough to meet the demand due to factors such as a lack of skilled labor necessary to operate advanced machinery or manage complex production lines, our ability to mass produce metalenses will be adversely impacted in the short term.

If we are unable to protect and enforce our intellectual property rights, we may be unable to compete effectively.

We believe that our intellectual property rights are important to our success and our competitive position, and we rely on a combination of patents and trademarks, as well as trade secrets and know-how. Although we have devoted substantial resources to the establishment and protection of our intellectual property rights, the actions taken by us may not prevent imitation or improper use of our products by others or prevent others from claiming violations of their intellectual property rights by us.

In addition, we cannot assure that, in the future, our patent applications will be approved, that any patents that may be issued to us will protect our intellectual property, or that third parties will not challenge any issued patents. Other parties may independently develop similar or competing technology or design around any patents that may be issued to us, which may result in an adverse impact on our prospects and competitive advantage. We also rely on confidentiality procedures and contractual provisions with our employees, consultants, and business partners to protect our proprietary rights, but we cannot assure the compliance by such parties with their confidentiality obligations, which could be very time-consuming and expensive to enforce.

We have entered into several license agreements to support our intellectual property and the termination of any of these license agreements may have a material adverse impact on our ability to develop and commercialize derived products and/or technology under each respective agreement.

We have entered into several license agreements to support our various products and technology. We may, in the future, enter into additional license agreements to secure the rights to third-party intellectual property that are necessary or useful to our business. Our current license agreements and any future license agreements that we may enter into may impose various royalty payments, milestones, and other obligations on us. Under certain license agreements, we may not control the prosecution of the licensed intellectual property or may not have the first right to enforce the intellectual property. In those cases, we may not be able to adequately influence patent prosecution or enforcement or prevent inadvertent lapses of coverage due to failure to pay maintenance fees. If we fail to comply with any of our obligations under a current or future license agreement, the licensor may allege that we have breached our license agreement and may accordingly seek to terminate our license. Termination of any of our current or future licenses could result in our loss of the right to use the licensed intellectual property, which could materially adversely affect our ability to develop and commercialize products and technology. Under some license agreements, termination may also result in the transfer of or granting of rights under certain of our intellectual property and information related to the product candidate being developed under the license, such as regulatory information. The agreements under which we have licensed intellectual property or technology or may license intellectual property or technology in the future to or from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. Moreover, if disputes over intellectual property that we have licensed or may license prevent or impair our ability to maintain our current licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected products and technology.

Some of the intellectual property covered by our licenses relates to patent applications. We cannot assure you that any of the currently pending or future patent applications will result in granted patents, nor can we predict how long it will take for such patents to be granted.

Some of the intellectual property covered by our current license from the licensor concern certain patent applications and commercialization obligations. While to some extent and for at least a certain period of time, the licensor has agreed to assume responsibility for the preparation, filing, prosecution and maintenance of patent applications covered by the licensed patent rights, we cannot be certain as to when or if final patents will be issued for those patent applications covered by the licensed patent rights. However, the licensor may not successfully prosecute certain patent applications, the prosecution of which the licensor controls, under which we are only a licensee and on which our business substantially depends. Even if patents are issued from these applications, there is no assurance that such patents will be free from defects or survive validity or enforceability challenges, and the licensors may fail to maintain these patents, or may decide not to pursue litigation against third-party infringers, or may fail to prove infringement or may fail to defend against counterclaims of patent invalidity or unenforceability.

Moreover, it is possible that the licensed pending patent applications will not result in granted patents, and even if such pending patent applications are granted as patents, they may not provide a basis for intellectual property protection of commercially viable products or may not provide us with any competitive advantages. Further, it is possible that, for any of the patents that may be granted in the future, others will design around the licensed patent rights or identify new methods or processes that do not concern the rights covered by our licenses. Further, we cannot assure you that other parties will not challenge any patents granted to the licensor or that courts or regulatory agencies will hold the licensor’s patents to be valid or enforceable. We cannot guarantee that, if required to defend the licensed patents, we will have the funds to or be successful in defending challenges made against the licensed patents. Any successful third-party challenge to the licensed patents could result in the unenforceability or invalidity of such patents, or in such patents being interpreted narrowly or otherwise in a manner adverse to our interests. Our ability to establish or maintain a technological or competitive advantage over our competitors may be diminished because of these uncertainties.

We materially rely on certain licensed intellectual property. If we breach any of the agreements under which we have been granted the license to use, develop and commercialize certain technology from third parties, we may lose such licenses, which may have an adverse impact on our business.

We have entered into three license agreements with Accelerate Technologies Pte. Ltd. (“Accelerate Technologies”), the commercialization arm of A*STAR, under which we are granted rights to intellectual property that are used in the course of our business, and we may need or choose to enter into additional license agreements in the future. Our existing license agreements impose, and we expect that future license agreements will impose on us, various regulatory and commercialization obligations, payment of milestones and royalties and other obligations. In particular, pursuant to the license agreement dated August 1, 2023 between (i) Accelerate Technologies (as licensor); and (ii) MetaOptics Technologies (as licensee) (the “Aug 2023 License Agreement”), MetaOptics Technologies is required to achieve gross revenues of at least S$3.0 million within five years from August 1, 2023, and in the license agreement dated December 20, 2023 between (i) Accelerate Technologies (as licensor); and (ii) MetaOptics Technologies (as licensee) (the “Dec 2023 License Agreement”), MetaOptics Technologies is required to achieve gross revenues of at least S$5.0 million within five years from December 25, 2023. In the event that we are unable to fulfil such obligations or other obligations imposed on us by the respective stipulated deadlines, our license agreements may be terminated.

As of the date of this prospectus, our only licensor, Accelerate Technologies, is entitled to terminate the license agreement dated December 10, 2021 between (i) Accelerate Technologies (as licensor); and (ii)(A) MST SingCo and (B) MetaOptics Technologies (each as licensee) (the “2021 License Agreement”), the Aug 2023 License Agreement, and the Dec 2023 License Agreement by, among other things, giving notice to us upon the occurrence of the following events: (i) we commit a breach of the relevant license agreement and we fail to remedy within a stipulated timeframe; (ii) an encumbrance takes possession, or a receiver is appointed, of any of our property or assets; (iii) a voluntary arrangement is entered with creditors; (iv) we go into liquidation; or (v) we cease or threaten to cease to carry on business. If any of such termination events occur and Accelerate Technologies exercises its right to terminate the license, we might not be able to market products covered by the license agreements.

As of the date of this prospectus, we had not fulfilled certain commercialization obligations under the 2021 License Agreement, the Aug 2023 License Agreement and the Dec 2023 License Agreement. However, waivers in respect of such non-fulfilments were granted by Accelerate Technologies on April 29, 2025 and December 8,

2025. Under the relevant waivers, all commercialization obligations imposed by Accelerate Technologies which had not been fulfilled were removed, amended, waived and/or extended, and we believe that we remain on track to meet the amended and/or extended obligations. See “Business — Intellectual Property Licenses Granted to Us” for further details. Except as disclosed in this paragraph, there are no other breaches by us of any of the terms of the license agreements.

Our business would suffer if any current or future licenses are terminated, if Accelerate Technologies or potential licensors fail to abide by the terms of the licenses, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary license agreements on acceptable terms.

Separately, in relation to the 2021 License Agreement, other than MetaOptics Technologies, MST SingCo currently remains a licensee to such agreement. However, the 2021 Licensed Products specifically relate to optical lenses which are not relevant to and do not overlap with MST SingCo’s principal business and product offerings to its customers. The 2021 Licensed Products have been used solely by MetaOptics Technologies since the time the 2021 License Agreement was entered into.

We believe, and MST SingCo has advised us, that it will not make commercial or business sense for MST SingCo to utilize, develop or commercialize the 2021 Licensed Products, as MST SingCo does not have the specific domain knowledge and know-how to do so. In addition, MST SingCo has advised us that MST SingCo will not be acting in its best interest as our strategic investor, as well as in the interest of us, should it compete directly with us by utilizing, developing or commercializing the 2021 Licensed Products. However, there can be no assurance that MST SingCo’s assessment will not change in the future, and it may decide to utilize, develop or commercialize the 2021 Licensed Product, which may directly compete with us.

Disputes may arise between us and our licensors regarding intellectual property.

Licensing of intellectual property is of importance to our business and involves complex legal, business and scientific issues. Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including:

•        the scope of rights granted under the license agreements and other interpretation-related issues;

•        whether and the extent to which our technology and processes infringe on the intellectual property of the licensor that is not subject to the license agreement;

•        our right to sublicense patents and other rights to third parties;

•        our obligations with respect to the use of the licensed technology in relation to our development and commercialization of our metalens product, and the activities that satisfy those obligations;

•        the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors, us and our partners;

•        our right to transfer or assign the license; and

•        the effects of termination.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected metalens product.

Our intellectual property rights are protected in limited jurisdictions, which may expose us to the risk of infringement by third parties.

We have not sought patent registration or protection in other jurisdictions where we market, distribute and sell metalenses and devices, including Japan, South Korea, the United States and certain countries in Europe. As such, we may have limited or no legal recourse in the event that third parties in jurisdictions outside of Taiwan and the People’s Republic of China (the “PRC”) infringe upon our patents. As of the date of this prospectus, we have registered eight patents in Taiwan and four patents in the PRC. These jurisdictions have been strategically selected to protect our core intellectual property in markets that are most relevant to our operations and where our key competitors are based.

Disputes over intellectual property rights could be costly and could deprive us of the technologies we need to remain competitive.

We have not applied for patent registration for some of the technological know-how related to our products such as metalens, metalens camera module, metalens manufacturing equipment and metalens IoT products. This is because the application for patent registration in Singapore, Taiwan and the PRC requires public disclosure of design details which may not be in our best interest. Patent application only provides a certain degree of protection depending on the geographical coverage of the application rather than absolute global protection for such technological know-how. We consider that such degree of protection afforded by patent application to such technological know-how does not outweigh the potential risk of plagiarism or imitation which may arise from public disclosure under a patent application of such technological know-how. Any material infringement of such technological know-how could have an adverse effect on our sales and marketing efforts and hence, the results of our operations. Moreover, we adopted an asset-light business model, and accordingly, we outsource the fabrication of our products to third-party foundries rather than undertaking such activities in-house. We cannot assure you that these third-party foundries would not disclose our proprietary information to unauthorized third parties, including technical specifications and design files. While we have arrangements to help mitigate the risk of misappropriation or unauthorized use of our intellectual property by external partners, we cannot assure you that these arrangements are adequate.

As with many technology-based businesses, there is a risk that third parties may develop substantially equivalent technologies through reverse engineering or other means. Our competitors and other companies may develop substantially equivalent technologies or otherwise gain access to our technical secrets and know-how and obtain patents for such technologies in Singapore, Taiwan, China and other jurisdictions. Litigation may be necessary to determine the validity and scope of the proprietary rights of others, or to otherwise enforce our intellectual property rights. The outcome of such potential litigation may not be in our favor. An adverse determination in any such litigation could impair our intellectual property rights, such as by legally preventing our Group from utilizing our own technical secrets and know-how. In addition, we may also need to defend our intellectual property rights in legal proceedings. If we do not prevail in such proceedings, we could be required to pay damages, develop non-infringing products and technology or obtain licenses for certain products and technology. In the event that we are required to obtain any licenses, these may not be available on commercially reasonable terms or at all. Such litigation may be costly and may divert management’s attention as well as expend other resources away from our business and may harm our business and prospects.

We have identified material weaknesses in our ICFR. If we are unable to remediate the material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

As more fully described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Internal Control over Financial Reporting,” we have identified material weaknesses in ICFR related to policies and procedures that did not comprehensively cover multiple control areas, including but not limited to segregation of duties, processes around payroll, and purchases and payables. These material weaknesses stem from an underlying lack of sufficient accounting and financial reporting personnel with requisite knowledge of IFRS, and comprehensive accounting and reporting policies and procedures, creating a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis. These material weaknesses identified have resulted in necessary corrections to and restatements of our previously issued financial statements. These material weaknesses could result in a misstatement that would result in a material misstatement to the Company’s annual or interim consolidated financial statements that would not be prevented or detected. Remediation plans are actively underway, and management will continue to monitor its effectiveness. Until these identified material weaknesses are fully remediated and the ICFR operates effectively for a sustained period, management will continue to assess and enhance internal controls. While management has taken steps to remediate these control weaknesses, the material weaknesses may still be unresolved.

Unless and until these material weaknesses have been remediated, or if new material weaknesses arise, material misstatements could occur and go undetected in our interim or annual financial statements, and we may be required to restate our financial statements. In addition, we may experience delays in satisfying our reporting obligations or to comply with SEC rules and regulations, which could result in, among other things, regulatory or enforcement actions, securities litigation, limitations on our ability to access capital markets, debt rating agency downgrades or rating withdrawals, or loss in confidence of our investors, any one of which could adversely affect the valuation of our ADSs and our business prospects. We can give no assurance that the measures we have taken and plan to take in the future will remediate the material weaknesses identified or that any additional material weaknesses will not arise in the future due to a failure to implement and maintain adequate ICFR.

If we fail to develop and maintain an effective system of ICFR, we may be unable to accurately report our financial results or prevent fraud.

As a public company, we are subject to the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act (“Section 404”) requires us to include a report from management on the effectiveness of our ICFR starting with our second annual report on Form 20-F. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our ICFR. Our management may conclude that our ICFR is not effective. Moreover, even if our management concludes that our ICFR is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal control or the level at which our control is documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, as a result of becoming a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our ICFR. In addition, if we fail to maintain adequate and effective ICFR, as these standards are modified, supplemented, or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective ICFR in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ordinary shares and ADSs. Additionally, ineffective ICFR could expose us to increasing risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations, and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

Our risk management and internal control systems may not be adequate or effective.

While we seek to improve our risk management and internal control systems on a continuous basis, we cannot assure you that these systems are sufficiently effective in ensuring the prevention of fraud. Since our risk management and internal control systems depend on implementation by our employees, we cannot assure you that our employees or other related third parties are sufficiently or fully trained to implement these systems, or that their implementation will be free from human error or mistakes. If we fail to timely update, implement, and modify, or fail to deploy sufficient human resources to maintain our risk management policies and procedures, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Demand for our products depends on trends and developments in the markets for end products containing our products.

Many of our products are utilized or incorporated as core components for optical and optoelectronic instruments and systems. In particular, we offer lenses which can be used in optical systems for a wide range of consumer electronic products, such as smartphone cameras, pico projectors, micro electromechanical systems scanners, AR/VR devices and contactless biometric devices. As such, the demand for our products depends to a large extent on trends and developments in the markets for end products which we believe are characterized by rapidly changing technology, frequent new product specifications and changing customer demands. If demand for smartphone cameras, pico projectors, micro electromechanical systems scanners, AR/VR devices, and contactless biometric devices were to decrease for any reason, we would experience a corresponding decrease in demand for our metalenses which would have an adverse effect on our optoelectronic products business. If we fail to adjust our product lines or expand the use cases of our metalenses to accommodate such changes in market trends, our business and profitability may be adversely affected.

Our success also depends on our ability to adequately respond and adapt to technological developments in a timely and cost-effective manner through continuous improvement of our existing products and services and the introduction of new products applying the latest technologies that improve performance, features and reliability. The failure to adapt to such changes may have a material adverse effect on our business, operating results and financial condition.

Our customers may cancel their orders, change production quantities or delay production.

We rely on the relationships we have developed with our major customers, and generally we do not obtain firm, long-term purchase commitments from them. Our customers may continue to require shorter delivery time for their orders, cancel their orders, change production quantities or delay production for any reason. Cancellations, reductions or delays by a significant customer or by a group of customers could seriously and adversely affect our results of operations.

In addition, we make significant investment decisions, including determining the levels of business that we will seek and accept, production schedules, component and raw material procurements, personnel needs and other resource requirements, based on our estimates of future customer requirements. The short-term nature of our customers’ commitments and the possibility of rapid changes in demand for their products reduce our ability to predict future customer requirements. Although there are generally no cyclical trends in our business, on occasion, customers may require rapid increases in production due to the evolving demand dynamics of our end products, which can stress our resources and may lead to reduced margins. Moreover, we may not have sufficient capacity at any given time to meet our customers’ demands, which may result in us having to reject or delay customers’ orders. In addition, to the extent certain components of our costs and operating expenses are fixed, a reduction in customer demand could adversely impact our gross margins and operating income.

Any failure by us to further refine our technology and develop and introduce new products or improved processes could render our products or production methods uncompetitive or obsolete and reduce our sales and market share.

The optical component industry is rapidly evolving and competitive. We will need to invest significant financial resources in R&D to keep pace with technological advances in the optical component industry and to compete effectively in the future. For 2025 and 2024, we incurred expenses of S$1,843,294 and S$1,036,635, respectively, to R&D activities. However, R&D activities are inherently uncertain, and we might encounter practical difficulties in commercializing the results of our R&D activities and launching new products as originally intended. For example, MetaOptics Technologies collaborates with various local and overseas academic and research institutions, such as A*STAR in Singapore for a certain portion of its R&D activities. These collaborations are conducted pursuant to formal or contractual arrangements which set out the parties’ respective rights, responsibilities, obligations, allocation of benefits (such as intellectual property ownership) or other matters. While the terms of these agreements are generally clear, disagreements may nonetheless arise due to the inherent nature of any collaborations, including R&D collaborations. These disagreements may stem from differing interpretations of contractual provisions or from the fact that the agreements may not fully anticipate all practical scenarios that could arise during the course of a project.

In addition, our R&D expenses may not reap corresponding benefits, and our competitors or industry peers may develop technologies and processes to manufacture products that prove to be more cost-effective and have better performance and utility. Therefore, our R&D efforts may be rendered obsolete by the technological advances of others. Our R&D expenses may not be entirely capitalized, which may result in higher expenses and lower margins. Any failure by us to further refine our technology and develop and introduce new products or improved processes could render our products uncompetitive or obsolete and may result in a decline in our market share.

Life cycles of optical products’ application and imaging devices are short due to rapid changes in technology.

Our future success will partly depend on our ability to develop, design and market products and improve manufacturing and fabrication processes which meet changing customer needs and to successfully anticipate or respond to technological changes in manufacturing processes or the end consumer products in a cost-effective and timely manner. Many of our products are applied in optical products such as imaging devices, which have short product life cycles due to frequent product introductions, rapidly changing technology and evolving industry standards. There can be no assurance that we will be successful in developing new products as a result of our R&D efforts or our cooperation with industry leaders, or that it will keep pace with technological changes taking place in the market. Any delay or failure to adequately respond to the technological changes could have a material adverse effect on our business or our operating results.

The markets for our products are highly competitive.

We face competition from optical products manufacturers in Singapore and abroad who offer products that are similar to or otherwise compete with our products. Heavy reliance on a niche market with limited customers will expose us to market volatility and changing demand shifts. We also envisage that the selling price of our products and revenue generated from product orders may be driven down in the future, in the event we are faced with competitive pressures or market share erosion. If we fail to maintain our competitiveness by failing to expand our product portfolio, failing to maintain and improve the quality of our products and maintain competitive prices, or if the number of competitors increases substantially, or if their service quality or product utility improves rapidly, or if the commercial terms they offer are more competitive, our business, financial performance and position, and prospects may be adversely affected.

Moreover, although barriers of entry exist in the design and manufacturing of optical products due to highly specific technical expertise, substantial capital requirements, and difficulties relating to building customer relationships, new industry entrants cannot be precluded from developing or acquiring the required technical capabilities and customer base through substantial investments in necessary technologies and market development to compete with our existing business. If new entrants succeed in establishing operations and developing products with superior technology that compete with us, our business and prospects may be adversely affected.

We rely, in large part, on key business and sales relationships for the successful commercialization of our products, which if not developed or maintained, will have an adverse impact on achieving market awareness and acceptance and will result in a loss of business opportunities.

To achieve wide market awareness and acceptance of our product and technologies, and as part of our business strategy, we will enter into a variety of business relationships with other companies that will incorporate our product or technology into their products or market their products based on our technologies. The successful commercialization of our product and technologies will depend in part on our ability to (i) undertake a successful campaign with our customers with our prototypes; and (ii) meet obligations under contracts with respect to the products and achieve related development requirements. The failure to secure or build these business relationships will limit the commercialization of our product and technologies, which will have an adverse impact on our business development and our ability to generate revenues. Any delays in entering into new and beneficial collaborations or strategic partnership agreements related to any product or technology we develop could hinder the development and commercialization of our product and technology, which would materially and adversely affect our business prospects, financial condition, and results of our operations.

The advancement of our product and technology and the potential commercialization of our current and future product and technology will require substantial additional financing. The entry into a variety of business relationships with other companies or such collaborations, may incur non-recurring and other charges, increase our near and long-term expenditures, and require us to issue our equity securities that dilute our existing shareholders, or disrupt our management and business.

We face competition in seeking appropriate strategic partners and alliances, and the negotiation process can be time-consuming and complex. Any definitive agreement for other partnerships or alliances is contingent, among others, on our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors, including the design or results of product and technology, the progress of our product and/or technology, the impact to our product supply chains, the potential market for the product and technology, the costs and complexities of manufacturing and delivering such product and technology for commercialization and in certain instances, across various geographies and varying competitive landscapes and the potential of competing products.

We face product liability risks, which could adversely affect our business.

The sale of our optical products involves the inherent risk of product liability claims by others. Although we maintain a product liability insurance policy, there can be no assurance that our insurance coverage will be sufficient to cover all of our losses in all events. In particular, the amount and scope of the insurance coverage may be inadequate to protect us in the event that a product liability claim is successfully asserted. If a claim is asserted and successfully litigated by an adverse party, our financial position and results of operations could be adversely affected.

Any failure to maintain our brand recognition and value may adversely affect our business.

Developing our brand recognition and value will depend largely on the success of our marketing efforts and our ability to provide consistent, high-quality products and customer service on a timely basis. In addition, brand recognition and value are based in large part on perceptions of subjective qualities, and even isolated incidents can erode trust and confidence, particularly if they result in adverse publicity, governmental investigations or litigation. Although we have sales representatives in South Korea and sales distributors in the PRC and Taiwan to increase our brand presence and provide high quality customer service to key smartphone manufacturers in these countries, we, including our brand and value, could nonetheless be adversely affected if our public image or reputation is tarnished by negative publicity. Any loss of confidence on the part of customers in our brand or reputation would be difficult and costly to overcome and could have a material adverse effect on our business, financial condition and results of operations.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

As of the date of this prospectus, we have seven employees, comprising three members of our management team, two other full-time employees, and two part-time employees. We are required to continue expanding our managerial, operational, technical, finance, sales and other resources in order to manage the anticipated growth of our operations, continue our development activities and expand the testing and commercialization of our optical products and technologies. Our existing management and personnel, systems and facilities may not be sufficient to manage and support our future growth. Our growth strategy requires that we expand our resources, such as hiring more personnel, upgrading facilities and enhancing our operation systems, but also ensure that we maintain the agility and innovation that have been central to us and the products offered. To achieve this, we intend to identify and hire more employees of various expertise to drive the growth of our organization. At the same time, we intend to continue to prioritize investment in R&D to drive the commercialization of our optical products and technologies.

If we are unable to attract skilled employees, increase the size of our organization or manage our future growth effectively, it will impair our ability to execute our business strategy and our business, financial condition, results of operations and growth prospects will be materially and adversely affected.

Our continued success and growth depend substantially on the continuing service and contribution of our executive officers and research scientists, as well as our ability to attract and retain new and existing technical personnel.

Our success to date can be largely attributable to the contributions and expertise of our executive officers, each of whom has invaluable experience and knowledge relevant to our industry. In particular, Mr. Thng Chong Kim has an intimate understanding of the demands, technicalities and intricacies of our business and customers’ needs. As an early-stage high-technology company, our management team is lean and comprises seven employees, comprising three members of our management team, two other full-time employees, and two part-time employees, and the loss of any member of our management team may adversely affect the execution of our business strategies and adversely impact our business operations and prospects.

We do not maintain keyperson life insurance for any of our executive officers. In assessing the need for such coverage, we have taken into account various factors, including the availability and cost of obtaining such insurance. Given the specific circumstances of certain individuals, such policies are not commercially practicable at this stage. If we are not successful in retaining the services of our management or other key personnel or hire suitably qualified personnel to replace them on a timely basis, our business, results of operation, financial conditions and prospects may be materially and adversely affected.

We also rely extensively upon experienced and skilled research scientists seconded to MetaOptics Technologies under the T-Up program to spearhead the design of the products, who have since August 1, 2025 commenced full-time employment with us. Launched in 2003, the T-Up program is a secondment program funded by Enterprise Singapore and administered by A*STAR, where A*STAR’s research scientists and engineers are seconded to local enterprises to help them build in-house R&D capabilities and grow their business revenue.

As we continue to grow, we will need additional qualified management personnel and employees to manage our expanded business. Competition for management personnel and employees, especially employees with specific technical and research expertise, may be keen and there is no guarantee that we will be able to hire and retain an adequate number of management personnel and skilled employees in the future. Notwithstanding that most of the production and fabrication of the products have been diversified and outsourced to various suppliers with specialized expertise, a shortfall in qualified management personnel and skilled employees may hinder our business execution strategies and growth plans. Compensation levels may need to be increased substantially to attract and retain our executive officers and skilled employees. The onset of any of the aforementioned situations may result in a material adverse impact on our business, financial performance, results of operation and prospects.

We may face risks associated with debt financing.

Although we have not entered into any credit facilities as of the date of this prospectus, we may require and secure bank borrowings in the future to fund our growth and business expansion initiatives. Such credit facilities may contain covenants including: (i) restrictions on change of control and disposal of materials assets; (ii) financial covenants restricting us from incurring additional indebtedness or encumbrance over our assets; (iii) compliance with certain financial thresholds set in the relevant facility letters and agreements such as a certain level of minimum tangible net worth and loan to equity ratio; and (iv) restrictions on our ability to make distributions. The undertakings and covenants contained in the bank borrowings could restrict our ability to respond to changes in business and economic conditions to engage in potentially beneficial transactions and to obtain other required financing.

As of December 31, 2025, we have a non-current liability of S$2.1 million, which mainly arose from the amount due to MST SingCo arising from the 2021 License Agreement, under which consideration of S$2.9 million was paid on our behalf directly by MST SingCo (a co-licensee under the 2021 License Agreement), and we are obligated to repay that amount to it. MST SingCo has issued a letter to us stating it has no intention to demand immediate repayment of the aforementioned amount until June 30, 2026 (the “MST SingCo Non-Demand Letter”). Subsequently, MetaOptics Technologies sent a letter to MST SingCo reflecting an updated repayment arrangement between the parties (the “MOT to MST SingCo Acknowledgement Letter”), which provides and acknowledges that the amount of S$2.9 million, which is non-interest-bearing, and that such amount is expected to be repaid by MetaOptics Technologies to MST SingCo from 2027 onwards and by no later than 2029, or any such time as mutually agreed by MST SingCo and MetaOptics Technologies, with the first payment in 2027 being S$250,000, the second payment in 2028 being S$630,000 and the remaining S$2,000,000 in 2029. While MST SingCo has not executed any written agreement of the terms set out in the MOT to MST SingCo Acknowledgement Letter, MST SingCo has acknowledged and confirmed that it has no intention to call for early repayment of any amount prior to 2027. Thereafter, Dato Sri Chua Chwee Lee and Jee Wee Jene, who are executive directors of MST ListCo and together are controlling shareholders of MST ListCo and, indirectly of MST SingCo, each provided an irrevocable undertaking to MetaOptics Technologies that he or she will use best efforts to procure that MST SingCo shall abide by, comply with and act in accordance with the intentions and understandings of the parties reflected in the MST SingCo Non-Demand Letter and the MOT to MST SingCo Acknowledgement Letter. Each irrevocable undertaking is evidenced by a deed governed by the laws of Singapore and executed by Dato Sri Chua Chwee Lee and Jee Wee Jene, respectively, and, as such, we will not have any repayment obligations to MST SingCo prior to 2027.

In the event that we finance some of our capital expenditures through hire purchase and short-term borrowings in addition to cash flow from operations and long-term borrowings in the future, our working capital position may become negative, and our leverage ratios will increase. If we are unable to secure other funding sources for our operational requirements and additional financing is required, our operations may be adversely affected.

We may experience disruptions to our information technology (“IT”) systems or infrastructure failure.

We may be exposed to cybersecurity risks such as data breaches, ransomware, or unauthorized access to sensitive company data. As we are reliant on our IT systems, the failure of information technology systems or infrastructure may lead to loss of data, operational disruptions and our inability to deliver the products as per customers’ requests on a timely basis and thus, resulting in customers’ dissatisfaction or leakage of confidential information. There can be no assurance that our IT systems will operate without interruption or that they will not malfunction. It may be difficult or costly to keep our IT systems up-to-date or to implement major system maintenance and upgrades. Disruptions to our business may lead to the incurring of expenses or losses. Disruptions to our systems may also occur due to security or data breaches, damage to our data centers, or external interruptions in technology infrastructure. Any system disruption or failure could reduce our productivity, customer satisfaction, and/or materially and adversely affect our business, financial condition and results of operations.

Our metalens design and manufacturing processes rely on sophisticated software and are highly complex, exposing us to risks related to software issues, impurities in the production environment and manufacturing disruptions, which could reduce our production yields, hurt our sales and adversely affect our customer relationships and business reputation.

Designing and manufacturing optical components is a highly complex and precise process that requires the use of sophisticated and costly equipment and software, which have to be regularly modified and updated to improve metalens design, production yields and product performance and reduce unit manufacturing costs. However, these updates and migration to advanced technologies expose us to the risk of production difficulties arising from new or changed processes, which could affect the quality of the products and cause delivery delays, reduced output or both. As we expand our production capacity or modify our production processes to adjust to new product specifications from our customers, we may experience lower production yields, initially as is typical with any new equipment, software or process, which may have an adverse impact on our turnover and profit margins.

We must constantly update the software and ensure that our research scientists, designers and engineers are proficient in utilizing its complex features to support the new solutions and technologies we regularly introduce. This process is time-intensive and expensive and may lead to higher costs in the future. We cannot assure you that our current and planned systems, software, procedures and controls will be adequate to support our future operations.

In addition, manufacturing optical components requires a tightly controlled and clean environment. Microscopic impurities such as dust and other contaminants, minor deviations in the manufacturing process or malfunctions of equipment or facilities can cause substantial decreases in production yields, affect the quality of the product, and in some cases, cause production to be suspended or result in products unfit for commercial sale.

While we employ strict quality assurance procedures at key manufacturing stages to anticipate and mitigate potential quality issues, our products may contain undetected defects or otherwise fail to perform as expected, especially when new camera modules and optical components manufactured using the latest technologies are first introduced to the market. These defects could cause us to incur significant re-engineering costs, divert the attention of our engineering personnel from product development efforts or lead to returns of our products and adversely affect our customer relationships and business reputation.

Our tenancy agreements for our facilities in Singapore contain control requirements that restrict changes in the shareholding of MetaOptics Technologies, and a breach of these requirements could result in the termination of our leases and loss of access to our facilities.

MetaOptics Technologies leases two premises in Singapore from Jurong Town Corporation, which are used as design centers and demonstration laboratories, as well as for administrative functions. Each tenancy agreement contains a control requirement providing that the shareholders of MetaOptics Technologies as of a specified date, namely June 9, 2023 for #01-45 and April 30, 2025 for #01-51, whether individually or in any combination, must directly own more than 50% of the issued shares of MetaOptics Technologies, and that the prior consent of Jurong Town Corporation is required for any change to this requirement. As part of our corporate reorganization completed in April 2025, MetaOptics Ltd became the holding company of MetaOptics Technologies. As of April 3, 2025, MetaOptics Technologies has obtained the prior written consent of Jurong Town Corporation for the aforementioned change in control.

However, future changes in the share capital or shareholding structure of MetaOptics Technologies could trigger a breach of the control requirements unless the prior consent of Jurong Town Corporation is obtained. There can be no assurance that Jurong Town Corporation will grant consent to any future change in control, or that consent will be obtained on acceptable terms or in a timely manner. A failure to comply with the control requirements would constitute a breach of MetaOptics Technologies’ obligations under the relevant tenancy agreement, and Jurong Town Corporation would be entitled to re-enter and repossess the premises, resulting in the immediate termination of the tenancy. Although these premises are not critical to our core business operations and could be readily relocated, the loss of either or both of our leased premises could disrupt our operations and require us to relocate on short notice and potentially at higher cost.

Our operations are subject to the political, economic and social developments as well as laws, regulations and licensing requirements in Singapore and globally.

While we operate out of Singapore, we market, distribute and sell metalenses and devices across various jurisdictions, including Singapore, Japan, South Korea, China, Taiwan, the United States, and certain countries in Europe. As such, our business, prospects, financial position and results of operations may be adversely affected by political, economic, social and legal developments in Singapore and globally that are beyond our control. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, changes in interest rates, rates of economic growth, fiscal and monetary policies of the government, inflation, deflation, methods of taxation and tax policy, tariffs and other international trade policies, unemployment trends, and other matters that influence consumer confidence, spending and tourism. In particular, factors such as gross domestic product growth, disposable income and unemployment rates, both in Singapore and globally, may affect the demand for our products and services and indirectly affect our business operations.

Given the uncertainties of the future economic outlook, there is no assurance that we will be able to grow our business, or that we will be able to react promptly to any changes in economic conditions. In the event that we fail to react promptly to changing economic conditions, our business, prospects, financial condition and results of operations may be adversely affected.

Our operations are subject to the potential impact of recently imposed tariffs by the U.S. government.

As we market, distribute and sell metalenses and devices to the United States, our business, financial performance and prospects are subject to risks arising from developments in the U.S. trade policy, particularly in relation to tariffs imposed on imported goods.

In 2025, the U.S. government announced a series of tariff measures aimed at protecting domestic industries. These tariffs may affect a broad range of goods, including components and products relevant to our operations. If our products, or the components used in their manufacture, become subject to such tariffs, we may face increased costs of doing business in the United States, reduced price competitiveness, or disruptions to supply chains and customer relationships.

In response to the U.S. tariffs, a number of countries announced retaliatory tariffs and other countermeasures. Such developments may adversely affect our ability to maintain or grow our market share in the United States and may also impact broader demand for our products. Political tensions as a result of trade policies could reduce trade volume, cross-border investment, technological exchange, and other economic activities between major economies, resulting in a material adverse effect on global economic conditions and the stability of global financial and stock markets. Moreover, the heightened geopolitical uncertainty and potential for further escalation may affect the global macroeconomic environment.

Notwithstanding that the series of tariff measures imposed by the U.S. administration does not have any material impact on us, there is no assurance that current or future U.S. tariff measures, including those introduced or expanded under the current administration, or any countermeasures enacted in response to such tariffs, will not have a material adverse effect on our business, financial condition, results of operations and prospects.

We do not currently generate significant revenue from the U.S. market. However, this does not preclude the possibility of us deriving material revenue from the United States in the future. Additionally, the impact of tariff measures may be indirect, as they could potentially affect our customers based in the PRC and Taiwan.

We may be subject to liabilities for non-compliance with statutory provisions.

There have been instances of procedural non-compliance arising from instances of inadvertent omissions and administrative oversights leading to us not fully complying with certain statutory provisions in Singapore. In particular, default penalties amounting to S$150 were imposed in relation to the late lodgment of the notice of appointment of the auditor in 2022, and in relation to the late lodgment of the notice of resolution of an extraordinary general meeting in 2023. These penalties have been duly settled in full, and we confirm that these matters did not have any material adverse impact on us. While we have (i) engaged Ascentium as our corporate secretarial agent and to assist with the day-to-day oversight of the corporate secretarial matters and to mitigate against further instances of non-compliance in respect of our Group; and (ii) have not been subject to any disciplinary actions or proceedings, and no other enforcement actions have been taken against us for the aforementioned non-compliance as of the date of this prospectus, there is no assurance that further penalties will not be imposed for any past non-compliance or that such lapses will not recur in the future.

We may consider acquisitions or strategic collaborations which are capital intensive, result in dilutive effects to our shareholders’ equity interest, cause us to incur debt or assume contingent liabilities and/or subject us to other risks.

From time to time, we may contemplate undertaking various acquisitions and strategic collaborations, including licensing or acquiring intellectual property rights, technologies or businesses, as well as joint ventures or strategic partnerships with manufacturers, foundries, or industry partners. Any potential acquisition or strategic partnership we may undertake involves several risks and challenges, including, but not limited to:

•        increased operating expenditure and cash flow requirements;

•        assimilation of operations and intellectual property, including difficulties associated with integrating new personnel;

•        the diversion of our management’s time and focus from our existing operations and initiatives in pursuing such a strategic partnership, merger or acquisition;

•        retention of key employees, the loss of key personnel, and uncertainties in maintaining crucial business relationships;

•        risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products, assets, technology portfolio and capabilities; and

•        our inability to generate revenue from acquired intellectual property rights, assets, technologies, and/or businesses sufficient to meet our objectives in undertaking the acquisition or even to offset the associated acquisition and maintenance costs.

If we undertake acquisitions or strategic partnerships, we may issue securities which will dilute the equity interests of our shareholders and ADS holders, take on debt obligations, incur significant one-off expenditures or acquire intangible assets that could result in substantial future amortization expenses. Moreover, we may not identify suitable acquisition or strategic partnership opportunities, and this inability could impair our growth or limit access to technology or products or fabrication capabilities that may be important to the development of our business.

Growing focus on evolving environmental, social, and governance (“ESG”) issues by shareholders, merchants, users, regulators, employees and other stakeholders may impose additional risks and costs on our business.

Matters relating to ESG have become an area of growing and evolving focus among our shareholders and other stakeholders, including among merchants, users, employees, regulators and the general public in the geographic markets in which we operate. In particular, we face heightened expectations with respect to our practices, disclosures and performance in relation to environmental sustainability, climate change, biodiversity, diversity, equity and inclusion and human rights practices, among other topics.

The current regulatory landscape regarding climate change and other ESG-related matters is evolving and is likely to continue to develop in ways that require our business to adapt and require us to make certain disclosures regarding our operations and our commitments. Governments are, and may continue to, enact new laws and regulations and/or view matters or interpret laws and regulations differently than they have in the past, including laws and regulations which are responsive to ESG trends or otherwise seek to reduce the carbon emissions relating to travel and set minimum energy efficiency requirements, which could materially and adversely affect our business, results of operations and financial condition.

If we fail to meet rapidly evolving expectations on ESG matters, we may experience harm to our brand and reputation, adverse press coverage, a reduction in our attractiveness as an investment, greater regulatory scrutiny and potential legal claims, greater difficulties in attracting and retaining users and talent, increased costs associated with our legal compliance, insurance or access to capital, and as a consequence, our business, results of operations, financial condition and/or stock price could be materially and adversely affected.

Fluctuations in foreign currency exchange rates may adversely affect our operational and financial results.

We operate in multiple geographic markets, which exposes us to the effects of fluctuations in currency exchange rates. We generally incur costs and expenses for employee compensation and other operating expenses in the local currencies in the markets in which we operate. We do not rely on any single currency as we earn revenue in different local currencies across our markets. However, fluctuations in the exchange rates among the various currencies that we use could cause fluctuations in our operational and financial results. Because fluctuations in the value of these local currencies are not necessarily correlated, our results of operations in any period may be materially and adversely affected by such volatility. Additionally, we may be subject to restrictions on currency exchange in some of the jurisdictions in which we operate.

We may enter into derivatives transactions and incur relevant costs from time to time to manage our exposure to exchange rate risk. Such derivatives transactions, while intended to be nonspeculative, are designed to protect us against increases or decreases in exchange rates, but not both. If we have entered into derivatives transactions to protect against, for example, decreases in the value of a local currency and such local currency instead increases in value, we may incur financial losses. Such losses could materially and adversely affect our financial condition and results of operations.

The ability of our subsidiaries to distribute dividends to us may be subject to restrictions under the laws of their respective jurisdictions.

We are a holding company. Part of our primary internal sources of funds to meet our cash needs is our share of the dividends, if any, paid by our subsidiaries. The distribution of dividends to us from the subsidiaries in these markets as well as other markets where we operate is subject to restrictions imposed by the applicable laws and regulations in these markets. In addition, although there are currently no foreign exchange control regulations which restrict the ability of our subsidiaries in some of our markets to distribute dividends to us, the relevant regulations may be changed and the ability of these subsidiaries to distribute dividends to us may be restricted in the future. For more information, please see “Dividend Policy” beginning on page 36 of this prospectus.

Risks Related to the ADSs and this Offering

There has been no prior market for our ordinary shares or the ADSs on a U.S. national securities exchange, and an active and liquid market for the ADSs may fail to develop or be sustained, which could harm the market price of the ADSs.

Our ordinary shares have been listed on Catalist of the SGX-ST since September 9, 2025. Prior to this offering, there has been no public market on a U.S. national securities exchange for our ordinary shares or the ADSs. We plan to apply to list the ADSs on the Nasdaq Global Market. There is no guarantee that Nasdaq, or any other exchange or quotation system, will permit the ADSs to be listed and traded. The closing of this offering is contingent upon the successful listing of the ADSs on the Nasdaq Global Market. Even if the ADSs are approved for listing on the Nasdaq Global Market, a liquid public market for the ADSs may not develop, or if it is developed, may not be sustained. The lack of an active market may impair your ability to sell the ADSs at the time you wish to sell them or at a price that you consider reasonable.

The initial public offering price for the ADSs has been determined by negotiation between us and the representatives based upon several factors, including prevailing market conditions, our historical performance, the trading price of our ordinary shares in Singapore, estimates of our business potential and earnings prospects and the market valuations of similar companies. The initial public offering price for the ADSs may not be indicative of the price at which ADSs will trade in the public market after this offering. The price at which the ADSs are traded after this offering may decline below the initial public offering price, meaning that you may experience a decrease in the value of the ADSs regardless of our operating performance or prospects.

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of the ADSs is likely to be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with similar business operations. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•        variations in our net revenues, earnings and cash flows;

•        announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;

•        announcements of new offerings and expansions by us or our competitors;

•        changes in financial estimates by securities analysts;

•        detrimental adverse publicity about us, our products and services or our industry;

•        announcements of new regulations, rules or policies relevant for our business;

•        departures of key personnel;

•        release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

•        potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

The dual listing of our ordinary shares and the ADSs following this offering may adversely affect the liquidity and value of the ADSs.

Following this offering and after the ADSs are traded on the Nasdaq Global Market, our ordinary shares will continue to be listed on Catalist of the SGX-ST. We cannot predict the effect of this dual listing on the value of our ordinary shares and ADSs. However, the dual listing of our ordinary shares and the ADSs may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the Unites States. The price of the ADSs could also be adversely affected by trading in our ordinary shares on Catalist of the SGX-ST.

Although our ordinary shares will initially continue to be listed on Catalist of the SGX-ST following this offering, we may decide at some point in the future to propose to our ordinary shareholders to delist our ordinary shares from Catalist of the SGX-ST, and our ordinary shareholders may approve such delisting. We cannot predict the effect such delisting of our ordinary shares on Catalist of the SGX-ST would have on the market price of the ADSs on the Nasdaq Global Market.

Because the initial public offering price is substantially higher than the adjusted net tangible book value per share, you will experience immediate and substantial dilution.

If you purchase the ADSs in this offering, you will pay more for each ADS than the corresponding amount paid by existing shareholders for their ordinary shares. In addition, you will pay substantially more for the ADSs in this offering than our net tangible book value per ordinary share. As a result, you will experience immediate and substantial dilution of approximately US$            per ADS, assuming that no outstanding options to acquire ordinary shares are exercised. This number represents the difference between the initial public offering price of US$            per ADS, and our adjusted net tangible book value US$            per ADS as of December 31, 2025, after giving effect to this offering. You may experience further dilution to the extent that our ordinary shares are issued upon exercise of any share options. See “Dilution” for a more complete description of how the value of your investment in ADSs will be diluted upon completion of this offering.

We have broad discretion to determine how to use the funds raised in this offering and may use them in ways that may not enhance our operating results or the price of the ADSs.

We intend to use the proceeds from this offering for the purposes and in the manner set out in the section entitled “Use of Proceeds” of this prospectus. However, there can be no assurance that our current intentions will materialize. As a result of the number and variability of factors that determine our use of the proceeds from this offering, the actual uses may vary substantially from our current intentions. Our management will have considerable discretion in the application of the net proceeds received by us from this offering. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our ADS price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

Our shareholders may face difficulties in protecting their interests, and the ability to protect their rights through U.S. courts may be limited because we are incorporated under Cayman Islands law and our operations are based in emerging markets.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England and Wales, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a state or federal court in the State of New York. Moreover, while under Delaware law, controlling shareholders owe fiduciary duties to the companies they control and their minority shareholders, under Cayman Islands law, our controlling shareholders do not owe any such fiduciary duties to our company or to our minority shareholders. Accordingly, our controlling shareholders may exercise their powers as shareholders, including the exercise of voting rights in respect of their shares, in such manner as they think fit.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, the register of mortgages and charges and any special resolutions passed by shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. If we choose to follow the home country practice, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. See “— We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies” and “— As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. domestic issuers. This may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

Additionally, as a company incorporated under Cayman Islands law with operations based in emerging markets, there may be challenges in enforcing U.S. judgments or court orders. These challenges may include differences in legal systems and limited legal enforcement mechanisms, and local regulations that make it difficult to collect on judgments.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and, as such, we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•        the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•        the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•        the sections of the Exchange Act imposing liability for insiders who profit from trades made in a short period of time; and

•        the selective disclosure rules by issuers of material non-public information under Regulation FD.

Following this offering, we will be required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our financial results on a quarterly basis, distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to the information required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq corporate governance standards applicable to U.S. domestic issuers. This may afford less protection to holders of our common shares than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

We are exempted from certain corporate governance requirements of Nasdaq by virtue of being a foreign private issuer. As a foreign private issuer, we are permitted to follow the governance practices of our home country in lieu of certain corporate governance requirements of Nasdaq. As result, the standards applicable to us are considerably different from the standards applied to U.S. domestic issuers and could provide less protection to you than you would have under the Nasdaq rules applicable to domestic issuers. We intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers. In the future, we may rely on certain exemptions provided by Nasdaq. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses and may impede our ability to maintain our listing on Nasdaq.

After our listing on the Nasdaq Global Market, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. If we lose our foreign private issuer status on a determination date, then, beginning on the first day of the fiscal year following the determination date, we would have to comply with U.S. federal proxy rules and other requirements, our officers and directors would become subject to the short-swing profit recovery provisions of Section 16 of the Exchange Act and holders of more than 10% of our ordinary shares would become subject to the reporting and short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq listing rules as well as our ability under the Exchange Act to present our financial statements pursuant to IFRS instead of pursuant to U.S. GAAP. In addition, on June 4, 2025, the SEC issued a concept release seeking public comment on whether to amend the current eligibility criteria for foreign private issuer status under the U.S. securities laws to better balance investor protection and capital formation. This marks the first comprehensive review of the foreign private issuer regulatory framework since 2008 and signals a potential material shift in the foreign private issuer regulatory framework. While no rule changes have been proposed yet, any future amendments could impact our eligibility to qualify as a foreign private issuer.

As a U.S. listed public company that would not qualify as a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer, as well as increased accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. If we lose our foreign private issuer status and are unable to devote adequate funding and the resources needed to maintain compliance with Nasdaq’s corporate governance requirements applicable to domestic issuers, we may become unable to maintain the listing of the ADSs on the Nasdaq Global Market or other U.S. securities exchanges.

Our financial statements may not provide you the same information as financial statements prepared under U.S. accounting rules.

Our financial statements are prepared in accordance with IFRS. IFRS differs from U.S. GAAP in certain significant respects, including, among others, the recognition of revaluation of the property, the classification of minority interest in accordance with net identifiable assets, the nonrecognition of deferred employees’ profit sharing, consolidation of subsidiaries, the acquisition of shares of subsidiaries from minority stockholders and the determination of deferred income taxes. For this and other reasons, the presentation of financial statements and reported earnings prepared in accordance with IFRS may differ in significant respects from the presentation of financial statements and reported earnings prepared in accordance with U.S. GAAP.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our shareholders could receive less information than they might expect to receive from more mature public companies.

Upon the completion of this offering, we will qualify as an “emerging growth company” under the JOBS Act. For as long as we continue to be an emerging growth company, we intend to take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, among others, the exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting. As a result, our shareholders may not have access to certain information that they deem important.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (iii) the date on which we have, during the preceding three year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Exchange Act, which could occur if the market value of our securities that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Because we will be subject to ongoing public reporting requirements for such time as we remain an emerging growth company that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our securities less attractive if we elect to rely on these exemptions or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our securities.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and they may not be able to exercise their right to direct the voting of the underlying ordinary shares represented by your ADSs.

Holders of the ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights that are carried by the underlying ordinary shares represented by your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Under the deposit agreement, you may vote only by giving voting instructions to the depositary. If we timely instruct the depositary to ask for your instructions, then upon receipt of your voting instructions, the depositary will endeavor to vote the underlying ordinary shares represented by your ADSs in accordance with such instructions insofar as practicable and permitted under the provisions of or governing our ordinary shares. If we do not instruct the depositary to ask for your instructions, voting instructions will not be sought from holders of ADSs. You will not be able to directly exercise your right to vote with respect to the underlying ordinary shares represented by your ADSs unless you withdraw the ordinary shares represented by your ADSs and become the registered holder of such shares prior to the record date for the general meeting.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to surrender your ADSs for the purpose of withdrawal of the ordinary shares underlying your ADSs and become the registered holder of such shares to allow you to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and fix in advance a record date for such meeting. Such closure of our register of members or the setting of such a record date may prevent you from surrendering your ADSs for the purpose of withdrawing the ordinary shares underlying your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 days prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions, for their manner of carrying out your voting instructions or for the effect of any such vote. This means that you may not be able to exercise your right to direct how the ordinary shares underlying your ADSs are voted, and you may have no legal remedy if the ordinary shares underlying your ADSs are not voted as you requested.

You may not receive dividends or other distributions on our ordinary shares and the ADS holders may not receive any value for them, if it is illegal or impractical to make them available to the ADS holders.

The depositary of the ADSs has agreed to pay the ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after it has converted the currency received into U.S. dollars and deducted the applicable fees, charges and expenses. You will receive these distributions in proportion to the number of ordinary shares the underlying ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

We expect to incur increased costs and become subject to additional rules and regulations as a result of being a public company in the United States.

We will become a public company in the United States and expect to incur significant legal, accounting and other expenses. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies in the United States.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a result of becoming a public company in the United States, we will need to adopt specific policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company in the United States will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements in the United States. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the number of additional costs we may incur or the timing of such costs.

It may be difficult to enforce judgments or bring actions outside the United States against us and our directors.

We are an exempted company incorporated under the laws of the Cayman Islands, and our officers and directors are neither citizens nor residents of the United States. Substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for an investor to enforce in courts outside the United States judgments obtained in United States courts based upon the civil liability provisions of United States federal securities laws against these persons and us or to bring in courts outside the United States an original action to enforce liabilities based upon United States federal securities laws against these persons and us.

Singapore take-over laws contain provisions that could discourage a take-over of us.

We are subject to the Singapore Take-over Code which contains certain provisions that may possibly delay, deter or prevent a future take-over or change in control of us. Under the Singapore Takeover Code, except with the consent of the Securities Industry Council of Singapore, any person acquiring an interest, whether by a series of transactions over a period of time or not, either on his own or together with parties acting in concert with him, in 30% or more of the voting shares, is required to extend a take-over offer for the remaining voting shares in accordance with the Singapore Take-over Code. Except with the consent of the Securities Industry Council of Singapore, such a take-over offer is also required to be made if a person holding between 30% and 50% (both inclusive) of the voting shares, either on his own or together with parties acting in concert with him, acquires additional voting shares representing more than 1% of the voting shares in any six month period. While the Singapore Take-over Code seeks to ensure an equality of treatment among shareholders, its provisions could substantially impede the ability of the shareholders to benefit from a change of control and, as a result, may adversely affect the market price of our ordinary shares and the ADSs and the ability to realize any benefits from a potential change of control.

You may experience dilution of your holdings due to the inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs or are registered under the provisions of the Securities Act. To the extent the rights are transferable, the depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

Substantial future sales or perceived potential sales of ADSs in the public market could cause the price of ADSs to decline.

Sales of substantial amounts of ADSs in the public market after completion of this offering, or the perception that these sales could occur, could adversely affect the market price of ADSs. The ADSs sold in this offering will be freely tradable without restriction or further registration under the Securities Act. In connection with this offering, we, our directors, executive officers, and certain shareholders have agreed not to sell any ordinary shares or ADSs for 180 days after the date of this prospectus without the prior written consent of the representatives of the underwriters, subject to certain exceptions. However, at the request of the parties subject to the lock-up restriction, the representatives may exercise their discretion to release the lock-up restriction prior to the expiration of the lock-up period. Any sale or perceived sale of the shares into the market may cause the price of ADSs to decline. See “Underwriting” and “Shares Eligible for Future Sale” for a more detailed description of the restrictions on selling our securities after this offering.

Because we do not expect to pay dividends in the foreseeable future after this offering, you must rely on a price appreciation of the ADSs for a return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings after this offering to fund the development and growth of our business, including our expansion plans in the United States. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in the ADSs as a source for any future dividend income.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades the ADSs or publishes inaccurate or unfavorable research about our business, the market price for the ADSs would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

ADS holders are not entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary directly or indirectly arising out of, based on or relating to our ordinary shares, other deposited securities, the ADSs, the ADRs, the deposit agreement or any transaction contemplated therein or the breach thereof (whether based in contract, tort, common law or any other theory), including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs shall relieve us or the depositary from our respective obligations to comply with the Securities Act and the Exchange Act.

Notwithstanding the foregoing, even if an action is brought against the depositary, by holding an ADS or an interest therein or being a holder of ADRs, you will be agreeing that (i) the depositary may, in its sole discretion, elect to institute any dispute, suit, action, controversy, claim or proceeding directly or indirectly based on, arising out of or relating to the deposit agreement, the ADSs, the ADRs or the transactions contemplated in any of them, including without limitation any question regarding its or their existence, validity, interpretation, performance or termination against any other party or parties to the deposit agreement, by having the dispute referred to and finally resolved by an arbitration conducted, in the depositary’s discretion, in either New York or Hong Kong.

An ADS holder’s right to pursue claims against the depositary is limited by the terms of the deposit agreement. The obligation and liability of the depositary and us are also limited by the terms of the deposit agreement.

Under the deposit agreement, any legal suit, action or proceeding against or involving us or the depositary, arising out of or relating in any way to the deposit agreement (including a cause of action arising under the Securities Act or the Exchange Act) or the transactions contemplated thereby or by virtue of owning the ADSs may only be instituted in the state or federal courts in the State of New York, and you, as a holder of the ADSs, will have irrevocably waived any objection which you may have to those courts as a venue for any such proceeding, and irrevocably submitted to the exclusive jurisdiction of such courts in any such action or proceeding. This exclusive forum provision may subject you to increased costs to bring a claim and limit your ability to bring a claim in a judicial forum that you believe to be favorable, which may discourage such lawsuits. It is possible that a court could find this type of forum selection provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. Accepting or consent to this forum selection provision does not constitute a waiver by you of compliance with federal securities laws and the rules and regulations thereunder. You may not waive compliance with federal securities laws and the rules and regulations thereunder. The deposit agreement provides that the depositary may require any claim asserted by it against us arising out of or relating to our ordinary shares, the ADSs or the deposit agreement be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement. See “Description of American Depositary Shares” for more information.

You may be subject to limitations on the transfer of your ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its books (and/or any portion thereof) at any time or from time to time when deemed expedient by it. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason. The issuance of ADSs, the acceptance of deposits of shares, the registration, registration of transfer, split up or combination of ADRs or, subject to applicable law, the withdrawal and delivery of ordinary shares on the cancellation of ADSs may be suspended, generally or in particular instances, when the books of the depositary or our share register is closed or when any such action is deemed required, necessary or advisable by the depositary for any reason.

We may not be able to satisfy listing requirements of the Nasdaq Global Market or obtain or maintain a listing of the ADSs.

We must meet certain financial and liquidity criteria to obtain and maintain a listing on the Nasdaq Global Market; however, there is no guarantee that we will be able to satisfy these requirements. If we fail to meet any of Nasdaq’s listing standards, the ADSs may be delisted. In addition to applying its enumerated listing standards, Nasdaq has broad discretionary authority over the initial and continued listing of securities on Nasdaq in order to maintain the quality of and public confidence in its market, to prevent fraudulent and manipulative acts and practices, to promote just and equitable principles of trade, and to protect investors and the public interest. Nasdaq may use this discretion to deny initial listing, apply additional or more stringent criteria for the initial or continued listing of particular securities, or suspend or delist particular securities based on any event, condition, or circumstance that exists or occurs that makes initial or continued listing of the securities on Nasdaq inadvisable or unwarranted in the opinion of Nasdaq, even though the securities meet all enumerated criteria for initial or continued listing on Nasdaq. In addition, our board of directors may determine that the cost of maintaining our listing on a U.S. national securities exchange outweighs the benefits of such listing. A delisting of the ADSs may materially impair your ability to buy and sell the ADSs and could have an adverse effect on the market price of, and the efficiency of the trading market for, the ADSs. The delisting of the ADSs could significantly impair our ability to raise capital and the value of your investment.

Negative publicity, which includes those relating to any of our directors, executive officers, or significant shareholders, may adversely affect the price of the ADSs.

Negative publicity or announcements relating to any of our directors, executive officers or significant shareholders may adversely affect the market perception of us or the price or trading performance of the ADSs, whether or not it is justified. For instance, such negative publicity may arise from unsuccessful attempts in joint ventures, acquisitions or take-overs, or involvement in insolvency proceedings.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•        our goals and strategies;

•        our future business development, financial condition and results of operations;

•        our expectations regarding demand for and market acceptance of our products;

•        expected changes in our revenue, costs or expenditures;

•        competition in our industry;

•        our proposed use of proceeds from this offering;

•        government policies and regulations relating to our business and industry;

•        general economic and business conditions in Singapore, Southeast Asia and globally; and

•        assumptions underlying or related to any of the foregoing.

You should read this prospectus and the documents that we refer to in this prospectus with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this prospectus include additional factors which could adversely impact our business and financial performance.

Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from industry publications and reports generated by third-party providers of market intelligence. Although we believe that this data is reliable, we have not independently verified the accuracy or completeness of the data and information contained in these publications and reports. Statistical data in these publications also include projections based on a number of assumptions. Failure of these markets to grow at the projected rate may have a material and adverse effect on our business and the market price of the ADSs. If any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions.

You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately US$             million from this offering (or US$             million if the underwriters exercise their option to purchase additional ADSs in full), assuming an initial public offering price of US$            per ADS, the U.S. dollar equivalent of the closing price of our ordinary shares on Catalist of the SGX-ST of S$            on             , 2026 (based on an assumed exchange rate of S$            to US$1.00), after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us.

A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) the net proceeds to us from this offering by US$             million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the net proceeds from this offering primarily to support our expansion plans in the United States, including for the following purposes:

•        approximately US$            or 50.0% for product development and strategic partnerships (including up to approximately US$            or 20.0% for acquisition of businesses, technologies, or other assets that we believe will complement our existing operations), including:

•        development of products incorporating our metalens technology;

•        enhancement of our manufacturing and prototyping capabilities such as next generation DLW systems and automatic camera module assembly equipment;

•        development of rectangular metalens and tunable metalens camera modules;

•        demonstration of ultra-thin metalens smartphones and gesture-controlled metalens smart glasses; and

•        integration of metalenses into integrated circuits and co-packaged optics;

as of the date of this prospectus, we have not identified any specific targets for potential acquisition or investments;

•        approximately US$            or 12.5% for development of AI-powered software and algorithmic capabilities supporting our metalens products and applications; and

•        approximately US$            or 37.5% for working capital and general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds from this offering. Our management, however, will have discretion in the application of net proceeds to us from this offering, and investors will be relying on the judgment of our management regarding the use of these net proceeds. If an unforeseen event occurs or business conditions change, we may use the proceeds from this offering differently than as described in this prospectus. See “Risk Factors — Risks Related to the ADSs and this Offering — We have broad discretion to determine how to use the funds raised in this offering and may use them in ways that may not enhance our operating results or the price of the ADSs.”

The forward-looking statements made in this prospectus relate only to events or information as of the date on which these statements are made in this prospectus. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

DIVIDEND POLICY

Our Company and its subsidiaries have not declared or distributed any dividends as of the date of this prospectus.

We currently do not have a fixed dividend policy. The declaration and payment of future dividends may be recommended by our Board at their discretion, after considering a number of factors, including the factors outlined below, as well as other factors deemed relevant by our board of directors:

•        the level of our cash and retained earnings;

•        our actual and projected financial performance;

•        our projected levels of capital expenditure and expansion plans;

•        the ability of our subsidiary to make dividend payments to our Company;

•        our working capital requirements and general financial condition; and

•        the terms of borrowing or financing arrangements (if any).

As a holding company incorporated in the Cayman Islands and given that our business is operated through our subsidiaries in Singapore and the United States, we are further dependent on distributions from our subsidiaries, MetaOptics Technologies and MetaOptics USA, in order to declare and pay dividends in the future. The ability of our subsidiaries to declare any dividends to us, in terms of the timing, amount and form, will depend on the income and cash available to them and may be restricted under applicable laws or regulations. Our subsidiaries may also be restricted from paying dividends or making any other distributions to us, as required by the terms of the instruments governing the borrowings of our subsidiaries, as the case may be.

All dividends must be paid out of either our profits available for distribution, as derived from the standalone audited financial statements of our Company and not from our audited consolidated financial statements or our share premium account. Our board of directors may, without the approval of our shareholders, resolve to pay dividends and authorize payment of the dividends out of the funds of our Company lawfully available therefor. A dividend shall be deemed to be an interim dividend unless the terms of the resolution pursuant to which the board of directors resolve to pay such dividend specifically state that such dividend shall be a final dividend. All dividends will be paid in accordance with the Companies Act and our Memorandum and Articles of Association.

If we pay any dividends on our ordinary shares, we will pay those dividends that are payable in respect of the ordinary shares underlying our ADSs to the depositary, as the registered holder of such ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.”

No inference should or can be made from any of the foregoing statements as to our actual future profitability or ability to pay dividends.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2025:

•        on an actual basis; and

•        on an as adjusted basis to reflect the issuance and sale of            ordinary shares in the form of ADSs by us in this offering, based on an assumed initial public offering price of US$            per ADS, which is the U.S. dollar equivalent of the closing price of our ordinary shares on Catalist of the SGX-ST of S$            on             , 2026 (based on an assumed exchange rate of S$            to US$1.00), after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, assuming the underwriters do not exercise its option to purchase additional ADSs in full in this offering.

The pro forma information below is illustrative only and our capitalization following the closing of this offering is subject to adjustment based on the initial public offering price of the ADSs and other terms of this offering determined at pricing. You should read this table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus and the section of this prospectus titled “Management’s discussion and analysis of financial condition and results of operations.”

	As of December 31, 2025
	Actual		As adjusted
	S$	US$	S$	US$
Cash and cash equivalents	8,789,537	6,845,071
Debt
Short-term debt	—	—
Long-term debt	2,106,147	1,640,215
Total debt	2,106,147	1,640,215
Equity:
Share capital, par value S$0.00000025 per share, 242,648,260 shares issued and outstanding on an actual basis and shares issued and outstanding on an as adjusted basis	61	48
Share premium	13,330,772	10,381,671
Accumulated losses	(10,982,042)	(8,552,539)
Capital reserve	7,698,969	5,995,764
Total equity	10,047,760	7,824,944
TOTAL CAPITALIZATION(1)	12,153,907	9,465,158

____________

(1)      Total capitalization equals the sum of long-term debt and total equity.

The number of shares outstanding does not give effect to:

•        any exercise of the representatives’ warrants; and

•        any exercise of the underwriters’ option to purchase additional ADSs in this offering.

We have translated information in the table above presented in S$ into US$ at the rate of S$1.284068 to US$1.00, the approximate exchange rate as of December 31, 2025.

DILUTION

If you invest in the ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of December 31, 2025 was approximately US$5.4 million, or US$0.02 per ordinary share and US$            per ADS. Each ADS represents            ordinary shares. Our net tangible book value per share represents the amount of our total consolidated tangible assets less our total consolidated liabilities, divided by the number of ordinary shares outstanding as of December 31, 2025. As adjusted net tangible book value per ordinary share is calculated after giving effect to the issuance of ordinary shares in the form of ADSs by us in this offering. Dilution is determined by subtracting the net tangible book value per ordinary share and ADS immediately upon the completion of this offering from the initial public offering price per ordinary share and ADS.

After giving further effect to the issuance and sale of ordinary shares in the form of ADSs in this offering, based on an assumed initial public offering price of US$            per ADS, which is the U.S. dollar equivalent of the closing price of our ordinary shares on Catalist of the SGX-ST of S$            on             , 2026 (based on an assumed exchange rate of S$            to US$1.00), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value as of December 31, 2025 would have been US$            million, or US$            per ordinary share and US$            per ADS. This represents an immediate increase in net tangible book value of US$            per ordinary share to the existing shareholders and an immediate dilution in net tangible book value of US$            per ordinary share and US$            per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

	Per ordinary share		Per ADS
Assumed initial public offering price	US$		US$
Actual net tangible book value per security as of December 31, 2025	US$	0.02	US$
Increase in as adjusted net tangible book value per security attributable to investors purchasing ordinary shares in this offering	US$		US$
As adjusted net tangible book value per security immediately after this offering	US$		US$
Dilution in as adjusted net tangible book value per security to new investors in this offering	US$		US$

A US$1.00 increase (decrease) in the assumed initial public offering price of US$            per ADS would increase (decrease) our as adjusted net tangible book value by US$            per ordinary share and US$            per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

If the underwriters exercise their over-allotment option in this offering in full, our as adjusted net tangible book value as of December 31, 2025 would have been US$            million, or US$            per ordinary share and US$            per ADS, and the dilution in as adjusted net tangible book value per ordinary share and per ADS to new investors purchasing ADSs in this offering would be US$            million and US$            , respectively, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, on a pro forma basis as of December 31, 2025, the differences between our existing shareholders and the new investors in this offering with respect to the number of ordinary shares purchased from us, the total consideration paid to us and the average price per ordinary share and per ADS paid at the assumed initial public offering price of US$            per ADS, without deducting the underwriting discounts and commissions and other estimated offering expenses payable by us. The total number of ordinary shares does not include ordinary shares underlying the ADSs issuable upon the exercise of the option to purchase additional ADSs granted to the underwriters.

	Ordinary shares purchased		Total consideration		Average price per ordinary share	Average price per ADS
	Number	Percent	Amount	Percent
Existing shareholders		%	US$	%	US$	US$
New investors		%	US$	%	US$	US$
Total		100.0%	US$	100.0%	US$	US$

The pro forma as adjusted information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

Cayman Islands

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability, in order to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include but are not limited to:

•        the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•        Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our Memorandum and Articles of Association do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated.

Our operations are mainly conducted in Singapore, and substantially all of our assets are located in Singapore. All of our directors and executive officers are nationals or residents of jurisdictions other than the United States and substantially all of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, or to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States. We have been informed by Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, that the United States and the Cayman Islands are not a party to any treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. We have also been advised by Maples and Calder (Hong Kong) LLP that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States, a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands, at common law, without any re-examination of the merits of the underlying dispute by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner, and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy).

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature.

Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Singapore

There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. There is uncertainty as to whether the courts of Singapore would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) enter judgments in original actions brought in Singapore against us or our directors or officers predicated solely upon the securities laws of the United States or any state in the United States.

In making a determination as to enforceability of a judgment of the courts of the United States, the Singapore courts needs to be satisfied that the judgment was final and conclusive and on the merits of the case, given by a court of law of competent jurisdiction, and was expressed to be for a fixed sum of money.

In general, a foreign judgment that is final and conclusive as between the parties, given by a competent court of law having jurisdiction over the parties subject to such judgment, and for a fixed and ascertainable sum of money, may be enforceable as a debt in the Singapore courts under common law unless procured by fraud, or if the proceedings in which such judgment was obtained were not conducted in accordance with principles of natural justice, or the enforcement thereof would be contrary to the public policy of Singapore, or if the judgment would conflict with earlier judgment(s) from Singapore or earlier foreign judgment(s) recognized in Singapore, or if the judgment would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws.

Civil liability provisions of the federal and state securities law of the United States permit the award of punitive damages against us, our directors and officers. Singapore courts do not allow the enforcement of foreign judgments against us, our directors and officers to the extent that doing so would amount to the direct or indirect enforcement of foreign penal, revenue or other public laws. It is uncertain as to whether a judgment of the courts of the United States under civil liability provisions of the federal securities law of the United States would be regarded by the Singapore courts as being a judgement given pursuant to foreign penal, revenue or other public laws. Such a determination has yet to be conclusively made by a Singapore court in a reported decision.

CORPORATE HISTORY AND STRUCTURE

Corporate History

MetaOptics Ltd is a holding company incorporated under the laws of the Cayman Islands on March 21, 2025. We conduct our operations through (i) MetaOptics Technologies, our wholly-owned subsidiary in Singapore incorporated on June 15, 2021, and (ii) MetaOptics USA, our wholly-owned subsidiary in the United States incorporated on October 27, 2025.

Restructuring in Connection with SGX-ST Placement

Our ordinary shares were listed on Catalist of the SGX-ST on September 9, 2025 (the “SGX-ST Placement”), see “— Listing on Catalist of the SGX-ST” below. In connection with the SGX-ST Placement, we undertook a restructuring exercise to rationalize and streamline our Group (the “Restructuring Exercise”).

The following steps were taken during the Restructuring Exercise:

(i) Incorporation of our Company

Our Company (Registration No. 419911) was incorporated in the Cayman Islands on March 21, 2025 under the Companies Act as an exempted company under the name “METAOPTICS INC.” Effective June 27, 2025, we changed our name to “MetaOptics Ltd” At the time of incorporation, our Company had an issued and paid-up share capital of S$0.0001 comprising one ordinary share of par value of S$0.0001, which was held by Mapcal Limited. Mapcal Limited which is an affiliate company of Maples and Calder (Hong Kong) LLP, the legal adviser to our Company as to Cayman Islands law, was used for administrative ease to facilitate the incorporation of our Company. Immediately after the incorporation of our Company on March 21, 2025, the entire issued and paid-up share capital of our Company was transferred from Mapcal Limited to Angelling Capital Holdings Limited, a company that is wholly-owned by Mr. Thng Chong Kim, our Executive Chairman.

(ii) Acquisition of 100% of the issued and paid-up share capital in MetaOptics Technologies by our Company

On April 30, 2025, our Company acquired the entire issued and paid-up share capital in MetaOptics Technologies pursuant to a sale and purchase agreement (“Share Swap Agreement”) with all of the shareholders of MetaOptics Technologies as of April 30, 2025, being: (a) Yang Chia International Co Ltd; (b) Mr. Lin, Chen-Yen; (c) Angelling Capital Holdings Limited; (d) L & K Precision Engineering Pte. Ltd.; (e) Opulent Techno Pte. Ltd.; (f) Mr. Zhang Hongjun; (g) Z&H Brothers Oversea Investment Pte. Ltd.; (h) Accelerate Technologies; (i) Dong & Geng Capital Pte. Ltd.; (j) Haur-Jye Technology Co. Ltd.; (k) Aquaspring Group Limited; (l) Dr. Arseniy Kuznetsov; (m) MMI Holdings Limited; (n) Autec Solutions Pte. Ltd.; (o) MST SingCo; (p) Origgin Ventures Pte. Ltd.; (q) Mr. Aloysius Chua Hao Peng; (r) Oriental Spirit Pte. Ltd.; (s) Technical Trend Pte. Ltd.; (t) Mr. Chang, Shun-Teh; and (u) Mr. Chen Xin.

The consideration amount was satisfied by the allotment and issuance of 509,008 ordinary shares of a par value of S$0.0001 each of our Company to the shareholders and was arrived at on a willing-buyer and willing-seller basis, taking into account the net asset value of MetaOptics Technologies as of December 31, 2024.

On April 30, 2025, the transfer of 100% of the equity interest in MetaOptics Technologies to our Company was completed. Following such transfer, MetaOptics Technologies became a direct wholly-owned subsidiary of our Company.

Following the completion of the Restructuring Exercise, our issued and paid-up share capital was S$50.9009, comprising 509,009 ordinary shares of a par value of S$0.0001 each.

Share Subdivision

On June 27, 2025, the shareholders of our Company approved a share subdivision, pursuant to which each authorized issued and unissued share of a par value of S$0.0001 in our Company was subdivided into 400 shares of a par value of S$0.00000025 each, such that the authorized share capital of the Company was changed from S$50,000 divided into 500,000,000 ordinary shares of a par value of S$0.0001 each to S$50,000 divided into 200,000,000,000 ordinary shares of a par value of S$0.00000025 each (the “Share Subdivision”).

Following the completion of the Restructuring Exercise and the Share Subdivision, our issued and paid-up share capital is S$50.9009 comprising 203,603,600 ordinary shares of a par value of S$0.00000025 each.

Listing on Catalist of the SGX-ST

On September 9, 2025, we completed our initial public offering and listing on Catalist of the SGX-ST, pursuant to which 30,000,000 new ordinary shares were placed at S$0.20 per share, raising gross proceeds of S$6.0 million. In addition, 2,359,632 new ordinary shares were allotted and issued to ZICO Capital Pte. Ltd., the sponsor, issue manager and placement agent for the listing, in partial satisfaction of their management fees in connection with the listing.

December 2025 Placement on Catalist of the SGX-ST

On December 19, 2025, we completed a private placement of an aggregate of 6,685,028 new ordinary shares at a placement price of S$0.7255 per share to a number of private and corporate investors, raising gross proceeds of approximately S$4.85 million and increasing our issued share capital from 235,963,232 shares to 242,648,260 shares, with no placee holding more than 5% post-completion. The proceeds from this private placement are expected to (i) strengthen our financial position and expand our capital base to support the fulfillment of an anticipated growing pipeline of global customer purchase orders, and (ii) provide liquidity and funding to provide for our general working capital requirements, thereby enhancing our supply-chain readiness and accelerating our scaling plans for our glass-based metalens solutions in anticipation of rising demand across consumer devices, automotive systems and emerging industrial applications.

Corporate Structure

The diagram below illustrates our corporate structure and the equity interests held by our directors, executive officers, principal shareholders and related entities upon completion of this offering, based on            ordinary shares outstanding immediately following this offering, assuming no exercise of the underwriters’ over-allotment option:

____________

(1)      Mr. Thng Chong Kim, our Executive Chairman, is the sole shareholder of Angelling Capital Holdings Limited as of the date of this prospectus. Mr. Thng Chong Kim is a non-executive director of MST ListCo.

(2)      Our Non-Independent and Non-Executive Director, Ms. Jee Wee Jene is a director of MST SingCo and an executive director of MST ListCo. She currently holds 25,780,479 shares representing 17.2% in the issued share capital of MST ListCo. Dato Sri Chua Chwee Lee and Ms. Jee Wee Jene are spouses. Ms. Jee Wee Jene is deemed to be interested in approximately 53.1% of the shareholding interest in MST ListCo, taking into account her personal beneficial ownership, the interests of her spouse, and the interests held through a corporation controlled by her. Consequently, she is deemed interested in the 12.6% shareholding interest in the capital of our Company held by MST SingCo, which is a wholly-owned subsidiary of MST ListCo.

(3)      MMI Holdings Limited is a company incorporated in Singapore. To our knowledge, MMI International Ltd directly holds 100% of the issued share capital of MMI Holdings. MMI International Ltd is wholly owned by Precision Capital Pte Ltd, which is majority owned by Precision Capital Holdings Limited, which is in turn wholly owned by KKR MMI Holdings GP Limited. KKR & Co. Inc. (NYSE: KKR) (as ultimate parent company of KKR MMI Holdings GP Limited), KKR MMI Holdings GP Limited, Precision Capital Holdings Limited and MMI International Ltd may also be deemed to be the beneficial owners having shared voting and dispositive power over the ordinary shares of our Company held by MMI Holdings Limited.

(4)      Mr. Lin Shui-Ching holds 100% of the entire issued share capital of Aquaspring Group Limited and has voting and dispositive power over the ordinary shares of our Company held by Aquaspring Group Limited.

(5)      Mr. Tan Kum Wah Clarence holds approximately 76% of the issued shares of Origgin Ventures Pte. Ltd. and has voting and dispositive power over the ordinary shares of our Company held by Origgin Ventures Pte. Ltd.

Our Subsidiaries

The details of our subsidiaries are as follows:

Name of company	Date of incorporation	Country of incorporation and principal place of business	Principal activity	Directors	Auditor	Effective ownership
MetaOptics Technologies	June 15, 2021	Singapore	Design and manufacturing of optics lens and module and IoT devices	(a) Mr. Thng Chong Kim (b) Ms. Jee Wee Jene	Pricewaterhouse Coopers LLP	100%
MetaOptics USA	October 27, 2025	Nevada, United States	Design, fabrication sales of our components and products	(a) Mr. Thng Chong Kim (b) Mr. Wee Liat Chu	—	100%

PRICE RANGE OF OUR ORDINARY SHARES

Our ordinary shares have been trading on Catalist of the SGX-ST under the stock code “9MT” since September 9, 2025. The following table sets forth, for the periods indicated, the reported high and low closing sale prices and the average daily trading volumes of our ordinary shares on Catalist of the SGX-ST. Ordinary share prices are presented in Singapore dollars and U.S. dollars.

	Price per ordinary share		Price per ordinary share		Average daily trading volume (in ordinary shares)
	S$		US$
	High	Low	High	Low
Annual:
2025 (from September 9)	1.29	0.24	1.00	0.19	769,879

Quarterly:
First Quarter 2025	—	—	—	—	—
Second Quarter 2025	—	—	—	—	—
Third Quarter 2025	0.71	0.24	0.55	0.19	1,691,375
Fourth Quarter 2025	1.29	0.40	1.00	0.31	539,505
First Quarter 2026	1.31	0.45	1.02	0.35	493,843

Most recent six months:
October 2025	0.54	0.40	0.42	0.31	307,736
November 2025	0.73	0.49	0.57	0.38	586,930
December 2025	1.29	0.82	1.00	0.64	728,159
January 2026	1.31	1.03	1.02	0.80	446,490
February 2026	1.21	1.02	0.94	0.79	342,511
March 2026	1.03	0.45	0.80	0.35	662,859

On April 15, 2026, the closing sale price of our ordinary shares on Catalist of the SGX-ST was S$0.925 per ordinary share (US$0.72 per ordinary share). We have translated information in the tables above presented in S$ into US$ at the rate of S$1.2893 to US$1.00, which is the exchange rate set forth for cable transfers in the City of New York, as certified by the Federal Reserve Bank of New York, on March 31, 2026.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with our financial statements and the related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus contains forward-looking statements that are based on our current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of a number of factors, including those which we discuss under “Risk Factors” and elsewhere in this prospectus. See also “Special Note Regarding Forward-Looking Statements.”

The audited financial statements as of and for the years ended December 31, 2025 and 2024 are prepared pursuant to IFRS. As permitted by the rules of the SEC for foreign private issuers, we do not reconcile our financial statements to U.S. generally accepted accounting principles.

Overview

We are principally engaged in the metalens technology business. We design and manufacture meta optics components and products, including metalens, metalens camera modules, metalens manufacturing equipment, and metalens IoT products, such as infrared metalens cameras, pico projectors and IoT metalens color cameras.

By leveraging on our cutting-edge metalens technology, we produce metalenses which are flat surface lenses of smaller size, of lighter weight, offer lower power consumption and a wider field-of-view as compared to the existing conventional 3D lenses which are curved and bulky. The unique flatness of our metalenses enables the correction of optical defects, delivering reasonable quality color images. Coupled with our algorithm and processing software which incorporates several advanced algorithms to enhance the optical design and image processing, such images can be further sharpened to have higher and/or enhanced resolution. Unlike traditional optical lenses, metalenses allow users to manipulate the individual RGB channels to edit the color images through computational reconstruction. We believe that our innovations have transformative potential in shaping next-generation optical systems.

We conduct our operations through our wholly-owned subsidiaries in Singapore and the United States. Our operations are focused on the design and manufacture of metalenses and metalenses prototypes, and to demonstrate the viability, efficacy, applications and use cases of our metalenses, we have expanded our operations to include the development of metalens camera modules and metalens IoT products. To date, although we have achieved mass production capabilities for our metalens prototypes (“mass production” in our perspective refers to the shipment of one million metalens units per year in numerical), we have not yet received a critical mass of purchase orders from our customers necessitating mass production of our metalenses. To facilitate small-scale production of our metalenses to fulfil purchase orders, reduce concentration risk and diversify our supply chain, and to demonstrate the manufacturing capabilities for our metalenses, we also design and manufacture metalens manufacturing equipment, in particular the 4-inch DLWs. In addition, the sale of our 4-inch DLW to customers will also enable these customers to revise specifications and/or the design of our metalenses directly, reducing the lead time and providing for a shorter turnaround time from prototyping, to testing and deployment into end products. Lastly, our operations have grown to include the design and manufacture of our metalens automatic tester for use by the market, which is utilized to ensure quality control of metalenses prior to shipment. These capabilities have enabled us to (i) operate as a vertically integrated metalens designer and manufacturer, (ii) serve as a one-stop provider of metalens and metalens IoT products, thereby offering customers comprehensive and end-to-end services, and (iii) preserve and grow our competitive advantage in the industry.

Our metalenses are integrated into a wide range of applications by our customers, especially in 5G smartphones, contactless 3D biometric modules, projectors, and for industrial applications such as IoT devices, LiDAR devices and HUDs for planes and self-driving cars, and AR/VR devices. We offer our products to manufacturers of automotives, AR/VR devices, consumer electronic appliances, end-customers, and traders for the distribution of such products. While we offer our products worldwide, our customers for metalens manufacturing equipment in the form of DLW, metalenses and IoT products, are mainly located in Singapore, Japan, South Korea, China, Taiwan, the United States, and several countries in Europe.

We intend to use the net proceeds from this offering primarily to support our expansion plans in the United States. See “Use of Proceeds.”

Principal Factors Affecting Our Results of Operations

We believe the growth and future success of our business depends on many factors. While these factors present significant opportunities for our business, they also pose important challenges we must successfully address in order to sustain our growth.

Market demand, customer adoption and competitive dynamics.

Our results depend on overall market demand for our meta optics components and products, our ability to retain existing customers by delivering high-quality solutions and maintaining strong working relationships, and our success in securing new purchase orders and entering into longer-term arrangements with both existing and new customers, including through strategic alliances and partnerships globally.

We also compete with both new market entrants and established competitors in international markets, and our ability to continue innovating and incorporating our meta optics components into customers’ products to meet evolving requirements of customers and end-customers will influence our growth trajectory. Our ability to execute on our stated business strategies and future plans, and the impact of changes in government policies, laws, regulations and rules in our operating markets, will likewise affect our results.

Production capacity, supply chain scalability and partner relationships.

Our performance is linked to available production capacity and our ability to meet demand for our products and services either in-house or through partners that augment our production capabilities and capacities. While we have demonstrated mass-production possibility, scaling to mass production requires timely access to fabrication capacity, stable yields and consistent quality. We are engaging domestic and overseas fabrication partners and continuing to diversify qualified suppliers to mitigate capacity, quality and logistics risks. Our costs mainly depend on (a) our production and sales volume, which directly influences the quantity of materials and services procured; (b) fluctuations in component and assembly costs, including supplier pricing and global supply chain dynamics that affect delivery lead-times, shipping costs and availability of critical metalens components and materials; and (c) our product mix, as different specifications and IoT products entail varying levels of material usage and assembly complexity.

Product mix, pricing and gross margin dynamics.

Our gross margin is sensitive to the mix among meta optics components, IoT devices and equipment, each of which carries distinct material intensity and assembly complexity. Pricing is influenced by the level of competition, absence of long-term purchase commitments, and the timing of customer orders. Rapid demand changes can also stress resources or reduce utilization, which may compress margins. Inventory and receivables cycles associated with product ramps and late-period billings can affect turnover metrics and, consequently, near-term working capital and cash conversion.

R&D execution and operating expenses.

Our ability to continue innovating and enhancing our R&D initiatives to produce high-quality, next-generation consumer products, integrate our components into customers’ devices, and meet changing needs will materially influence our operating performance. We expect continued investment in R&D. However, R&D timelines and commercialization outcomes are inherently uncertain and may precede revenue realization, while operating expenses will continue to reflect the scale-up of our business. Our ability to successfully execute our R&D initiatives will materially impact our results of operations.

Key Components of Our Results of Operations

The following section presents the key components of our results of operations by the nature of corresponding operating activities for the periods indicated.

Revenue

Our revenue is primarily derived from the sale of goods, the sale of equipment and services.

Sale of goods relates to the sale of optic lenses, modules and IoT devices. The transaction price is the amount of consideration to which the Company to be entitled in exchange for transferring the promised goods. The sales are made in accordance with purchase orders and contracts entered into with the customers. Payment terms are generally on cash term basis. The revenue is recognized at a point in time, when control of the products has been transferred to the customers, which is usually the point when the goods are shipped to the customer. In determining the transaction price, management considers whether there is any variable consideration including rebates, discounts or price adjustments. There are no rebates for sales made during the year, and discounts or price adjustments are not material.

Sale of equipment relates to direct laser writers (“DLW”), which are used in smartphone sensors and optical appliances. Customers typically pay a deposit of approximately 30-50% upon order confirmation, with the remaining balance payable when the equipment is ready for shipment. Deposits received prior to shipment are recognized as contract liabilities. Revenue is recognized at a point in time, when control of the equipment is transferred to the customer, which is generally upon delivery of the equipment.

In determining the transaction price, management considers whether there is any variable consideration including rebates, discounts or price adjustments. There are no rebates for sales made during the year, and discounts or price adjustments are not material.

Services revenue relates to on-site installation service upon delivering the capital equipment. These services are contracted and invoiced separately and represent separate performance obligations, as the customer can benefit from the services on their own and they are separately identifiable from the related equipment.

Revenue from services is recognized over time, as the customer simultaneously receives and consumes the benefits provided by the Group’s performance. The Group applies the output method, with progress measured based on the achievement of the specified service or installation milestone, which management believes best depicts the transfer of control of the services to the customer.

Other than the service revenue relating to on-site installation services, there is one metalens design services contract, which is immaterial for the periods presented.

The following table sets forth a breakdown of our revenue by nature, each expressed in the absolute amount and as a percentage of our total revenues, for the periods indicated.

	Year Ended December 31,
	2025		2024
Revenue	S$	%	S$	%
Sales of goods	206,234	26.2	79,440	100.0
Sales of equipment	541,944	68.8	—	—
Services	39,210	5.0	—	—
Total	787,388	100.0	79,440	100.0

The following table sets forth a breakdown of our revenue by geography. In presenting the geographical locations, our revenue is based on the geographical locations of where our customers are based:

	Year Ended December 31,
	2025		2024
Revenue	S$	%	S$	%
Singapore	57,058	7.2	34,636	43.6
Taiwan	616,343	78.3	23,590	29.7
China	72,791	9.2	10,729	13.5
South Korea	14,205	1.8	7,888	9.9
Japan	8,523	1.1	2,597	3.3
Others	18,468	2.3	—	—
Total	787,388	100.0	79,440	100.0

Cost of Sales

Our cost of sales primarily consisted of purchases of components, such as optical modules, third-party assemble costs and royalty expense for licenses. Our cost of sales amounted to S$642,562 and S$62,871 in 2025 and 2024, respectively.

Other Income

Our other income relates to bank interests and government grants. The following table sets forth a breakdown of our other income by nature, each expressed in the absolute amount and as a percentage of our total other income for the periods indicated.

	Year Ended December 31,
	2025		2024
Other Income	S$	%	S$	%
Government grant	313,394	98.6	2,000	100.0
Interest income	4,292	1.4	—	—
Total	317,686	100.0	2,000	100.0

Administrative Expenses

Our administrative expenses mainly comprised of depreciation of plant and equipment, employee compensation, directors’ fees, professional fees, auditors’ remuneration, and other expenses. Our depreciation expenses relates to the natural deterioration plant and equipment due to the passage of time. Our employee compensation includes wages and salaries and contributions to defined contribution plans.

The following table sets forth a breakdown of our administrative expenses by nature, each expressed in the absolute amount and as a percentage of our total expenses, for the periods indicated.

	Year Ended December 31,
	2025		2024
Administrative Expenses	S$	%	S$	%
Depreciation of plant and equipment	54,417	1.5	52,233	5.9
Depreciation of right-of-use assets	16,486	0.4	15,372	1.7
Employee compensation	280,659	7.6	152,610	17.2
Directors’ fees	115,000	3.1	—	—
Professional fees	2,206,247	59.9	337,493	38.1
Auditors’ remuneration	720,157	19.6	124,375	14.0
Consumables expenses	16,832	0.5	81,185	9.2
Repair & maintenance	16,965	0.5	13,752	1.6
Short-term rental expenses	4,682	0.1	19,330	2.2
Travel expenses	163,368	4.4	56,645	6.4
Other expenses	87,981	2.4	33,707	3.8
Total	3,682,794	100.0	886,702	100.0

Research and Development Expenses

Our research and development expenses mainly comprised of amortization of intangible assets, R&D salaries, development and prototype expenses. Our research and development expenses amounted to S$1,843,294 and S$1,036,635 in FY2025 and FY2024, respectively.

The following table sets forth a breakdown of our research and development expenses by nature, each expressed in the absolute amount and as a percentage of our total expenses, for the periods indicated.

	Year Ended December 31,
	2025		2024
Research and Development Expenses	S$	%	S$	%
Employee compensation	128,446	7.0	—	—
Development and prototype expenses	991,046	53.8	309,804	29.9
Amortization of intangible assets	702,226	38.1	702,226	67.7
Professional fees	21,576	1.2	24,605	2.4
Total	1,843,294	100.0	1,036,635	100.0

Employee Compensation

The following table sets forth a breakdown of our employee compensation by nature, each expressed in the absolute amount and as a percentage of our total expenses, for the periods indicated.

	Year Ended December 31,
	2025		2024
Employee Compensation	S$	%	S$	%
Wages and salaries	371,333	90.8	133,815	87.7
Post-employment benefits – Contribution to defined contribution plans	37,771	9.2	18,795	12.3
Total	409,104	100.0	152,610	100.0

Selling and Marketing Expenses

Our selling and marketing expenses mainly comprised of tradeshows and advertising expenses. Our selling and marketing expenses amounted to S$204,622 and S$49,186 in 2025 and 2024, respectively.

Finance Expenses

Our finance expenses arose from deemed interest expense on amount due to a shareholder and interest expense on lease liabilities. Our finance expenses amounted to S$176,883 and S$1,844 in 2025 and 2024, respectively.

Results of Operations

The following tables set forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended December 31,
	2025	2024
	S$	S$
Revenue	787,388	79,440
Cost of sales	(642,562)	(62,871)
Gross profit	144,826	16,569

Other income	317,686	2,000
Other (losses)/gains, net	(492)	4,916
Administrative expenses	(3,682,794)	(886,702)
Research and development expenses	(1,843,294)	(1,036,635)
Selling and marketing expenses	(204,622)	(49,186)
Finance expenses	(176,883)	(1,844)
Loss before income tax	(5,445,573)	(1,950,882)
Income tax expense	—	—
Loss after income tax and total comprehensive loss	(5,445,573)	(1,950,882)

Comparison of the Years Ended December 31, 2025 and 2024

Revenue

Our revenue amounted to S$787,388 and S$79,440 in 2025 and 2024, respectively, representing an increase of 891%. The increase was primarily driven by equipment revenue from the delivery of one DLW system, which contributed S$541,944, and related installation services of S$39,210. Revenue from sales of goods increased from S$79,440 in 2024 to S$206,234 in 2025, mainly due to higher sales of pico projector and metalens products following their launch in mid 2024. The increase in revenue was primarily volume driven, with no material changes in pricing across our product offerings.

Cost of Sales

Our cost of sales amounted to S$642,562 and S$62,871 in 2025 and 2024, respectively, representing an increase of 922%. The increase was primarily driven by higher equipment and product sales in 2025. Cost of sales mainly comprises purchases of components (including optical modules), third party assembly costs, and royalty expenses. The increase was largely attributable to higher component purchases and third party assembly costs associated with the delivery of the DLW system and increased sales of pico projectors, as well as a corresponding increase in royalty expenses with higher sales.

Gross Profit

Our gross profit amounted to S$144,826 and S$16,569 in 2025 and 2024, respectively, representing an increase of 774%. The increase was primarily due to significantly higher revenue in 2025 driven by equipment sales. Gross profit margin decreased from 20.9% in 2024 to 18.4% in 2025, mainly due to lower margins associated with such equipment sales compared to product and services sales. Equipment sales typically carry lower margins due to higher component and assembly costs, compared to our product and services offerings, which resulted in the overall decline in gross profit margin.

Other Income

Our other income amounted to S$317,686 and S$2,000 in 2025 and 2024, respectively, representing an increase of 15,784%. The increase was primarily due to the receipt of a S$300,000 grant under the Grant for Equity Market Singapore (“GEMS”) Grant Scheme administered by the Monetary Authority of Singapore in relation to qualifying expenses incurred for our September 9, 2025 initial public offering and listing on the SGX Catalist.

Administrative Expenses

Our administrative expenses amounted to S$3,682,794 and S$886,702 in 2025 and 2024, respectively, representing an increase of 315%. The increase was primarily due to higher legal and professional fees incurred in connection with this offering and our September 9, 2025 initial public offering and listing on the SGX Catalist.

Research and Development Expenses

Our research and development expenses amounted to S$1,843,294 and S$1,036,635 in FY2025 and FY2024, respectively, representing an increase of approximately 78%. The increase was primarily due to higher research and development expenses incurred in connection with new product launches.

Selling and Marketing Expenses

Our selling and marketing expenses amounted to S$204,622 and S$49,186 in 2025 and 2024, respectively, representing an increase of 316%. The increase was primarily due to higher advertising and promotional expenses incurred in connection with new product launches.

Finance Expenses

Our finance expenses amounted to S$176,883 and S$1,844 in 2025 and 2024, respectively, representing an increase of 9,492%. The increase was primarily due to deemed interest expense recognized on the non-current balance due to a shareholder, bearing an effective interest rate of 9.1% and repayable between 2027 and 2029.

Loss After Income Tax and Total Comprehensive Loss

Our loss after income tax and total comprehensive loss amounted to S$5,445,573 and S$1,950,882 in 2025 and 2024, respectively, representing an increase of 179%. The increase was primarily due to higher administrative expenses, increased research and development expenses, and higher finance expenses recognized during 2025.

Seasonality

Given the relatively short period during which our products have been offered for sale, we have not observed any significant seasonal trends.

Inflation

To date, inflation has not materially affected our results of operations. Although we have not been materially affected by inflation in the past, we may be affected if the countries in which we operate experiences higher rates of inflation in the future.

Liquidity and Capital Resources

Our future capital requirements will depend upon many factors including, without limitation, our ability to produce, market and sell our products, consumer demand for our products, our ability to secure required financing, and in the event consumer demand is strong for our products, our ability to expand our business to facilitate this demand. We have limited capital resources and have historically financed our growth and operations mainly through capital injections from and equity subscriptions by our investors. Our principal uses of the cash have been for general operations and working capital requirements and capital expenditures. As of December 31, 2025 and December 31, 2024, we had cash at bank balances of S$8,789,537 and S$959,226, respectively, and except for the amount due to MST SingCo, we do not have any other loans or borrowings. The amount due to MST SingCo is related to the 2021 License Agreement, under which consideration of S$2,880,000 was paid on our behalf directly by MST SingCo (a co-licensee under the 2021 License Agreement), and we are obligated to repay that amount to it, with the first payment in 2027 being S$250,000, the second payment in 2028 being S$630,000 and the remaining S$2,000,000 in 2029. For more information on the repayment terms, see “Risk Factors — Risks Related to Our Business and Industry — We may face risks associated with debt financing.”

We believe that our existing cash and cash equivalents and the net proceeds from this offering will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next 12 months following the date of this prospectus.

We may, however, need additional cash resources in the future if we experience changes in business condition or other developments, or if we find and wish to pursue opportunities for investments, acquisitions, capital expenditures or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at

The following table sets forth a summary of our cash flows for the periods presented.

	Year Ended December 31,
	2025	2024
	S$	S$
Net cash used in operating activities	(4,537,929)	(1,226,885)
Net cash from/used in investing activity	4,292	(25,000)
Net cash provided by financing activities	12,366,501	1,483,483

Net changes in cash and cash equivalents	7,832,864	231,598
Cash and cash equivalents at beginning of financial year	959,226	722,192
Effects of currency translation on cash and cash equivalents	(2,553)	5,436
Cash and cash equivalents at end of financial year	8,789,537	959,226

Operating Activities

Net cash used in operating activities in 2025 was S$4,537,929, primarily due to increased expenses during the year arising from research and development, employee expenses and professional fees. The amount was further adjusted by changes in working capital requirements, attributable to higher prepayments to suppliers for new orders placed partially offset by increased customer deposits reflected in contract liabilities.

Net cash used in operating activities in 2024 was S$1,226,885, primarily due to research and development, professional fees and employee compensation. The amount was further adjusted by changes in working capital items which amounted in net working capital outflow of S$42,242. This was mainly due to the increase in prepayments and deposits of S$274,131 primarily for the purchase of goods.

Investing Activities

Net cash from investing activities in 2025 was S$4,292, which was attributable to interest received of S$4,292.

Net cash used in investing activities in 2024 was S$25,000, which was attributable to payment for intangible asset of S$25,000.

Financing Activities

Net cash provided by financing activities in 2025 was S$12,366,501, which was primarily attributable to proceeds from issuance of shares of S$10,850,000, partially offset by payment for transaction cost in relation to issuance of shares of S$622,599.

Net cash provided by financing activities in 2024 was S$1,483,483, which was primarily attributable to proceeds from contribution from shareholders of S$1,499,999, partially offset by lease and interest payments of S$16,516.

Capital Expenditures, Commitments and Continent Liabilities

Capital Expenditures

We did not have any capital expenditures in 2025 and 2024, other than the payment for the intangible asset of S$25,000 in 2024. Other than what have been included in the capital commitments and contractual obligations discussed below, we do not expect to incur material costs to accomplish these goals.

Commitments

As of December 31, 2025 we had no capital commitments.

Our lease liabilities comprise the lease of office premise. As of December 31, 2025, our lease liabilities were as follows:

(S$)
Not later than one (1) year	23,109
Later than one (1) year and not later than five (5) years	—
Later than five (5) years	—
Total	23,109

Contingent Liabilities

As of December 31, 2025, we did not have any material contingent liabilities.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our ordinary shares and classified as shareholder’s equity or that are not reflected in our financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Foreign Exchange Management

Accounting Treatment of Foreign Currencies

The individual financial statements of each of our entities are measured and presented in its functional currency. The functional currency of the Company, MetaOptics Technologies and MetaOptics USA are S$, S$ and US$, respectively.

Transactions in foreign currencies during the year are recorded in the respective functional currencies using exchange rates approximating those ruling at the transaction dates. Foreign currency monetary assets and liabilities at the balance sheet date are translated into the respective functional currencies at exchange rates approximating those ruling at that date. All resultant exchange differences are dealt with through the statement of comprehensive loss.

In the preparation of our financial statements, the financial statements of our subsidiaries outside of Singapore have been translated at the rates of exchange ruling at the balance sheet date except for share capital and reserves which are translated at historical exchange rates and income statement items which are translated at the average exchange rates for the year. Exchange differences arising from the above translation are taken directly to reserve.

Foreign Exchange Exposure

Our reporting currency is in Singapore dollar “S$” and our operations are carried out in Singapore. Other than the respective functional currencies of our subsidiaries, we also transact in US$, HKD and EUR. The percentage of our revenue, cost of sales and expenses denominated in different currencies was as follows:

	Year Ended December 31,
	2025	2024
	%	%
Percentage of revenue denominated in
US$	77.6	76.1
SGD	22.4	23.9
	100.0	100.0
Percentage of cost of sales denominated in
US$	86.8	61.2
SGD	13.2	30.2
EUR	—	8.6
	100.0	100.0
Percentage of expenses denominated in
SGD	69.3	100.0
US$	28.0	—
HKD	2.6	—
EUR	0.1	—
	100.0	100.0

To the extent that our revenue, cost of sales and expenses are not naturally matched in the same currency and to the extent that there are timing differences between invoicing and collection/payment, we will be exposed to adverse fluctuations of the various currencies against the S$, which would adversely affect our financial results.

At present, we do not have any formal policy for hedging against foreign exchange exposure. We will continue to monitor our foreign exchange exposure and may employ hedging instruments to manage our foreign exchange exposure should the need arises. Our net foreign exchange transaction (loss)/gain was as follows:

	Year Ended December 31,
	2025	2024
Net foreign exchange transaction (loss)/gain (S$)	(492)	4,916
As a percentage of revenue (%)	(0.1)	6.2
As a percentage of PBT (%)	0.0	(0.3)

Holding Company Structure

We are a holding company with no business operations of our own. We conduct all of our operations through our subsidiaries located in Singapore and elsewhere. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries. If our subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

Quantitative and Qualitative Disclosures About Market Risk

Our operations expose us to a variety of financial risks. The key financial risks include interest rate risk, foreign currency risk, credit risk and liquidity risk.

Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. We have no significant exposure to interest rate risk except from those that arises from our bank account. Interest rate risk is limited to potential decreases in the interest rate offered on cash held with a financial institution in Singapore. Our exposure to changes in market interest rates is not significant.

Foreign Currency Risk

We are exposed to foreign currency risk when we enter or transact in currencies other than our functional currency. Our currency exposure is as follows:

	SGD	US$	HKD	Total
	S$	S$	S$	S$
As of December 31, 2024
Financial assets
Cash at bank	846,820	112,406	—	959,226
Trade receivables	5,016	—	—	5,016
Refundable deposits	4,780	—	—	4,780
	856,616	112,406		969,022

Financial liabilities
Other payables	(360,195)	—	—	(360,195)
Amount due to shareholders and a director	(1,936,147)	—	—	(1,936,147)
Lease liabilities	(24,855)	—	—	(24,855)
	(2,321,197)	—	—	(2,321,197)

Currency profiles	(1,464,581)	112,406	—

Currency exposure	—	112,406	—

As of December 31, 2025
Financial assets
Cash at bank	8,532,232	257,305	—	8,789,537
Trade receivables	—	3,217	—	3,217
Refundable deposits	6,328	—	—	6,328
	8,538,560	260,522	—	8,799,082

Financial liabilities
Trade and other payables	(270,543)	(213,478)	(14,628)	(498,659)
Amount due to shareholders and a director	(2,106,147)	—	—	(2,106,147)
Lease liabilities	(22,683)	—	—	(22,683)
	(2,399,373)	(213,478)	(14,628)	(2,527,489)

Currency profiles	6,139,187	47,044	(14,628)

Currency exposure	—	47,044	(14,628)

If the US$ is strengthened or weakened against the SGD by 10%, respectively, assuming all other variables, including tax rate, are held constant, the effects arising from the net financial assets/(liabilities) position will be as follows:

	(Increase)/decrease Loss after tax December 31, 2025	(Increase)/decrease Loss after tax December 31, 2024
	S$	S$
US$ against SGD
– Strengthened	(4,705)	11,241
– Weakened	4,705	(11,241)

If the HKD is strengthened or weakened against the SGD by 10%, respectively, assuming all other variables, including tax rate, are held constant, the effects arising from the net financial assets/(liabilities) position will be as follows:

	(Increase)/decrease Loss after tax December 31, 2025	(Increase)/decrease Loss after tax December 31, 2024
	S$	S$
HKD against SGD
– Strengthened	1,463	—
– Weakened	(1,463)	—

Credit Risk

Credit risk is the risk of financial loss to us if a customer or counterparty to a financial instrument fails to meet its contractual obligations. We are mainly exposed to credit risk in relation to cash at bank. As of December 31, 2025, we held cash at bank of S$8,789,537 with two banks which are rated AA- and A+ based on Standard & Poor and is considered to have low credit risk. The cash balances are measured on 12-month expected credit losses and subject to immaterial credit loss.

We have assessed that other receivables are subject to immaterial credit loss and we do not have financial assets that are subject to more than immaterial credit losses where the expected credit loss model has been applied.

Trade and other receivables are written off when there is no reasonable expectation of recovery. We categorize a receivable for write off when a debtor has probability of insolvency and/or significant financial difficulty. Where receivables have been written off, we continue to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

Liquidity Risk

Liquidity is the risk that we will encounter difficulties in meeting our short-term obligations due to shortage of funds.

The table below summarizes the maturity profile of our non-derivative financial liabilities at the reporting date based on contractual undiscounted repayment obligations. Balances due within 12 months equal their carrying amounts as the impact of discounting is not significant.

	Within 1 year	Between 1 to 2 years	Between 2 to 5 years
	S$	S$	S$
As of December 31, 2024
Financial liabilities
Other payables	360,195	—	—
Amounts due to shareholders and director	5,850	—	2,880,000
Lease liabilities	14,156	11,797	—
	380,201	11,797	2,880,000

	Within 1 year	Between 1 to 2 years	Between 2 to 5 years
	S$	S$	S$
As of December 31, 2025
Financial liabilities
Trade and other payables	498,649	—	—
Amounts due to shareholders and director	—	250,000	2,630,000
Lease liabilities	23,109	—	—
	521,758	250,000	2,630,000

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate ICFR designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management identified material weaknesses in ICFR related to policies and procedures that did not comprehensively cover multiple control areas, including but not limited to segregation of duties, processes around payroll, and purchases and payables. These material weaknesses stem from an underlying lack of sufficient accounting and financial reporting personnel with requisite knowledge of IFRS, and comprehensive accounting and reporting policies and procedures, creating a reasonable possibility that a material misstatement of our financial statements would not be prevented or detected on a timely basis. These material weaknesses identified have resulted in necessary corrections to and restatements of our previously issued financial statements. For additional information on the corrections, refer to Note 25 to our financial statements included elsewhere in this prospectus.

Management has initiated a remediation plan to enhance the design and operation of ICFR. Key elements include appointing additional qualified accounting and financial reporting personnel with appropriate IFRS and internal control experience and establishing and formalizing comprehensive policies and procedures across the areas noted above, with appropriate version control, approvals, and periodic review.

Management believes these remediation steps, once fully implemented and operating for a sufficient period, will address the material weaknesses; however, these material weaknesses will not be considered remediated until the design and operation of new and enhanced controls have been tested and demonstrated to be effective. Management will continue to monitor the status of these remediation efforts and make additional changes to ICFR as necessary.

[Recent Accounting Pronouncements]

[For information on recently issued accounting pronouncements, refer to Note to our financial statements included elsewhere in this prospectus.]

[Standards Issued But Not Yet Effective]

[IFRS 18, Presentation and Disclosure of Financial Statements (“IFRS 18”), a new IFRS that have not been early adopted by the Company, which will replace IAS 1 Presentation of Financial Statements, aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the statement of profit or loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for the aggregation and disaggregation of information. IFRS 18 is accompanied by limited amendments to the requirements of IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027.]

INDUSTRY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors,” before deciding whether to invest in our ADSs. The information presented in this section has been derived from an industry report commissioned by us and prepared by China Insights Industry Consultancy Limited, an independent research firm, to provide information regarding our industry and our market position in Singapore and globally. We refer to this report as the “Independent Market Report.”

Overview of Optical Metalens Market

Optical metalens technology, a revolutionary flat lens solution rooted in metasurface engineering, is redefining the future of imaging and sensing systems. By enabling wavelength-scale light manipulation with significantly reduced bulk and complexity, optical metalens offers ultrathin, lightweight, and highly tunable alternatives to traditional optics. Since its conceptual inception by Harvard researchers in 2011 and its first experimental validation in 2016, optical metalens technology has rapidly evolved from lab-scale prototypes to early-stage commercialization. Key milestones include the shift from plasmonic to high-efficiency dielectric materials, improvements in nanofabrication techniques, and initial industrial-scale applications. By 2022, metalenses began integration into commercial devices like smartphones and drones. From 2023, the technology gained wider adoption in AR/VR, automotive sensing, and smart consumer electronics, driven by compatibility with semiconductor manufacturing and AI-enhanced optical systems. In 2024 and 2025, the metalens industry has entered an early scaling phase supported by improving broadband optical performance, enabling closer integration with compact sensing modules in consumer electronics such as smartphones. At the same time, the compatibility of metasurface optics with silicon photonics architectures is supporting emerging applications in co-packaged optics (“CPO”) and other chip-level optical systems.

The global optical metalens industry has demonstrated remarkable growth in recent years and is poised for continued expansion. From 2020 to 2025, the market expanded from US$2.3 million to US$64.5 million, representing a CAGR of 94.5%. This rapid growth was primarily fueled by early-stage adoption in consumer electronics and rising awareness of the technology’s potential. According to the Independent Market Report, consumer electronics will remain the dominant sector, followed by automotive and security applications. Meanwhile, the global penetration rate remained modest in 2025, but was quickly gaining momentum, with optical metalens penetration estimated at 1.2% in consumer electronics in 2025. The total addressable market is also expanding rapidly, suggesting enormous potential for future commercialization, according to the Independent Market Report.

Market size of the optical metalens industry, in terms of revenue, by application scenario, Global, 2020-2030E(1)

CAGR 2020-2025 2025-2030E
Consumer electronics 93.5% 72.5%
Automobile 97.0% 73.2%
Security 95.6% 66.4%
Others 96.5% 61.3%
Total 94.5% 70.4%
USD mn
1,000
750
500
250
0
2.3
5.7
10.8
19.0
30.2
64.5
123.3
217.2
364.0
587.8
926.8
2020
2021
2022
2023
2024
2025
2026E
2027E
2028E
2029E
2030E

Market size	2020	2021	2022	2023	2024	2025	2026E	2027E	2028E	2029E	2030E
Consumer electronics	1.5	3.6	6.9	12.0	18.9	40.9	79.1	141.1	239.3	391.0	623.8
Automotive	0.2	0.6	1.1	2.0	3.3	7.1	13.9	24.8	42.3	69.4	111.2
Security	0.2	0.6	1.1	1.9	3.1	6.5	12.2	21.0	34.4	54.2	83.4
Others	0.3	0.8	1.7	3.0	4.9	9.9	18.1	30.2	48.0	73.1	108.4

____________

Source: Independent Market Report

(1)      The industry was segmented by major downstream application sectors. For each sub-sector, market size estimates were derived by assessing (i) the total shipment volumes by product category, (ii) the estimated number of metalenses incorporated per unit, (iii) the penetration rate of metalens adoption, and (iv) the applicable average selling price.

The revenue and CAGR projections are derived from several key assumptions, including (i) anticipated growth in downstream product shipment volumes, such as the total shipment volume of consumer electronics which is estimated to increase from 2.5 billion units to 2.7 billion units from 2025 to 2030, (ii) continued increase in penetration of metalens technology, with the total penetration rate of metalens adoption relative to the total addressable market projected to rise from 0.4% in 2025 to 3.0% in 2030, (iii) expected number of metalenses per device, which varies by application and is anticipated to increase due to broader and more complex use cases, and (iv) the anticipated average selling price, which is expected to increase in the near term as the product mix shifts toward more advanced and higher-value metalens solutions, with the average unit price of metalenses projected to grow at a CAGR of approximately 3.4% from 2025 to 2030. The analysis is based on publicly available industry data and interviews with industry experts and is considered by us to be reasonable in light of prevailing industry trends and projected market conditions.

In Singapore, the optical metalens industry has undergone a phase of accelerated growth from 2020 to 2025, the total market size is estimated to reach US$166,410 by 2025, up from US$4,605 in 2020. Singapore’s strong positioning as a regional hub for electronics manufacturing and R&D has likely contributed to early trials and niche deployments of metalens applications. From 2025 onwards, the market is projected to continue expanding at a high speed, reaching a size of US$5.1 million by 2030, with a CAGR of 98.3%, indicating strong sustained momentum as the industry moves from experimental deployments to broader commercialization. Consumer electronics is expected to remain the leading application area. The automotive sector is also forecasted to expand, reflecting the gradual but steady integration of advanced optical components such as metalenses in LiDAR devices and in-cabin monitoring systems. Similarly, the security sector shows healthy growth, driven by applications in high-resolution surveillance and biometric verification. Singapore’s strategic focus on advanced manufacturing and photonics innovation, coupled with strong institutional support for R&D and industry-academia collaboration, is expected to reinforce the growth trajectory of the optical metalens market.

Asia plays a critical role in the optical metalens market such as China, Taiwan, South Korea, and Japan. In 2025, China’s optical metalens market reached US$10.3 million, representing 16% of the global share, largely fueled by the domestic smartphone supply chain and industrial vision applications; Taiwan accounted for 12% of the global market, with a market size of US$7.7 million, primarily driven by optical foundry services; South Korea’s market reached US$6.4 million, capturing 10% of the global market, mainly for internal integration in smartphone sensors; and Japan’s market was smaller at US$1.9 million, representing 3% of the global market. These regions remain pivotal in driving the overall growth and expansion of the global metalens market in the coming years.

Major Applications of Optical Metalenses

Optical metalens, with their ultra-thin, planar design and precise control over light’s phase, amplitude, and polarization, are transforming multiple industries by enabling miniaturized, high-performance optical systems. Their unique capabilities are driving advancements across several sectors:

Consumer Electronics

Application of optical metalens in consumer electronics including smartphones, AR/VR devices, smart home appliances, projector imaging etc. As the technology of smartphones evolves, so does the amount of space and energy its imaging and sensing systems take. The optical metalens technology is able to fix chromatic aberration with thin and flat structures, helping achieve smaller sizes of optical imaging and sensing systems in smartphones, thus is expected to replace conventional optical lenses in smartphones to reduce product thickness. Meanwhile, developers of AR/VR systems continue to wrestle with the challenge of incorporating bulky hardware systems into devices to be worn on the head. Optical metalenses offer the prospect of tiny optical elements incorporated into small, high-performing, lightweight headsets and smart glasses, thus gaining increasing popularity in the AR/VR field. Smart home appliances, together with IoT applications, have been rapidly evolving, which has put forward higher requirements for the performance of IoT optical sensors. Optical metalenses allow for greater miniaturization as well as enhance and expand the functionality of optical fibers of IoT systems, creating greater potential for IoT technology. In projector imaging applications, optical metalenses offer advantages such as ultra-compact form, improved light control, and high-resolution imaging, enabling the development of thinner, lighter, and more energy-efficient projection systems. This opens new possibilities for portable projectors, wearable displays, and embedded projection technologies in smart devices.

To capture the growing demand for high-performance optical components across consumer electronics, we have developed proprietary metasurface flat lens technology optimized for ultra-compact camera systems, which are critical to mobile and IoT devices. To strengthen our capabilities and enhance our market reach, we have entered into non-exclusive memoranda of understanding with manufacturers experienced in camera module design and production for global tier-1 smartphone brands, subject to non-disclosure agreements. We are continuing discussions regarding product design for potential collaboration.

Backed by our product quality, we believe we are well-positioned to benefit from the stable demand for smartphone optical components. In addition, with a diverse portfolio of IoT products, including pico projectors, and IoT metalens color cameras, we are well-prepared to address the evolving requirements of next-generation consumer electronics and IoT applications.

Automotive Sector

In the realm of autonomous driving and advanced driver assistance system (“ADAS”), metalenses contribute to the development of compact, high-resolution imaging systems. Their ability to replace multiple conventional lens elements with a single, flat lens simplifies the optical assembly, leading to more streamlined sensor designs. This miniaturization facilitates the integration of sophisticated imaging capabilities into limited spaces within vehicles, enhancing the functionality of systems such as LiDAR devices, cameras, and other optical sensors essential for navigation and safety. Additionally, as LiDAR systems use new high-power vertical-cavity surface-emitting lasers as illuminators, which generate substantial heat, traditional optics made of polymer materials are prone to deformation at high temperatures. In contrast, optical metalenses can better withstand the high heat, thus ensuring stable and reliable performance. This makes them a more suitable choice for high-temperature environments in automotive applications.

We are actively marketing our metalenses in the new energy vehicle industry and have integrated them into HUDs autonomous driving applications. Leveraging our expertise in metalens technology, we intend to further expand our presence in the growing ADAS optical components market to capture emerging opportunities driven by increasing industry demand.

Security

One of the significant advantages of metalenses is their broadband imaging capability, which supports infrared and multispectral monitoring. This feature is particularly beneficial in low-light conditions, where traditional optical systems may struggle. By capturing a broader spectrum of light, metalenses improve the clarity and detail of images in challenging environments, thereby enhancing the effectiveness of security systems. The integration of AI with metalens technology further amplifies their potential in automated threat detection and tracking. Researchers have developed deep learning techniques that enhance the image quality of metalens-based cameras, transforming low-quality images into high-resolution outputs. In addition, non-contact 3D biometric sensing has emerged as a key application area where metalens technology shows strong potential. Metalenses enables compact, highly accurate depth sensing solutions essential for facial recognition, gesture control, and identity verification systems, thereby contributing to the advancement of secure and efficient biometric authentication methods.

We have developed and demonstrated its new contactless 3D biometric sensor at the Consumer Electronics Show 2025 in Las Vegas. Accordingly, we believe that we are well-positioned amidst the demand for contactless biometric solutions and other security applications.

Telecommunications

Optical metalenses enhance optical fiber communication by improving signal focusing and reducing loss, leading to higher data transmission speeds and reliability. In 5G technology and beyond, they contribute to the miniaturization and optimization of antennas and optical components, enabling more efficient fiber-optics networks. Optical metalenses can serve as collimating lenses in fiber optics, helping to converge light from one cable to another. This improves signal power transfer efficiency, allowing for shorter cable lengths and reducing overall costs Furthermore, the potential of having optical metalenses improve satellite communication and remote-sensing technologies is promising for the future of global connectivity.

Industrial Applications

One significant application of metalenses is in optical inspection systems for quality control. Their ability to focus light with high precision allows for the detection of microscopic defects in semiconductor wafers and manufactured components, improving the accuracy and efficiency of inspection processes. The compactness of metalenses facilitates their integration into existing inspection equipment, enabling more streamlined and effective quality assurance measures. Additionally, metalenses improve laser processing applications, such as photolithography, cutting, and engraving. Their superior beam focusing capabilities enhance the precision of laser-based manufacturing processes, leading to finer feature resolution and better energy efficiency.

Biomedical Applications

The compact and planar nature of metalenses makes them well-suited for miniaturized medical devices. By enabling reasonable optical resolution in a significantly smaller form factor, metalenses allow for thinner, less invasive probe designs. This can improve patient comfort during procedures, such as when the device is inserted through the mouth. As such, the reduced size and functional efficiency of metalenses highlights their strong application potential in biomedical settings.

While we do not plan to market our products in the biomedical industry, we remain open to the possibility of entering this sector in the future, depending on evolving market demand.

Data Center and AI Infrastructure

In large-scale data center and AI infrastructure environments, the continued expansion of model complexity and data throughput requirements is increasingly shifting system performance constraints toward interconnect bandwidth and energy efficiency. In this context, CPO is widely regarded within the industry as a key architectural approach for improving interconnect bandwidth density while reducing energy consumption per transmitted bit, particularly for AI training and data-intensive computing workloads.

By integrating optical engines at the package level alongside switching ASICs or accelerator chips, CPO architectures significantly shorten high-speed electrical interconnect paths, thereby reducing signal attenuation, power loss, and overall energy consumption in high-bandwidth networking systems. This packaging-level integration strategy helps address the scaling limitations of conventional electrical interconnects and enables more compact system designs with higher port densities. Within such CPO architectures, optical metalenses may be introduced as compact optical coupling or beam-collimating elements to facilitate efficient light transfer between optical fibers and on-package photonic components. Owing to their ultra-thin form factor and high degree of wavefront design flexibility, metalenses are particularly well suited for package-level optical integration in environments characterized by stringent space constraints and tight power budgets, such as hyperscale data centers.

From a system implementation perspective, the use of metalenses at the package level has the potential to improve optical coupling efficiency, relax alignment tolerances, and enhance overall link performance without substantially increasing packaging complexity. These attributes may support higher interconnect densities and improved scalability in future optical networking systems.

Overall, metalens-enabled CPO solutions represent a promising technical option for next-generation data center and AI infrastructure, with potential value primarily reflected in system scalability, bandwidth utilization efficiency, and energy optimization. As data center architectures continue to evolve toward higher bandwidth and tighter energy constraints, such approaches are expected to attract increasing attention in specific high-performance interconnect applications.

Metalens Manufacturing and Test Equipment Landscape

DLW

A DLW is a maskless laser lithography system that enables the direct writing of micro- and nano-scale patterns onto substrates such as photoresist-coated wafers or glass. In the context of metalens development and early-stage commercialization, direct laser writing is primarily used to accelerate design iteration cycles and support small-batch fabrication, where rapid pattern modification and process optimization are required without the cost and lead time associated with photomasks. Our DLW is designed as a metalens fabrication tool optimized for fast prototyping and low-volume production, supporting up to 4-inch glass wafers in a non-vacuum operating environment.

As metasurface designs continue to evolve toward higher pattern density and tighter dimensional tolerances, we expect demand for DLWs to be driven by the need for finer resolution, improved dimensional control, and stable performance across larger writing areas. Industry development is also expected to emphasize higher throughput, improved focus control, and enhanced repeatability to support the gradual transition from research-oriented usage to pilot-scale manufacturing. Our DLW utilizes a 266 nanometers (“nm”) laser source and is specified to achieve a minimum linewidth of 90 nm and minimum critical dimensions of 120 to 150 nm for circular pillar structures, with support for high writing speed and precise stage control. We believe these specifications position our system favorably for metalens applications requiring sub-200 nm feature sizes, which are increasingly important for advanced optical performance.

In comparison with certain peer maskless laser lithography systems, industry disclosures generally indicate minimum critical dimensions in the range of approximately 200 nm to 400 nm. By contrast, our DLW is specified to achieve a minimum critical dimension of 120 nm, representing a materially finer patterning capability. We believe this level of resolution provides a competitive advantage in meeting the fabrication requirements of next-generation metalenses, where sub-200 nm feature sizes, precise dimensional control, and uniformity across dense metasurface patterns are critical to achieving high optical performance.

Comparisons of technologies of top participants in the DLW industry are as follows:

Criterion for comparison	Company G(1)	Company H(2)	Company I(3)	Company J(4)	The Company
Year of establishment	1984	1980	2007	2003	2021
Headquarters location	Germany	Germany	Germany	Netherlands	Singapore
Major fabrication technology	UV DLW	Electron Beam Lithography (EBL) direct writer	Two-photon polymerization (2PP) Direct Writer	UV DLW	DUV DLW
Sub-200 nm feature size capability	Yes	No	Yes	No	Yes

Criterion for comparison	Company G(1)	Company H(2)	Company I(3)	Company J(4)	The Company
Technical features	• Reports a minimum feature size of 200 nm. • Reports minimum line/space (“L/S”) capability of 300 nm.	• Reports isolated feature capability of approximately 400 nm. • Reports dense L/S capability of approximately 600 nm.	• Reports minimum XY feature size of 100 nm. • Reports shape accuracy down to 200 nm.	• Indicates capability to write approximately 300 nm structures under a 405 nm resolution configuration.	• Reports a minimum line width of 90 nm. • Reports a minimum critical dimension of 120 nm.
Major applications	R&D, prototyping, low-volume production	R&D, prototyping, low-volume production	R&D, prototyping, low-volume production	R&D, prototyping, low-volume production	R&D, prototyping, low-volume production

____________

Source: Independent Market Report

(1)      Established in 1984, Company G is headquartered in Germany and is a private company. Its main business centers on high-precision maskless direct-write lithography systems for micro- and nanofabrication.

(2)      Established in 1980, Company H is headquartered in Germany and is a private company. Its main business centers on maskless nanofabrication and characterization systems.

(3)      Established in 2007, Company I is headquartered in Germany and is a private company. Its main business centers on high-resolution 3D microfabrication systems and related materials for research and industrial applications.

(4)      Established in 2003, Company J is headquartered in the Netherlands and is a private company. Its main business centers on photolithography process equipment, especially maskless lithography UV DLW systems.

Automatic Metalens Tester

An automatic metalens tester is a precision optical characterization system used to evaluate metalens performance under controlled conditions, including different working distances and wavelength ranges. Such systems support both design validation during development and automated screening, binning, and traceability in manufacturing, where measurement consistency and repeatability are critical. As metalens adoption expands into commercial optical modules, testing platforms are expected to evolve toward higher levels of automation, broader wavelength coverage, and increased throughput, particularly to support applications spanning the visible and near-infrared spectrum and to enhance yield management and quality control at scale.

Our automatic metalens tester is designed to evaluate metalens components under both infinite and finite working distance configurations and across multiple wavelength bands. The system is configured as a cleanroom-compatible, fully enclosed platform with automated handling and vision alignment, supporting dual-station testing in the visible and near-infrared ranges. It includes automated pick-and-place handling for testing and sorting metalenses from up to 12-inch diced wafer input. A flipper module enables the tester to measure components in both orientations. It provides a range of optical performance measurements, including focal length, point spread function, efficiency, modulation transfer function, and dot-pattern analysis, supporting both development validation and production characterization.

Automatic Metalens Assembler

An automatic metalens assembler is an integrated production system designed to align, assemble, and test metalens-based modules at scale. Such systems typically combine high-precision motion control, vision-based alignment, and in-line optical and electrical testing to achieve consistent placement accuracy and stable module performance. As metalens components advance from discrete device validation to module-level commercialization across applications such as smartphones, AR/VR devices, and IoT products, we expect demand for automated assembly and test systems to increase. In this context, customers are expected to place greater emphasis on platforms that balance precision, throughput, and traceability while supporting efficient changeover between different product configurations.

Our automatic metalens assembler is designed as an integrated assembly and test platform for metalens-based camera modules, incorporating precision XYZ pick-and-place motion, vision-based alignment, and in-line optical and electrical testing within a compact production footprint. The system supports automated, high-throughput operation with sub-10 micrometer positioning repeatability and includes multiple assembly stations, dual-side handling capability, and integrated image quality and electrical performance verification, supporting scalable production with consistent quality control.

Market Drivers

Key drivers behind the optical metalens industry’s accelerated development include:

Strong Support Ecosystem and Incentive Policies

Singapore has established a comprehensive and well-integrated industrial ecosystem that strongly supports the growth of the optical metalens sector. The government has introduced a range of incentive policies, such as the Intellectual Property Development Incentive, which offers tax reductions on income derived from qualifying intellectual property assets developed and commercialized in Singapore, encouraging businesses to enhance their capabilities and engage in high-value economic activities. Additionally, Singapore is home to leading research institutions, providing state-of-the-art R&D facilities and talent support. The country also boasts a mature semiconductor and precision manufacturing base, supported by global industry players and an integrated supply chain, creating a favorable environment for the development and commercialization of optical metalens technologies. The launch of a S$500 million national semiconductor fabrication facility under the National Semiconductor Translation and Innovation Centre of A*STAR, operational by 2027, will enhance R&D infrastructure and accelerate the commercial scaling of advanced technologies. Altogether, this well-supported ecosystem provides metalens companies with a strong foundation for innovation, scaling, and long-term growth.

Technological Breakthroughs in Optical Metalens

Advancements in key enabling technologies, such as AI-driven computational imaging, dispersion engineering, and multilayer metasurface design, have mitigated some technical bottlenecks of optical metalens, including chromatic aberration and limited bandwidth. These innovations now enable high-resolution, aberration-free imaging with compact form factors, broadening the commercial viability of optical metalens solutions.

Rapid Growth of Downstream Industries

The evolution of key downstream application scenarios, including smartphones, AR/VR devices, autonomous vehicles, and CPO, etc., has created strong demand for lightweight, compact, and high-performance optical solutions. Optical metalens, with its superior form factor and function, is uniquely positioned to meet this growing need across diverse sectors.

In data center and AI infrastructure, CPO and optical architectures are emerging as important application contexts for metalenses, where ultra-thin form factors and precise wavefront control may support beam shaping, optical coupling, and relaxed alignment tolerances in highly integrated interconnect modules. In parallel, consumer electronics, particularly smartphones and AR/VR devices, remain major downstream segments, where metalenses may replace or augment conventional lens stacks to enable compact imaging and sensing solutions under stringent space and power constraints. In addition, growing deployment of high-resolution imaging and sensing technologies in areas such as autonomous driving and biometric systems, including facial recognition and access control, is expected to further accelerate the integration of metalens technologies across a broad set of application scenarios.

Demand for Miniaturization and Lightweight Designs

The growing demand for compact and lightweight designs in consumer electronics is a key driver for the adoption of optical metalenses. Devices such as smartphones, tablets, and AR/VR headsets are continuously evolving toward slimmer form factors, placing greater pressure on optical components to follow suit. Optical metalenses meet this challenge by replacing bulky, multi-element traditional lenses with ultra-thin, nanostructured surfaces capable of achieving complex optical functions on a single layer. This drastically reduces the size and weight of optical modules, simplifies integration, and supports the development of highly compact and miniaturized product designs. In AR/VR devices, in particular, lighter optics directly translate to improved ergonomics and enhanced immersive user experiences.

Beyond consumer electronics, similar miniaturization requirements are emerging in advanced telecommunications infrastructure, particularly in CPO for high-performance computing and data center networking. As data rates and energy efficiency requirements increase, CPO architectures demand extremely compact optical components for integration within space-constrained packages, driving demand in optical metalenses as planar, high-precision solutions for light coupling.

Ranking of the Top Five Participants in the Global Optical Metalens Industry

According to the Independent Market Report, the global optical metalens industry is in an early but rapidly accelerating phase of commercialization, with more players entering the industry in the past five years. Early movers have gained visibility through advancements in optical performance and scalable patterning techniques. While some players have achieved early commercialization through partnerships with device manufacturers, many are still refining their fabrication processes or scaling from research prototypes to production-ready products. The ability to transition from laboratory-grade technology to reliable, repeatable manufacturing remains a central challenge across the industry. Geographically, companies in North America, Europe, and Asia are active in pushing the frontiers of optical metalens technology, with varying degrees of maturity. As of 2025, companies ranking as the top five participants in the global optical metalens industry are headquartered in Europe and Asia, collectively accounting for approximately 81.4% of global market share.

According to the Independent Market Report, we were distinguished from our competitors as the only optical metalens company in the world with a strategic focus on color imaging applications and have achieved mass production capabilities for and shipment of color metalens by the end of 2025. According to the Independent Market Report, we were also the first in the industry to achieve mass production capability for color metalenses on 12-inch glass substrates, with pillars as small as 120 nm, and our monochrome wide-angle metalens has achieved nanostructure features as small as 80 nm. In addition, we are the only publicly listed metalens company globally by the end of 2025, underscoring our leadership position, transparency, and long-term commitment to scaling metalens technologies for commercial applications. Unlike most competitors who produce infrared metalens on silicon substrates using nanoimprint photolithography or standard photolithography, we employ DUV immersion photolithography to achieve 120nm nanostructures. This enables the consistency and scalability needed for high-volume production of color metalens, where nanoimprint techniques typically struggle to deliver at such fine resolutions.

We also hold intellectual property in direct etching on glass substrates, presenting a breakthrough compared to traditional fabrication with silicon-based substrates. With our advanced glass substrate capabilities and the ability to mass produce smaller-sized pillars required by color metalens, we have secured a market position that competitors cannot easily replicate.

According to the Independent Market Report, in terms of revenue in 2025, we ranked third globally among metalens companies that have achieved mass production capabilities and shipments by the end of 2025, and fifth globally among all metalens companies. We also differentiate ourselves through our full-stack capabilities, spanning from nanostructure design to final product delivery for both enterprise customers and the consumer market. Leveraging a combination of DUV immersion photolithography and direct laser writing, we support both scalable mass production and flexible prototyping. In addition, we maintain a high degree of vertical integration relative to industry peers, with in-house capabilities covering critical equipment and systems, including DLWs, automated metalens testers and assemblers. This vertically integrated operating model strengthens our control over manufacturing processes and contributes to enhanced production yields and cost efficiencies.

Based on information set out in the Independent Market Report, the ranking and market share of top participants in the global optical metalens industry with mass production capabilities and shipments, in terms of revenue, in 2025, are as follows:

Ranking	Optical metalens company	Revenue of optical metalens production, global, 2025, US$ million	As percentage of the total revenue of optical metalens, global, 2025	Core product type
1	Company A	~40.0	~62.0%	Infrared metalens
2	Company B	~10.0	~15.5%	Infrared metalens
3	Our Company	0.2	0.2%	Color metalens

____________

Source: Independent Market Report

According to the Independent Market Report, the ranking and market share of top participants in the global optical metalens industry, in terms of revenue in 2025, are as follows:

Ranking	Optical metalens company	Revenue of optical metalens production, global, 2025, US$ million	As percentage of the total revenue of optical metalens, global, 2025	Core product type	Whether mass production and shipment capabilities were achieved by the end of 2025
1	Company A(1)	~40.0	~62.0%	Infrared metalens	Yes
2	Company B(2)	~10.0	~15.5%	Infrared metalens	Yes
3	Company C(3)	~2.0	~3.1%	Infrared metalens	No
4	Company D(4)	~0.3	~0.5%	Infrared metalens	No
5	Our Company	0.2	0.2%	Color metalens	Yes
CR5		~52.5	~81.4%	/	/
Others		~12.0	~18.6%	/	/
Total		64.5	~100.0%	/	/

____________

Source: Independent Market Report

(1)      Established in 1987, Company A is headquartered in Switzerland and is a public company. Its main business centers on the design, development, manufacturing, and marketing of a wide portfolio of semiconductors and advanced optical solutions such as metasurface-based technologies for imaging, 3D sensing, and Time-of-Flight applications.

(2)      Established in 2006, Company B is headquartered in Denmark and is a private company. Its main business includes the design, development, and mass production of metalenses and related optical devices for imaging, sensing, and displays.

(3)      Established in 2020, Company C is headquartered in China and is a private company. Its main business focuses on the design and manufacturing of metalenses and metasurface optical products.

(4)      Established in 2020, Company D is headquartered in China and is a private company. Its main business focuses on the design and manufacturing of metasurface optical devices and optical chips.

The ranking does not account for differences in revenue composition and product mix. While we are more oriented towards IoT and consumer products, competitors tend to concentrate on lenses.

Based on information set out in the Independent Market Report, we have set out below, a comparison of technologies and application scenarios of the top participants in the optical metalens industry:

Criterion for comparison	Company A	Company B	Company C	Company D	Our Company	Company E(1)	Company F(2)
Date of establishment	1987	2006	2020	2020	2021	2021	2017
Headquarters	Switzerland	Denmark	China	China	Singapore	United States	United States
Technical features

•   Possesses the capability of high-volume production of planar metasurface optics on 300mm silicon wafers using semiconductor front-end fabs

•   Initially applied in ToF sensors, with broad adoption across smartphones, drones, robotics, and vehicles

		• Equipped with vertical integration capabilities, offering rapid prototyping turnaround, customized solutions tailored to specific customer requirements, and scalable mass production capacity	• Features a hybrid refractive- metalens system, with chromatic aberration correction achieved via multiplayer nanostructured coating technology	• Possesses capabilities in wide field-of-view diffractive optical element design, near-infrared achromatic design, and multi-band imaging spectral solution development

•   Flexible manufacturing enabled by multiple metalens fabrication processes

•   Distinguished as the only top-five metalens company with a strategic focus on color imaging applications

•   Full-stack service capabilities from design to end-product delivery

						• Possesses capabilities in ultrawide field-of-view metasurface optics design (fisheye optics) that can extend field-of-view to nearly 180 degrees without sacrificing imaging quality	• Leverages the synergy of meta-optics and computational optics (AI-based algorithms) • Enables wide ranges of imaging in narrow-band and broadband in mobile form factors
Fabrication technology	• E-beam photolithography • Nanoimprint photolithography	• Nanoimprint photolithography	• E-beam photolithography	• E-beam photolithography	• DUV immersion photolithography • Direct laser writing	• E-beam photolithography	• E-beam photolithography
Application Scenarios	• Consumer electronics, automotive, security	• Consumer electronics, automotive	• Consumer electronics	• Consumer electronics	• Consumer electronics, automotive, security	• Consumer electronics, industrial, automotive	• Consumer electronics, industrial
Core product type	Infrared metalens	Infrared metalens	Infrared metalens	Infrared metalens	Color metalens	Infrared metalens	Infrared metalens
Major base material of substrate	Silicon	Silicon	Silicon	Silicon	Glass	Glass	Silicon
Mass production capability	Achieved mass production capabilities and shipments	Achieved mass production capabilities and shipments	Delivered samples and started mass production	Delivered samples and started mass production	Achieved mass production capabilities and shipments	Delivered samples	Delivered samples

____________

Source: Independent Market Report

(1)      Established in 2021, Company E is headquartered in the United States and is a private company. Its main business centers on metalenses and flat-optics components and systems for imaging and sensing applications.

(2)      Established in 2017, Company F is headquartered in the United States and is a private company. Its main business focuses on meta-optical imaging systems.

BUSINESS

Overview

We are principally engaged in the metalens technology business. We design and manufacture meta optics components and products, including metalens, metalens camera modules, metalens manufacturing equipment, and metalens IoT products, such as infrared metalens cameras, pico projectors and IoT metalens color cameras.

By leveraging on our cutting-edge metalens technology, we produce metalenses which are flat surface lenses of smaller size, of lighter weight, offer lower power consumption and a wider field-of-view as compared to the existing conventional 3D lenses which are curved and bulky. The unique flatness of our metalenses enables the correction of optical defects, delivering reasonable quality color images. Coupled with our algorithm and processing software which incorporates several advanced algorithms to enhance the optical design and image processing, such images can be further sharpened to have higher and/or enhanced resolution. Unlike traditional optical lenses, metalenses allow users to manipulate the individual RGB channels to edit the color images through computational reconstruction. We believe that our innovations have transformative potential in shaping next-generation optical systems.

We conduct our operations through our wholly-owned subsidiaries in Singapore and the United States. Our operations are focused on the design and manufacture of metalenses and metalenses prototypes, and to demonstrate the viability, efficacy, applications and use cases of our metalenses, we have expanded our operations to include the development of metalens camera modules and metalens IoT products. To date, although we have achieved mass production capabilities for our metalens prototypes (“mass production” in our perspective refers to the shipment of one million metalens units per year in numerical), we have not yet received a critical mass of purchase orders from our customers necessitating mass production of our metalenses. To facilitate small-scale production of our metalenses to fulfil purchase orders, reduce concentration risk and diversify our supply chain, and to demonstrate the manufacturing capabilities for our metalenses, we also design and manufacture metalens manufacturing equipment, in particular the 4-inch DLWs. In addition, the sale of our 4-inch DLW to customers will also enable these customers to revise specifications and/or the design of our metalenses directly, reducing the lead time and providing for a shorter turnaround time from prototyping, to testing and deployment into end products. Lastly, our operations have grown to include the design and manufacture of our metalens automatic tester for use by the market, which is utilized to ensure quality control of metalenses prior to shipment. These capabilities have enabled us to (i) operate as a vertically integrated metalens designer and manufacturer, (ii) serve as a one-stop provider of metalens and metalens IoT products, thereby offering customers comprehensive and end-to-end services, and (iii) preserve and grow our competitive advantage in the industry.

Our metalenses are integrated into a wide range of applications by our customers, especially in 5G smartphones, contactless 3D biometric modules, projectors, and for industrial applications such as IoT devices, LiDAR devices and HUDs for planes and self-driving cars, and AR/VR devices. We offer our products to manufacturers of automotives, AR/VR devices, consumer electronic appliances, end-customers, and traders for the distribution of such products. While we offer our products worldwide, our customers for metalens manufacturing equipment in the form of DLW, metalenses and IoT products, are mainly located in Singapore, Japan, South Korea, China, Taiwan, the United States, and several countries in Europe.

We intend to use the net proceeds from this offering primarily to support our expansion plans in the United States. See “Use of Proceeds.”

Our Strengths

We believe the following strengths have contributed to our continued success:

Expertise in the design of meta optics components

Our competitive strength lies in our ability to design meta optics components that are both innovative and optimized for manufacturability. Our design team carries advanced design expertise with a deep understanding of fabrication processes, which has allowed us to create functional designs and minimize production limitations. As process engineers, our team ensures that each design is tailored to align with fabrication capabilities, guaranteeing that our designs are not only cutting-edge but also practical and viable for production. This design-to-fabrication approach distinguishes us by ensuring the feasibility and manufacturability of our meta optics solutions.

To support our “design for manufacturing” approach, we leverage advanced software, such as Ansys Lumerical and Zemax. These software solutions, which are not widely accessible in many countries, enable us to perform complex simulations that bridge the gap between design innovation and production feasibility, facilitating the creation of designs that are compatible with fabrication processes while meeting stringent technological requirements.

Our design expertise is bolstered by our ability to manufacture photolithography equipment, which enables the production of metalenses with critical dimensions as small as approximately 50nm. This advanced technology is essential for applications such as color imaging, and wide-angle imaging. By contrast, many of our competitors operate with feature sizes of above 200nm for their metalenses, typically in the infrared sensing region for general sensing applications. We believe this capability is particularly relevant to customers in the United States, where access to DLW or other photolithography equipment with such critical dimensions is limited. Our ability to design and manufacture metalenses with miniature lens sizes and improved optical performance, has allowed us to differentiate ourselves from the competition.

Meta optics components are critical to the quality of a wide range of electronic end-products. With our strong design expertise and continuous in-house R&D efforts, we are capable of designing high-quality and cutting-edge meta optics components required by our customers and are well positioned to respond to the fast pace of technological changes in the electronic end-products. We are able to meet the demanding requirements of AR/VR devices, electric vehicles, and consumer electronics applications for ultra-precision and miniaturization, and we provide our customers with a comprehensive range of meta optics components for a wide range of applications.

Expertise in the manufacturing of meta optics components, with scalable and flexible manufacturing platforms

Our metalens fabrication and production process flow adopts the standard semiconductor chip manufacturing process using 12-inch DUV immersion photolithography. This process flow, which is capable of processing at least 10 12-inch wafers per hour, is also mature and well-established, exhibiting high-yield and high throughput. We are also able to fabricate metalens on a small batch basis using direct laser writing technologies with our DLW, which uses a laser beam to directly write patterns onto a material’s surface. The DLW allows us and/or our partners to undertake rapid prototyping of metalens with high precision and customized outcomes.

Both our DUV immersion photolithography and direct laser writing processes offer complementary strengths, supporting both efficient mass manufacturing and agile product development for optical metalens applications. In contrast, and according to the Independent Market Report, most of our competitors are using electron beam and nanoimprinting processes that limit mass production and may result in low yield and low throughput.

We have also engaged with research institutes in Singapore and sought to expand into innovating the technology of developing and conducting mass production of meta optics components, which could be used by customers on optical sensors, camera and flash lenses, autonomous vehicles and AR/VR displays. In particular, we are negotiating a research collaboration agreement for tunable metalens module, which we target to complete in 2027.

Vertically integrated full-stack design and manufacturing approach

We provide advanced meta optics equipment, including DLWs for mastering and small-volume production of metalenses, as well as metalens automatic testers for characterization and testing. In addition to providing cutting-edge equipment, we design, produce, and sell metalenses, metalens modules, and metalens IoT modules, both directly to customers and through third-party distribution channels. This integration of equipment and product development is supported by a core technical team of research scientists in metalens design, fabrication, and characterization, enabling us to operate as a vertically integrated metalens designer and manufacturer. We also offer a comprehensive range of services, from design and manufacturing to module packaging and final optical characterization services.

This vertically integrated design, production and testing approach enables us to mass produce our products in a cost-effective manner, reduce lead times, and maintain greater control over the entire production process. This approach enhances production flexibility which enables us to quickly adjust our production approach, equipment settings, and human resources in response to customers’ demands, especially for the launching of new products. This also enables us to serve as a one-stop provider of metalenses, offering customers comprehensive and end-to-end services. These benefits can provide us with a competitive advantage in establishing and preserving long-term relationships with our major customers.

Production of cutting-edge meta optics components

We develop and produce cutting-edge meta optics components, including metalenses — tiny, flat, lightweight lenses, making them a clinch to fit into the smallest of devices, and allowing lower power consumption and wider field-of-view, compared to conventional lenses. Our metalenses are manufactured using glass and dielectric materials, making them more heat-resistant than conventional plastic lenses, which supports significant miniaturization of integrated circuits and positions them as an environmentally friendly alternative to conventional lenses.

Compared to conventional lenses which are curved and bulky, metalenses are smaller and offer higher capabilities and performance. The unique flatness of our metalenses enable the correction of optical defects, delivering reasonable quality color images. Unlike conventional optical lenses, metalenses allow users to manipulate the individual RGB channels to edit the color images through computational reconstruction. With our cutting-edge meta optics components, we aim to transform the optics industry, especially in consumer smartphone cameras and projectors, and industrial applications such as the IoT, HUD for planes and self-driving cars, and augmented reality devices.

We believe that our capability to conduct mass production of metalenses differentiates us from our competitors. Although there have always been companies worldwide that similarly design metalenses, we distinguish ourselves by possessing the capability not only to design and mass produce metalenses, but also to package them into IoT products and distribute them to industry partners for sampling.

Leveraging on our ability to design and mass produce metalenses, we will continue to develop other metalens camera modules and metalens loT products, thereby enabling us to capture more opportunities arising from rapid technological changes, increasingly shorter product life cycles and the widening use of optics in new products.

Strong R&D and advanced manufacturing capabilities

Our R&D team comprised two research scientists and engineers seconded from A*STAR under the T-Up program in 2023, who have since commenced full-time employment with us. From time to time and subject to our ongoing R&D needs and requirements, we may enter into other research collaboration agreements with A*STAR.

One of our research scientists is an expert in the field of active nano-photonics and optical technologies with a PhD degree in Metamaterials and Nano-Optics, with specialized knowledge in designing metasurfaces and flat optical systems, numerical optimization, and optical switching. The other research scientist has a PhD degree in Electrical and Electronic Engineering, with expertise in optical design and nanofabrication, specifically in the areas of photolithography and nanoimprint. By leveraging our team’s experience and diverse expertise, we are able to innovate and develop cutting-edge products.

By working closely with these scientists on metalens design, prototyping, testing and production, we are able to effectively research and develop new and cutting-edge products and technology. In less than a year, the research scientists seconded to MetaOptics Technologies went from early design concepts to fully assembled working prototypes of several imaging camera products, including the lenses used in pico projectors and miniature projectors designed for compact and portable devices like wearables, and mobile devices, as well as a metalenses multi-testing system. By leveraging A*STAR’s T-Up program, we benefited from intellectual property licensing terms at reasonable rates, which left us with more resources to attract investors and grow the business.

We also expect to leverage the research expertise and local fabrication services of A*STAR’s R&D platform. By doing so, we can benefit from potential cost savings and shorter turnaround times. In addition, we have recently expanded our U.S. based R&D support through our new associate membership in Stanford Engineering’s SystemX Alliance Program. We expect this to support technical validation and enable quick-turn metalens prototyping capabilities for U.S. customers developing next-generation devices. See “— Research and Development” below for further information.

Committed management team with extensive industry and deep sector expertise

We have an experienced and stable management team. In particular, our Executive Chairman, Mr. Thng Chong Kim, has over 15 years of experience in the manufacturing industry, and has worked in several American multinational companies as engineering director and general manager. Mr. Thng Chong Kim is assisted by Mr. Aloysius Chua Hao Peng, our Chief Executive Officer (the “CEO”) and executive director, who is key in driving innovation in optical technology development, and has contributed significantly to our growth and technological advancements. Mr. Aloysius Chua Hao Peng plays a key role in numerous projects and is systematic in liaising with suppliers on the specifications of various key metalens components, thoroughly evaluating them for functionality. He possesses in-depth knowledge of all essential features and requirements of these components. Our management team has an in-depth working knowledge of market trends and customers’ needs. We believe that this collective knowledge and experience enables us to understand and address the needs and preferences of our customers, allowing us to make informed and flexible decisions, ranging from micro product specifications issues to macro group-wide policies. Supported by a lean organizational structure, our team is able to make decisions and execute strategies quickly, enabling us to respond efficiently to evolving customer requirements and market developments. Moreover, the members of our management team own beneficial equity interests in our Company. We believe that such ownership in the equity interest of our Company would strengthen the sense of belonging of the management team towards us, align our interest and our shareholders with our management team, and enhance the stability of our management team. The stability within our management team ensures that we are able to pursue long-term growth plans and can offer a stable working environment which attracts talents to join us.

Our Strategies

We intend to further grow our business by pursuing the following strategies:

Leveraging our existing capabilities to expand product sales through new investments, acquisitions of assets and/or businesses

While we are able to offer cutting-edge meta optics components and products, we believe that with the sustained use of smartphones for visual storytelling, consumers will become more demanding, expecting sharper photos and higher resolutions in their mobile phone cameras. The image digitalization trend of consumer products has presented and will continue to present us with significant new commercial opportunities for our products. We believe our R&D expertise, will enable us to cost-effectively adapt existing product lines for use in new end products.

For example, by customizing our existing advanced metalenses in various applications and replacing traditional optoelectronic modules with meta optics, we are able to expand our product lines and produce new categories of products. As part of this strategy, we established our U.S. subsidiary, MetaOptics USA, in October 2025 to collaborate with major U.S. technology leaders and support market penetration. In particular, we have entered into non-disclosure agreements with several prospective U.S. customers and partners, to evaluate potential projects involving our metalens camera modules, IoT cameras, and automated metalens test equipment.

We also plan to further leverage our existing capabilities to expand our product range and fabrication capabilities, with a focus on miniaturizing devices and integrating metalenses into a wider range of applications for smart devices, such as optical sensors, camera and flash lenses, AI glasses or smart glasses, autonomous vehicles and AR/VR displays, making these devices smaller and more efficient.

We also intend to incorporate a new laser with a pulsing feature to build customized molds for our customers, enabling faster production and suitability for a variety of applications.

Securing manufacturing capacities

To support major customer requirements and facilitate further growth, we plan to expand into strategic overseas markets to penetrate key customer bases in smart device applications and consumer marketplaces, particularly through the deployment of our IoT metalens products. As part of this expansion strategy, we intend to establish metalens manufacturing bases in strategic countries overseas, with a near-term focus on the United States. We intend to partner with suitable industry players to build metalens capabilities in these regions, in order to better serve our customers and to enhance supply chain resilience and responsiveness.

By utilizing our existing capabilities to increase the production volume of our meta optics components and expand our business organically, we believe we will be able to enhance our competitiveness and increase market share in the optical industry. In particular, we plan to expand our manufacturing bases in strategic overseas locations. MetaOptics Technologies has signed a non-disclosure agreement with an overseas foundry to utilize its 12-inch DUV immersion photolithography for mass production, targeting potential orders from major consumer electronic companies. Additionally, we have entered into two memoranda of understanding with camera module manufacturers to support the expansion of their metalens production. These memoranda of understanding contemplate collaboration on prototyping, process development, and customer outreach, and discussions are ongoing to define commercial and operational milestones.

To further bolster our manufacturing capabilities, we are in preliminary discussions with two U.S. universities and a semiconductor original equipment manufacturer regarding deployment and demonstration of our DLW technology in the United States to support U.S. customers. Subject to customer qualification cycles, technical readiness, contracting, and market conditions, we currently expect our first DLW sale in United States in the second half of 2027. As we establish and scale manufacturing capabilities in the United States, we expect to deepen strategic engagement with customers in Silicon Valley and other key U.S. markets and pursue long term supply arrangements to support the ramp up of mass production of our metalens products and the development of next generation metalens technologies.

Enhancing our R&D capabilities to develop more advanced products and improve product quality

We believe it is essential for us to further enhance our R&D capabilities to develop more advanced products and improve product quality, both of which are critical to reinforcing our competitiveness and satisfying the increasing demands placed upon us by the rapidly evolving market. In particular, we plan to enhance our R&D capabilities by:

•        allocating resources towards the R&D of advanced materials with higher refractive index, such as titanium dioxide. These advancements aim to enhance the optical performance of our metalenses;

•        allocating resources to develop tunable metalenses;

•        recruiting additional experienced R&D personnel, to oversee our R&D activities;

•        continuing our technological collaborations with customers to customize metalenses for integration into their devices and develop new products and technologies; and

•        exploring strategic collaborations with leading overseas science parks and innovation centers to co-develop advanced metalens applications.

We have recently expanded our U.S. based R&D support through our new associate membership in Stanford Engineering’s SystemX Alliance Program. This will enable us to explore research engagements with Stanford faculty and students in areas aligned with our metalens design, manufacturing, and integration objectives. We expect this to support technical validation and enable quick-turn metalens prototyping capabilities for U.S. customers developing next-generation devices.

By improving our R&D capabilities, we believe that we will be able to strengthen our product mix by incorporating advancements into our existing products, as well as to offer newly developed products featuring the latest technologies to the market. We also believe that improvements in production techniques and processes resulting from our R&D activities will result in higher product quality and an enhanced ability to customize precisely to specifications that satisfy the customers’ needs.

Reinforcing and diversifying our supplier network

A stable supply of high-quality components, such as lenses, filters and sensors, for production at commercially competitive prices is crucial for our success and continued growth. As such, we plan to reinforce and diversify our supplier network by focusing on building and managing our relationships with existing strategic suppliers and by actively seeking new suppliers who meet our standards. We will also actively monitor and evaluate our suppliers. While price is a factor when evaluating a supplier, we will also evaluate our suppliers on the basis of quality and consistency of their raw materials and components, as well as their ability to meet the procurement scale and delivery timelines required by us.

By reinforcing and diversifying our supplier network, we believe we will be able to reduce our reliance on a limited number of suppliers and minimize the risk of raw material and component shortages and price or quality fluctuations. We will continue to identify and engage additional suppliers that are able to meet the quality, reliability and delivery requirements, in order to broaden our supplier base and further reduce supplier concentration risk.

Recruiting, training and retaining skilled engineers and experienced staff

We believe that recruiting, training and retaining engineers and staff with proper know-how and extensive experience in relevant fields are essential to our operations and overall success. As such, while we will continue to outsource certain operational functions for cost-effectiveness, we remain committed to attracting top talent who possess an extensive knowledge of optics technologies and process engineering. We intend to make full use of our competitive remuneration packages to motivate and nurture our existing employees and attract qualified candidates.

Metalens Technology

Optical metalens technology is a revolutionary flat lens solution rooted in metasurface engineering. By enabling wavelength-scale light manipulation with significantly reduced bulk and complexity, optical metalens offers ultrathin, lightweight, and highly tunable alternatives to traditional optics.

Our Core Competencies

Our business is supported by a strong foundation of core competencies that enable innovation and enhance product quality:

•        AI.    We develop imaging and IoT algorithms to optimize the implementation and performance of metalens technology.

•        Products.    We focus on the design and development of IoT products, such as infrared metalens cameras, color metalens cameras, color imaging metalens, wide-angle monochrome metalens, and pico projectors, for integration into various industries.

•        Equipment.    We focus on selling advanced metalens production machines, specifically the 4-inch DLW, the metalens automatic tester and the automatic metalens module assembling machine.

•        Fabrication.    We specialize in the production of customized metalenses for customers using our 4-inch DLW and front-end semiconductor manufacturing process with 12-inch DUV immersion photolithography equipment, which can produce dimensions as small as 50nm. Unlike most of our competitors which typically rely on electron beam lithography and nanoimprint lithography in their fabrication process, our metalens fabrication process utilizes a 12-inch glass wafer DUV immersion photolithography process, which results in high yield and high throughput. Such a customized fabrication process coupled with our advanced manufacturing equipment currently enables us to produce critical dimensions as small as 60nm, with potential capabilities to scale down to around 50nm. This allows us to cater to high-performance applications such as color imaging and wide-angle imaging. This capability supports fast prototyping, low-volume pilot builds, high-yield, and high-throughput mass production.

We offer a range of products and services tailored to meet the diverse needs of both business-to-business (“B2B”) and business-to-consumer markets (“B2C”). For B2B clients, customers can purchase our products directly or engage us for design and simulation services using comprehensive and specialized lens design software (e.g., LUMERICAL software). We also provide design and integration services, such as replacing existing 2D contact with 3D non-contact fingerprint detection applying our metalens design. For the B2C market, we offer products that our customers can purchase, and integrate into their personal systems or devices, ensuring seamless functionality and performance.

Industry Applications and Opportunities

Our metalenses are integrated into a wide range of applications by our customers, especially in 5G smartphones, contactless 3D biometric modules, projectors, and for industrial applications such as IoT devices, LiDAR devices and HUDs for planes and self-driving cars, and AR/VR devices.

We believe our products will provide significant growth opportunities over the next several years given the wide-ranging applications of our products across diverse markets:

•        Industrial.    In relation to the industrial or IoT market, with the fast development of 5G-technology, the IoT technology has been rapidly evolving, which has put forward higher requirements for the performance of sensors in which we integrate our metalenses. Optical metalenses allow for greater miniaturization as well as enhance and expand the functionality of optical IoT systems, creating greater potential for IoT technology.

•        Automotive.    Optical sensors are also rapidly becoming standard equipment in automotives to assist the operations of evolving functions. Compared to conventional optical lenses, optical metalenses are able to provide higher thermal stability and higher efficiency while taking up smaller spaces in vehicles, thus gaining increasing attention from vehicle manufacturers.

•        AR/VR.    In the AR/VR market, developers of AR/VR systems continue to wrestle with the challenge of incorporating bulky hardware systems into devices to be worn on the head. Optical metalenses offer the prospect of tiny optical elements incorporated into small, high-performing, lightweight headsets and smart glasses, thus gaining increasing popularity in the AR/VR field.

•        Security.    In relation to the security industry, optical metalenses can be applied to drones to reduce the weight burden of their imaging and sensing systems for prolonging flight time. The flat, lightweight, ultrathin, compact, and easy-to-integrate advantages of optical metalenses enable their wide potential usage in sectors requiring higher security including the military field, immigration and smart door locks. In addition, optical metalenses can be seamlessly integrated into 3D contactless fingerprint sensor modules, significantly upgrading the security of existing products. For example, by incorporating metalenses into smart door locks, the fingerprint sensors can be more resistant to spoofing or unauthorized access. This ensures that only legitimate users can gain entry to secured areas. Similarly, in automated teller machines, the integration of metalenses in fingerprint sensors can improve the speed and precision of identity verification, reducing the risk of fraud and enhancing overall user security. The advanced capabilities of metalenses allow for higher resolution and better performance in compact form factors, making these security systems more efficient and effective in safeguarding sensitive information and assets.

•        Biomedical.    Our products are also relevant in the biomedical industry. Due to their compact and lightweight characteristics, metalenses can enable the miniaturization of imaging components, such as those used in endoscopic devices. Conventional endoscopy often involves relatively large camera modules affixed to the tip of a tube, which may cause discomfort to patients. By allowing for smaller camera designs, metalenses can support the development of slimmer endoscopic tools that may reduce patient discomfort during such usage, while still enabling effective imaging for diagnostic purposes. The compact, lightweight design of optical metalenses, which can even be small enough to fit into a pill for capturing images inside the body, offers a promising alternative to the larger camera tubes traditionally inserted through the mouth. This miniaturized form factor enables less invasive procedures, improving patient comfort while maintaining high-quality imaging capabilities for medical diagnostics. Therefore, the functionality of optical metalenses has put forward its application potential for biomedical usage.

•        Telecommunications.    In the smartphone industry, as the technology of smartphones evolves, so does the amount of space and energy its imaging and sensing systems take up. The optical metalens technology is able to fix chromatic aberration with thin and flat structures, achieving smaller sizes of optical imaging and sensing systems in smartphones, and is thus expected to replace conventional optical lenses in smartphones to reduce product thickness.

We will continue to target specific applications in each of these major markets or industries.

Our Products

We offer all our products worldwide through our direct sales efforts and distribution channel. While our sales to date have been concentrated in certain geographical locations as described in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Key Components of Our Results of Operations — Revenue,” our full product portfolio described below is marketed and made available globally.

Direct Laser Writer

Our metalens manufacturing equipment includes the cutting-edge DLW, which we develop and manufacture for our own use and use by certain customers of ours. Our DLW is a 4-inch metalens fabrication and characterization tool with maskless lithography that supports fast, quick-turn metalens prototyping and low-volume production. Its 2D lens technology enables the reduction of the laser focal spot for high-quality and achromatic focusing to achieve a minimum feature size of less than 90nm for straight line writing and less than 150nm for the minimum pillar diameter of the metalens. It is also compact with high accuracy and repeatability in nanometer range, achieved by writing with a 6-axis piezo scanning stage.

Metalens

Metalenses are advanced optical components designed for a wide range of applications, including color imaging, face recognition and non-contact fingerprint sensing. Leveraging our proprietary metalens technology, we have developed flat-surface lenses made of glass that offer smaller size, lighter weight, and lower power consumption as compared to the existing conventional 3D lenses.

Our metalenses are characterized by their ultra-thin, lightweight and flat design, measuring approximately 350nm to 800nm in thickness. This compact form factor enables seamless integration into even the smallest devices, compared to conventional lenses. The flatness of our metalenses also allows the correction of optical defects, delivering better and reasonable image quality.

Through our proprietary 12-inch glass wafer DUV immersion photolithography (pictured above) manufacturing process, we are able to mass produce ultra-wide field of view metalens designed for eye-tracking, facial recognition, AR/VR applications, and are uniquely positioned to achieve mass production at a reasonable cost. This capability positions us as a leader in providing innovative optical solutions to meet the growing demand for advanced technologies

We debuted a metalens integrated 5G mobile smartphone in January 2026 (pictured above), featuring an ultra-thin optical module with no camera bump and a highly heat-resistant metalens glass-based design. It also includes a non-contact metalens 3D biometric fingerprint module, enabling secure, touch-free fingerprint mapping for a seamless user experience.

Metalens Color Camera Module (2MP/5MP)

Our metalens color camera module incorporates cutting-edge single-layer metalens technology and is manufactured using our 12-inch glass wafer DUV immersion photolithography process. This advanced camera module is designed for sensing recognition and imaging for laptops and smartphone applications.

The camera module is customizable for applications such as color imaging and non-contact fingerprint recognition, making it ideal for diverse applications. The camera assembly process is highly tunable to fit specific needs, ensuring adaptability across various use cases. We have successfully integrated our camera modules into the Qualcomm Software Development Kit. This integration demonstrates that our camera modules are able to work on an Android-based smartphone operating system, which are also able to produce a reasonably better color image quality.

Metalens IoT Products

•        Infrared Metalens Camera

Our infrared metalens camera is a compact, single-layer metalens monochromatic camera for applications such as tracking, facial recognition, AR/VR, monochromatic imaging, and wide-angle imaging for security applications. Our infrared metalens camera, which is designed at 10mm x 47mm x 44mm, is inclusive of our meta optics software with AI enhancement functions. The camera assembly process is also tunable to fit a variety of other applications. Our next-generation board, which is half the size of the current version, has already been fabricated, with testing currently in progress.

•        Pico Projectors

Our revolutionary pocket-sized pico projector is an ultra-lightweight projector device utilizing our metalens, weighing just 80 grams and compactly designed at 45mm x 58mm x 30mm. The projector operates directly from a mobile phone or laptop battery via a USB-C connection, eliminating the need for a built-in power source. Some of our pico projectors’ key features include auto-focus technology, ultra-lightweight design, and low power consumption. The portability of our pico projectors is complemented by effortless usability and a superior visual experience. A second generation pico projector, that is approximately half the size of its predecessor, featuring USB-C connectivity, silent fanless operation, and low power consumption, was debuted in January 2026.

•        IoT Metalens Color Camera

Our IoT metalens color camera, designed at 10mm x 47mm x 44mm, is a cutting-edge device designed to capture high-quality color images using a single-layer metalens. It is customized for applications in color imaging and non-contact fingerprint sensing, offering advanced performance for IoT-enabled solutions. Similar to our infrared metalens camera, it is inclusive of our meta optics software with AI enhancement functions and the camera assembly process is tunable to fit a variety of other applications. The next-generation board, which is half the size of the current version, has already been fabricated, with testing currently in progress.

Non-contact 3D Biometric Metalens Sensors

Our non-contact 3D biometric metalens sensor measuring 80mm x 80mm, is designed for enhanced authentication and secure access. This product features our proprietary metalens technology, and this advanced sensor enables the capturing of highly accurate biometric data, such as fingerprint identification, without requiring any physical contact. This innovation addresses the growing demand for hygienic, efficient, and reliable biometric systems in sectors like consumer electronics, healthcare and automotive industries. Our non-contact 3D biometric metalens sensor includes our advanced software with AI image enhancement algorithm capabilities and its camera assembly process is tunable to fit a variety of other applications.

Quality Control and Quality Assurance

We are committed to delivering high-quality products to our customers by maintaining a comprehensive quality control system. In order to control the variables within our production process and ensure that all our products meet the required quality standards, our production process is monitored by dedicated quality control personnel.

At the manufacturing phase, we have assembled and built a metalens automatic tester for our licensed suppliers and/or manufacturers to characterize metalens into good and fail in relation to each of the 12-inch glass wafers that are manufactured to fulfil the customers’ order quantity. Any significant deviations identified during these assessments are promptly addressed to maintain production integrity and product quality. We also work closely with our customers by seeking their feedback at various junctures across the course of the project. We will designate a personnel for each project who will be responsible for reviewing the finalized product, which involves ensuring that the product is consistent with the specifications and designs agreed with our customers.

In addition, our sales representatives including those located in Asia-Pacific, are responsible for collecting customers’ opinions to identify areas for improvement and enhance the overall satisfaction of key customers. In the event of complaints, they handle issues appropriately and in a timely manner, working closely with us to implement effective solutions.

Research and Development

Our R&D activities and strategies are overseen by our CEO and executive director, Mr. Aloysius Chua Hao Peng, and our Executive Chairman, Mr. Thng Chong Kim, who are responsible for providing strategic direction and technical guidance to the R&D team in the development, positioning, applications and performance of our projects and technologies.

The optics industry is characterized by rapidly evolving technology advancements. The ability to achieve rapid and continual technology improvements is of critical importance to maintaining our competitive advantage to break through current optical lens limitations in consumer and IoT applications.

As part of our R&D efforts, we have entered into research and collaboration arrangements with A*STAR’s Institute of Materials Research and Engineering (“IMRE”). Under these arrangements, two research scientists are working with us on projects focused on the design and fabrication of metalenses, and the assembly of the metalenses into IoT devices. The research scientists are also contributing to the development of the next generation rectangular metalenses.

Exhibit: Picture of our next generation rectangular metalenses prototype

In addition, two research scientists were seconded to MetaOptics Technologies from A*STAR under the T-Up program at various times during the period from April 1, 2023 and May 31, 2025, and have since August 1, 2025 commenced full-time employment with us. The research scientists bring specialized expertise and experience in meta optics design, fabrication, system integration, and software design. Their contributions have been applied to our IoT products.

Launched in 2003, the T-Up program is a secondment program funded by Enterprise Singapore and administered by A*STAR. It enables the secondment of A*STAR’s research scientists and engineers to local enterprises with the aim of enhancing their in-house R&D capabilities and supporting their business growth. Participating enterprises, like our company, can leverage A*STAR’s expertise to expand our technical capabilities, develop high-technology intellectual property, and foster a culture of growth and innovation through R&D.

The T-Up program supports R&D or innovation projects for a period of up to two years through the secondment of research scientists, engineers, and technical experts from A*STAR’s research institutes. As an ongoing initiative, the T-Up programs continue to play a key role in building the R&D capabilities of Singapore’s local enterprises.

Our aggregate cost incurred for the secondment of the two scientists since the commencement of the T-Up program is S$69,301. These two scientists have since August 1, 2025 commenced full-time employment with us and, as a result, our payroll compensation cost has increased. Following the successful transition of the two scientists to our full-time employment, we did not extend our participation in the T-Up program beyond May 31, 2025.

On August 18, 2025, we accepted a development grant from a Singapore government agency, which provides funding of up to 50% of the actual qualifying costs relating to hardware or equipment and audit fee expenditures. Such grant will fund qualifying project costs namely third-party consultancy fees, software and equipment, and internal manpower costs. As of December 31, 2025 we had not utilized such grant, which has a qualifying period from September 1, 2025 to December 31, 2029.

Our R&D Projects and Initiatives

We are engaged in several major R&D projects applicable to each of our major product categories with research institutions and third-party suppliers. We adopt a milestone-based payment structure for the R&D projects, under which payments are made progressively upon the achievement of specific deliverables or development outcomes. This phased and milestone-driven approach reflects our prudent project management strategy and our commitment to maintaining quality and accountability in the development process.

Our R&D projects involve, the development of prototypes to develop, assess, improve or prove certain technical capabilities and/or functionalities of our meta optics components and products. There is therefore no specific timeline we have to adhere to, and the success of such R&D efforts is determined by the specific deliverables or development outcomes.

•        Metalenses in various shapes.    The current design of our metalenses is single-layered and round. As part of our ongoing R&D efforts, we are working on a project to enhance metalens technology by developing metalenses in various shapes, including round, rectangular, and square configurations. In particular, our new design for the 5MP sensor features a configuration with two metalenses (a doublet) stacked together, which introduces a novel approach for rectangular metalenses and doublet design. These new metalens designs are being engineered to align precisely with the parameters of sensors, ensuring the modules remain compact and do not exceed the sensors’ boundaries. This innovation aims to offer smaller and more efficient modules, supporting our commitment to advancing miniaturized optical solutions. This project is at the customer sampling stage, and we are targeting initial commercialization in the second half of 2027, subject to successful completion of customer qualification cycles.

•        AI-powered smart glasses.    We have commenced a project to develop AI-powered smart glasses incorporating our metalens monochrome camera to enable gesture-based control. These smart glasses are intended to support functions such as making phone calls and adjusting music playback through intuitive hand gestures. Designed to be lightweight, rugged, high-performance, and visually appealing, the product targets active and style-conscious users. This project is at the engineering validation stage, and we are targeting initial commercialization in the first half of 2027, subject to technical outcomes and manufacturing readiness.

•        IoT products.    For IoT products, our R&D initiatives comprise design, RGB sensing and imaging functionality improvements which can be applied to our existing IoT products, including infrared metalens cameras, second generation pico projectors and IoT metalens color cameras. The products are at the customer sampling stage and we are targeting initial commercialization of the second generation pico projectors in the second half of 2026. The total estimated R&D costs for the above initiatives are approximately S$50,000.

•        Metalens technology.    We continue to actively develop imaging and IoT algorithms to optimize the implementation and performance of metalens technology, with updates made as needed in connection with the development of new IoT products. We are in the process of integrating AI algorithms designed to enhance image sharpness into our application software. This project is at the customer sampling stage, and we are targeting initial commercialization in the second half of 2027, subject to customer qualification cycles.

We have recently expanded our U.S. based R&D support through our new associate membership in Stanford Engineering’s SystemX Alliance Program, with an annual membership fee of US$110,000 and an initial one-year membership period commencing on February 2, 2026, renewable in one-year increments upon payment of the applicable fee. This will enable us to explore research engagements with Stanford faculty and students in areas aligned with our metalens design, manufacturing, and integration objectives. We expect this to support technical validation and enable quick-turn metalens prototyping capabilities for U.S. customers developing next-generation devices.

Furthermore, subject to our ongoing R&D needs and requirements, we may leverage A*STAR’s R&D platform for local prototyping and pilot scale metalens fabrication in Singapore. This is intended to reduce cost and turnaround time relative to overseas foundries and to complement our internal design and equipment capabilities. Our collaboration arrangements with A*STAR are generally undertaken on a project-based basis, pursuant to separately negotiated terms with a defined scope of work, deliverables, timing and pricing, and payments tied to milestones or completion of agreed tasks. As part of our R&D efforts, we will continue to pursue a collaborative working relationship with our customers to test new ideas, develop new products and technologies, and customize metalenses for integration into their devices.

Sales and Marketing

The overall business development, including our sales and marketing activities, are headed by our Executive Chairman, Mr. Thng Chong Kim, whose efforts are augmented by the sales representatives, namely Z&H Brothers Oversea Investment Pte. Ltd., Auspring Co., Ltd., Nanowall Technology Pte. Ltd., Grandwell Asia Limited, and Mr. Zhang Hongjun, that our Company has engaged in Singapore, China, Taiwan, Korea and Hong Kong.

From the second half of 2024, we entered into agreements with our sales representatives on a non-exclusive basis to identify prospective clients for MetaOptics Technologies:

Sales representative	Territory	Term; renewal	Compensation	Termination	Revenue
					FY2025 S$	FY2024 S$
Auspring Co., Ltd.	China, Taiwan and Korea	One year; automatic one-year renewals unless otherwise agreed	Commission-based(1)(2)	30 days’ written notice by either party; immediate termination by MetaOptics Technologies for cause(3)	4,211	—
Nanowall Technology Pte. Ltd.	China	One year; automatic one-year renewals unless otherwise agreed	Commission-based(1)(2)	30 days’ written notice by either party; immediate termination by MetaOptics Technologies for cause(3)	644	—
Z&H Brothers Oversea Investment Pte. Ltd.	China, Taiwan and Korea	One year; automatic one-year renewals unless otherwise agreed	Commission-based(1)(2)	30 days’ written notice by either party; immediate termination by MetaOptics Technologies for cause(3)	—	4,940
Grandwell Asia Limited	China, Hong Kong	One year; automatic one-year renewals unless otherwise agreed	Commission-based(1)(2)	30 days’ written notice by either party; immediate termination by MetaOptics Technologies for cause(3)	—	—
Mr. Zhang Hongjun	China	One year; automatic one-year renewals unless otherwise agreed	S$3,000 per month in addition to the commission earned(1)	30 days’ written notice by either party; immediate termination by MetaOptics Technologies for cause(3)	—	—

____________

(1)      Remuneration is commission-based, calculated as a fixed percentage of net income received, generally not exceeding 5%.

(2)      No fixed fees are payable in addition to the commission earned.

(3)      The agreement may be terminated by either party at any time with 30 days’ prior written notice. MetaOptics Technologies also reserves the right to terminate the agreements with immediate effect by giving written notice to the sales representative under the following circumstances:

•        the sales representative commits a material breach of any term of the agreement and (if such breach is remediable) fails to remedy that breach within a period of 30 days after being notified to do so;

•        the sales representative repeatedly breaches any of the terms of the agreement in such a manner as to reasonably justify the opinion that its conduct is inconsistent with it having the intention or ability to give effect to the terms of the agreement;

•        the sales representative suspends, or threatens to suspend, payment of its debts or is unable to pay its debts as they fall due or admits inability to pay its debts or is deemed unable to pay its debts;

•        the sales representative commences negotiations with all or any class of its creditors with a view to rescheduling any of its debts or makes a proposal for or enters into any compromise or arrangement with any of its creditors;

•        a petition is filed, a notice is given, a resolution is passed, or an order is made, for or in connection with the winding up of the sales representative;

•        the sales representative suspends or ceases, or threatens to suspend or cease, carrying on all or a substantial part of its business; or

•        a material adverse event has occurred.

Our distribution channel is responsible for generating new customer accounts, managing relationships, as well as concluding sales contracts. They attend to customers’ queries and prepare proposals based on the potential customers’ specifications and requirements. In selected territories, we engage sales representatives to support our sales and marketing efforts. These representatives assist in localizing our outreach and bridging cultural and language differences in the respective markets.

Notwithstanding the support provided by these sales representatives, we retain full control and oversight over the formulation and implementation of our overall sales and marketing strategies. The sales representatives are engaged on a non-exclusive basis and do not have authority over our broader commercial policies, including corporate planning, branding, or pricing matters. We commenced generating revenue prior to the engagement of these representatives and continues to secure new customers and explore business opportunities independently.

As part of our marketing strategy, our team visits our existing and potential new customers regularly to better understand their needs and recommend the most effective solutions to address their requirements for various optical components. We also participate in trade shows, competitions, and exhibitions in different countries to raise awareness of our brand and to advertise our products. Through such events, we are able to establish connections with potential customers whom we follow up with subsequently to foster good relationships, enhance our market penetration capabilities, and strengthen our customer base. For example, in January 2025 and January 2026, we participated in the Consumer Electronics Show held at the Las Vegas Convention Centre, through which we established contact with several potential customers.

In addition, we have built our own online sales channel for several consumer products which incorporate our metalenses. Such products, including our 3D biometric metalens sensors, IoT metalens color cameras, pico projectors, and ultra-wide angle IR monochrome metalens cameras, are available for sale on our website at https://metaoptics.shop/collections/all, through the Shopify B2C sales platform.

Accordingly, while sales representatives play a supporting role in our commercial activities within their respective territories, we are not materially reliant on the sales representatives for the generation of sales or the conduct of our business.

Major Customers

Our customers primarily consist of business and profitability are not materially dependent on any single individual customer. The following table sets out the customers which accounted for 5% or more of our total revenue in each of FY2025 and FY2024:

Major customer	Services provided by us	As a percentage of total revenue (%)
FY2025
Haur-Jye Technology Co., Ltd.(1)	IoT metalens color camera, Pico projectors	74.6
Shenzhen Zhenghe Partner Enterprise Investment Development Co., Ltd	3D biometric sensor, Metalens, Pico projector laser module, IoT color camera	8.4
FY2024
Haur-Jye Technology Co., Ltd.(1)	IoT metalens color camera, Pico projectors	19.6
MEDIT Corp	IoT metalens color camera and color imaging metalens	9.9
Customer A(2)	RGB collimating metalens design	8.9
Opulent Techno Pte. Ltd.(1)	Pico projectors	8.4
Singapore Precision Welding Pte. Ltd.(3)	Pico projectors	8.2
Shenzhen Zhenghe Partner Enterprise Investment Development Co., Ltd	3D biometric sensor, Metalens, Pico projector laser module, IoT color camera	7.4
Z&H Brothers Oversea Investment Pte. Ltd.(1)	Pico projectors, color imaging metalens, IoT metalens color camera	6.2
Customer B(4)	Metalens design	5.0

____________

(1)      Haur-Jye Technology Co., Ltd., Opulent Techno Pte. Ltd., Z&H Brothers Oversea Investment Pte. Ltd. and Auspring Co., Ltd. are each shareholders of our Company. Auspring Co., Ltd. is a company affiliated with our shareholder, Aquaspring Group Limited, and is also one of our sales representatives in Taiwan. Auspring Co., Ltd purchased our metalens products for sale and distribution to its end customers. See “— Sales and Marketing” above for further information.

(2)      Customer A was both our major customer and supplier in FY2024. Customer A is in the business of developing and manufacturing microelectronic mechanical systems which are utilized for laser projection displays, amongst other applications. In FY2024, Customer A purchased metalens from us for evaluation, and also paid a design fee to us for the provision of customized metalens. In FY2024, we purchased laser modules developed by Customer A, for the assembly of such laser modules into our pico projectors.

(3)      Singapore Precision Welding Pte. Ltd. is a wholly-owned subsidiary of MST ListCo.

(4)      Customer B is a R&D organization based in Singapore, with research scientists and engineers working across the domains of land, sea, air, space and cyberspace.

As of December 31, 2025, we had sold DLWs to certain of our shareholders based overseas, namely, Haur-Jye Technology Co. Ltd and Opulent Techno Pte. Ltd. These shareholders (and customers) have manufacturing capabilities, which can be strategically utilized to undertake small-batch manufacturing and fabrication of metalenses, and may potentially allow us to expand and set up fabrication bases through partnerships with them. These sales were made in our ordinary course of business and were conducted on an arm’s length basis. In addition, these sales were made consistent with our intent to maintain an asset-light business model, which underpins our decision to outsource fabrication activities rather than undertake them in-house.

We believe that the interests of these shareholders as they relate to manufacturing and fabrication of metalenses using our of DLW products are aligned with ours. We believe that, if Haur-Jye Technology Co. Ltd and Opulent Techno Pte. Ltd. produce metalenses using our DLWs for other parties, such broader utilization of the DLWs may promote wider adoption of metalens technology in the market, which would be beneficial to us over the longer term. While our DLWs are effective for producing metalenses, our DUV immersion photolithography process offers comparatively higher production capacity of metalenses. Accordingly, in the event of a significant increase in market demand for metalenses, we believe that metalenses customers would turn to us for high-volume manufacturing solutions and/or for additional support for the mass production of metalenses using the DUV immersion photolithography process. Further, as the design of metalenses continues to rely on our proprietary technology and know-how, we are expected to remain a key partner to our customers in the development and commercialization of metalens applications.

Except as disclosed above, there were no other customers of us in any of our operating segments who accounted for 5% or more of our revenue during FY2025 and FY2024.

Major Suppliers

The following table sets out the suppliers which accounted for 5% or more of our total purchases in each of FY2025 and FY2024:

Major supplier	Products or services received from supplier	As a percentage of total purchases (%)
FY2025
MMI Systems Pte Ltd(1)	DLW equipment	81.0
Supplier A(2)	Monochrome and color filters	9.2
Customer A	RGB projectors	5.8
FY2024
Customer A(3)	RGB projectors	35.1
TNC Optics & Technologies Pte. Ltd.	Design and assembly services of IoT metalens color camera, Pico projectors (including design and development) and prototyping	16.1
Aicview Technology Co., Ltd.	Customized software and algorithm development	15.5
Laser 21 Pte Ltd	Customized components	13.2
Corning Laser Technologies GMBh	Dicing services	8.6
Supplier A(2)	Monochrome and color filters	6.5

____________

(1)      MMI Systems Pte Ltd is a wholly-owned subsidiary of MMI Holdings Limited, one of our principal shareholders.

(2)      Supplier A is a supplier of optical components and solutions.

(3)      Customer A was both our customer and supplier in FY2024. Customer A is in the business of developing and manufacturing microelectronic mechanical systems which are utilized for laser projection displays, amongst other applications. In FY2024, Customer A purchased metalens from us for evaluation, and also paid a design fee to us for the provision of customized metalens. In FY2024, we purchased laser modules developed by Customer A, for the assembly of such laser modules into our pico projectors.

Due to the nature of our business, we engage various distributors and/or manufacturers from time to time. Our suppliers supply materials and/or provide services to us. Our purchases from our major suppliers may fluctuate year-on-year as a result of our varying requirements. We may not generate similar purchases in terms of size and scope with the same supplier in subsequent years and we generally do not enter into long-term or exclusive agreements with our suppliers as this would provide us with the flexibility to evaluate and select new suppliers which are able to give us the highest possible product quality and service at competitive pricing. In addition, given our evolving business needs, we constantly seek out suitable suppliers who are able to provide us with highly customized solutions or components which can fit our unique specifications, stringent quality and performance requirements. In general, the key considerations in selecting our suppliers include the quality of their products, pricing, services and timeliness of delivery in order to meet our customers’ needs. Upon selecting a suitable supplier, we will issue purchase orders to the respective shortlisted entities for the quantity of products or services required.

Except as disclosed above, there were no other suppliers of us who accounted for 5% or more of our purchases during FY2025 and FY2024.

Credit Management

Credit Terms to Our Customers

We are exposed to credit risks from our customers in the ordinary course of business. In order to minimize our credit risks, our management team regularly monitors our credit exposures, which is in line with our credit risk management policies.

Payments received from our new customers are generally based on cash terms and advanced payments. Our invoices to our customers are generally due for payment upon issuance of the invoices or we grant our customers credit terms as negotiated on a case-by-case basis.

We have put in place credit control policies and procedures to manage our credit exposure and our management periodically evaluates the creditworthiness of our customers. The credit terms and limits are granted to our customers based on a number of factors, such as the customer’s financial background and creditworthiness, the contract value, payment history and the length of relationship with us.

Our finance team monitors collections from our customers regularly and follows up on any overdue amounts. For customers who have overdue amounts, we will decide, on a case-by-case basis, on the actions to be taken to recover such receivables. Such actions include, but are not limited to, escalating the issue of non-payment to their management, requiring the customer to settle overdue amounts before carrying out extra work for the customer, sending letters of demand and taking formal legal action.

We review and assess the need to make allowance for our overdue debts periodically. Specific allowance or write-off will be made when we believe that our customer is in severe financial difficulty and there is no realistic prospect of recovery. This is assessed on a case-by-case basis, based on, among others, the customer’s current financial position and the past default experience of the customer. During FY2025 and FY2024, we had not made any material allowance for doubtful debts or written off any bad debts arising from trade receivables.

The following table sets forth our trade receivables’ turnover days for the years indicated:

	FY2025(1)	FY2024(2)
Trade receivables’ turnover days	1	23

____________

(1)      The trade receivables’ turnover days for FY2025 are calculated based on the trade receivables balance as of December 31, 2025 divided by revenue for FY2025 and multiplied by 365 days.

(2)      The trade receivables’ turnover days for FY2024 are calculated based on the trade receivables balance as of December 31, 2024 divided by revenue for FY2024 and multiplied by 365 days.

Our trade receivables turnover days decreased in FY2025 due to the majority of our sales being conducted on cash terms and the prompt collection of outstanding receivables during the year.

Our trade receivables as of December 31, 2025 amounted to S$3,217. The aging schedule for our trade receivables as of December 31, 2025 was as follows:

Age of trade receivables	S$	Percentage of total trade receivables (%)
Not past due	—	—
Less than 30 days overdue	3,217	100.0
30 to 60 days overdue	—	—
More than 60 days overdue	—	—

Credit Terms from our Suppliers

Our suppliers typically require a 50.0% down payment for transactions. At present, no credit terms are offered. Any potential credit terms would be considered and negotiated on a case-by-case basis, taking into account factors such as the length of our relationship with the relevant supplier, the size of the transaction, the supplier’s evaluation of our creditworthiness and/or the supplier’s internal policies.

We did not have any trade payables balances as of December 31, 2024 as we had settled such payables on a timely basis and had trade payables of S$959 as of December 31, 2025.

Inventory Management

We have maintained robust policies to ensure the accurate tracking, valuation, and safeguarding of inventory, and to prevent stock discrepancies and financial misstatements.

All our inventory-related activities, including procurement, storage, issuance, valuation, and disposal, are carefully managed through established internal controls. For instance, all inventory items must be recorded in our inventory management system upon receipt, with unique identification numbers for tracking. Also, inventory issued for internal use, projects, or customer delivery must be communicated to our CFO, who will update the inventory records accordingly. Our inventory is valued using the First-In-First-Out (“FIFO”) method, unless another method is justified and approved by our CFO. Our CFO is responsible for overseeing quarterly reviews of slow-moving or obsolete inventory, with proposed actions submitted to our Executive Chairman and CEO for approval.

In addition, inventory count is conducted annually with results reconciled against the recorded inventory balance. This is to ensure that inventory records in our accounting system remain accurate and that all inventories in our storage areas are accounted for. Discrepancies (if any) are investigated immediately, and adjustments would be made if necessary.

The following table sets forth our inventory turnover days for the years indicated:

	FY2025(1)	FY2024(2)
Inventory turnover days	30	320

____________

(1)      The inventory turnover days for FY2025 was calculated based on our inventory balance as of December 31, 2025 divided by cost of sales for FY2025 and multiplied by 365 days.

(2)      The inventory turnover days for FY2024 was calculated based on our inventory balance as of December 31, 2024 divided by cost of sales for FY2024 and multiplied by 365 days.

Our inventory turnover days for FY2025 decreased, primarily due to increased sales activity and a full year of operations in FY2025, compared to FY2024 when inventory was sold for only part of the year.

Awards

As a testament to our commitment towards innovation and quality, MetaOptics Technologies has received the T-Up Excellence in Innovation Award in 2024, awarded by A*STAR. This award, which forms part of the T-Up initiative, recognizes local enterprises that have demonstrated excellence in developing innovative, market-ready solutions and strengthening R&D capabilities. The receipt of this award affirms our position as a leading innovator within Singapore’s enterprise landscape.

In May 2025, we were selected by Qualcomm Technologies, Inc. (“Qualcomm”), a global leader in wireless technology and mobile chipsets, as one of the top 15 AI startups in the Asia-Pacific region and one of the top five AI startups in Singapore under the highly selective Qualcomm AI Program for Innovators. The Qualcomm AI Program for Innovators aims to empower professional developers and startups to design and implement cutting-edge on-device AI solutions across a range of sectors, including consumer, healthcare, smart industry, smart city, agriculture, and education, with the objective of driving regional and societal impact. We believe that this recognition by Qualcomm will support and accelerate the commercialization of our AI-enabled semiconductor optics as we expect to receive tailored support from Qualcomm, including direct technical mentorship, access to certain proprietary software, hardware and infrastructure of Qualcomm’s and development kits, as well as a development stipend of up to US$5,000 to facilitate product development during the Mentorship Phase.

In May 2025, we were honored as a top winner at the inaugural Design AI and Tech Awards (Daita), jointly organized by The Business Times and the Singapore University of Technology and Design. The award recognizes our pioneering work in advanced color metalens imaging, featuring the single-layer metalens on a 12-inch glass wafer capable of capturing full-color images in visible light. Our proprietary AI software further enhances image quality through vibrancy optimization and intelligent brightness adjustment, reinforcing our position at the forefront of design-led technological innovation.

In October 2025, we received the “Startup Innovation Award” at the 2025 Taiwan Weeks Asia Innovation Cup Demo Day in Taipei, an event jointly hosted by the Financial Supervisory Commission, the Taiwan Stock Exchange, the Taipei Exchange, the Taiwan Futures Exchange and the Taiwan Depository and Clearing Corporation. This award recognizes our breakthroughs in scalable metalens manufacturing, as well as our innovation depth, product differentiation, robust R&D capabilities and well-defined intellectual property strategy.

In November 2025, we were selected as a “Finalist” in the Emerging Enterprise 2025 Award, presented by OCBC Bank and The Business Times. This program recognizes promising young Singapore enterprises that demonstrate innovation, resilience and strong growth potential. Being named a “Finalist” underscores our progress in building a scalable, R&D-led optics platform and enhances our visibility within Singapore’s business community, supporting future partnerships and commercialization efforts.

In February 2026, we received the “Best Optical Semiconductor Innovator 2026” award, presented by APAC Insider’s Singapore Business Awards 2026. The Singapore Business Awards honors companies and entrepreneurs driving innovation, resilience, and excellence across one of Asia’s most dynamic economies.

Competition

We compete primarily on the superior meta optics components and products that we can deliver to our customers, our collaborative and close relationships with some of our customers and suppliers, the quality of our services and products, and our level of customer service, reputation and responsiveness.

Facilities

We are headquartered in Singapore where we lease the following properties:

Lessee	Location	Tenure	Approximate Gross Floor Area (sq m)	Lessor	Usage by Us
MetaOptics Technologies(1)(2)	81 Ayer Rajah Crescent, #01-45, Singapore 139967	November 9, 2023 to November 8, 2026	41.54	Jurong Town Corporation	Design Centre and Demonstration Laboratory(4)
MetaOptics Technologies(2)(3)	81 Ayer Rajah Crescent, #01-51, Singapore 139967	October 1, 2025 to November 8, 2026	40.4	Jurong Town Corporation	Design Centre and Demonstration Laboratory(4)

____________

(1)      Under the terms of the tenancy agreement, the shareholders listed in the ACRA business profile of MetaOptics Technologies dated June 9, 2023, whether individually or in any combination, must directly own more than 50% of the issued shares of MetaOptics Technologies. Such control requirement must be complied with throughout the tenancy, failing which it will be deemed to be a breach of obligations by MetaOptics Technologies. The prior consent of Jurong Town Corporation is required for any change to the aforementioned control requirement. As of April 3, 2025, MetaOptics Technologies has obtained the prior written consent of Jurong Town Corporation for the aforementioned change in control.

(2)      The lessor is entitled to re-enter the premises (or any part of the premises in the name of the whole) at any time (even if the lessor had previously waived a right of re-entry) and to repossess the premises, and the tenancy will immediately determine, if: (a) the rent, service charge, usage charge, or any other sum payable under the tenancy remains unpaid in full or in part for 14 days after the due date (whether formally demanded or not); (b) MetaOptics Technologies is in breach of any other of its obligations and if such breach is capable of remedy, MetaOptics Technologies has failed to remedy the breach within the period stipulated by the lessor; (c) any distress or execution is levied on the machinery, fixtures, fittings, structures, installations, chattels, things of MetaOptics Technologies and goods under MetaOptics Technologies’ control including each take-over item, at the premises; or (d) an event of insolvency occurs.

Further, either party may terminate the tenancy by giving the other party not less than three months’ prior written notice, or paying the other party three months’ rent-in-lieu, without affecting any accrued rights or remedies of either party. Also, if the premises continue to be unfit for occupation or use for more than 90 days after the first day of damage or destruction, then either party may, after the 90-day period, give to the other party a written notice to terminate the tenancy within one month from the date of such notice, without affecting any accrued rights or remedies of either party.

(3)      Under the terms of the tenancy agreement, the shareholders listed in the ACRA business profile of MetaOptics Technologies dated April 30, 2025, whether individually or in any combination, must directly own more than 50% of the issued shares of MetaOptics Technologies. Such control requirement must be complied with throughout the tenancy, failing which it will be deemed to be a breach of obligations by MetaOptics Technologies. The prior consent of Jurong Town Corporation is required for any change to the aforementioned control requirement.

(4)      We use these premises as design centers and demonstration laboratories, as well as for administrative functions. We conduct design and simulation work, develop and refine system-level design concepts, and host technical and prototyping discussions and demonstrations for customers and partners. We do not conduct manufacturing at our leased premises. With an asset-light business model, we outsource the fabrication of our products to third-party foundries rather than undertaking such activities in-house.

Except as disclosed in the table above, the lessor of the above properties may not unilaterally terminate the lease without cause (such as breach by us of our obligations under the lease).

As part of our expansion in the United States, we participate in an incubation program that provides membership-based, non-exclusive co-working office space access in Silicon Valley, California. The current access term runs for a fixed one-year period from February 17, 2026 to February 16, 2027. We use this workspace primarily for U.S. business development, engagements with investors and customers and, as needed, for technical collaboration with ecosystem partners, in alignment with our establishment of MetaOptics USA and our ongoing U.S. commercialization plans.

We believe our facilities are adequate and suitable for our current needs, and that should it be needed, suitable additional or alternative space will be available to accommodate our operations.

Intellectual Property

As a technology-based solutions company, our business and profitability are dependent on our patents and other intellectual property.

We employ certain product designs and manufacturing processes which were developed in-house by our R&D personnel. MetaOptics Technologies has also entered into research and collaboration arrangements with A*STAR’s IMRE and service agreements with A*STAR’s Institute of Microelectronics (“IME”), under which several research scientists collaborate with us on projects aimed at enhancing the throughput of the DLW system and developing the next-generation rectangular metalenses. Under such arrangements with A*STAR, all the intellectual property rights which are discovered, developed, conceived or reduced to practice jointly by A*STAR’s IMRE and MetaOptics Technologies will be owned by them as joint tenants. As of December 31, 2025, there are no intellectual property rights jointly owned by us and A*STAR, and accordingly no revenue attributable to such.

We recognize the importance of protecting and enforcing our intellectual property rights. We have adopted preventive measures to protect its intellectual property rights by means of confidentiality agreements signed by its senior management and the key R&D personnel.

Moreover, we adopt an asset-light business model, and accordingly, we outsource the fabrication of our products to third-party foundries rather than undertaking such activities in-house. Notwithstanding this, we have implemented measures to safeguard our intellectual property rights. In particular, we have entered into non-disclosure agreements with our key fabrication partners to ensure that our proprietary information, including technical specifications and design files, is kept confidential and not disclosed to unauthorized third parties. In addition, the intellectual property and proprietary know-how underlying our products, including those used in the design, development and integration processes, are owned solely by us. We retain control over core design and development activities, and do not disclose our complete set of proprietary information to any single external party. These arrangements help to mitigate the risk of misappropriation or unauthorized use of our intellectual property by external partners.

Except as disclosed below, we do not own or use any other registered trade marks, know-how, designs, patents, internet domain names or intellectual property which are material to our business. In FY2024 and FY2025 and up to the date of this prospectus, we did not have any disputes or any other pending legal proceedings concerning intellectual property rights.

Our directors, executive officers and other key employees are required to enter into a non-disclosure agreement with us, under which such director, executive officer or employee is bound by a non-disclosure obligation during his or her employment and after termination of his or her employment in respect of any confidential information relating to us, including without limitation to any private, confidential or secret information of us obtained by the director, executive officer or employee in the course of his or her employment.

We believe that we have taken all reasonable steps and measures to protect our intellectual property rights against any potential infringement. During FY2024 and FY2025 and up to the date of this prospectus, there had not been any material pending or threatened claims made against us, nor had there been any material claims made by us against third parties, with respect to the infringement of intellectual property rights owned by us or third parties.

Trade Marks

As of December 31, 2025, the following trade marks have been registered by us:

Trade mark	Place of registration	Registered owner	Registration number	Class	Filing date	Expiry date
	Singapore	MetaOptics Technologies	40202128808W	09(1)	November 26, 2021	November 26, 2031
	Hong Kong Special Administrative Region	MetaOptics Technologies	305823234	9(2)	December 6, 2021	December 5, 2031

____________

(1)      Class 09: Scientific, research, navigation, surveying, photographic, cinematographic, audiovisual, optical, weighing, measuring, signaling, detecting, testing, inspecting, life-saving and teaching apparatus and instruments; apparatus and instruments for conducting, switching, transforming, accumulating, regulating or controlling the distribution or use of electricity; apparatus and instruments for recording, transmitting, reproducing or processing sound, images or data; recorded and downloadable media, computer software, blank digital or analogue recording and storage media; mechanisms for coin-operated apparatus; cash registers, calculating devices; computers and computer peripheral devices; diving suits, divers’ masks, ear plugs for divers, nose clips for divers and swimmers, gloves for divers, breathing apparatus for underwater swimming; fire-extinguishing apparatus.

(2)      Class 9: Scientific, research, navigation, surveying, photographic, cinematographic, audiovisual, optical, weighing, measuring, signaling, detecting, testing, inspecting, life-saving and teaching apparatus and instruments; apparatus and instruments for conducting, switching, transforming, accumulating, regulating or controlling the distribution or use of electricity; apparatus and instruments for recording, transmitting, reproducing or processing sound, images or data; recorded and downloadable media, computer software, blank digital or analogue recording and storage media; mechanisms for coin-operated apparatus; cash registers, calculating devices; computers and computer peripheral devices; diving suits, divers’ masks, ear plugs for divers, nose clips for divers and swimmers, gloves for divers, breathing apparatus for underwater swimming; fire-extinguishing apparatus.

As of December 31, 2025, we did not have any pending trade mark application.

Patents

As of December 31, 2025, the following patents have been registered by us:

Title of invention/ utility model	Place of registration	Registered owner	Publication no./ patent no.	Filing date	Expiry date
Optical Module and Manufacturing Method thereof and Method for Soldering Optical Module on Printed Circuit Board	Taiwan	MetaOptics Technologies	I722528	August 8, 2019	August 7, 2039
Optical Module	Taiwan	MetaOptics Technologies	M586360	August 8, 2019	August 7, 2029
Laser Module and Laser Die and Manufacturing Method thereof	Taiwan	MetaOptics Technologies	I752498	May 15, 2020	May 14, 2040
Laser Module and Laser Die thereof	Taiwan	MetaOptics Technologies	M605139	May 15, 2020	May 14, 2030

Title of invention/ utility model	Place of registration	Registered owner	Publication no./ patent no.	Filing date	Expiry date
Active Alignment System and Active Alignment Method	Taiwan	MetaOptics Technologies	I734535	June 19, 2020	June 18, 2040
Active Alignment System	Taiwan	MetaOptics Technologies	M605138	June 19, 2020	June 18, 2030
Method of Manufacturing Meta Lenses, Meta Lens Structure and Multi-Lens Optical Module Having Meta Lens Structure	Taiwan	MetaOptics Technologies	I838673	December 23, 2021	December 22, 2041
Meta Lens Structure and Multi-Lens Optical Module Having Meta Lens Structure	Taiwan	MetaOptics Technologies	M627704	December 23, 2021	December 22, 2031
Optical Module	PRC	MetaOptics Technologies	CN210572832	August 13, 2019	August 13, 2029
Laser Module and Laser Die thereof	PRC	MetaOptics Technologies	CN212162325U	May 15, 2020	May 15, 2030
Active Alignment System	PRC	MetaOptics Technologies	CN212571686U	June 23, 2020	June 23, 2030
Meta Lens Structure and Multi-Lens Optical Module Having Meta Lens Structure	PRC	MetaOptics Technologies	CN217932406U	December 27, 2021	December 27, 2031

As of December 31, 2025, the following patents have been applied for by us:

Title of invention/ utility model	Place of registration	Applicant	Publication no./ application no.	Filing date	Status
Method of manufacturing meta lenses and meta lens structure	Singapore	MetaOptics Technologies	10202111902W	October 26, 2021	Notice of allowance
Laser Module and Laser Die and Manufacturing Method thereof	PRC	MetaOptics Technologies	CN113745959A	May 15, 2020	Responding to the search and examination report
Active Alignment System and Active Alignment Method	PRC	MetaOptics Technologies	CN113922200A	June 23, 2020	Notice of allowance
Method of Manufacturing Meta Lenses, Meta Lens Structure and Multi-Lens Optical Module Having Meta Lens Structure	PRC	MetaOptics Technologies	CN116027631A	December 27, 2021	Responding to the search and examination report

Domain Name

As of December 31, 2025, we own the following domain names:

Domain name	Registered owner	Registration date	Expiry date
metaoptics.sg	MetaOptics Technologies	November 13, 2024	November 13, 2026
metaoptics.shop	MetaOptics Technologies	January 2, 2025	December 20, 2026

As with many technology-based businesses, there is a risk that third parties may develop substantially equivalent technologies through reverse engineering or other means. However, we believe that our metalens technology is inherently difficult to replicate, as each design comprises several million circular pillars with diameters in the nanometer range.

The complexity and precision required to replicate these structures make reverse engineering highly challenging and significantly reduce the risk of successful imitation. While reverse engineering of commercially available products may be permitted under applicable laws, we seek to mitigate such risks through a combination of intellectual property protection measures. In particular, we have filed patents mainly in Taiwan and the PRC, where our key fabrication partners are located. These jurisdictions have been strategically selected to safeguard our core intellectual property in markets that are most relevant to our operations and competitive landscape. These patents do not confer worldwide protection as they have not been filed in other jurisdictions other than those aforementioned jurisdictions. We do not intend to file for worldwide protection for these patents as such patents filed are mainly intended to safeguard our core intellectual property in regions where our anticipated fabrication bases and/or key distributors are located.

In addition, the intellectual property and proprietary know-how underlying our products, including those used in the design, development and integration processes, are owned solely by us. We retain control over core design and development activities, and do not disclose our complete set of proprietary information to any single external party, which will mitigate and impede the possibilities of reverse engineering by other third parties.

Certain patent applications filed by us are still undergoing the registration process. The extended duration for registration is attributable to the inherently complex and rigorous nature of the patent examination process, which typically involves detailed technical assessments and multiple rounds of review by the relevant authorities. In addition, the Coronavirus disease 2019 pandemic resulted in a significant accumulation of backlogs across many intellectual property offices globally, which may have further prolonged examination timeframes in certain jurisdictions. As such, it is not unusual for the registration of patent applications, particularly those involving advanced or specialized technologies, to take an extended period from the date of filing to completion.

If any of our pending patents are not successfully registered, we may be unable to assert exclusive rights over the related technologies in the relevant jurisdictions. While this may limit our ability to prevent unauthorized use by third parties in those jurisdictions, we do not expect this to have a material adverse impact on our financial performance or operations. This is because (i) we continue to innovate and develop proprietary know-how that is protected through a combination of trade secrets, technical complexity, and lead time advantages, and (ii) our core competitive strengths are not solely dependent on patent protection but also on our technological capabilities, execution track record, and customer relationships.

We have not applied for patent registration in respect of some of our technological know-how because patent registration generally requires disclosure and publication of design details imposing risk of plagiarism or imitation of such technological know-how, which, in our opinion, may not be in our best interest. Patent registration only provides a certain degree of protection depending on the geographical coverage of the registration rather than absolute protection for such technological know-how. We consider that such a degree of protection afforded by patent registration to such technological know-how cannot outweigh the risk of plagiarism or imitation arising as a result of the disclosure of information due to patent registration of such technological know-how.

Intellectual Property Licenses Granted to Us

As of December 31, 2025, we were granted licenses which are material to our business:

(i)     2021 License Agreement

Parties:	(i) Accelerate Technologies, the licensor; and (ii) MST SingCo and MetaOptics Technologies, each a licensee
Term:	December 10, 2021 to December 9, 2031
Licensed right:

Accelerate Technologies grants each licensee a non-exclusive, non-transferable, revocable for cause license to use the 2021 Technology to develop enhancements and to use, manufacture, distribute, market and sell Accelerate Technologies’ 2021 Licensed Products.

Technology:	Know-how (such as for high resolution direct laser writing and flat optics design and manufacturing) and patents (such as optical devices and super oscillation lens) (the “2021 Technology”).

Licensed products:

Diffractive optical lenses, flat lenses and nanoimprint masters for use within the optical field which incorporates the 2021 Technology (the “2021 Licensed Products”). A 2021 Licensed Product includes a complete system incorporating the 2021 Technology, which may include hardware, software, accessories and implementation manuals.

Fees:

Royalties:    Starting from January 1, 2022 until the end of the term, MetaOptics Technologies shall pay annual royalties to Accelerate Technologies constituting 1.5% of the gross revenue attributable to the 2021 Licensed Products, subject to the annual minimum royalties set out in the 2021 License Agreement. The annual minimum royalties are waived for the two years ending December 31, 2022 and 2023.

Payment terms of royalties:	Payable annually, within 30 days after December 13 of each year.
Commercialization obligations:

MetaOptics Technologies shall reach the commercialization milestones within the timeline specified in the 2021 License Agreement. For example, it shall use reasonable endeavors to raise capital in the amount of approximately S$6.0 million on or before December 31, 2023 in one or more tranches, and have a pilot or mass production line ready for producing flat lens in Singapore by December 31, 2026.

We had sought a waiver to the commercialization obligations under the 2021 License Agreement including the obligation to use reasonable endeavors to raise capital and such a waiver had been granted by Accelerate Technologies on April 29, 2025. Accordingly, we no longer need to raise a specified amount of capital based on any stipulated timeline.

In respect of the commercialization obligation to establish a pilot or mass production line in Singapore for the production of flat lens by December 31, 2026, Accelerate Technologies has, on April 29, 2025, granted us an extension of the timeline for the fulfilment of this obligation to December 31, 2029. We believe that MetaOptics Technologies will be able to meet this obligation in view that we currently possess a prototype unit of the DLW co-developed with A*STAR’s IMRE. This unit is operational and is presently being utilized for engineering upgrades and performance evaluations, including enhancements such as multiple lens writing capabilities. We believe that we will be able to establish a pilot or mass production line for the production of flat lens by securing suitable premises, acquiring the necessary accessories, hardware and setting up our own supply chain by December 31, 2029. In the event that we are unable to fulfil this obligation by the revised timeline, we will seek a waiver from A*STAR and we believe that such a waiver is likely to be granted, provided that we continue to demonstrate revenue growth and tangible progress in expanding our customer network, which is consistent with A*STAR’s past support.

Notwithstanding that we intend to maintain an asset-light business model in the near future by outsourcing our production lines, we believe that this will not affect our ability to meet our commercialization obligations set out in the 2021 License Agreement as we believe that we are able to set up the required production supply chain through carefully selected manufacturers, and/or successfully securing suitable premises by December 31, 2029.

Termination:

MST SingCo or MetaOptics Technologies may request to terminate the 2021 License Agreement after eight years from December 13, 2021 by giving Accelerate Technologies written notice of no less than 30 days. Accelerate Technologies may agree to the proposed termination if MST SingCo or MetaOptics Technologies is unable to achieve any sale of the 2021 Licensed Products and is able to demonstrate to Accelerate Technologies its best efforts have been undertaken to achieve such sale.

Also, either party shall be entitled to terminate the 2021 License Agreement by giving written notice to the other party, in the event (i) the other party breaches the 2021 License Agreement and fails to remedy the breach (where capable of remedy) within 30 days upon receipt of a written notice containing full particulars of the breach, (ii) an encumbrance takes possession, or a receiver is appointed, of any property or assets of the other party, (iii) the other party makes any voluntary arrangement with its creditors, (iv) the other party goes into liquidation (except for the purpose of amalgamation or reconstruction), or (v) the other party ceases, or threatens to cease, to carry on business.

(ii)    Aug 2023 License Agreement

Parties:	(i) Accelerate Technologies (as licensor); and (ii) MetaOptics Technologies (as licensee)
Term:	August 1, 2023 to August 1, 2028
Licensed right:

Accelerate Technologies grants MetaOptics Technologies a non-exclusive, non-sublicensable, non-transferable, revocable for cause license to use the Aug 2023 Technology to develop enhancements and to use, manufacture, distribute, market and sell Accelerate Technologies’ Aug 2023 Licensed Products.

Technology:	Know-how (such as for the positioning system and patterning software for the positioning system) and patents (such as the positioning system) (the “Aug 2023 Technology”).
Licensed products:

DUV DLW machine and software for use, within the field of mold fabrication for R&D purpose, which incorporates the Aug 2023 Technology (the “Aug 2023 Licensed Products”). A Aug 2023 Licensed Product includes a complete system incorporating the Aug 2023 Technology, which may include hardware, software, accessories and implementation manuals.

Fees:

License fee:    MetaOptics Technologies shall pay a license fee of S$25,000 within 30 days from August 1, 2023 to Accelerate Technologies.

Royalties:    Starting from September 1, 2024 until the end of the term, MetaOptics Technologies shall pay annual royalties to Accelerate Technologies constituting 3% of the gross revenue attributable to the Aug 2023 Licensed Products, subject to the annual minimum royalties set out in the Aug 2023 License Agreement.

Payment terms of royalties:

From and after the date falling 12 months from the date of the Aug 2023 License Agreement, in order to maintain the license granted in force, MetaOptics Technologies shall pay to Accelerate Technologies the minimum annual royalty as set out in the Aug 2023 License Agreement.

Commercialization obligations:

MetaOptics Technologies shall reach commercialization milestones within the timeline specified in the Aug 2023 License Agreement. For example, it shall achieve gross revenues of at least S$3.0 million by August 1, 2028.

In respect of the commercialization obligation of sales of at least two units of licensed products by August 1, 2025, Accelerate Technologies has, on December 8, 2025, granted us an extension of the timeline for the fulfilment of this obligation to August 1, 2027.

Termination:

MetaOptics Technologies may request to terminate the Aug 2023 License Agreement by giving Accelerate Technologies written notice of no less than 30 days.

Accelerate Technologies shall also be entitled to terminate the Aug 2023 License Agreement by giving written notice to MetaOptics Technologies, in the event (i) MetaOptics Technologies breaches the Aug 2023 License Agreement and fails to remedy the breach (where capable of remedy) within 30 days upon receipt of a written notice containing full particulars of the breach, (ii) an encumbrance takes possession, or a receiver is appointed, of any property or assets of MetaOptics Technologies, (iii) MetaOptics Technologies makes any voluntary arrangement with its creditors, (iv) MetaOptics Technologies goes into liquidation (except for the purpose of amalgamation or reconstruction), or (v) MetaOptics Technologies ceases, or threatens to cease, to carry on business.

(iii)   Dec 2023 License Agreement

Parties:	(i) Accelerate Technologies, the licensor; and (ii) MetaOptics Technologies, the licensee
Term:	December 25, 2023 to December 25, 2030

Licensed right:

Accelerate Technologies grants MetaOptics Technologies a non-exclusive, non-sublicensable, non-transferable, revocable for cause license to use the Dec 2023 Technology to develop enhancements and to use, manufacture, distribute, market and sell Accelerate Technologies’ Dec 2023 Licensed Products.

Technology:

Know-how (such as for lithography patterning on glass wafer and flat optics) and patents (such as the metalens structure and single-step fabrication of flat optics via nanoimprint lithography) (the “Dec 2023 Technology”).

Licensed products:

Metalens or flat optics for imaging products (via semiconductor process) for use within the field of optics-industrial and consumer products, which incorporates the Dec 2023 Technology (the “Dec 2023 Licensed Products”). A Dec 2023 Licensed Product includes a complete system incorporating the Dec 2023 Technology, which may include hardware, software, accessories and implementation manuals.

Fees:

License fee:    MetaOptics Technologies shall issue and allot ordinary shares to Accelerate Technologies such that the total shareholding of Accelerate Technologies (or of its respective nominees) in MetaOptics Technologies shall represent approximately 6% of MetaOptics Technologies’ then total issued share capital.

Royalties:    Starting from January 25, 2025 until the end of the term, MetaOptics Technologies shall pay annual royalties to Accelerate Technologies constituting 1.5% of the gross revenue attributable to the Dec 2023 Licensed Products, subject to the annual minimum royalties set out in the Dec 2023 License Agreement.

Payment terms of royalties:

From and after the date falling 12 months from the date of the Dec 2023 License Agreement, in order to maintain the license granted in force, MetaOptics Technologies shall pay to Accelerate Technologies the minimum annual royalty as set out in the Dec 2023 License Agreement.

Commercialization obligations:

MetaOptics Technologies shall, among others, raise capital and reach commercialization milestones within the timeline specified in the Dec 2023 License Agreement. For example, it shall achieve gross revenues of at least S$5.0 million by December 25, 2028.

In respect of the commercialization obligation of sales of setting up a facility to manufacture the license products in Singapore by December 25, 2025, Accelerate Technologies has, on December 8, 2025, replaced this with the obligation to establish a meta lens design office in Singapore by December 25, 2025.

Termination:

MetaOptics Technologies may request to terminate the Dec 2023 License Agreement by giving Accelerate Technologies written notice of no less than 30 days.

Accelerate Technologies shall also be entitled to terminate the Dec 2023 License Agreement by giving written notice to MetaOptics Technologies, in the event (i) MetaOptics Technologies breaches the Dec 2023 License Agreement and fails to remedy the breach (where capable of remedy) within 30 days upon receipt of a written notice containing full particulars of the breach, (ii) an encumbrance takes possession, or a receiver is appointed, of any property or assets of MetaOptics Technologies, (iii) MetaOptics Technologies makes any voluntary arrangement with its creditors, (iv) MetaOptics Technologies goes into liquidation (except for the purpose of amalgamation or reconstruction), or (v) MetaOptics Technologies ceases, or threatens to cease, to carry on business.

The 2021 License Agreement, Aug 2023 License Agreement and Dec 2023 License Agreement do not contain renewal clauses. However, we do not anticipate long-term reliance on Accelerate Technologies as the technologies under the aforementioned license agreements may no longer be relevant, and we are actively developing our own proprietary technologies, which comprise (i) the patents registered by us; and (ii) our ongoing efforts to develop know-how in integrating RGB image channels through a semiconductor-based imaging process. Accordingly, we believe that we will be able to continue our operations independently following the expiry of the aforementioned license agreements and the non-renewal of such license agreements will not result in a material adverse impact on our ability to mass produce metalenses.

See “Risk Factors — Risks Related to Our Business and Industry — Disputes over intellectual property rights could be costly and could deprive us of the technologies we need to remain competitive” and to “Risk Factors — Risks Related to Our Business and Industry — We materially rely on certain licensed intellectual property. If we breach any of the agreements under which we have been granted the license to use, develop and commercialize certain technology from third parties, we may lose such licenses, which may have an adverse impact on our business.”

Employees

As of December 31, 2025, we had a total of seven employees, comprising three members of our management team, two other full-time employees, and two part-time employees. We are highly dependent on our management and R&D team, and it is crucial that we continue to attract and retain valuable employees.

Insurance

As of December 31, 2025, we maintained the following insurance policies to cover, amongst others, our risks relating to:

•        fire insurance;

•        work injury compensation insurance;

•        general liability and product liability insurance; and

•        directors and officers’ liability insurance.

There have been no material insurance claims made by us, and we have not been subject to any material insurance claims or liabilities from our operations, in FY2025 and FY2024 and up to the date of this prospectus. We maintain the foregoing policies in amounts we believe are sufficient, or as may be operationally appropriate to the businesses of the relevant subsidiary and risks that we face, which may include risks related to, inter alia, fire, legal liability to third parties and other losses.

The cost and availability of insurance coverage have varied in recent years and may continue to vary in the future. While we believe that our insurance policies are adequate in terms of amount and coverage for our operations, we may experience unanticipated issues or incur liabilities beyond our current coverage and we may not be able to obtain similar coverage in the future.

We believe the above insurance policies are adequate for our existing operations and in line with industry practice. However, any significant damage to our office premises, whether as a result of fire or other causes, may still adversely affect our business operations and financial performance. Moving forward, we will continue to assess our insurance coverage for our business operations and procure additional insurance coverage for our business operations if required.

Seasonality

Given the relatively short period during which our products have been offered for sale, we have not observed any significant seasonal trends within FY2025 and FY2024.

Legal Proceedings

We are currently not a party to any other legal or administrative proceedings and are not aware of any other pending or threatened legal or administrative proceedings against us in any material respects. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities or the rights of our shareholders to receive dividends and other distributions from us. Information contained in this section should not be construed as a comprehensive summary nor detailed analysis of laws and regulations applicable to our business and operations. This overview is provided as general information only and not intended to be a substitute for professional advice. You should consult your own advisers regarding the implication of the laws and regulations of Singapore on our business and operations.

Personal Data Protection Act 2012 of Singapore (the “PDPA”)

The PDPA governs the collection, use and disclosure of the personal data of individuals (being data, whether true or not, about an individual, who can be identified from that data or other accessible information), and is administered and enforced by the regulator, the Personal Data Protection Commission (the “PDPC”). The PDPA sets out data protection obligations which all organizations are required to comply with in undertaking activities relating to the collection, use or disclosure of personal data and to provide individuals with the right to access and correct their own personal data.

Organizations have mandatory obligations to assess data breaches they suffer, and to notify the PDPC and where applicable, the relevant individuals where the data breach is (or is likely to be) of a significant scale or resulting in (or is likely to result in) significant harm to individuals. Other obligations include accountability, protection, retention, and requirements around the overseas transfers of personal data.

Organizations are required to, among other things, (i) obtain consent from individuals and inform them of the applicable purposes before collecting, using or disclosing their personal data; and (ii) put in place reasonable measures to (a) protect the personal data in their possession or control from unauthorized access, loss or damage, and (b) prevent the loss of any storage medium or device on which personal data is stored. In the event of a data breach involving any personal data in an organization’s possession or control, the PDPA requires the organization to reasonably and expeditiously assess whether the data breach is notifiable and notify the PDPC and, unless exceptions apply, the affected individuals of the data breach, if the data breach is assessed to be one that (a) is likely to result in significant harm or impact to the individuals to whom the information relates, or (b) is, or is likely to be, of a significant scale.

In addition, the PDPA also established a Do-Not-Call Registry (the “DNC Registry”) which allows individuals to register their Singapore telephone numbers in any of the three Do-Not-Call Registers (the “DNC Register”) to opt out of receiving specified messages via voice call, specified text messages and specified fax messages. Under the PDPA, before an organization sends a specified message to a Singapore telephone number, it must check with the DNC Registry to confirm that the number is not listed on the DNC Register, unless the organization has obtained clear and unambiguous consent in evidential form from the user or subscriber of the number.

Non-compliance with the PDPA may attract financial penalties or even criminal liability. The PDPC has broad powers to give any such directions as it thinks fit to ensure compliance, which include requiring an organization to pay a financial penalty. In this connection: (i) in the case of contravention of the parts of the PDPA which sets out the obligations of organizations relating to data protection (including the obligation to protect and care for personal data, and to conduct assessments of data breaches), the maximum financial penalty that may be imposed: (a) on an organization whose annual turnover in Singapore exceeds S$10 million is 10% of the organization’s annual turnover in Singapore, if the contravention occurs on or after October 1, 2022; and (b) in any other case is S$1 million; and (ii) in the case of contravention of the DNC requirements, the financial penalty that may be imposed is S$1 million, or may be up to 5% of the organization’s annual local turnover for more egregious cases.

Workplace Safety and Health Act 2006 of Singapore (the “WSHA”)

The WSHA is administered by the Ministry of Manpower (the “MOM”). Under the WSHA, every employer has the duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of their employees at work. These measures include providing and maintaining for the employees a work environment which is safe, without risk to health, and adequate as regards facilities and arrangements for their welfare at work, ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by the employees, ensuring that the employees are not exposed to hazards arising out of the arrangement, disposal, manipulation, organization, processing, storage, transport, working or use of things in their workplace or near their workplace and under the control of the employer, developing and implementing procedures for dealing with emergencies that may arise while those persons are at work and ensuring that the person at work has adequate instruction, information, training and supervision as is necessary for that person to perform his work.

Under the WSHA, inspectors appointed by the Commissioner for Workplace Safety and Health (the “CWSH”) may, among others, enter, inspect and examine any workplace, to inspect and examine any machinery, equipment, plant, installation or article at any workplace, to make such examination and inquiry as may be necessary to ascertain whether the provisions of the WSHA are complied with, to take samples of any material or substance found in a workplace or being discharged from any workplace for the purpose of analysis or test, to assess the levels of noise, illumination, heat or harmful or hazardous substances in any workplace and the exposure levels of persons at work therein and to take into custody any article in the workplace which is relevant to an investigation or inquiry under the WSHA.

Under the WSHA, the CWSH may issue a stop-work order in respect of a workplace if he is satisfied that:

•        the workplace is in such condition, or is so located, or any part of the machinery, equipment, plant or article in the workplace is so used, that any process or work carried on in the workplace cannot be carried on with due regard to the safety, health and welfare of persons at work;

•        any person has contravened any duty imposed by the WSHA; or

•        any person has done any act, or has refrained from doing any act which, in the opinion of the CWSH, poses or is likely to pose a risk to the safety, health and welfare of persons at work.

The stop-work order shall, amongst others, direct the person served with the order to immediately cease to carry on any work or process indefinitely or until such measures as are required by the CWSH have been taken, to the satisfaction of the CWSH, to remedy any danger so as to enable the work or process in the workplace to be carried on with due regard to the safety, health and welfare of the persons at work.

Work Injury Compensation Act 2019 of Singapore (the “WICA”)

Work injury compensation is governed by the WICA. The WICA applies to employees in respect of injuries suffered by them arising out of and in the course of their employment and sets out, amongst others, the amount of compensation they are entitled to and the methods of calculating such compensation. The WICA provides, subject to certain prescribed exceptions, that if in any employment, personal injury by accident arising out of and in the course of the employment is caused to an employee, his employer shall be liable to pay compensation in accordance with the provisions of the WICA. The amount of compensation shall be computed in accordance with the First Schedule of the WICA, subject to a maximum and minimum limit, taking into account factors such as the severity and permanence of the personal injury suffered.

Further, Section 13 of the WICA provides that where any person (referred to as the principal) in the course of or for the purpose of his trade or business contracts with any other person (referred to as the contractor) for the execution by the contractor of the whole or any part of any work, or for the supply of labor to carry out any work, undertaken by the principal, the Commissioner may direct the principal to fulfil the obligations of the employer under the WICA in relation to any employee of the contractor employed in the execution of the work. Where such a direction has been made, the principal shall be liable to pay to any employee of the contractor employed in the execution of the work any compensation which he would have been liable to pay under the WICA if that employee had been immediately employed by the principal, except that the amount of compensation is to be calculated with reference to the earnings of the employee under the contractor.

Every employer is required to maintain work injury compensation insurance for all employees. Failure to do so is an offence carrying a fine of up to S$10,000 and/or imprisonment of up to twelve months. Under the Work Injury Compensation (Insurance) Regulations 2020 (“WICIR”), every employer entering into a contract of insurance in accordance with the requirements of WICA shall be issued, by the insurer with whom he contracts, with a certificate of insurance which shall contain certain prescribed particulars. The WICIR further provides that such employer shall display a copy of the certificate of insurance at each place of business at which he employs any employee whose claims may be the subject of indemnity under the policy of insurance to which that certificate relates.

Employment Act 1968 of Singapore (the “EA”)

The EA is administered by the MOM and sets out the basic terms and conditions of employment and the rights and responsibilities of employers as well as employees. Section 20 of the EA provides that an employer may fix salary periods in respect of which the salary earned is payable. However, a salary period must not exceed one month, and where the employer does not fix the salary period, the salary period is deemed to be one month. Salary earned by an employee under a contract of service, other than additional payments for overtime work, must be paid before the expiry of the seventh day after the last day of the salary period in respect of which the salary is payable, whereas additional payments for overtime work must be paid not later than fourteen days after the last day of the salary period during which the overtime work was performed.

Subject to the provisions of the EA, the total salary and any sum due to an employee who has been dismissed must be paid on the day of dismissal or, if this is not possible, within three days thereafter, not being a rest day or public holiday or other holiday. Further, subject to the provisions of the EA, (a) the total salary due to an employee who terminates his contract of service with his employer under Section 11 of the EA (i.e. termination of the contract of service without notice or, if notice has already been given, without waiting for the expiry of that notice, by paying to the other party a sum equal to the amount of salary at the gross rate of pay which would have accrued to the employee during the period of the notice and in the case of a monthly-rated employee where the period of the notice is less than a month, the amount payable for any one day is the gross rate of pay for one day’s work), or after giving due notice to the employer, must be paid to the employee on the day on which the contract of service is terminated, and (b) the total salary due to an employee who terminates his contract of service without giving prior notice to his employer, or, if notice has already been given under that section, but the employee terminates the contract of service without waiting for the expiry of the notice, must be paid to the employee before the expiry of the seventh day after the day on which the employee terminates the contract of service.

Part 4 of the EA sets out requirements for rest days, hours of work and other conditions of service for workmen who receive salaries not exceeding S$4,500 a month and employees (other than workmen or persons employed in managerial or executive positions) who receive salaries not exceeding S$2,600 a month. Section 38(8) of the EA provides that an employee is not allowed to work for more than twelve hours in any one day except in specified circumstances, including, amongst others, where there is an accident, actual or threatened, where work is essential to the life of the community, where work is essential for defense or security, where urgent work is to be done to machinery or plant, or where an interruption of work which was impossible to foresee. In addition, Section 38(5) of the EA limits the extent of overtime work that an employee can perform to seventy-two hours a month. Employers must seek the prior approval of the Commissioner for exemption if they require an employee or class of employees to work for more than twelve hours a day or more than seventy-two overtime hours a month.

The Commissioner may, after considering the operational needs of the employer and the health and safety of the employee or class of employees, by order in writing, exempt such employees from the overtime limits subject to such conditions as the Commissioner thinks fit. Where such exemptions have been granted, the employer shall display the order or a copy thereof conspicuously in the place where such employees are employed.

Under Section 53 of the EA, an employer who breaches the provisions of Part 4 of the EA shall be guilty of an offence and shall be liable on conviction to a fine not exceeding S$5,000, and for a second or subsequent offence to a fine not exceeding S$10,000 and/or to imprisonment for a term not exceeding twelve months.

Employment of Foreign Manpower Act 1990 of Singapore (the “EFM Act”)

Section 5(1) of the EFM Act provides that no person shall employ a foreign employee unless he has obtained in respect of the foreign employee a valid work pass from the MOM, which allows the foreign employee to work for him.

In relation to the employment of semi-skilled or skilled foreign workers, employers must ensure that such persons apply for a “Work Permit.” In relation to the employment of foreign mid-level skilled workers, employers must ensure that such persons apply for an “S Pass.” The S Pass is intended for mid-level skilled foreigners who earn a monthly fixed salary of at least S$3,300 (for foreigners working in all sectors except for financial services) and at least S$3,800 (for foreigners working in the financial services sector) in relation to new S Pass applications submitted from 1 September 2025 or for renewals of S Passes expiring from 1 September 2026.

In relation to the employment of foreign professionals, employers must ensure that such persons apply for an “Employment Pass.” The Employment Pass is intended for professionals who earn a monthly fixed salary of at least S$5,600 (for foreigners working in all sectors except for financial services) and at least S$6,200 (for foreigners working in the financial services sector).

In the employment of foreign workers, employers are restricted by, among other things, the foreign worker quota (which is known as the dependency ratio ceiling), the countries of origin, the age and the qualifications of the foreign employees, which differ from sector to sector. The dependency ratio ceiling limits the number of foreign workers that an employer may employ based on the type of work pass held by the foreign employee, and the number of local employees currently in the employer’s employment.

Foreign worker levies are payable when employing foreign workers, with the quantum varying based on several factors, such as the type of business activity, the skill level of the foreign employees and the proportion of the employer’s workforce that are made up of foreign employees.

Any person who contravenes Section 5(1) of the EFM Act shall be guilty of an offence and shall:

•        be liable on conviction to a fine not less than S$5,000 and not more than S$30,000 or to imprisonment for a term not exceeding twelve months or to both; and

•        on a second or subsequent conviction:

•        in the case of an individual, be punished with a fine of not less than S$10,000 and not more than S$30,000 and with imprisonment for a term of not less than one month and not more than twelve months; or

•        in any other case, be punished with a fine of not less than S$20,000 and not more than S$60,000.

Tripartite Guidelines on Fair Employment Practices (the “TAFEP”)

The Tripartite Guidelines on Fair Employment Practices, formulated by the Tripartite Alliance for Fair and Progressive Employment Practices, sets out fair employment practices that should be adopted by employers to help prevent discrimination at the workplace. The MOM and TAFEP make reference to the Tripartite Guidelines on Fair Employment Practices in promoting fair and responsible employment practices. Employers are expected to abide by the principles of fair employment and adopt the recommended good practices.

The five principles of fair employment practices are:

•        recruit and select employees on the basis of merit (such as skills, experience or ability to perform the job), and regardless of age, race, gender, religion, marital status and family responsibilities, or disability;

•        treat employees fairly and with respect and implement progressive human resource management systems;

•        provide employees with fair opportunity to be considered for training and development based on their strengths and needs to help them achieve their full potential;

•        reward employees fairly based on their ability, performance, contribution and experience; and

•        abide by labor laws and adopt the TAFEP.

The TAFEP set out fair employment practices in respect of, amongst others, selection criteria, recruitment process, remuneration, performance appraisal and promotion, posting and training, disciplinary actions, and dismissals and retrenchments. For instance, the TAFEP provide that, in respect of the recruitment process, objective and fair selection criteria should be consistently applied at all stages of the process, and in respect of remuneration, employers should remunerate employees fairly, taking into consideration factors such as ability, performance, contribution, skills, knowledge and experience.

Central Provident Fund Act 1953 of Singapore (the “CPF Act”)

The CPF Act governs the contributions made by employers and employees into the CPF. The CPF Act is administered by the CPF Board.

Section 7(1) of the CPF Act provides that subject to certain exemptions and regulations, every employer of an employee shall pay to the CPF monthly in respect of each employee contributions at the appropriate rates set out in the First Schedule of the CPF Act. Pursuant to Section 7(2) of the CPF Act, notwithstanding the provisions of any written law or any contract to the contrary, an employer is entitled to recover from the monthly wages of an employee the amount shown in the First Schedule of the CPF Act as so recoverable from the employee.

Section 9(1) of the CPF Act provides that, in respect of an employer, where the amount of the contributions which an employer or the platform operator (as the case may be) is liable to pay under Section 7 of the CPF Act in respect of any month is not paid within such period as may be prescribed, the employer shall be liable to pay interest on the amount for every day the amount remains unpaid commencing from the first day of the month succeeding the month in respect of which the amount is payable and such interest shall be calculated at the rate of 1.5% per month or the sum of S$5, whichever is greater.

Section 7(3) of the CPF Act provides that where any employer who has recovered any amount from the monthly wages of an employee in accordance with the CPF Act and fails to pay the contributions to the CPF within such time as may be prescribed, he shall be guilty of an offence and shall be liable on conviction to a fi ne not exceeding S$10,000 or to imprisonment for a term not exceeding seven years or to both.

Section 61(1) of the CPF Act provides that except as otherwise provided in Section 61(2) of the CPF Act, any person convicted of an offence under the CPF Act for which no penalty is provided shall be liable on conviction (a) to a fine not exceeding S$5,000 or to imprisonment for a term not exceeding six months or to both; and (b) if that person is a repeat offender in relation to the same offence, to a fine not exceeding S$10,000 or to imprisonment for a term not exceeding twelve months or to both.

Section 61(2) of the CPF Act provides that where any person:

•        is guilty of an offence under Section 7(5), 8A(5) or 58(1)(b) of the CPF Act; or

•        being a director, manager or secretary or any other officer of a body corporate, is guilty of an offence under Section 60 of the CPF Act by virtue of the fact that an offence under Section 7(3) or (5), 8A(3) or (5) or 58(1)(b) of the CPF Act has been committed by that body corporate and is found to have been committed with the consent or connivance of or to be attributable to any act or default on the part of that person, that person shall be liable on conviction:

•        to a fine of not less than S$1,000 and not more than S$5,000 or to imprisonment for a term not exceeding six months or to both; and

•        if that person is a repeat offender in relation to the same offence, to a fine of not less than S$2,000 and not more than S$10,000 or to imprisonment for a term not exceeding twelve months or to both.

Trade Marks Act 1998 (the “Trade Marks Act”)

The registration and enforcement of trade marks in Singapore is provided for under the Trade Marks Act and its subsidiary legislation, the Trade Marks Rules administered by the Intellectual Property Office of Singapore (the “IPOS”).

The Trade Marks Act and the Trade Marks Rules provide for, among others, the registration, renewal and licensing of trade marks in Singapore. Under Section 7(1) of the Trade Marks Act, the following shall not be registered: (i) signs which do not satisfy the definition of a trade mark under Section 2(1) of the Trade Marks Act; (ii) trade marks which are devoid of any distinctive character; (iii) trade marks which consist exclusively of signs or indications which may serve, in trade, to designate the kind, quality, quantity, intended purpose, value, geographical origin, the time of production of goods or of rendering of services, or other characteristics of goods or services; and (iv) trade marks which consist exclusively of signs or indications which have become customary in the current language or in the bona fide and established practices of the trade. Under Section 18 of the Trade Marks Act, a trade mark shall be registered for a period of ten years from the date of registration, and registration may be renewed for further periods of ten years. Section 22(1)(a) of the Trade Marks Act provides that the registration of a trade mark may be revoked on the grounds that, within the period of five years following the date of completion of the registration procedure, it has not been put to genuine use in the course of trade in Singapore, by the proprietor or with his consent, in relation to the goods or services for which it is registered, and there are no proper reasons for non-use.

Section 26(1) of the Trade Marks Act confers on the proprietor of a registered trade mark the exclusive rights to use the trade mark and to authorize other persons to use the trade mark in relation to the goods or services for which the trade mark is registered. Under Section 27 of the Trade Marks Act, a person infringes a registered trade mark if, without consent of the trade mark proprietor, he uses in the course of trade a sign (i) which is identical with the trade mark in relation to goods or services which are identical with those for which it is registered, or (ii) where because (A) the sign is identical with the trade mark and is used in relation to goods or services similar to those for which the trade mark is registered; or (B) the sign is similar to the trade mark and is used in relation to goods or services identical with or similar to those for which the trade mark is registered, there exists a likelihood of confusion on the part of the public. In an action for infringement, the court may grant various reliefs such as injunction, damages, an account of profits and statutory damages provided under Section 31(5) of the Trade Marks Act.

Patents Act 1994 (the “PA”)

The Patents Act 1994 of Singapore and its subsidiary legislation, the Patents Rules provide for, among others, the application of patents in Singapore and is similarly administered by the IPOS. Under Section 13(1) of the PA, subject to Section 13(2) of the PA, a patentable invention is one that satisfies the following conditions: (a) the invention is new; (b) it involves an inventive step; and (c) it is capable of industrial application. Section 13(2) of the PA provides that an invention the publication of which would be generally expected to encourage offensive, immoral or anti-social behavior is not a patentable invention.

Under Section 36(1) of the PA, a patent granted under the PA shall be treated for the purposes of the PA as having been granted, and shall take effect, on the date of issue of the certificate of the grant, and subject to Section 36(2) and Section 36A of the PA, shall continue in force until the end of the period of twenty years beginning with the date of filing the application for the patent or with such other date as may be prescribed. Section 36(2) of the PA provides that a patent shall cease to have effect at the end of the prescribed period for the payment of any renewal fee if it is not paid within that period. Section 36A of the PA provides for the grounds on which the proprietor of a patent may apply to the Registrar of Patents to extend the term of the patent.

Under Section 66(1) of the PA, subject to the provisions of the PA, a person infringes a patent for an invention if, but only if, while the patent is in force, he does any of the following things in Singapore in relation to the invention without the consent of the proprietor of the patent:

•        where the invention is a product, he makes, disposes of, offers to dispose of, uses or imports the product or keeps it whether for disposal or otherwise;

•        where the invention is a process, he uses the process or he offers it for use in Singapore when he knows, or it is obvious to a reasonable person in the circumstances, that its use without the consent of the proprietor would be an infringement of the patent; and

•        where the invention is a process, he disposes of, offers to dispose of, uses or imports any product obtained directly by means of that process or keeps any such product whether for disposal or otherwise.

Section 66(2) of the PA provides for exceptions for acts which, apart from Section 66(2) of the PA, would constitute an infringement of a patent for an invention, such as an act which is done privately and for purposes which are not commercial.

Section 67 of the PA provides that subject to Part XIII of the PA, civil proceedings may be brought in the court by the proprietor of a patent in respect of any act alleged to infringe the patent and (without prejudice to any other jurisdiction of the court) in those proceedings a claim may be made for, among others, an injunction restraining the defendant from any apprehended act of infringement, damages in respect of the infringement or an account of the profits derived by him from the infringement. There are also various criminal offences as set out in Part XVIII of the PA, for example, making a representation that a patent has been applied for in respect of any article disposed of for value by the proprietor and no such application has been made or any such application has been refused, withdrawn or treated as having been abandoned.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Directors and executive officers	Age	Position/Title
Mr. Thng Chong Kim	62	Executive Chairman
Mr. Aloysius Chua Hao Peng	31	Chief Executive Officer and Executive Director
Mr. Chu Wee Liat	38	Chief Financial Officer
Ms. Jee Wee Jene	55	Non-Independent and Non-Executive Director
Professor Teng Jinghua	59	Non-Independent and Non-Executive Director
Mr. Sonny Yuen	64	Lead Independent and Non-Executive Director
Mr. Sean Lee	36	Independent and Non-Executive Director
Ms. Goh Yong Cheng	55	Independent and Non-Executive Director
Mr. Ng Thiam Chye	59	Independent and Non-Executive Director

Mr. Thng Chong Kim is our Executive Chairman, having first joined us as a Vice President (Business Unit) of MetaOptics Technologies on July 1, 2021. He was later redesignated as our Executive Chairman and CEO on April 1, 2025. He is responsible for our overall management, strategic planning and business development. He has been redesignated from an executive director to a non-executive director of MST ListCo on March 28, 2025. Mr. Thng has accumulated approximately 17 years of work experience in product and process engineering and over 7 years of experience in advanced optics. Before joining us, Mr. Thng held key management positions in several multinational companies. He began his career with Seagate Technology Singapore in October 1990, and he later assumed the roles of Senior Product Engineering Director from April 1995 to December 1998 and Senior Core Team Leader from December 1998 to December 1999. In July 2001, he joined Magnecomp Precision Technology as the Senior Advanced Manufacturing Director, and oversaw new product operations and advanced processes introduction. In July 2005, he joined Seagate Technology International (Wuxi) Co., Ltd.. From August 2006 to mid-2011, he served as the General Manager of Benchmark Electronics Pte. Ltd. and was responsible for the profit and loss management and overall operations. He was the Vice President of Heptagon Advanced Micro Optics Pte Ltd from July 2012 to July 2018, and was in charge of Special Projects and New Product Operations. Mr. Thng graduated with a Technical Diploma in Electronics and Communication Engineering in May 1983.

Mr. Aloysius Chua Hao Peng is our CEO and executive director. He started working in MetaOptics Technologies in June 2021 as a Projects Manager and was subsequently promoted to Projects Director in April 2023. He was later appointed as our Deputy Chief Executive Officer on April 1, 2025 and our CEO and executive director on March 1, 2026. With a strong foundation in engineering and corporate development, he brings a unique blend of technical expertise and business acumen to us. He leads strategic initiatives and oversees key projects such as equipment development, metalens fabrication and the assembly of cutting-edge meta optics components and products. He is responsible for setting up key supply chains, working with suppliers on various key metalens component specifications and evaluating them for functionality. He plays a pivotal role in driving innovation in metalens technology and business development. His efforts in both project execution and business growth have contributed significantly to our growth and technological advancements. Mr. Chua graduated from the National University of Singapore with a Bachelor of Engineering (Mechanical Engineering) in January 2020. During his National Service, he served in the Singapore Armed Forces as a Commando Fighter Weapon Specialist, honing his leadership, problem solving, and operational planning skills in high-stakes environments.

Mr. Chu Wee Liat is our Chief Financial Officer. He joined MetaOptics Technologies in January 2025 and was appointed as our Chief Financial Officer on April 1, 2025. Mr. Chu is responsible for our accounting, finance and management reporting, as well as taxation matters. He began his career in September 2011 with Ernst & Young LLP, Singapore as a Senior Associate, where he conducted audits across investment funds, government agencies, manufacturing and technology sectors. In January 2014, he joined PricewaterhouseCoopers LLP in San Jose, California, focusing on audits for U.S. Securities and Exchange Commission-registered public companies in the semiconductor sector. He later returned to Singapore to join PricewaterhouseCoopers Advisory Services Pte. Ltd. as a Manager in the Deals Advisory team, where he led financial due diligence and mergers and acquisitions advisory for regional transactions across Southeast Asia in sectors such as healthcare, e-commerce, real estate and technology. Prior to joining us, he served as Deputy Director at Advanced MedTech Holdings Pte. Ltd., where he was responsible for investments, corporate development and portfolio management. Mr. Chu graduated from Nanyang Technological University with a Bachelor of Accountancy in July 2011. He later obtained an Executive Master in Business Administration from INSEAD in January 2023. He is a Chartered Accountant with the Institute of Singapore Chartered Accountants.

Ms. Jee Wee Jene is our Non-Independent and Non-Executive Director. Under the relevant Code of Corporate Governance guidelines in Singapore, Ms. Jee Wee Jene is classified as a non-independent director due to her familial relationship with Mr. Aloysius Chua Hao Peng, her directorship in MST SingCo, and her deemed interest in approximately 53.1% of the shareholding interest in MST ListCo, taking into account her personal beneficial ownership, the interests of her spouse, and the interests held through a corporation controlled by her. Notwithstanding the foregoing, she satisfies the “independence” requirements under Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market.

She first joined us as a director of MetaOptics Technologies when we incorporated on June 15, 2021 and was appointed our Non-Independent and Non-Executive Director on April 14, 2025. She is currently an executive director of MST ListCo, where she assumes overall responsibilities over matters relating to finances, administration, compliance and human resources. Ms. Jee is also a director of MST SingCo, where she began her career, and manages its finance and administrative departments. Ms. Jee graduated from the Informatics Computer School Singapore with a Diploma in Computer Studies in 1994 and later obtained an International Diploma in Computer Studies from the National Computing Centre in 1995. She currently holds an IAB LCCI Level 2 Certificate in Bookkeeping and Accounting and an IAB LCCI Level 3 Certificate in Accounting.

Professor Teng Jinghua was appointed as our Non-Independent and Non-Executive Director on June 27, 2025. He is currently a Senior Principal Scientist III and Senior Group Leader at A*STAR’s IMRE, and an Adjunct Professor at the Department of Electrical and Computer Engineer in the National University of Singapore. As Professor Teng is an employee at A*STAR, and given his numerous research involvement and contribution in the field of metaoptics, our directors and our Nominating Committee have collectively decided that it would be in our best interest to designate him as our Non-Independent and Non-Executive Director. Professor Teng has confirmed that he is not appointed by A*STAR or Accelerate Technologies to represent them on our Board and his directorship is not a result of Accelerate Technologies’ shareholding interests in our Company. Professor Teng has further confirmed that he is not a nominee director of and/or does not act on the instruction of Accelerate Technologies or A*STAR. Professor Teng is a distinguished scholar and innovator with an illustrious career spanning academic, research, and technological advancements. He has held multiple prestigious appointments as an Adjunct Professor at the National University of Singapore and Nanyang Technological University, and as a Visiting Professor at Osaka University in Japan and the University of Valenciennes in France. His contributions to scientific research are prolific, with almost 270 journal publications in renowned platforms such as Advanced Materials, Nature Communications, and Material Horizons, among others. His expertise has also extended to editorial roles for esteemed journals, including A*STAR Research Publications, Opto-Electronic Advances, PhotoniX, Advanced Photonics Nexus, Journal of Optics and the Journal of Nonlinear Optical Physics and Materials. He joined A*STAR’s IMRE as a Research Associate in July 2000 and was a Scientist at A*STAR’s IMRE from January 2002 to March 2010. From April 2010 to March 2014, he held the role of Senior Scientist at A*STAR’s IMRE and concurrently from April 2011 to March 2013, he was appointed the Deputy Head at Patterning and Fabrication Capability Group, A*STAR’s IMRE, where he was in charge of leading the group with around 60 scientists and engineers on micro-nano science and technology development. In addition to his academic and editorial endeavors, Professor Teng has demonstrated exceptional leadership in securing and leading research initiatives. Over the years, he has garnered numerous awards as a Principal Investigator or Co-Principal Investigator for various groundbreaking projects, including the NRF-CRP program on Advanced 2D IR Optoelectronics. His most recent individual accolades include being elected a Fellow of Optica (formerly OSA), a Fellow of SPIE (International Society of Optics and Photonics), and receiving the Outstanding Editor Award in 2023 from Opto-Electronic Advances, the Best Paper Silver Award in both 2021 and 2022 in IMRE, and being awarded the IPS Nanotechnology Medal and Prize in 2020. He also holds more than 40 patents. Professor Teng graduated from Nankai University with a Bachelor’s Degree in Science in July 1985 and a Master’s Degree in Science in July 1988. He later obtained a PhD from the National University of Singapore in November 2003. He is also an active member of multiple organizations, including the Institute of Electrical and Electronics Engineers, and the Institute of Physics Singapore, and the Materials Research Society Singapore.

Mr. Sonny Yuen was appointed as our Lead Independent and Non-Executive Director on June 27, 2025. He currently serves as an Associate Senior Marketing Director in Real Estate at Huttons Asia Pte Ltd, and is also a trainer at Straits Interactive Pte. Ltd.. He began his career in December 1985 as a Logistics Executive in supply chain management at Samaero Pte Ltd (later known as Eurocopter South East Asia Pte Ltd). From January 1989 to February 2004, he was with Sumitomo Bakelite Singapore Pte. Ltd. as General Manager, overseeing supply chain management, Information Technology and Human Resources. He then served as Executive Director of Finance, Supply Chain Management and Human Resources Administration at Libra 2002 Pte. Ltd. from March 2004 to August 2006. Prior to his role at Huttons Asia Pte. Ltd., he was the Managing Director of JonDavidson Pte. Ltd. from May 2007 to May 2021. Mr. Yuen graduated from the National University of Singapore in June 1985 with a Bachelor of Business Administration. He later graduated from the University of Hull in February 1994 with a Master of Business Administration (Distinction). He is an active member of the International Association of Privacy Professionals. Recognized for his contributions, he received the Eminent Alumni Award (Service) from the National University of Singapore Business School in 2018 and the Distinguished Alumni Service Award from the National University of Singapore in 2021. In April 2022, he was elected to the Management Committee of the National University of Singapore, where he currently chairs the Community Impact Sub-Committee. He has also attained several professional certifications, including the Data Certificate in General Data Protection Regulation (Europe) from EXIN Privacy and Protection Foundation in August 2018, the Certified Information Privacy Manager from the International Association of Privacy Professionals (USA) in 2020 and the Advanced Certificate in Learning and Performance from the Institute of Adult Learning (Singapore) in November 2021. Between March 2014 and April 2019, Mr. Yuen served as an independent director at Healthway Medical Corporation, an active company that was listed previously on the Catalist of the Singapore Exchange but is now delisted.

Mr. Sean Lee was appointed as our Independent and Non-Executive Director on June 27, 2025. He is presently a practicing lawyer, specializing in Corporate Restructuring and Insolvency. His expertise in Restructuring and Insolvency has earned him multiple industry accolades from IFLR1000, Asialaw, and the Legal500. Notably, he was recognized as a Rising Star Partner in the practice area of Restructuring and Insolvency by IFLR1000 in both 2023 and 2024, as well as a Notable Practitioner by Asialaw in the same field. Mr. Lee graduated from Singapore Management University with a Bachelor of Laws in 2014. He is a member of the Law Society of Singapore and the Singapore Academy of Law.

Ms. Goh Yong Cheng was appointed as our Independent and Non-Executive Director on June 27, 2025. Prior to her directorship appointment with us, she joined Seagate Technology International in May 1995 as a Senior Accountant in charge of financial planning and analysis for the Singapore operations. From 2000 to 2003, she became the Finance Manager responsible for global strategic and financial planning in the Scotts Valley, California headquarters. From 2003 to 2006, she was the Senior Finance Manager in charge of costing and general ledger for the Wuxi operations and from 2006 to 2007, she was the Senior Finance Manager in charge of financial planning and analysis for the Suzhou operations. In August 2007, she joined Benchmark Electronics as the Regional Controller for the Singapore and China operations. She later joined Broadcom Singapore Pte. Ltd. as the Senior Manager and served as the Head of Asia Shared Services in Accounts Receivable, Accounts Payable and Indirect Tax. From September 2018 to September 2023, she was the General Manager of Seletar Country Club and was responsible for the overall club management. Ms. Goh graduated from Indiana University in December 1993 with a Bachelor of Science in Business, a first major in Finance and a second major in Computer Information Systems. She later graduated from Monash University with a Master in Counselling in October 2012.

Mr. Ng Thiam Chye was appointed as our Independent and Non-Executive Director on June 27, 2025. Prior to his directorship appointment with us, he held various senior roles across finance, corporate recovery, and business development. From September 1991 to August 1994, he served as a Senior Executive specializing in Corporate Recovery and Insolvency at Moore Stephens LLP. He then joined Kerry Cambridge Management Services Ltd in September 1994 as a financial controller of the China subsidiaries based in Chengdu, China, where he headed the Finance and Accounting department. In July 1996, he joined Koda Woodcraft Pte Ltd as Group Accountant, overseeing the financial operations for its subsidiaries across Singapore, Malaysia, Vietnam and China. From June 1997 to July 2001, he served as a Finance and Business Development director at Zola Design Pte Ltd, where he was in charge of the day-to-day operations of the company’s business and managed the cash flow of the company. From February 2002 to August 2007, he joined Hummax Holdings Pte. Ltd. as a Finance and Business Development director, where he was responsible for establishing Sino-foreign joint education programs in Hangzhou and Foshan, China. Between September 2008 and August 2014, he served as a Finance and Business Consultant in Green And Able Pte. Ltd., advising Hong Kong-listed companies on capital restructuring. From October 2014 to July 2020, he was Finance and Business Director of Green Enable Technologies Pte. Ltd. In July 2021, he joined Fleur Capital (S) Pte. Ltd. as Business Development Director, focusing on the business development of variable capital companies. Most recently, from July 2023 to April 2025, he served as

Chief Business Development Officer at Eureka Blue Sky Pte. Ltd., specializing in mergers and acquisitions. Mr. Ng graduated from the National University of Singapore in 1991 with a Bachelor of Accountancy. He is a Chartered Accountant with the Institute of Singapore Chartered Accountants.

Family Relationships

Mr. Aloysius Chua Hao Peng is the nephew of Ms. Jee Wee Jene, our Non-Independent and Non-Executive Director who holds an interest of not less than 5% of the aggregate voting shares of our Company, and Dato Sri Chua Chwee Lee, who is also an executive director and controlling shareholder of MST SingCo and MST ListCo and holds an interest of not less than 5% of the aggregate voting shares of our Company. Mr. Aloysius Chua Hao Peng has been with us since 2021 and currently holds the position of CEO and executive director, where he reports to our Executive Chairman, Mr. Thng Chong Kim.

Ms. Jee Wee Jene is the spouse of Dato Sri Chua Chwee Lee.

Board of Directors

Our board of directors consists of eight directors, comprising two executive directors, two non-executive directors and four independent directors. A director is not required to hold any shares in our Company to qualify to serve as a director.

A director may attend a board meeting or sign a resolution in writing of all directors with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure. A director may be counted as part of the quorum upon a motion in respect of any contract or transaction which he shall make with our Company, or in which he is so interested but is not permitted to vote in respect of such proposed contract or transaction.

Committees of the Board of Directors

Our board of directors has established three committees, namely the audit and risk management committee, the nominating committee, and the remuneration committee. The members and functions of these committees are described as below:

Audit and risk management committee.    Our audit and risk management committee consists of Ms. Goh Yong Cheng, Mr. Ng Thiam Chye and Mr. Sonny Yuen. Mr. Sonny Yuen is the chairman of our audit and risk management committee. Each of those directors satisfies the “independence” requirements under Rule 5605(c)(2) of the Listing Rules of the Nasdaq Stock Market meets the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Mr. Ng Thiam Chye qualifies as an “audit committee financial expert.” The audit and risk management committee is responsible for:

•        assisting our board of directors in discharging its statutory responsibilities on financing and accounting matters;

•        reviewing significant financial reporting issues and judgements to ensure the integrity of the financial statements and any formal announcements relating to our financial performance;

•        reviewing the scope and results of the audit and its cost effectiveness, and the independence and objectivity of the external auditors;

•        reviewing the internal and external auditor’s audit plan and scope of work, their evaluation of our system of internal accounting controls, including financial, operational, compliance and information technology controls, audit reports, their management letters and our management’s response, and the results of audits compiled by our internal and external auditors, and reviewing at regular intervals with the management, the implementation by us of the internal control recommendations made by our internal and external auditors;

•        reviewing the periodic consolidated financial statements and any formal announcements relating to our financial performance before submission to our board of directors for approval, focusing in particular on changes in accounting policies and practices, major risk areas, significant adjustments arising from the audit, compliance with accounting standards, compliance with statutory and regulatory requirements, concerns and issues arising from their audits including any matters which the auditors may wish to discuss in the absence of our management, where necessary, before submission to our board of directors for approval;

•        reviewing the key financial risk areas, the risk management structure and any oversight of the risk management process and activities to mitigate and manage risk at acceptable levels determined by our board of directors;

•        reviewing the statements to be included in the annual report concerning the adequacy and effectiveness of our risk management and internal controls systems, including financial, operational, compliance controls, and information technology controls;

•        reviewing and approving any interested person transactions above S$100,000 and monitoring the procedures established to regulate interested person transactions, including ensuring compliance with our internal control system and relevant provisions, as well as all conflicts of interests to ensure that proper measures to mitigate such conflicts of interests have been put in place;

•        reviewing the scope and results of the internal audit procedures, and at least annually, the adequacy and effectiveness of our internal audit function;

•        ensuring that the internal audit function has unfettered access to all our documents, records, properties and personnel and has appropriate standing within our Group;

•        reviewing the internal controls review report at least annually, to ensure that (i) all interested person transactions are carried out on an arm’s length basis and in accordance with our guidelines and procedures; and (ii) all implementation measures proposed by us to address identified internal controls weaknesses;

•        approving the hiring, removal, evaluation and compensation of the head of the internal audit function, or the accounting/auditing firm or corporation to which the internal audit function is outsourced;

•        reviewing the adequacy of the resources and bandwidth available to our finance function with regard to its ability to effectively handle and manage the financial reporting, budgeting and accounting functions, as we continue to scale our operations and grow our business footprint;

•        appraising and reporting to our board of directors on the audits undertaken by the external auditors and internal auditors and the adequacy of disclosure of information;

•        making recommendations to our board of directors on the proposals to shareholders on the appointment, reappointment and removal of the external auditor, and approving the remuneration and terms of engagement of the external auditor;

•        undertaking such other reviews and projects as may be requested by our board of directors, and reporting to our board of directors our findings from time to time on matters arising and requiring the attention of our audit and risk management committee;

•        reviewing the assurance from our Executive Chairman and CEO and our CFO on our financial records and financial statements;

•        reviewing and approving all hedging policies (if any) to be implemented by us and conduct periodic review of foreign exchange transactions and hedging policies and procedures;

•        reviewing the whistleblowing policy and procedures by which employees, contractors, customers, suppliers, and other stakeholders may, in confidence, report to our audit and risk management committee, concerns related to unethical, illegal or improper conduct within our Group, and to ensure that all concerns are taken seriously and addressed promptly, without fear of retaliation or adverse consequences for the whistleblower;

•        where applicable, reviewing the cooperation given by our management to our internal and external auditors;

•        reviewing transactions falling within the scope of relevant regulatory requirements, if any, and to the extent, commissioning independent valuation(s) in connection with any relevant proposed acquisitions;

•        reviewing the adequacy of the guidelines and procedures implemented by our Group for ongoing and future interested person transactions, including adopting new guidelines and review procedures for future interested person transactions as may be appropriate; and

•        undertaking generally such other functions and duties as may be required by law or relevant regulatory requirements, and by amendments made thereto from time to time.

Apart from the duties listed above, our audit and risk management committee will ensure that arrangements are in place for employees to raise concerns, in confidence, about possible wrongdoing in financial reporting or other matters. Our audit and risk management committee will commission and review the findings of internal investigations into such matters or matters where there is any suspected fraud or irregularity, or failure of internal controls, or infringement of any law, rule or regulation which has or is likely to have a material impact on our operating results and financial position. Our audit and risk management committee will also ensure that the appropriate follow-up actions are taken.

Nominating committee.    Our nominating committee consists of Mr. Sean Lee, Mr. Ng Thiam Chye, Mr. Sonny Yuen, and Ms. Jee Wee Jene. Mr. Sean Lee is the chairman of our nominating committee. Each of those directors satisfies the “independence” requirements under Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating committee is responsible for:

•        making recommendations to our board of directors on relevant matters relating to: (i) the review of board succession plans for directors, in particular, our Executive Chairman and CEO; (ii) the review of training and professional development programs for our board; and (iii) the appointment and reappointment of our directors (including alternate directors, if applicable), having regard to each director’s contribution, performance and ability to commit sufficient time, resources and attention to the affairs of our Group, and each director’s respective commitments outside our Group including his principal occupation and board representations on other companies, if any;

•        ensuring that our directors submit themselves for re-nomination and re-election at least once every three years;

•        reviewing and determining annually, and as and when circumstances require, if a director is independent, in accordance with the Singapore Code of Corporate Governance 2018, as amended, modified or supplemented from time to time, and any other salient factors;

•        reviewing and approving the employment of related employees and the proposed terms (other than remuneration) of their employment;

•        developing a process for assessment of our board’s effectiveness as a whole and its committees, and for assessing the contribution of each director to the effectiveness of our board;

•        reviewing the composition of our board of directors annually to ensure that our board of directors and our board committees comprise directors who as a group provide an appropriate balance and diversity of skills, expertise, gender and knowledge of our Company and provide core competencies such as accounting or finance, business or management experience, industry knowledge, strategic planning experience and customer-based experience and knowledge;

•        determining guidelines on the maximum number of directorships and principal commitments for any director, and where a director has multiple board representations, deciding whether the director is able to and has been adequately carrying out his duties as director, taking into consideration the director’s number of listed company board representations and other principal commitments; and

•        undertaking such other functions as may be required by law or the relevant regulatory requirements, and by such amendments made thereto from time to time.

In addition, our nominating committee will make recommendations to our board of directors on the development of a process for evaluation and performance of our board, our board committees and our directors. In this regard, our nominating committee will decide how our board of directors’ performance is to be evaluated and propose objective performance criteria which address how our board of directors has enhanced long-term shareholder value. Our nominating committee will also implement a process for assessing the effectiveness of our board of directors as a whole and our board committees and for assessing the contribution of our chairman and each individual director to the effectiveness of our board of directors. Our chairman will act on the results of the performance evaluation of our board of directors, and in consultation with our Nominating Committee, propose, where appropriate, new members to be appointed to our board of directors or seek the resignation of directors.

Each member of our nominating committee is required to abstain from voting, approving or making a recommendation on any resolutions of the nominating committee in which he has a conflict of interest in the subject matter under consideration.

Remuneration committee.    Our remuneration committee consists of Mr. Ng Thiam Chye, Mr. Sean Lee and Ms. Goh Yong Cheng. Mr. Ng Thiam Chye is the chairman of our remuneration committee. Each of those three directors satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The remuneration committee is responsible for:

•        reviewing and recommending to our board of directors, in consultation with our Executive Chairman, for endorsement, a comprehensive remuneration policy framework and guidelines for remuneration of our directors and other persons having authority and responsibility for planning, directing and controlling the activities of our Company, including our executive officers (“Key Management Personnel”);

•        reviewing and recommending to our board of directors, for endorsement, the specific remuneration packages for each of our directors and Key Management Personnel;

•        reviewing and approving the remuneration packages of related employees on an annual basis;

•        reviewing and approving the design of all share option plans, performance share plans and/or other equity-based plans and benefits-in-kind;

•        in the case of service contracts and employment contracts, reviewing our Company’s obligations arising in the event of termination of our Key Management Personnel’s contracts of service, to ensure that such contracts of service contain fair and reasonable termination clauses which are not overly generous, with a view to being fair and avoiding the reward of poor performance;

•        approving performance targets for assessing the performance of each of our Key Management Personnel and recommending such targets as well as employee-specific remuneration packages for each of such Key Management Personnel, for endorsement by our board of directors; and

•        undertaking such other functions as may be required by law or the relevant regulatory requirements, and by such amendments made thereto from time to time

Our remuneration committee also periodically considers and reviews our remuneration packages in order to maintain their attractiveness, to retain and motivate our directors to provide good stewardship of our Company and Key Management Personnel to successfully manage our Company, and to align the level and structure of remuneration with the long-term interests and risk policies of our Company.

If a member of our remuneration committee has an interest in a matter being reviewed or considered by our remuneration committee, he will abstain from voting on the matter.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to the company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association, as amended and restated from time to time. Our company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances have the right to seek damages in our name if a duty owed by the directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office and responsibilities of the officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Our directors may be appointed by a resolution of our board of directors, or by an ordinary resolution of our shareholders. The board may also appoint a director to fill a casual vacancy or as an additional director, provided that any director so appointed holds office only until the next annual general meeting and is then eligible for re-election. Except as otherwise required by applicable exchange rules, one-third of the directors (or the number nearest to but not less than one-third) retire by rotation at each annual general meeting, with those longest in office since their last re-election retiring first. A retiring director is eligible for re-election. If required by the rules of the designated stock exchange, all directors shall retire at least once every three years. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind, (iii) resigns his office by notice in writing to the company, (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that such director’s office be vacated; (v) is disqualified from acting as a director in any jurisdiction for reasons other than on technical grounds, or (vi) is removed from office by an ordinary resolution of our shareholders pursuant to our Memorandum and Articles of Association. Our officers are appointed by and serve at the discretion of the board of directors.

Service Agreements with Executive Officers

We have entered into service agreements with each of Mr. Thng Chong Kim, Mr. Aloysius Chua Hao Peng, and Mr. Chu Wee Liat for an initial term of three years each, commencing on April 1, 2025. During the initial term, the service agreements may be terminated by our Company upon giving the executive officer notice in writing of three months or by our Company paying the executive officer an amount equal to three months’ salary in lieu of notice. Upon expiry of the initial term, the service agreement shall be automatically renewed on a yearly basis and may be terminated by either party upon giving to the other party notice in writing of six months if terminated by the executive officer or three months if terminated by our Company or by our Company paying the executive officer an amount equal to three months’ salary in lieu of notice. Our Company may also terminate the employment of an executive officer immediately without prior notice or payment in lieu of notice if, in the reasonable opinion of the Board, any of the following has occurred:

•        if the executive officer is guilty of any gross negligence, gross default or grave misconduct in connection with or affecting our business;

•        if the executive officer shall be guilty of conduct likely to bring himself or any of our members into disrepute or discredit;

•        the executive officer neglects or refuses, without reasonable cause, to attend to our business;

•        the executive officer misappropriates our assets;

•        in the event of any serious or repeated breach or non-observance by the executive officer of his duties or any of the stipulations contained in the respective service agreements;

•        if the executive officer becomes bankrupt or has bankruptcy proceedings commenced against him whether in Singapore or elsewhere (and such proceedings are not withdrawn within 90 days from the date of commencement) or makes any composition or enters into any deed of arrangement with his creditors;

•        the executive officer shall cease to hold the office of director pursuant to our constitution, or is disqualified from holding the office of, or acting as, a director of any company, pursuant to any applicable laws or rules of any stock exchange, for whatever reason;

•        if the executive officer shall become of unsound mind or is otherwise medically certified to be unfit to perform the duties of his position;

•        if the executive officer is a sanctioned subject;

•        the executive officer commits any breach of any code of conduct, rule or regulation under applicable laws as set forth by all relevant regulatory agencies, exchanges and self-regulatory bodies relevant to the executive officer and/or our business;

•        if the executive officer commits any act of fraud, criminal breach of trust or dishonesty; or

•        if the executive officer is convicted of any criminal offence (save an offence under road traffic legislation for which he is not sentenced to any term of immediate or suspended imprisonment) and sentenced to any term of immediate or suspended imprisonment.

Pursuant to the terms of the respective service agreements, each of our executive officers will receive a monthly remuneration of S$6,000. The executive officers are also entitled to an annual wage supplement of one month’s basic salary per annum and a variable performance bonus (“Performance Bonus”) in respect of each financial year commencing from FY2025 to be determined by the Remuneration Committee. All reasonable travelling, hotel, entertainment and such other out-of-pocket expenses incurred by the executive officers in the discharge of their duties will be reimbursed by our Company or arranged to be reimbursed by our another company based on our Company’s policies from time to time. In addition, all reasonable medical expenses incurred by the executive officers will be reimbursed by our Company or arranged to be reimbursed by our another company in accordance with our Company’s personnel policy. The executive officers are also entitled to all other remuneration and benefits generally available to the employees of our Company, or as the Board shall from time to time determine.

The Performance Bonus will be paid on a pro-rata basis based on the period of the executive officers’ employment in that financial year, calculated based on our consolidated financial statements for the quarter year ending immediately prior to the last day of the executive officers’ services under the respective service agreements. The executive officers will not be entitled to any Performance Bonus in any one financial year in the event of termination of such executive officer’s service agreement pursuant to the termination clauses in the respective service agreements.

The remuneration of our executive officers is subject to annual review by our Remuneration Committee after our accounts for the immediate preceding financial year have been audited, in light of the executive officers’ performance and prevailing economic conditions. The executive officers will abstain from voting in respect of any resolution or decision to be made by our Board in relation to the terms and renewal of such executive officer’s service agreement.

Indemnity

Our Memorandum and Articles of Association provide that every director and officer (which for the avoidance of doubt, shall not include auditors of the Company), together with every former director and former officer shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own negligence, actual fraud, willful default, breach of duty or breach of trust. No said person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or willful default of such said person. No person shall be found to have committed negligence, actual fraud, willful default, breach of duty or breach of trust unless or until a court of competent jurisdiction shall have made a finding to that effect.

Compensation of Directors and Executive Officers

For FY 2025 and FY2024, we paid an aggregate of S$378,081 and S$72,610 in cash to our directors and executive officers.

The compensation in remuneration bands of S$250,000(1) paid to our directors and our executive officers for services rendered to us in all capacities, on an aggregate basis, during FY2025 and FY2024 (which includes benefits-in-kind, contributions to the CPF, directors’ fees and bonuses) is as follows:

Names	FY2025	FY2024
Directors
Mr. Thng Chong Kim	Band A	Band A
Mr. Aloysius Chua Hao Peng	Band A	Band A
Ms. Jee Wee Jene	Band A	Band A
Professor Teng Jinghua	Band A	—
Mr. Sonny Yuen	Band A	—
Mr. Sean Lee	Band A	—
Ms. Goh Yong Cheng	Band A	—
Mr. Ng Thiam Chye	Band A	—

Executive officers (other than directors)
Mr. Chu Wee Liat	Band A	—

____________

(1)      Remuneration Band A: Compensation from S$0 to S$250,000 per annum.

Except as described in “— Service Agreements” above, as of the date of this prospectus, we do not have in place any formal bonus or profit-sharing plan or any other profit-linked agreement or arrangement with any of our employees and bonus is expected to be paid on a discretionary basis.

No remuneration was paid or is to be paid in the form of share options to any of our directors, executive officers or employees.

As of the date of this prospectus, other than the amounts set aside or accrued as required for compliance with the applicable laws of Singapore, no amounts have been set aside or accrued by us to provide for pension, retirement or similar benefits for any of our employees.

Equity Incentive Plans

We [have proposed to adopt] the MetaOptics Employee Share Option Scheme 2026 (the “MetaOptics ESOS”) and the MetaOptics Performance Share Plan 2026 (the “MetaOptics PSP”)[, subject to obtaining shareholders’ approval at our extraordinary general meeting to be held] on April 10, 2026. The following summarizes the material terms of each of these equity incentive plans.

MetaOptics Employee Share Option Scheme 2026

Rationale

The MetaOptics ESOS [was adopted] on the basis that it is important to retain staff whose contributions are essential to the well-being and prosperity of the Group. The purpose of the MetaOptics ESOS is to provide an opportunity for directors and employees of the Group to participate in the equity of the Company so as to motivate them to greater dedication, loyalty and higher standards of performance, and to give recognition to those who have contributed to the success of the Company and the Group. The MetaOptics ESOS will also structure a competitive remuneration package, which is designed as an additional incentive tool to reward and retain employees, as well as to recognise their contribution to the Group.

The MetaOptics ESOS will allow participants an opportunity to participate in the equity of the Company with a view to achieving the following objectives:

•        to align the interests of the participants with those of our shareholders so as to motivate the participants to contribute towards the future growth and profitability of the Group, and hence increase shareholders’ value in the longer term;

•        to attract potential employees with relevant skills to contribute to the Group and to create value for our shareholders;

•        to retain key employees of our Group whose contributions are essential to the long-term growth and profitability of the Group;

•        to promote greater dedication, long-term commitment, loyalty and a sense of identification with the Group;

•        to motivate and incentivise participants to achieve performance targets, and to aspire towards higher standards of performance and efficiency; and

•        to promote cohesiveness and team spirit through common ownership of equity in the Company.

Scheme Administration

The MetaOptics ESOS shall be administered by the remuneration committee of our board of directors (the “Committee”) in its absolute discretion with such powers and duties as are conferred on it by the board. A participant who is a member of the Committee shall not be involved in any deliberation or decision in respect of options to be granted to him or held by him including, if applicable, abstaining from voting as a member of the Committee when the grant of options to him is being considered.

The Committee shall have the power, from time to time, to make and vary such arrangements, guidelines and/or regulations (not being inconsistent with the MetaOptics ESOS) for the implementation and administration of the MetaOptics ESOS, to give effect to the provisions of the MetaOptics ESOS and/or to enhance the benefit of the options and the shares to the participants, as the Committee may, in its absolute discretion, think fit.

Eligibility

The following persons are eligible to participate in the MetaOptics ESOS at the absolute discretion of the Committee, provided that each such person has attained the age of twenty-one years and is not an undischarged bankrupt and has not entered into a composition with his/her creditors:

•        employees (including executive directors) of the Company and any of its subsidiaries;

•        non-executive directors (including independent directors) of the Company and any of its subsidiaries; and

•        controlling shareholders and their associates (as such terms are defined in the MetaOptics ESOS),

who, in the opinion of the Committee, have contributed or will contribute to the success of the Group.

Persons who are controlling shareholders and their associates who satisfy the criteria set out in the MetaOptics ESOS shall be eligible to participate in the MetaOptics ESOS, at the absolute discretion of the Committee, provided that, among other things, (i) written justification has been provided to shareholders (i.e., a circular, letter or notice proposing such a resolution with a clear rationale for the number and terms (including exercise price) of the options to be granted) for such person’s participation at the introduction of the MetaOptics ESOS or prior to the first grant of options to him; and (ii) his participation and the actual number and terms of any options to be granted to him have been specifically approved by independent shareholders in a general meeting in separate resolutions for each such person. However, it will not be necessary to obtain the approval of the independent shareholders for the participation in MetaOptics ESOS of a controlling shareholder or his associate who is, at the relevant time, already a participant.

Size

The aggregate number of shares over which options may be granted under the MetaOptics ESOS on any date, when added to the aggregate number of shares in respect of all options or awards granted under the MetaOptics ESOS and any other share-based incentive schemes of the Company, will not exceed 15% of the total number of all issued shares (excluding treasury shares and subsidiary holdings) on the day preceding the date of grant of an option.

The aggregate number of shares which may be issued or transferred pursuant to options granted under the MetaOptics ESOS to all participants who are controlling shareholders and their associates shall not exceed 25% of the shares available under the MetaOptics ESOS and such other share-based incentive schemes of the Company. The aggregate number of shares which may be issued or transferred pursuant to options granted under the MetaOptics ESOS to each participant who is a controlling shareholder or his associate shall not exceed 10% of the shares available under the MetaOptics ESOS and such other share-based incentive schemes of the Company.

The number of shares in respect of which options may be offered to any participant for subscription in accordance with the MetaOptics ESOS shall be determined at the absolute discretion of the Committee, which may take into account (where applicable) criteria such as designation, responsibilities, past performance, number of years of service, contributions to the Group and potential for future development of such person.

Duration

The MetaOptics ESOS will continue to be in force at the discretion of the Committee, subject to a maximum period of ten years commencing on the date on which the MetaOptics ESOS is adopted by the Company in a general meeting, provided always that the MetaOptics ESOS may continue beyond the above stipulated period with the approval of the shareholders by ordinary resolution in general meeting and of any relevant authorities which may then be required.

The MetaOptics ESOS may be terminated at any time by the Committee at its discretion, or by resolution of the Company in general meeting, subject to all relevant approvals which may be required and if the MetaOptics ESOS is so terminated, no further Options shall be offered by the Company hereunder.

Grant of options

The Committee may grant options at any time during the period when the MetaOptics ESOS is in force, provided that (i) no option shall be granted during the period commencing one month before the announcement of the Company’s half year and full year financial statements (or such relevant period as prescribed under the Catalist Rules) and (ii) in the event that an announcement on any matter of an exceptional nature involving unpublished price sensitive information is made, options may only be granted on or after the second market day from the date on which such announcement is released.

Acceptance of options

The grant of options should be accepted by the grantee within 30 days from the date of grant of that option. Upon acceptance of the offer, the grantee must pay the Company a consideration of S$1.00.

The grant of an option, if not accepted in the manner as provided in the MetaOptics ESOS, shall, upon the expiry of the 30-day period, automatically lapse and become null, void and of no effect.

Exercise period

Subject as provided in the MetaOptics ESOS and any other conditions as may be introduced by the Committee from time to time, a market price option or an incentive option, as the case may be, will be exercisable, in whole or in part, as follows:

•        in the case of a market price option, during the period commencing after the first anniversary of the date of grant and expiring on the tenth anniversary of such date of grant (or such other shorter period if so determined by the Committee); and

•        in the case of an incentive option, during the period commencing after the second anniversary of the date of grant and expiring on the tenth anniversary of such date of grant (or such other shorter period if so determined by the Committee).

Exercise price

Subject to any adjustment under the MetaOptics ESOS, the exercise price for each share in respect of which an option is exercisable will be determined by the Committee, in its absolute discretion, on the date of grant, at:

(i)     a price equal to the market price (as defined in the MetaOptics ESOS); or

(ii)    a price which is set at a discount to the market price, provided that:

(A)    the maximum discount will not exceed 20% of the market price (or such other percentage or amount as may be determined by the Committee and permitted by the SGX-ST); and

(B)    the shareholders in general meeting have authorised, in a separate resolution, the making of offers and grants of options under the MetaOptics ESOS at a discount not exceeding the maximum discount as aforesaid.

Exercise of options

Subject to the Catalist Rules and prevailing legislation, the Company will have the flexibility to deliver shares to participants upon exercise of their options by way of either (i) an allotment of new shares; and/or (ii) a transfer of existing shares, including any shares held by the Company in treasury.

Adjustment events

If a variation in the issued ordinary share capital of the Company (whether by way of rights issue, capitalization of profits or reserves, reduction of capital, subdivision, consolidation or distribution of shares or otherwise) shall take place:

(i)     the exercise price of the shares, the class and/or number of shares comprised in an option to the extent unexercised; and/or

(ii)    the class and/or number of shares over which additional options may be granted under the MetaOptics ESOS,

shall be adjusted in such manner as the Committee may deem appropriate to give such participant the same proportion of the equity capital of the Company as that to which he was previously entitled, subject to the rules of the MetaOptics ESOS.

Modifications

The Committee may at any time by resolution (and without other formality, save for the prior approval of the SGX-ST if required) amend or alter the MetaOptics ESOS to the extent necessary or desirable, except that:

(i)     no modification or alteration shall alter adversely the rights attaching to any option granted prior to such modification or alteration except when the consent in writing of such number of participants who, if they exercised their options in full, would thereby become entitled to not less than three-quarters in number of all the shares which would fall to be allotted upon exercise in full of all outstanding options;

(ii)    any modification or alteration to the advantage of participants under the MetaOptics ESOS shall be subject to shareholders’ approval in general meeting; and

(iii)   no modification or alteration will be made without the prior approval of the SGX-ST and such other regulatory authorities as may be necessary, and any modification or alteration shall comply with the Catalist Rules.

MetaOptics Performance Share Plan 2026

Rationale

The MetaOptics PSP contemplates the award of fully-paid shares to participants based on certain pre-determined benchmarks set by the Committee during the duration of the MetaOptics PSP. The Company believes that the MetaOptics PSP will be more effective and rewarding than solely cash bonus payments in motivating employees to work towards pre-determined Company goals.

The MetaOptics PSP is based on the principle of pay-for-performance and is designed to enable the Company to reward, retain and motivate employees to achieve superior performance. The purpose of adopting the MetaOptics PSP is to give the Company greater flexibility to align the interests of employees with the interests of Shareholders. The MetaOptics PSP enables the Company to:

•        provide an opportunity for participants to participate in the equity of the Company, thereby inculcating a stronger sense of identification with the long-term prosperity of the Group and promoting organizational commitment, dedication and loyalty of participants towards the Group;

•        foster an ownership culture within the Group which aligns the interests of participants with the interests of shareholders;

•        motivate participants to strive towards performance excellence and to maintain a high level of contribution to the Group;

•        give recognition to contributions made or to be made by participants by introducing a variable component into their remuneration package; and

•        make employee remuneration sufficiently competitive to recruit and retain staff whose contributions are important to the long-term growth and profitability of the Group.

The MetaOptics PSP will also provide the participants who have contributed to the success and development of the Group with an opportunity to participate in the equity of the Company and to motivate them towards better performance through dedication and loyalty. The MetaOptics PSP, which forms an integral and important component of a compensation plan, is designed to reward and retain the Group employees whose continuous relentless services have contributed to the well-being and success of the Group.

Scheme Administration

The MetaOptics PSP shall be administered by the Committee in its absolute discretion with such powers and duties as are conferred on it by the board of directors. A participant who is a member of the Committee shall not participate in any deliberation or decision in respect of awards to be granted to him or held by him.

The Committee shall have the power, from time to time, to make and vary such arrangements, guidelines and/or regulations (not being inconsistent with the MetaOptics PSP) for the implementation and administration of the MetaOptics PSP, to give effect to the provisions of the MetaOptics PSP and/or to enhance the benefit of the awards and the released awards to the participants, as it may, in its absolute discretion, think fit.

Eligibility

The following persons are eligible to participate in the MetaOptics PSP at the absolute discretion of the Committee, provided that, as at the award date, such person has attained the age of 21 years and is not an undischarged bankrupt and has not entered into a composition with his/her creditors:

•        employees (including executive directors) of the Company and any of its subsidiaries;

•        non-executive directors (including independent directors) of the Company and any of its subsidiaries; and

•        controlling shareholders and their associates (as such terms are defined in the MetaOptics PSP),

who, in the opinion of the Committee, have contributed or will contribute to the success of the Group.

Persons who are controlling shareholders and their associates who satisfy the criteria set out in the MetaOptics PSP shall be eligible to participate in the MetaOptics PSP, at the absolute discretion of the Committee, provided that, among other things, (i) written justification has been provided to shareholders for such person’s participation at the introduction of the MetaOptics PSP or prior to the first grant of options to him; and (ii) his participation and the actual number and terms of any options to be granted to him have been specifically approved by independent shareholders in a general meeting in separate resolutions for each such person. However, it will not be necessary to obtain the approval of the independent shareholders for participation in the MetaOptics PSP of a controlling shareholder or his associate who is, at the relevant time, already a participant.

Size

The aggregate number of shares which may be issued or transferred pursuant to awards granted under the MetaOptics PSP on any date, when added to the aggregate number of shares issued and issuable and/or transferred and transferrable in respect of all awards granted under the MetaOptics PSP and any other share-based incentive schemes of the Company and for the time being in force, will not exceed 15% of the total number of issued shares (excluding treasury shares and subsidiary holdings) on the day preceding that date.

The aggregate number of shares which may be issued or transferred pursuant to awards under the MetaOptics PSP to participants who are controlling shareholders and their associates shall not exceed 25% of the shares available under the MetaOptics PSP and such other share-based incentive schemes of the Company. The aggregate number of shares which may be issued or transferred pursuant to awards under the MetaOptics PSP to each participant who is a controlling shareholder or his associate shall not exceed 10% of the shares available under the MetaOptics PSP and such other share-based incentive schemes of the Company.

The number of shares in respect of which awards may be offered to any participant for subscription in accordance with the MetaOptics PSP shall be determined at the absolute discretion of the Committee, which may take into account (where applicable) criteria such as designation, responsibilities, past performance, number of years of service, contributions to the Group and potential for future development of such person.

Duration

The MetaOptics PSP shall continue to be in force at the discretion of the Committee, subject to a maximum period of ten years commencing on the date on which the MetaOptics PSP is adopted by the Company in a general meeting, provided always that the MetaOptics PSP may continue beyond the above stipulated period with the approval of the shareholders by ordinary resolution in general meeting and of any relevant authorities which may then be required.

The MetaOptics PSP may be terminated at any time at the discretion of the Committee, or by an ordinary resolution of the Company in general meeting, subject to all other relevant approvals which may be required and if the MetaOptics PSP is so terminated, no further awards shall be granted by the Committee hereunder.

Grant of awards

Awards represent the right conferred by the Company on a participant to be issued or transferred shares in the Company, free of charge, in accordance with the MetaOptics PSP, provided that certain prescribed performance condition(s) (if any) are met and upon expiry of the prescribed performance period.

The Committee may grant awards to eligible employees (including executive directors), non-executive directors (including independent directors), controlling shareholders and their associates, and in each case, as the Committee may select in its absolute discretion, at any time during the period when the MetaOptics PSP is in force, provided that (i) no award shall be granted during the period commencing one month before the announcement of the Company’s half year and full year financial statements (or such relevant period as prescribed under the Catalist Rules) and (ii) in the event that an announcement on any matter involving unpublished price sensitive information is made, awards may only be granted on or after the second market day from the date on which the aforesaid announcement is made.

The number of shares in respect of which awards may be offered to any participant for subscription in accordance with the MetaOptics PSP shall be determined at the absolute discretion of the Committee, which may take into account (where applicable) criteria such as designation, responsibilities, past performance, number of years of service, contributions to the Group and potential for future development of such person.

The Committee shall decide, in its absolute discretion, in relation to each award:

(i)     the participant;

(ii)    the award date;

(iii)   the number of shares which are the subject of the award;

(iv)   the performance condition(s) and the performance period during which such performance condition(s) are to be satisfied, if any;

(v)    the vesting date of such award; and

(vi)   any other condition which the Committee may determine in relation to that award, provided that the requirements under the Catalist Rules and any other regulations or requirements of the SGX-ST from time to time are complied with.

Acceptance of options

The grant of an award to a participant shall be accepted by the participant within 15 days from the award date. The participant may accept or refuse the whole but not part of the award offered. The Committee shall within 15 days of receipt of the acceptance, acknowledge the receipt thereof.

If the grant of an award is not accepted by the participant within 15 days from the award date, the award offered shall, upon the expiry of the 15-day period, automatically lapse and shall forthwith become void and cease to have effect.

Release of awards

Subject to the prevailing legislation, the Catalist Rules and the Memorandum and Articles of Association, the Company will have the flexibility to deliver shares to participants upon vesting of their awards by way of:

(i)     an allotment and issue of new shares; and/or

(ii)    the transfer of existing shares to the participant, whether such existing shares are purchased or acquired pursuant to a share buy back mandate granted by shareholders (including any renewal of such mandate) or (to the extent permitted by law) held as treasury shares.

Shares

New shares allotted and issued, and existing shares procured by the Company for transfer, to a participant on the release of an award shall (a) be subject to all the provisions of the Memorandum and Articles of Association; and (b) rank for any dividend, right, allotment or other distribution on the record date of which is on or after the relevant vesting date and (subject as aforesaid) will rank pari passu in all respects with the shares then existing.

Shares which are allotted and issued or transferred to a participant pursuant to the release of an award shall not be transferred, charged, assigned, pledged or otherwise disposed of or encumbered, in whole or in part, during the retention period, except to the extent set out in the award letter or with the prior approval of the Committee. The Company may take steps that it considers necessary or appropriate to enforce or give effect to this disposal restriction including specifying in the award letter the conditions which are to be attached to an award for the purpose of enforcing this disposal restriction.

Adjustment events

If a variation in the issued share capital of the Company (whether by way of a capitalization of profits or reserves or rights issue, reduction of capital, subdivision, consolidation, distribution or otherwise) shall take place, then:

(i)     the class and/or number of shares which are the subject of an award to the extent not yet vested; and/or

(ii)    the class and/or number of shares in respect of which future awards may be granted under the MetaOptics PSP,

shall be adjusted in such manner as the Committee may determine to be appropriate, provided that no adjustment shall be made if as a result, the participant receives a benefit that a shareholder does not receive.

Modifications

Any or all the provisions of the MetaOptics PSP may be modified and/or altered at any time and from time to time by a resolution of our board of directors, except that:

(i)     no modification or alteration shall be made which would adversely affect the rights attached to any award granted prior to such modification or alteration except with the prior consent in writing of such number of participants who, if their awards were released to them upon the performance conditions for their awards being satisfied in full, would become entitled to not less than 75% of the aggregate number of the shares which would fall to be vested upon release of all outstanding awards upon the performance conditions for all outstanding awards being satisfied in full;

(ii)    any modifications or alterations which would be to the advantage of participants under the MetaOptics PSP shall be subject to prior approval of the shareholders in general meeting; and

(iii)   no modification or alteration shall be made without the prior approval of the SGX-ST and such other regulatory authorities as may be necessary.

Foreign Private Issuer Exemption

We are a “foreign private issuer” within the meaning of the rules under the Exchange Act. As a result, in accordance with the rules and regulations of Nasdaq, we may choose to comply with home country governance requirements and certain exemptions thereunder rather than complying with Nasdaq corporate governance standards. We may choose to take advantage of the following exemptions afforded to foreign private issuers:

•        Exemption from filing quarterly reports on Form 10-Q, from filing proxy solicitation materials on Schedule 14A or 14C in connection with annual or special meetings of shareholders, from providing current reports on Form 8-K disclosing significant events within four days of their occurrence, and from the disclosure requirements of Regulation FD.

•        Exemption from Section 16 reporting rules regarding sales of ordinary shares by holders of more than 10% of our shares reporting, which will provide less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

•        Exemption from rules imposing liability under Section 16 of the Exchange Act for insiders and holders of more than 10% of our shares who profit from trades made in a short period of time.

•        Exemption from the Nasdaq rules applicable to domestic issuers requiring disclosure within four business days of any determination to grant a waiver of the code of business conduct and ethics to directors and officers. Although we will require board approval of any such waiver, we may choose not to disclose the waiver in the manner set forth in the Nasdaq rules, as permitted by the foreign private issuer exemption.

•        Exemption from the requirement that our board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

•        Exemption from the requirements that director nominees are selected, or recommended for selection by our board of directors, either by (i) independent directors constituting a majority of our board of directors’ independent directors in a vote in which only independent directors participate, or (ii) a committee comprised solely of independent directors, and that a formal written charter or board resolution, as applicable, addressing the nominations process is adopted.

Furthermore, Nasdaq Rule 5615(a)(3) provides that a foreign private issuer, such as us, may rely on our home country corporate governance practices in lieu of certain of the rules in the Nasdaq Rule 5600 Series and Rule 5250(d), provided that we nevertheless comply with Nasdaq’s Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640) and that we have an audit committee that satisfies Rule 5605(c)(3), consisting of committee members that meet the independence requirements of Rule 5605(c)(2)(A)(ii). If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance rules, we intend to comply with the Nasdaq corporate governance rules applicable to foreign private issuers, including the requirement to hold annual general meetings of shareholders.

Code of Business Conduct and Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

Prior to the effectiveness of the registration statement of which this prospectus is a part, we intend to adopt (i) a written code of business conduct and ethics; (ii) Insider Trading Policy that applies to our directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions; and (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions (collectively the “Policies”). We intend to disclose any amendments to the Policies, and any waivers of the Policies for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

PRINCIPAL SHAREHOLDERS

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus by:

•        each of our directors and executive officers; and

•        each of our principal shareholders who beneficially own 5% or more of our total outstanding ordinary shares.

The calculations in the table below are based on 242,648,260 ordinary shares issued and outstanding as of the date of this prospectus, and              ordinary shares issued and outstanding immediately after the completion of this offering. All of our issued and outstanding shares are fully paid.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we have included ordinary shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary shares beneficially owned prior to this offering		Ordinary shares beneficially owned after this offering(2)
	Number	%	Number	%
Directors and executive officers(1):
Mr. Thng Chong Kim(3)	55,204,800	22.8
Mr. Aloysius Chua Hao Peng	1,352,000	0.6
Mr. Chu Wee Liat	—	—
Ms. Jee Wee Jene(4)	30,489,200	12.6
Professor Teng Jinghua	—	—
Mr. Sonny Yuen	—	—
Mr. Sean Lee	—	—
Ms. Goh Yong Cheng	—	—
Mr. Ng Thiam Chye	—	—
All directors and executive officers as a group	87,046,000	35.9

Principal shareholders:
Angelling Capital Holdings Limited(3)	55,204,800	22.8
MST SingCo(4)	30,489,200	12.6
MMI Holdings Limited(5)	24,429,600	10.1
Aquaspring Group Limited(6)	20,193,200	8.3
Origgin Ventures Pte. Ltd.(7)	14,946,800	6.2

____________

(1)      Except as indicated otherwise below, the business address of our directors and executive officers is 81 Ayer Rajah Crescent, #01-45, Singapore 139967.

(2)      Assuming              ordinary shares are issued in this offering, not including              ordinary shares underlying the underwriters’ over-allotment option and              ordinary shares underlying the representatives’ warrants (or              ordinary shares underlying the representatives’ warrants if the underwriters’ exercise their over-allotment option in full).

(3)      Mr. Thng Chong Kim, our Executive Chairman, is deemed interested in 55,204,800 ordinary shares in the issued and paid-up share capital of our Company, representing 22.8% of the issued share capital of our Company immediately prior to this offering and       % of the issued share capital of our Company immediately after this offering, by virtue of his entire shareholdings in Angelling Capital Holdings Limited as of the date of this prospectus. Mr. Thng Chong Kim is a non-executive director of MST ListCo.

(4)      Our Non-Independent and Non-Executive Director, Ms. Jee Wee Jene is a director of MST SingCo and an executive director of MST ListCo. She currently holds 25,780,479 shares representing 17.2% in the issued share capital of MST ListCo. Dato Sri Chua Chwee Lee and Ms. Jee Wee Jene are spouses. Ms. Jee Wee Jene is deemed to be interested in approximately 53.1% of the shareholding interest in MST ListCo, taking into account her personal beneficial ownership, the interests of her spouse, and the interests held through a corporation controlled by her. Consequently, she is deemed interested in the 12.6% shareholding interest in the capital of our Company held by MST SingCo, which is a wholly-owned subsidiary of MST ListCo.

(5)      MMI Holdings Limited is a company incorporated in Singapore. To our knowledge, MMI International Ltd directly holds 100% of the issued share capital of MMI Holdings. MMI International Ltd is wholly owned by Precision Capital Pte Ltd, which is majority owned by Precision Capital Holdings Limited, which is in turn wholly owned by KKR MMI Holdings GP Limited. KKR & Co. Inc. (NYSE: KKR) (as ultimate parent company of KKR MMI Holdings GP Limited), KKR MMI Holdings GP Limited, Precision Capital Holdings Limited, Precision Capital Pte Ltd, and MMI International Ltd may also be deemed to be the beneficial owners having shared voting and dispositive power over the ordinary shares of our Company held by MMI Holdings Limited.

(6)      Mr. Lin Shui-Ching holds 100% of the entire issued share capital of Aquaspring Group Limited and has voting and dispositive power over the ordinary shares of our Company held by Aquaspring Group Limited.

(7)      Mr. Tan Kum Wah Clarence holds approximately 76% of the issued shares of Origgin Ventures Pte. Ltd. and has voting and dispositive power over the ordinary shares of our Company held by Origgin Ventures Pte. Ltd.

As of March 2, 2026, to the best of our knowledge, none of the holders of record of our ordinary shares are held by record holders in the United States.

RELATED PARTY TRANSACTIONS

Employment Agreements

See “Management — Service Agreements with Executive Officers.”

Amount Due to A Shareholder

MetaOptics Technologies and MST SingCo (each as licensee) entered into the 2021 License Agreement with Accelerate Technologies (as licensor) on December 10, 2021, pursuant to which Accelerate Technologies granted MetaOptics Technologies and MST SingCo the rights to, amongst others, use Accelerate Technologies’ technologies and intellectual property rights to develop enhancements on and to commercialize Accelerate Technologies’ 2021 Technology and the 2021 Licensed Products. As payment of the license fee, MST SingCo shall issue and allot its ordinary shares to Accelerate Technologies, representing approximately 5% of the then total issued share capital of MST SingCo.

On October 14, 2022, MST SingCo and Accelerate Technologies entered into a subscription agreement pursuant to which Accelerate Technologies subscribed for, and MST SingCo issued and allotted to Accelerate Technologies, 272,462 ordinary shares in MST SingCo at an aggregate consideration of S$2,880,000. The consideration payable by Accelerate Technologies to MST SingCo for the share subscription was settled in full by offsetting the license fee of S$2,880,000 payable by MST SingCo to Accelerate Technologies pursuant to the 2021 License Agreement. The technologies and intellectual property rights licensed under the 2021 License Agreement are related to the optics business and are solely used by Metaoptics Technologies for its continual business development. Hence, MST SingCo recognized an amount of S$2,880,000 due from MetaOptics Technologies for its use of the intellectual property rights under the 2021 License Agreement, which had been paid by MST SingCo to Accelerate Technologies through the allotment and issuance of its shares as described above.

MST SingCo has issued the MST SingCo Non-Demand Letter to us stating it has no intention to demand immediate repayment of the aforementioned amount until June 30, 2026. Subsequently, MetaOptics Technologies sent to MST SingCo the MOT to MST SingCo Acknowledgement Letter reflecting an updated repayment arrangement between the parties, which provides and acknowledges that the amount of S$2,880,000, which is non-interest-bearing, and that such amount is expected to be repaid by MetaOptics Technologies to MST SingCo from 2027 onwards and by no later than 2029, or any such time as mutually agreed by MST SingCo and MetaOptics Technologies, with the first payment in 2027 being S$250,000, the second payment in 2028 being S$630,000 and the remaining S$2,000,000 in 2029. While MST SingCo has not executed any written agreement of the terms set out in the MOT to MST SingCo Acknowledgement Letter, MST SingCo has acknowledged and confirmed that it has no intention to call for early repayment of any amount prior to 2027. Thereafter, Dato Sri Chua Chwee Lee and Jee Wee Jene, who are executive directors of MST ListCo and together are controlling shareholders of MST ListCo and, indirectly of MST SingCo, each provided an irrevocable undertaking to MetaOptics Technologies that he or she will use best efforts to procure that MST SingCo shall abide by, comply with and act in accordance with the intentions and understandings of the parties reflected in the MST SingCo Non-Demand Letter and the MOT to MST SingCo Acknowledgement Letter. Each irrevocable undertaking is evidenced by a deed governed by the laws of Singapore and executed by Dato Sri Chua Chwee Lee and Jee Wee Jene, respectively, and, as such, we will not have any repayment obligations to MST SingCo prior to 2027.

DESCRIPTION OF SHARE CAPITAL

Our Company was incorporated in the Cayman Islands on March 21, 2025 under the Companies Act as an exempted company under the name “METAOPTICS INC.” Effective June 27, 2025, we changed our name to “MetaOptics Ltd”

As of the date of this prospectus, our authorized share capital is S$50,000 divided into 200,000,000,000 ordinary shares of a par value of S$0.00000025 each as authorized by shareholders’ resolutions dated June 27, 2025. As of the date of this prospectus, there are 242,648,260 ordinary shares issued and outstanding. All of our issued and outstanding shares are fully paid. Immediately upon the completion of this offering, there will be              ordinary shares issued and outstanding, assuming the underwriters do not exercise their option to purchase additional ADSs.

We [will adopt] the Memorandum and Articles of Association, which [will become] effective [upon shareholders’ approval at our extraordinary general meeting to be held] on April 10, 2026. The following are summaries of material provisions of our Memorandum and Articles of Association and the Companies Act insofar as they relate to the material terms of our ordinary shares that we expect will become effective upon the completion of this offering.

Ordinary Shares

General.    All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Act and to our Memorandum and Articles of Association. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights.    Each ordinary share is entitled to one vote on all matters upon which the holders of ordinary shares are entitled to vote. At any general meeting a resolution put to the vote of the meeting shall be decided on a poll.

A quorum required for a meeting of shareholders consists of one or more shareholders holding in aggregate not less than one-third of the total number of issued and outstanding ordinary shares present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. An annual general meeting shall be held in each year. Extraordinary general meetings may be held at such times as may be determined by our board of directors and may be convened by a majority of our board of directors or the chairman of the board on its/his own initiative or upon a request to the directors by shareholders holding in the aggregate not less than ten percent of the total number of paid-up shares which as at that date carry the right to vote at general meetings of the Company. Advance notice of at least 14 clear days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than three-quarters of the votes attaching to the ordinary shares cast in a general meeting. A special resolution is required for important matters such as a change of name. Holders of the ordinary shares may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing share capital, and cancelling any unissued shares.

Transfer of Shares.    Subject to any applicable restrictions set forth in our Memorandum and Articles of Association, including, for example, the board of directors’ discretion to refuse to register a transfer of any share (not being a fully paid up share) to a person of whom it does not approve, or any share issued under share incentive plans for employees upon which a restriction on transfer imposed thereby still subsists, any of our shareholders may transfer all or any of his or her shares by an instrument of transfer in the usual or common form or in a form prescribed by the Nasdaq Global Market or in another form that our directors may approve.

Our directors may decline to register any transfer of any share which is not paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless:

•        such fee not exceeding S$2 as the directors may from time to time require, is paid to the Company in respect thereof; and

•        if the shares in question were issued in conjunction with rights, options, warrants or units issued pursuant to the second amended and restated memorandum and articles of association on terms that one cannot be transferred without the other, evidence satisfactory to the directors of the like transfer of such right, option, warrant or unit is provided to the directors.

Liquidation.    Subject to any future shares which are issued with specific rights, (i) if we are wound up and the assets available for distribution among our shareholders are more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed pari passu among those shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, respectively, and (ii) if we are wound up and the assets available for distribution among the shareholders as such are insufficient to repay the whole of the paid-up capital, those assets shall be distributed so that, as nearly as may be, the losses shall be borne by the shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, respectively.

If we are wound up (whether the liquidation is voluntary or by the court), the liquidator may with the sanction of our special resolution and any other sanction required by the Companies Act, divide among our shareholders in specie or kind the whole or any part of our assets (whether or not they shall consist of property of the same kind) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders.

The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.    Subject to our Memorandum and Articles of Association and to the terms of allotment our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment.

The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares.    We are empowered by the Companies Act and our Memorandum and Articles of Association to purchase our own shares, subject to certain restrictions.

Our directors may only exercise this power on our behalf, subject to the Companies Act, our Memorandum and Articles of Association and to any applicable requirements imposed from time to time by the Nasdaq, the Securities and Exchange Commission, or by any other recognized stock exchange on which our securities are listed.

Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (i) unless it is fully paid up, (ii) if such redemption or repurchase would result in there being no shares outstanding, or (iii) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares.    If at any time, our share capital is divided into different classes of shares, all or any of the special rights attached to any class of shares may be varied without the consent of the holders of the issued shares of that class where such variation is considered by the directors not to disparately reduce or restrict or otherwise have a material adverse effect upon such rights. For the avoidance of doubt, the directors reserve the right, notwithstanding that any such variation may not disparately reduce or restrict or otherwise have a material adverse effect on such rights, to obtain the sanction of an Ordinary Resolution from the holders of shares of the relevant class at a separate meeting of such class held for such purpose. The necessary quorum of such class meeting shall be one person holding or representing by proxy at least one-third of the issued shares of the class and that any holder of shares of the class present may demand a poll.

The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records.    Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles of association, our register of mortgage and charges and any special resolutions passed by our shareholders). Under Cayman Islands law, the names of our current directors can be obtained from a search conducted at the Registrar of Companies. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Shares.    Our Memorandum and Articles of Association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Subject to such limitation thereof as may be prescribed by the Nasdaq or the SGX-ST, our Memorandum and Articles of Association also authorize our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•        the designation of the series;

•        the number of shares of the series;

•        the dividend rights, dividend rates, conversion rights, voting rights; and

•        the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions.    Some provisions of our Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•        authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•        limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Register of Members

In accordance with Section 48 of the Companies Act, the register of members is prima facie evidence of the registered holders or members of shares of a company. Therefore, a person becomes a registered holder or member of shares of the company only upon entry being made in the register of members. The register of members is maintained at the Office of B.A.C.S. Private Limited, 77 Robinson Road, #06-03, Robinson 77, Singapore 068896, which provides us with share registrar services. We will perform the procedures necessary to register the shares in the register of members as required in “PART 3 — Distribution of Capital and Liability of Members of Companies and Associations” of the Companies Act, and will ensure that the entries on the register of members are made without any delay.

JPMorgan Chase Bank, N.A., as depositary will be included in our register of members as the only holder of the ordinary shares underlying the ADSs in this offering. The shares underlying the ADSs are not shares in bearer form, but are in registered form and are “non-negotiable” or “registered” shares in which case the shares underlying the ADSs can only be transferred on the books of the company in accordance with Section 166 of the Companies Act. In the event that we fail to update our register of members, the recourse of investors is directly to the depositary under the terms of the deposit agreement, which is governed by New York law.

Section 46 of the Companies Act provides that in the event we fail to update our register of members, the aggrieved party may apply for an order with the courts of the Cayman Islands for the rectification of the register. Further, the depositary will have recourse against us under the terms of the deposit agreement.

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England.

In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to United States corporations and companies incorporated in the State of Delaware.

Mergers and Similar Arrangements.    The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company, and (ii) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or class of creditors, as the case may be, with whom the arrangement is to be made that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

•        the statutory provisions as to the required majority vote have been met;

•        the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•        the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of our company to challenge actions where:

•        a company acts or proposes to act illegally or ultra vires;

•        the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•        those who control our company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from negligence, actual fraud, willful default, breach of duty or breach of trust of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a personal profit based on his or her position as director (unless the company permits him or her to do so), a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under Cayman Islands Law, a company may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held by amending the articles of association. Our Memorandum and Articles of Association allow shareholders to act by written resolutions.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

With respect to shareholder proposals, Cayman Islands law is essentially the same as Delaware law. The Companies Act does not provide shareholders with an express right to put forth any proposal before an annual general meeting of the shareholders. However, the Companies Act may provide shareholders with limited rights to requisition a general meeting, but such rights must be stipulated in the articles of association of the Company.

Any one or more shareholders holding not less than ten per cent of the total number of paid-up shares which as of the date of the requisition carry the right to vote at general meeting of the Company, by written requisition to the board of directors, to require an extraordinary general meeting to be called by the board of directors for the transaction of any business specified in such requisition.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it.

Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our Memorandum and Articles of Association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Memorandum and Articles of Association, directors may be removed with or without cause, by an ordinary resolution of our shareholders. A director shall hold office until the expiration of his or her term or his or her successor shall have been appointed and qualified, or until his or her office is otherwise vacated. In addition, a director’s office shall be vacated if the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) is found to be or becomes of unsound mind or dies; (iii) resigns his office by notice in writing to the company; (iv) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; (v) is disqualified from acting as a director in any jurisdiction for reasons other than on technical grounds; or (vi) is removed from office pursuant to any other provisions of our Memorandum and Articles of Association.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, the directors of our company are required to comply with fiduciary duties which they owe to our company under Cayman Islands laws, including the duty to ensure that, in their opinion, any such transactions must be entered into bona fide in the best interests of the company, and are entered into for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Restructuring.    A company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company:

(a)     is or is likely to become unable to pay its debts; and

(b)    intends to present a compromise or arrangement to its creditors (or classes thereof) either pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring.

The Grand Court may, among other things, make an order appointing a restructuring officer upon hearing of such petition, with such powers and to carry out such functions as the court may order. At any time (i) after the presentation of a petition for the appointment of a restructuring officer but before an order for the appointment of a restructuring officer has been made, and (ii) when an order for the appointment of a restructuring officer is made, until such order has been discharged, no suit, action or other proceedings (other than criminal proceedings) shall be proceeded with or commenced against the company, no resolution to wind up the company shall be passed, and no winding up petition may be presented against the company, except with the leave of the court. However, notwithstanding the presentation of a petition for the appointment of a restructuring officer or the appointment of a restructuring officer, a creditor who has security over the whole or part of the assets of the company is entitled to enforce the security without the leave of the court and without reference to the restructuring officer appointed.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s issued and outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances, including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the issued and outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our Memorandum and Articles of Association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the sanction of an Ordinary Resolution of the holders of the issued shares of that class at a separate meeting of the holders of the shares of that class. We may vary the rights attached to any class without the consent of the holders of the issued shares of that class where such variation is considered by the directors not to disparately reduce or restrict or otherwise have a material adverse effect upon such rights.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the issued and outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Memorandum and Articles of Association, our Memorandum and Articles of Association may only be amended by a special resolution of our shareholders.

Rights of Nonresident or Foreign Shareholders.    There are no limitations imposed by our Memorandum and Articles of Association on the rights of nonresident or foreign shareholders to hold or exercise voting rights on our shares. However, there are provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuance

On March 21, 2025, our Company issued one ordinary share of a par value of S$0.0001 to Mapcal Limited. Mapcal Limited is an affiliate company of Maples and Calder (Hong Kong) LLP, the legal adviser to our Company as to Cayman Islands law. Immediately after the incorporation of our Company on March 21, 2025, the entire issued and paid-up share capital of our Company was transferred from Mapcal Limited to Angelling Capital Holdings Limited.

On April 30, 2025, our Company issued 509,008 ordinary shares of a par value of S$0.0001 each as consideration for the purchase of 100% of the issued and paid-up share capital in MetaOptics Technologies from all of the shareholders of MetaOptics Technologies as of April 30, 2025.

On September 9, 2025, we completed our initial public offering and listing on Catalist of the SGX-ST, pursuant to which 30,000,000 new ordinary shares were placed at S$0.20 per share, raising gross proceeds of S$6.0 million. The net proceeds raised from the placement (after deducting the placement commissions and the expenses incurred in relation to the placement payable by our Company of S$2.1 million) was S$3.9 million. In addition, 2,359,632 new ordinary shares were allotted and issued to ZICO Capital Pte. Ltd., the sponsor, issue manager and placement agent, as part satisfaction of their management fees in connection with the listing.

On December 19, 2025, we completed a private placement of an aggregate of 6,685,028 new ordinary shares at a placement price of S$0.7255 per share to a number of private and corporate investors, increasing our issued share capital to 242,648,260 shares.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A. (“JPMorgan”), as depositary, will issue the ADSs that you will be entitled to receive in this offering. Each ADS will represent an ownership interest in a designated number or percentage of shares that we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary, and all holders and beneficial owners from time to time of American depositary receipts issued thereunder.

The depositary’s office is located at 270 Park Avenue, Floor 8, New York, New York 10017.

The ADS-to-share ratio is subject to amendment as provided in the form of ADR (which may give rise to fees contemplated by the form of ADR). In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you.

A beneficial owner is any person or entity having a beneficial ownership interest in ADSs. A beneficial owner need not be the holder of the ADR evidencing such ADS. If a beneficial owner is not an ADR holder, it must rely on the holder of the ADR(s) evidencing such ADSs in order to assert any rights or receive any benefits under the deposit agreement. A beneficial owner shall only be able to exercise any right or receive any benefit under the deposit agreement solely through the holder of the ADR(s) evidencing the ADSs owned by such beneficial owner. The arrangements between a beneficial owner and the holder of the corresponding ADRs may affect the beneficial owner’s ability to exercise any rights it may have.

An ADR holder shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by the ADRs registered in such ADR holder’s name for all purposes under the deposit agreement and ADRs. The depositary’s only notification obligations under the deposit agreement and the ADRs is to registered ADR holders. Notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs.

Unless certificated ADRs are specifically requested, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive that reflect your ownership of ADSs.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder or beneficial owner, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Island law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder or of a beneficial owner. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all holders and beneficial owners from time to time of ADRs issued under the deposit agreement and, in the case of a beneficial owner, from the arrangements between the beneficial owner and the holder of the corresponding ADRs. The obligations of our company and the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf.

The deposit agreement, the ADRs and the ADSs are governed by the internal laws of the State of New York without giving effect to the application of the conflict of law principles thereof. Under the deposit agreement, as an ADR holder or a beneficial owner of ADSs, you agree that any legal suit, action or proceeding against or involving us or the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated thereby, may only be instituted by you in the United States District Court for the Southern District of New York (or, in certain cases, the state courts of New York County, New York), and you irrevocably waive any objection which you may have to the laying of venue of any such proceeding and irrevocably submit to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

The following is a summary of what we believe to be the material terms of the deposit agreement. Notwithstanding this, because it is a summary, it may not contain all the information that you may otherwise deem important. For more complete information, you should read the entire deposit agreement and the form of ADR that contains the terms of your ADSs. You can read a copy of the deposit agreement, which is filed as an exhibit to the registration statement (or amendment thereto) filed with the U.S. Securities and Exchange Commission (the “SEC”) of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room, which is currently located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Distributions on Deposited Securities, Sales

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars (if it determines such conversion may be made on a reasonable basis) and, in all cases, making any necessary deductions provided for in the deposit agreement. The depositary may utilize a division, branch or affiliate of JPMorgan to direct, manage and/or execute any public and/or private sale of securities and/or property under the deposit agreement. Such division, branch and/or affiliate may charge the depositary a fee in connection with such sales, which fee is considered an expense of the depositary chargeable to holders of ADSs. All sales of securities will be handled by the depositary in accordance with its then current policies. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent. In all instances where the deposit agreement or an ADR refers to a “ sale” (or words of similar import) of securities or property, the depositary may, but shall not be obligated, to effect any such sale unless the securities to be sold are listed and publicly traded on a securities exchange or there is a public market for the property to be sold. To the extent the securities are not so listed and publicly traded or there is no public market for the property so distributed by us: (i) the depositary shall, in the event the deposit agreement is terminated and the depositary holds deposited securities that are not listed and publicly traded after the termination date of the deposit agreement, act in accordance with the termination provisions of the deposit agreement and form of ADR in respect of such securities and property; and (ii) in the event the depositary or its custodian receives a distribution other than cash, our shares and/or rights to acquire our shares, and such distribution consists of securities or property that are not distributed by the depositary the depositary will be deemed to have sold the aggregate number of securities and/or property so received for nominal value and shall have no obligation to distribute such securities or any proceeds from the deemed sale thereof to the ADR holders. Furthermore, in the event the depositary endeavors to make a sale of shares, other securities or property, such securities and/or property may be sold in a block sale or single lot transaction.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•        Cash.    The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being permissible or practicable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s and/or its agents’ fees and expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. To the extent that any of the deposited securities is not or shall not be entitled, by reason of its date of issuance, or otherwise, to receive the full amount of such cash dividend, distribution, or net proceeds of sales, the depositary shall make appropriate adjustments in the amounts distributed to the ADR holders issued in respect of such deposited securities. To the extent we or the depositary shall be required to withhold and do withhold from any cash dividend, distribution or net proceeds from sales in respect of any deposited securities an amount on account of taxes, the amount distributed on the ADSs issued in respect of such deposited securities shall be reduced accordingly.

To the extent the depositary determines in its discretion that it would not be permitted by applicable law, rule or regulation, or it would not otherwise be practicable, to convert foreign currency into U.S. dollars and distribute such U.S. dollars to some or all of the ADR holders entitled thereto, the depositary may in its discretion distribute some or all of the foreign currency received by the depositary as it deems permissible and practicable to, or retain and hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of, the ADR holders entitled to receive the same. To the extent the depositary retains and holds any cash, foreign currency, securities or other property as permitted under the deposit agreement, any and all fees, charges and expenses related to, or arising from, the holding thereof shall be paid from such cash, foreign currency, securities or other property, or the net proceeds from the sale thereof, thereby reducing the amount so held. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•        Shares.    In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares that would result in fractional ADSs will be sold and the net proceeds of the public or private sales of such will be distributed in the same manner as cash to the ADR holders entitled thereto.

•        Rights to receive additional shares.    In the case of a distribution of rights to subscribe for additional shares or other rights, if we timely provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not timely furnish such evidence, the depositary may:

(i)     sell such rights if practicable and distribute the net proceeds of the public or private sales of such rights in the same manner as cash to the ADR holders entitled thereto; or

(ii)    if it is not practicable to sell such rights by reason of the non-transferability of the rights, limited markets therefor, their short duration or otherwise, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing and the rights may lapse.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•        Other Distributions.    In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds of public or private sales in the same way it distributes cash.

•        Elective Distributions.    In the case of a dividend payable at the election of our shareholders in cash or in additional ordinary shares, we will notify the depositary at least 30 days prior to the proposed distribution stating whether or not we wish such elective distribution to be made available to ADR holders. The depositary shall make such elective distribution available to ADR holders only if (i) we shall have timely requested that the elective distribution is available to ADR holders, (ii) the depositary shall have determined that such distribution is reasonably practicable and (iii) the depositary shall have received satisfactory documentation within the terms of the deposit agreement including any legal opinions of counsel that the depositary in its reasonable discretion may request. If the above conditions are not satisfied, the depositary shall, to the extent permitted by law, distribute to the ADR holders, on the basis of the same determination as is made in the local market in respect of the ordinary shares for which no election is made, either (x) cash or (y) additional ADSs representing such additional ordinary shares. If the above conditions are satisfied, the depositary shall establish procedures to enable ADR holders to elect the receipt of the proposed dividend in cash or in additional ADSs. There can be no assurance that ADR holders or beneficial owners of ADSs generally, or any ADR holder or beneficial owner of ADSs in particular, will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of ordinary shares.

If the depositary determines in its sole discretion that any distribution described above is not practicable with respect to any or all ADR holders, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of some or all of any cash, foreign currency, securities or other property (or appropriate documents evidencing the right to receive some or all of any such cash, foreign currency, security or other property), and/or it may retain some or all of such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items. To the extent the depositary does not reasonably believe it will be permitted by applicable law, rule or regulation to convert foreign currency into U.S. dollars and distribute such U.S. dollars to some or all of the ADR holders, the depositary may in its discretion distribute the foreign currency received by the depositary to, or hold such foreign currency uninvested and without liability for interest thereon for the respective accounts of, the ADR holders entitled to receive the same. To the extent the depositary holds such foreign currency, any and all costs and expenses related to, or arising from, the holding of such foreign currency shall be paid from such foreign currency thereby reducing the amount so held.

Any U.S. dollars will be paid via wire transfer and/or distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it fails to determine that any distribution or action is lawful or reasonably practicable.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.    All purchases and sales of securities will be handled by the depositary in accordance with its then current policies, which are currently set forth on the “Disclosures” page (or successor page) of www.adr.com (as updated by the depositary from time to time, “ADR.com”).

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation and shall, at the time of such deposit, be registered in the name of “JPMorgan Chase Bank, N.A., as depositary for the benefit of holders of ADRs” or in such other name as the depositary shall direct.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account and to the order of the depositary, in each case for the benefit of ADR holders, to the extent not prohibited by law. ADR holders and beneficial owners thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities.”

Deposited securities are not intended to, and shall not, constitute proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in deposited securities is intended to be, and shall at all times during the term of the deposit agreement continue to be, vested in the beneficial owners of the ADSs representing such deposited securities. Notwithstanding anything else contained herein, in the deposit agreement, in the form of ADR and/or in any outstanding ADSs, the depositary, the custodian and their respective nominees are intended to be, and shall at all times during the term of the deposit agreement be, the record holder(s) only of the deposited securities represented by the ADSs for the benefit of the ADR holders. The depositary, on its own behalf and on behalf of the custodian and their respective nominees, disclaims any beneficial ownership interest in the deposited securities held on behalf of the ADR holders.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such ADR holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, subject to the provisions of or governing our shares (including, without limitation, our governing documents and all applicable laws, rules and regulations), the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. Delivery of deposited securities in certificated form will be made at the custodian’s office (or from the custodian to the extent dematerialized). At your risk, expense and request, the depositary may deliver deposited securities (including any certificates therefor) at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•        temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•        the payment of fees, taxes and similar charges; or

•        compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates (which, to the extent applicable, shall be as near as practicable to any corresponding record dates set by us) for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•        to receive any distribution on or in respect of deposited securities,

•        to give instructions for the exercise of voting rights,

•        to pay any fees assessed by, or owing to, the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•        to receive any notice or to act or be obligated in respect of other matters, all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receipt from us of notice of any meeting at which the holders of shares are entitled to vote, or of our solicitation of consents or proxies from holders of shares, the depositary shall fix the ADS record date in accordance with the provisions of the deposit agreement, provided that if the depositary receives a written request from us in a timely manner and at least thirty (30) days prior to the date of such vote or meeting, the depositary shall, at our expense, distribute to the registered ADR holders a “voting notice” stating (i) final information particular to such vote and meeting and any solicitation materials, (ii) that each ADR holder on the record date set by the depositary will, subject to any applicable provisions of the laws of the Cayman Islands, be entitled to instruct the depositary as to the exercise of the voting rights, if any, pertaining to the deposited securities represented by the ADSs evidenced by such ADR holder’s ADRs and (iii) the manner in which such instructions may be given, including instructions for giving a discretionary proxy to a person designated by us. Each ADR holder shall be solely responsible for the forwarding of voting notices to the beneficial owners of ADSs registered in such ADR holder’s name. There is no guarantee that ADR holders and beneficial owners generally or any holder or beneficial owner in particular will receive the notice described above with sufficient time to enable such ADR holder or beneficial owner to return any voting instructions to the depositary in a timely manner.

Following actual receipt by the ADR department responsible for proxies and voting of ADR holders’ instructions (including, without limitation, instructions of any entity or entities acting on behalf of the nominee for the Depository Trust Company (the “DTC”), the depositary shall, in the manner and on or before the time established by the depositary for such purpose, endeavor to vote or cause to be voted the deposited securities represented by the ADSs evidenced by such ADR holders’ ADRs in accordance with such instructions insofar as practicable and permitted under the provisions of or governing deposited securities. Under our Memorandum and Articles of Association, voting at any meeting of our shareholders is by poll.

ADR holders are strongly encouraged to forward their voting instructions to the depositary as soon as possible. For instructions to be valid, the ADR department of the depositary that is responsible for proxies and voting must receive them in the manner and on or before the time specified, notwithstanding that such instructions may have been physically received by the depositary prior to such time. The depositary will not itself exercise any voting discretion in respect of deposited securities. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any voting instructions are given, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy pursuant to the terms of the deposit agreement, or for the effect of any such vote.

Notwithstanding anything contained in the deposit agreement or any ADR, the depositary may, to the extent not prohibited by any law, rule or regulation, or by the rules, regulations or requirements of any stock exchange on which the ADSs are listed, in lieu of distribution of the materials provided to the depositary in connection with any meeting of or solicitation of consents or proxies from holders of deposited securities, distribute to the registered holders of ADRs a notice that provides such ADR holders with or otherwise publicizes to such ADR holders instructions on how to retrieve such materials or receive such materials upon request (i.e., by reference to a website containing the materials for retrieval or a contact for requesting copies of the materials).

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities, are available for inspection by ADR holders at the offices of the depositary in the United States, on the SEC’s internet website or upon request to the depositary (which request may be refused by the depositary at its discretion).

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADSs are cancelled or reduced for any other reason, a fee of up to $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional fees, charges and expenses shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•        a fee of up to US$0.05 per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;

•        an aggregate fee of up to US$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•        an amount for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian, as well as charges and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law, rule or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

•        a fee of up to $0.05 per ADS held for the direct or indirect distribution of securities (other than ADSs or rights to purchase additional ADSs) or the net cash proceeds from the public or private sale of such securities, regardless of whether any such distribution and/or sale is made by, for, or received from, or (in each case) on behalf of, the depositary, us and/or any third party (which fee may be assessed against ADR holders as of a record date set by the depositary);

•        stock transfer or other taxes and other governmental charges;

•        a transaction fee per cancellation request (including any cancellation request made through SWIFT, facsimile transmission or any other method of communication) as disclosed on the “Disclosures” page (or successor page) of www.adr.com (as updated by the depositary from time to time, “ADR.com”) and any applicable delivery expenses (which are payable by such persons or ADR holders);

•        transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•        fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

To facilitate the administration of various depositary receipt transactions, including disbursement of dividends or other cash distributions and other corporate actions, the depositary may engage the foreign exchange desk within the banking division of JPMorgan (the “Bank”) and/or its affiliates in order to enter into spot foreign exchange transactions to convert foreign currency into U.S. dollars. For certain currencies, foreign exchange transactions are entered into with the Bank or an affiliate, as the case may be, acting in a principal capacity. For other currencies, foreign exchange transactions are routed directly to and managed by an unaffiliated local custodian (or other third party local liquidity provider), and neither the Bank nor any of its affiliates is a party to such foreign exchange transactions.

The foreign exchange rate applied to a foreign exchange transaction will be either (a) a published benchmark rate, or (b) a rate determined by a third party local liquidity provider, in each case plus or minus a spread, as applicable. The depositary will disclose which foreign exchange rate and spread, if any, apply to such currency on the “Disclosures” page (or successor page) of ADR.com. Such applicable foreign exchange rate and spread may (and neither the depositary, the Bank nor any of their affiliates is under any obligation to ensure that such rate does not) differ from rates and spreads at which comparable transactions are entered into with other customers or the range of foreign exchange rates and spreads at which the Bank or any of its affiliates enters into foreign exchange transactions in the relevant currency pair on the date of the foreign exchange transaction. Additionally, the timing of execution of a foreign exchange transaction varies according to local market dynamics, which may include regulatory requirements, market hours and liquidity in the foreign exchange market or other factors. Furthermore, the Bank and its affiliates may manage the associated risks of their position in the market in a manner they deem appropriate without regard to the impact of such activities on the depositary, us, ADR holders or beneficial owners. The spread applied does not reflect any gains or losses that may be earned or incurred by the Bank and its affiliates as a result of risk management or other hedging related activity.

Notwithstanding the foregoing, to the extent we provide U.S. dollars to the depositary, neither the Bank nor any of its affiliates will execute a foreign exchange transaction as set forth herein. In such case, the depositary will distribute the U.S. dollars received from us.

Further details relating to the applicable foreign exchange rate, the applicable spread and the execution of foreign exchange transactions will be provided by the depositary on ADR.com. Each holder and beneficial owner by holding or owning an ADR or ADS or an interest therein, and we, each acknowledge and agree that the terms applicable to foreign exchange transactions disclosed from time to time on ADR.com will apply to any foreign exchange transaction executed pursuant to the deposit agreement.

We will pay all other fees, charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary.

The right of the depositary to charge and receive payment of fees, charges and expenses survives the termination of the deposit agreement, and shall extend for those fees, charges and expenses incurred prior to the effectiveness of any resignation or removal of the depositary.

The fees and charges described above may be amended from time to time by agreement between us and the depositary.

The depositary anticipates reimbursing us for certain expenses incurred by us that are related to the establishment and maintenance of the ADR program upon such terms and conditions as we and the depositary may agree from time to time. The depositary may make available to us a set amount or a portion of the depositary fees charged in respect of the ADR program or otherwise upon such terms and conditions as we and the depositary may agree from time to time. Under certain limited circumstances the depositary may also agree to reduce or waive certain fees that would normally be charged on ADSs issued to or at the director of, or otherwise held by, us and/or certain holders and beneficial owners and holders and beneficial owners of shares of ours. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary will generally set off the amounts owing from distributions made to holders of ADSs. If, however, no distribution exists and payment owing is not timely received by the depositary, the depositary may refuse to provide any further services to ADR holders that have not paid those fees and expenses owing until such fees and expenses have been paid. At the discretion of the depositary, all fees and charges owing under the deposit agreement are due in advance and/or when declared owing by the depositary.

Payment of Taxes

ADR holders and/or beneficial owners must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If any taxes or other governmental charges (including any penalties and/or interest) shall become payable by or on behalf of the custodian or the depositary with respect to any ADR, any deposited securities represented by the ADSs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the ADR holder thereof to the depositary and by holding or owning, or having held or owned, an ADR or any ADSs evidenced thereby, the ADR holder and all beneficial owners thereof, and all prior ADR holders and beneficial owners thereof, jointly and severally, agree to indemnify, defend and save harmless each of the depositary and its agents in respect of such tax or other governmental charge. Notwithstanding the depositary’s right to seek payment from current or former ADR holders and beneficial owners, each ADR holder and beneficial owner, and each prior ADR holder and beneficial owner, by holding or owning, or having held or owned, an ADR or an interest in ADSs acknowledges and agrees that the depositary has no obligation to seek payment of amounts owing from any current or prior beneficial owner. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case, the ADR holder remains liable for any shortfall. If any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of ADRs or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) in such amounts and in such manner as the depositary deems necessary and practicable to pay such taxes and distribute any remaining net proceeds or the balance of any such property after deduction of such taxes to the ADR holders entitled thereto. Neither we nor the depositary nor any of our or its respective agents, shall be liable to ADR holders or beneficial owners of the ADSs for failure of any of them to comply with applicable tax laws, rules and/or regulations.

As an ADR holder or beneficial owner, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective officers, directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained, which obligations shall survive any transfer or surrender of ADSs or the termination of the deposit agreement.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions of shares or other property not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to, and shall if reasonably requested by us:

•        amend the form of ADR;

•        distribute additional or amended ADRs;

•        distribute cash, securities or other property it has received in connection with such actions;

•        sell by public or private sale any securities or property received and distribute the proceeds as cash; or

•        none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least thirty (30) days’ notice of any amendment that imposes or increases any fees on a per ADS basis, charges or expenses (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, a transaction fee per cancellation request (including any cancellation request made through SWIFT, facsimile transmission or any other method of communication), applicable delivery expenses or other such fees, charges or expenses), or otherwise prejudices any substantial existing right of ADR holders or beneficial owners. Such notice need not describe in detail the specific amendments effectuated thereby, but must identify to ADR holders and beneficial owners a means to access the text of such amendment. If an ADR holder or beneficial owner continues to hold an ADR or ADRs, or an interest therein, after being so notified, such ADR holder and any beneficial owner are deemed to agree to such amendment and to be bound by the deposit agreement as so amended. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

Any amendments or supplements that (i) are reasonably necessary (as agreed by us and the depositary) in order for (a) the ADSs to be registered on Form F-6 under the Securities Act or (b) the ADSs or shares to be traded solely in electronic book-entry form and (ii) do not in either such case impose or increase any fees or charges to be borne by ADR holders, shall be deemed not to prejudice any substantial rights of ADR holders or beneficial owners. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations that would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the form of ADR (and all outstanding ADRs) at any time in accordance with such changed laws, rules or regulations. Such amendment or supplement to the deposit agreement in such circumstances may become effective before a notice of such amendment or supplement is given to ADR holders or within any other period of time as required for compliance.

Notice of any amendment to the deposit agreement or form of ADRs shall not need to describe in detail the specific amendments effectuated thereby, and failure to describe the specific amendments in any such notice shall not render such notice invalid, provided, however, that, in each such case, the notice given to the ADR holders identifies a means for ADR holders and beneficial owners to retrieve or receive the text of such amendment (i.e., upon retrieval from the SEC’s, the depositary’s or our website or upon request from the depositary).

How may the deposit agreement be terminated?

The depositary may at any time, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least thirty (30) days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered ADR holders unless a successor depositary shall not be operating under the deposit agreement within sixty (60) days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 60th day after our notice of removal was first provided to the depositary. Notwithstanding anything to the contrary in the deposit agreement, the depositary may terminate the deposit agreement (a) without notifying us, but subject to giving thirty (30) days’ notice to the ADR holders, under the following circumstances: (i) in the event of our bankruptcy, liquidation proceedings or insolvency, (ii) if our shares are delisted from a “national securities exchange” (that has registered with the Commission under Section 6 of the Securities Exchange Act of 1934), (iii) if we effect (or will effect) a redemption of all or substantially all of the deposited securities, or a cash or share distribution representing a return of all or substantially all of the value of the deposited securities, (iv) there are no deposited securities with respect to ADSs remaining, including if the deposited securities are cancelled, or the deposit securities have been deemed to have no value, or (v) there occurs a merger, consolidation, sale of assets or other transaction as a result of which securities or other property are delivered in exchange for or in lieu of deposited securities, and (b) immediately without prior notice to the Company, any ADR holder or beneficial owner or any other person if (i) required by any law, rule or regulation relating to sanctions by any governmental authority or body, (ii) the depositary would be subject to liability under or pursuant to any law, rule or regulation, or (iii) required by any governmental authority or body, in each case under (b) as determined by the depositary in its reasonable discretion.

If our shares are not listed and publicly traded on a stock exchange or in a securities market as of the date so fixed for termination or if, for any reason, the depositary does not sell the deposited securities, then after such date fixed for termination, the depositary shall use its reasonable efforts to ensure that the ADSs cease to be eligible for settlement within DTC and that neither DTC nor any of its nominees shall thereafter be an ADR holder. At such time as the ADSs cease to be DTC eligible and/or neither DTC nor any of its nominees is an ADR holder, to the extent we are not, to the depositary’s knowledge, insolvent or in bankruptcy or liquidation, the depositary shall (A) cancel all outstanding ADRs; (B) request DTC to provide the depositary with information on those holding ADSs through DTC and, upon receipt thereof, revise the ADR register to reflect the information provided by DTC; (C) instruct its custodian to deliver all deposited securities to us, a subsidiary or affiliate of ours (the company representative) or an independent trust company engaged by us (the trustee) to hold those deposited securities in trust for the beneficial owners of the ADRs if we are not permitted to hold any of the deposited securities under applicable law and/or we have directed the depositary to deliver such deposited securities to the company representative or trustee along with a stock transfer form and/or such other instruments of transfer covering such deposited securities as are needed under applicable law, in either case referring to the names set forth on the ADR register and (D) provide us with a copy of the ADR register.

Upon receipt of any instrument of transfer covering such deposited securities, any applicable share certificate or indemnity for lost share certificate and the ADR Register, we have agreed that we will, approve the transfer of the deposited securities previously represented by the ADSs evidenced by their ADRs the persons listed on the ADR register (as applicable), procure the relevant updates to the register of members of the Company to reflect the transfer of the deposited securities previously represented by their ADRs to the persons listed on the ADR register (as applicable) and provide the depositary with a certified copy of the updated register of our shareholders.

To the extent the depositary reasonably believes that we are insolvent, or if we are in receivership, have filed for bankruptcy and/or are otherwise in restructuring, administration or liquidation, and in any such case the deposited securities are not listed and publicly traded on a securities exchange after the termination date, or if, for any reason, the depositary believes it is not able to or cannot practicably sell the deposited securities promptly and without undue effort, the deposited securities shall be deemed to have no value (and such holder shall be deemed to have instructed the depositary that the deposited securities have no value). The depositary may (and, by holding an ADR or an interest therein, all holders irrevocably consent and agree that the depositary may) instruct its custodian to deliver all deposited securities to us (acting, as applicable by an administrator, receiver, administrative receiver, liquidator, provisional liquidator, restructuring officer, interim restructuring officer, trustee, controller or other entity overseeing the bankruptcy, insolvency, administration, restructuring or liquidation process) and notify us that the deposited shares are surrendered for no consideration. The deposit agreement requires us, subject to applicable law, to promptly accept the surrender of the deposited shares for no consideration and deliver to the depositary a written notice confirming (A) the acceptance of the surrender of the deposited securities for no consideration and (B) the cancellation of such deposited shares. Promptly after notifying us that the deposited shares are surrendered for no consideration and irrespective of whether we haves complied with the immediately preceding sentence, the depositary shall notify ADR holders that their ADSs have been cancelled with no consideration being payable to such ADR holders.

Upon the depositary’s compliance with the provisions of any of the above three paragraphs, the depositary and its agents shall be discharged from all, and cease to have any, obligations under the deposit agreement and the ADRs.

If our shares are listed and publicly traded on a securities exchange and the depositary believes that it is able, permissible and practicable to sell the deposited securities without undue effort, then the depositary may endeavor to publicly or privately sell (as long as it may lawfully do so) the deposited securities, which sale may be effected in a block sale/single lot transaction and, after the settlement of such sale(s), to the extent legally permissible and practicable, distribute or hold in an account (which may be a segregated or unsegregated account) the net proceeds of such sale(s), less any amounts owing to the depositary (including, without limitation, cancellation fees), together with any other cash then held by it under the deposit agreement, in trust, without liability for interest, for the pro rata benefit of the holders entitled thereto. After making such sale, the depositary shall be discharged from all obligations in respect of the deposit agreement and the ADRs, except to account for such net proceeds and other cash.

Notwithstanding anything to the contrary, in connection with any such termination, the depositary may, in its sole discretion and without notice to us, establish an unsponsored American depositary share program (on such terms as the depositary may determine) for our shares and make available to ADR holders a means to withdraw the shares represented by the ADSs issued under the deposit agreement and to direct the deposit of such shares into such unsponsored American depositary share program, subject, in each case, to receipt by the depositary, at its discretion, of the fees, charges and expenses provided for under the deposit agreement and the fees, charges and expenses applicable to the unsponsored American depositary share program.

Limitations on Obligations and Liability

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders, beneficial owners and others

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time in the case of the production of proofs as described below, we or the depositary or its custodian may require:

•        payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•        the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial or other ownership of, or interest in, any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•        compliance with such regulations as the depositary may establish consistent with the deposit agreement or as the depositary believes are required, necessary or advisable in order to comply with applicable laws, rules and regulations.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed required, necessary or advisable by the depositary for any reason provided that the ability to withdraw shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities. The depositary may close the ADR register (and/or any portion thereof) at any time or from time to time when deemed expedient by it.

The deposit agreement expressly limits the obligations and liability of the depositary, the depositary’s custodian or ourselves and each of our and their respective directors, officers, employees, agents and affiliates, provided, however, that no provision of the deposit agreement is intended to constitute a waiver or limitation of any rights that ADR holders or beneficial owners may have under the Securities Act or the Securities Exchange Act of 1934, to the extent applicable. The deposit agreement provides that each of us, the depositary and our respective directors, officers, employees, agents and affiliates will:

•        incur or assume no liability (including, without limitation, to ADR holders or beneficial owners) if any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the Republic of Singapore or any other country or jurisdiction, or of any governmental or regulatory authority or any securities exchange or market or automated quotation system, the provisions of or governing any Deposited Securities, any present or future provision of the Company’s charter, any act of God, war, terrorism, epidemic, pandemic, nationalization, expropriation, currency restrictions, extraordinary market conditions, work stoppage, strike, civil unrest, revolutions, rebellions, explosions, cyber, ransomware or malware attack, computer failure or circumstance our, the depositary’s or our respective directors’, officers’, employees’, agents’ or affiliates’ direct and immediate control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the deposit agreement or the ADRs provide shall be done or performed by any such party (including, without limitation, voting);

•        incur or assume no liability (including, without limitation, to ADR holders or beneficial owners) by reason of any non-performance or delay, caused as aforesaid, in the performance of any act or things which by the terms of the deposit agreement it is provided shall or may be done or performed or any exercise or failure to exercise discretion under the deposit agreement or the ADRs including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable;

•        in the case of the depositary and its agents, incur or assume no liability (including, without limitation, to holders or beneficial owners) if it performs its obligations specifically set forth in the deposit agreement and ADRs without gross negligence or willful misconduct;

•        in the case of the depositary and its agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities the ADSs or the ADRs;

•        in the case of us and our agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities the ADSs or the ADRs, which in our or our agents’ opinion, as the case may be, may involve us in expense or liability, unless indemnity satisfactory to us or our agent, as the case may be against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be requested;

•        not be liable (including, without limitation, to ADR holders or beneficial owners) for any action or inaction by it in reliance upon the advice of or information from any legal counsel, any accountant, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information and/or, in the case of the depositary, from us provided that the foregoing shall not apply to our indemnification obligations under the deposit agreement; or

•        may rely and shall be protected in acting upon any written notice, request, direction, instruction or document believed by it to be genuine and to have been signed, presented or given by the proper party or parties.

The depositary shall not be a fiduciary or have any fiduciary duty to ADR holders or beneficial owners.

The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan. Notwithstanding anything to the contrary contained in the deposit agreement or any ADRs, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, any act or omission to act on the part of the custodian except to the extent that any registered ADR holder has incurred liability directly as a result of the custodian having (i) committed fraud or willful misconduct in the provision of custodial services to the depositary or (ii) failed to use reasonable care in the provision of custodial services to the depositary as determined in accordance with the standards prevailing in the jurisdiction in which the custodian is located. The depositary and the custodian(s) may use third party delivery services and providers of information regarding matters such as, but not limited to, pricing, proxy voting, corporate actions, class action litigation and other services in connection with the ADRs and the deposit agreement, and use local agents to provide services such as, but not limited to, attendance at any meetings of security holders of issuers. Although the depositary and the custodian will use reasonable care (and cause their agents to use reasonable care) in the selection and retention of such third-party providers and local agents, they will not be responsible for any errors or omissions made by them in providing the relevant information or services.

The depositary has no obligation to inform ADR holders or beneficial owners about the requirements of the laws, rules or regulations or any changes therein or thereto of the Cayman Islands, the Republic of Singapore, the United States or any other country or jurisdiction or of any governmental or regulatory authority or any securities exchange or market or automated quotation system.

Additionally, none of the depositary, the custodian or us, or any of their or our respective directors, officers, employees, agents or affiliates shall be liable for the failure by any registered holder of ADRs or beneficial owner to obtain the benefits of credits or refunds of non-U.S. tax paid against such ADR holder’s or beneficial owner’s income tax liability. The depositary is under no obligation to provide the ADR holders and beneficial owners, or any of them, with any information about our tax status. None of us, the depositary, the custodian or any of our or their respective directors, officers, employees, agents or affiliates shall incur any liability for any tax or tax consequences that may be incurred by registered ADR holders or beneficial owners on account of their ownership or disposition of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any voting instructions are given, including instructions to give a discretionary proxy to a person designated by us, for the manner in which any vote is cast, including, without limitation, any vote cast by a person to whom the depositary is instructed to grant a discretionary proxy pursuant to the terms of the deposit agreement, or for the effect of any such vote. The depositary shall endeavor to effect any sale of securities or other property and any conversion of currency, securities or other property, in each case as is referred to or contemplated in the deposit agreement or the form of ADR, in accordance with the depositary’s normal practices and procedures under the circumstances applicable to such sale or conversion, but shall have no liability (in the absence of its own willful default or gross negligence or that of its agents, officers, directors or employees) with respect to the terms of any such sale or conversion, including the price at which such sale or conversion is effected, or if such sale or conversion shall not be practicable, or shall not be believed, deemed or determined to be practicable by the depositary. Specifically, the depositary shall not have any liability for the price received in connection with any public or private sale of securities (including, without limitation, for any sale made at a nominal price), the timing thereof or any delay in action or omission to act nor shall it be responsible for any error or delay in action, omission to act, default or negligence on the part of the party so retained in connection with any such sale or proposed sale. The depositary shall not incur any liability in connection with or arising from any failure, inability or refusal by us or any other party, including any share registrar, transfer agent or other agent appointed by us or the depositary or any other party, to process any transfer, delivery or distribution of cash, shares, other securities or other property, including without limitation upon the termination of the deposit agreement, or otherwise to comply with any provisions of the deposit agreement that are applicable to it. The depositary may rely upon instructions from us or our counsel in respect of any approval or license required for any currency conversion, transfer or distribution. The depositary shall not incur any liability for the content of any information submitted to it by us or on our behalf for distribution to ADR holders or for any inaccuracy of any translation thereof, for any investment risk associated with acquiring an interest in the deposited securities, for the validity or worth of the deposited securities, for the credit-worthiness of any third party, for allowing any rights to lapse upon the terms of the deposit agreement or for the failure or timeliness of any notice from us. The depositary shall not be liable for any acts or omissions made by a successor depositary whether in connection with a previous act or omission of the depositary or in connection with any matter arising wholly after the removal or resignation of the depositary. Neither the depositary nor any of its agents shall be liable for any indirect, special, punitive or consequential damages (including, without limitation, legal fees and expenses) or lost profits, in each case of any form incurred by any person or entity (including, without limitation ADR holders or beneficial owners), whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

In the deposit agreement each party thereto (including, for avoidance of doubt, each ADR holder and beneficial owner) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of or relating to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory). No provision of the deposit agreement or the ADRs is intended to constitute a waiver or limitation of any rights which an ADR holder or any beneficial owner may have under the Securities Act or the Securities Exchange Act of 1934, to the extent applicable.

The depositary and its agents may own and deal in any class of securities of our company and our affiliates and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of, or interest in, deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you as ADR holders or beneficial owners agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other ADR holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register (and/or any portion thereof) may be closed at any time or from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Appointment

In the deposit agreement, each registered holder of ADRs and each beneficial owner, upon acceptance of any ADSs or ADRs (or any interest in any of them) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•        be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs,

•        appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof; and

•        acknowledge and agree that (i) nothing in the deposit agreement or any ADR shall give rise to a partnership or joint venture among the parties thereto, nor establish a fiduciary or similar relationship among such parties, (ii) the depositary, its divisions, branches and affiliates, and their respective agents, may from time to time be in the possession of non-public information about us, ADR holders, beneficial owners and/or their respective affiliates, (iii) the depositary and its divisions, branches and affiliates may at any time have multiple banking relationships with us, ADR holders, beneficial owners and/or the affiliates of any of them, (iv) the depositary and its divisions, branches and affiliates may, from time to time, be engaged in transactions in which parties adverse to us, ADR holders, or beneficial owners may have interests, (v) nothing contained in the deposit agreement or any ADR(s) shall (A) preclude the depositary or any of its divisions, branches or affiliates from engaging in any such transactions or establishing or maintaining any such relationships, or (B) obligate the depositary or any of its divisions, branches or affiliates to disclose any such transactions or relationships or to account for any profit made or payment received in any such transactions or relationships, (vi) the depositary shall not be deemed to have knowledge of any information held by any branch, division or affiliate of the depositary and (vii) notice to an ADR holder shall be deemed, for all purposes of the deposit agreement and the ADRs, to constitute notice to any and all beneficial owners of the ADSs evidenced by such ADR holder’s ADRs. For all purposes under the deposit agreement and the ADRs, the ADR holders thereof shall be deemed to have all requisite authority to act on behalf of any and all beneficial owners of the ADSs evidenced by such ADRs.

Consent to Jurisdiction

In the deposit agreement, we have submitted to the non-exclusive jurisdiction of the state and federal courts in New York, New York and appointed an agent for service of process on our behalf. Any action based on the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby may also be instituted by the depositary against us in any competent court in the Republic of Singapore, the Cayman Islands, the United States and/or any other court of competent jurisdiction.

Under the deposit agreement, by holding or owning an ADR or ADS or an interest therein, holders and beneficial owners each irrevocably agree that (i) any legal suit, action or proceeding against or involving holders or beneficial owners brought by us or the depositary, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, may be instituted in a state or federal court in New York, New York, and by holding or owning an ADR or ADS or an interest therein each irrevocably waives any objection that it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding and (ii) any legal suit, action or proceeding against or involving us and/or the depositary brought by holders or beneficial owners, arising out of or based upon the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, including, without limitation, claims under the Securities Act of 1933, may be instituted only in the United States District Court for the Southern District of New York (or in the state courts of New York County in New York if either (a) the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute or (b) the designation of the United States District Court for the Southern District of New York as the exclusive forum for any particular dispute is, or becomes, invalid, illegal or unenforceable). In the deposit agreement each holder and beneficial owner irrevocably waives any objection which it may at any time have to the laying of venue of any such proceeding, and irrevocably submits to the jurisdiction of such courts in any such suit, action or proceeding.

Notwithstanding anything in the deposit agreement to the contrary, by directly or indirectly holding or owing an ADR or ADS or an interest therein, holders and beneficial owners each agree that: (i) the depositary may, in its sole discretion, elect to institute any dispute, suit, action, controversy, claim or proceeding directly or indirectly based on, arising out of or relating to the deposit agreement, the ADSs, the ADRs or the transactions contemplated therein or thereby, including without limitation any question regarding its or their existence, validity, interpretation, performance or termination against any other party or parties, by having such dispute referred to and finally resolved by an arbitration. Any such arbitration shall, at the depositary’s election, be conducted either in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in Hong Kong following the arbitration rules of the United Nations Commission on International Trade Law (UNCITRAL) with the Hong Kong International Arbitration Centre serving as the appointing authority and the language of any such arbitration shall be English. In all cases, the fees of the arbitrators and other costs incurred by the parties in connection with such arbitration shall be paid by the party (or parties) that is (or are) unsuccessful in such arbitration. Holders and beneficial owners shall not be entitled to join or consolidate disputes by or against others in any arbitration, or to include in any arbitration any dispute as a representative or member of a class, or act in any arbitration in the interest of the general public or in a private attorney general capacity.

Jury Trial Waiver

In the deposit agreement, each party thereto (including, for the avoidance of doubt, each holder and beneficial owner of, and/or holder of interests in, ADSs or ADRs) irrevocably waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in any suit, action or proceeding against the depositary and/or us directly or indirectly arising out of, based on or relating in any way to the shares or other deposited securities, the ADSs or the ADRs, the deposit agreement or any transaction contemplated therein, or the breach thereof (whether based on contract, tort, common law or any other theory), including any claim under the U.S. federal securities laws.

If we or the depositary were to oppose a jury trial demand based on such waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable state and federal law, including whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. The waiver to right to a jury trial in the deposit agreement is not intended to be deemed a waiver by any holder or beneficial owner of our or the depositary’s compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

CONVERSION BETWEEN ORDINARY SHARES AND ADSs

Dealings and Settlement of Ordinary Shares in Singapore

Dealings in our ordinary shares on Catalist of the SGX-ST are conducted in Singapore dollars. Our ordinary shares are traded on SGX-ST in board lot of 100 ordinary shares. The transaction costs of dealings in our ordinary shares on Catalist of the SGX-ST include:

•        A fee of S$10.00 (subject to GST at the prevailing rate) for each withdrawal of 1,000 Shares or less and a fee of S$25.00 (subject to GST at the prevailing rate) for each withdrawal of more than 1,000 Shares is payable upon withdrawing our Shares from the book-entry settlement system and obtaining physical share certificates.

•        Registration fee — S$2.00 (subject to GST at the prevailing rate) per certificate.

•        A fee of S$10.00 (subject to GST at the prevailing rate) is payable upon the deposit of each instrument of transfer with the CDP.

•        Transfers and settlements pursuant to on-exchange trades will be charged a fee of S$30.00 and transfers and settlements pursuant to off-exchange trades will be charged a fee of 0.015% of the value of the transaction, subject to a minimum of S$75.00.

•        A Singapore clearing fee for trades in our Shares on Catalist of the SGX-ST is payable at the rate of 0.0325% of the transaction value. The clearing fee, instrument of transfer deposit fee and share withdrawal fee may be subject to GST at the prevailing rate.

Investors must settle their trades executed on Catalist of the SGX-ST through their brokers directly or through custodians. For an investor who has deposited his/her ordinary shares in his/her CDP securities account or in a designated participant or nominee account maintained with the CDP, settlement will be effected through CDP in accordance with the CDP Clearing Rules and CDP Settlement Rules in effect from time to time. For an investor who holds physical share certificates, the certificates and duly executed transfer documents and forms must be completed and submitted to CDP, sufficiently in advance so that the shares are credited to the relevant CDP account before the scheduled settlement date.

An investor may arrange with his/her broker or custodian on a settlement date in respect of his/her trades executed on Catalist of the SGX-ST. Under the SGX-ST Rules in effect from time to time, the settlement date is the second market day following the trade date (T+2), being a day on which CDP’s settlement services are open. For trades settled through CDP, the CDP Clearing Rules in effect from time to time provide that, where a selling party does not have sufficient shares in the CDP securities account for settlement on the settlement date, CDP will conduct a buy-in on the afternoon of the settlement date or, if the intended settlement date of the trades executed on SGX securities market falls on a day with half day trading or if the buy-in is not successful by the end of the second market day following the trade date (T+2), buying-in will be conducted on the next business day (i.e. T+3). CDP will also impose applicable processing fees, penalties and other charges in accordance with its rules and procedures from the time the delivery obligation falls due.

The ADSs

The ADSs will be traded on Nasdaq. Dealings in the ADSs will be conducted in U.S. dollars. ADSs may be held either:

•        directly on the books of the depositary (which ADSs will be reflected in book-entry form); or

•        indirectly, in DTC through a bank, broker or other financial institution or nominee.

The depositary for the ADSs is JPMorgan Chase Bank, N.A., whose principal executive office for ADR related matters is located at 270 Park Avenue, Floor 8, New York, New York 10017.

Depositing Ordinary Shares Trading in Singapore for Delivery of ADSs

An investor who holds ordinary shares registered in Singapore and who wishes to receive delivery of ADSs to trade on Nasdaq must deposit, or have his or her broker deposit, the ordinary shares with the depositary’s Singapore custodian (the “custodian”) in exchange for ADSs. A deposit of ordinary shares trading on Catalist of the SGX-ST in exchange for ADSs involves the following procedures:

•        If ordinary shares have been deposited with the CDP, the investor must transfer the ordinary shares to the depositary’s designated CDP account maintained by the custodian by following CDP’s book-entry transfer procedures and must submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.

•        If ordinary shares are held outside the CDP, the investor must arrange to deposit his or her ordinary shares into the CDP so that they can be delivered to the depositary’s designated CDP account maintained by the custodian, and must submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.

•        Upon payment of the depositary’s applicable fees (including, without limitation, the ADS issuance fee) and expenses and payment of any applicable taxes, duties, charges or fees, and in each case subject to the terms of the deposit agreement, the depositary will register the corresponding number of ADSs in the name(s) requested by the investor and will either (i) in the case of ADSs to be registered in the holder’s name directly on the books of the depositary, deliver a book-entry statement to the holder’s address set forth on the letter of transmittal or (ii) in the case of ADSs to be delivered to a bank, broker or other financial institution or nominee within DTC, deliver the ADSs to the designated DTC specified in the letter of transmittal

For ordinary shares deposited with the CDP, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions. For ordinary shares held outside the CDP in physical form, the above steps may take up to 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The investor will be unable to receive the ADSs until the procedures are completed.

Surrender of ADSs for Delivery of Ordinary Shares Trading in Singapore

An investor who holds ADSs and who wishes to receive ordinary shares that trade on Catalist of the SGX-ST must cancel the ADSs the investor holds, withdraw ordinary shares from the ADS program and cause his or her broker or other financial institution to trade such ordinary shares on Catalist of the SGX-ST.

An investor that holds ADSs indirectly through a broker or other financial institution should follow the procedure of the broker or financial institution and instruct the broker to arrange for cancelation of the ADSs and transfer of the underlying ordinary shares from the depositary’s account with the custodian within the CDP system to the investor’s Singapore stock account. For investors holding ADSs directly, the following steps must be taken:

•        To withdraw ordinary shares from the ADS program, an investor who holds ADSs must surrender such ADSs to the depositary, endorsed in blank (if certificated) or accompanied by a duly executed instrument of transfer of such ADSs in blank, together with a written order directing the depositary to cause the ordinary shares represented by such ADSs to be withdrawn and delivered to, or upon the written order of, any person designated in such order.

•        Upon payment or net of its fees (including, without limitation, the ADS cancellation fee), payment of the CDP’s fees and expenses, and payment of expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, upon compliance with the provisions of the first bullet above, the depositary will instruct the custodian to deliver ordinary shares underlying the canceled ADSs to the CDP account designated by an investor.

•        If an investor prefers to receive ordinary shares outside the CDP, he or she must receive ordinary shares in the CDP first and then arrange for withdrawal from the CDP. Investors can then obtain a withdrawal form to withdraw the ordinary shares in their own names with the Singapore share registrar.

For ordinary shares to be received in the CDP, under normal circumstances, the above steps generally require two business days, provided that the investor has provided timely and complete instructions.

For ordinary shares to be received outside the CDP in physical form, the above steps may take up to 14 business days, or more, to complete. The investor will be unable to trade the ordinary shares on the Catalist of the SGX-ST until the procedures are completed.

Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancelations. In addition, completion of the above steps and procedures for delivery for ordinary shares in a CDP account is subject to there being a sufficient number of ordinary shares on the Singapore share register to facilitate a withdrawal from the ADS program directly into the CDP. We are not under any obligation to maintain or increase the number of ordinary shares on the Singapore share register to facilitate such withdrawals.

Depositary Requirements

The depositary may require, among others, the payment of applicable taxes, fees, and charges, the production of satisfactory proof of identity and compliance with applicable laws and regulations, and observance of its procedures in connection with the issuance, registration of transfer, split up, combination, or cancellation of ADSs, or the delivery of any distributions in respect of ADSs. See “Description of American Depositary Shares — Limitations on Obligations and Liability” for further details.

The depositary may refuse to deliver, transfer, or register issuances, transfers, and cancellations of ADSs generally when the transfer books of the depositary or our Singapore share registrar are closed or at any time if the depositary determines it advisable to do so, subject to such refusal complying with U.S. federal securities laws.

All costs attributable to the transfer of ordinary shares to effect a withdrawal from or deposit of ordinary shares into the ADS program will be borne by the investor requesting the transfer. In particular, holders of ordinary shares and ADSs should note that the Singapore share registrar will charge between S$10.00 to S$25.00, depending on the speed of service and quantity of Shares, for each transfer of ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Singapore. In addition, holders of ordinary shares and ADSs must pay up to US$5.00 per 100 ADSs (or portion thereof) for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of ordinary shares into, or withdrawal of ordinary shares from, the ADS program.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, no public market existed in the United States for our ordinary shares or the ADSs. Upon completion of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs, we will have              ADSs outstanding, representing approximately       % of our outstanding ordinary shares. All of the ADSs sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. We intend to apply to list the ADSs on the Nasdaq Global Market, but we cannot assure you that a regular trading market will develop for the ADSs. Our ordinary shares are and, following the completion of this offering, will continue to be listed on Catalist of the SGX-ST, and we will apply for admission of the              new ordinary shares to be issued as a result of this offering to trading on SGX-ST.

Rule 144

In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned our “restricted securities” within the meaning of Rule 144 for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•        1% of the then outstanding ordinary shares, in the form of ADSs or otherwise, which immediately after this offering will equal              ordinary shares, assuming the underwriters do not exercise their option to purchase additional ADSs; or

•        the average weekly trading volume of our ordinary shares, in the form of ADSs or otherwise, during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

Lock-Up Agreements

For a period of 180 days after the date of this prospectus, we have agreed, subject to certain exceptions, not to directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, except in this offering, any of our ordinary shares or ADSs or securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs (other than pursuant to employee equity incentive plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this prospectus), without the prior written consent of the representatives of the underwriters.

Furthermore, each of our directors and executive officers, and certain of our significant shareholders, have also entered into a similar lock-up agreement for a period of 180 days from the date of this prospectus, subject to certain exceptions, with respect to our ordinary shares, ADSs and securities convertible into or exercisable or exchangeable for our ordinary shares or ADSs, except with the prior written consent of the representatives of the underwriters.

Upon the expiration of the lock-up agreements, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. For a further description of these lock-up agreements, see “Underwriting.”

Moratorium for Listing on Catalist of the SGX-ST

Promoters

Under Rule 422 of the Catalist Rules, each of MST SingCo and Angelling Capital Holdings Limited are deemed promoters of our Company (collectively, the “Promoters” and each a “Promoter”). Each of MST SingCo and Angelling Capital Holdings Limited has undertaken to ZICO Capital Pte. Ltd., as the sponsor, issue manager and placement agent for our listing on Catalist of the SGX-ST, and our Company that it will, amongst others, until September 8, 2026, not directly or indirectly:

(i)     sell, contract to sell, offer, realize, transfer, assign, pledge, grant any option, right or warrant to purchase, lend, grant any security over, encumber (such as by way of mortgage, assignment of rights, charge, pre-emption rights, rights of first refusal or otherwise), transfer or otherwise dispose of any part of its interests in, or all of, the ordinary shares in the capital of our Company (adjusted for any bonus issue or sub-division of the ordinary shares in the capital of our Company);

(ii)    enter into any agreement, transaction or other arrangement, in whole or in part, (including any swap, hedge or derivative transaction) with a similar effect (economic or otherwise) to such restrictions set out in sub-paragraph (i) above, where such agreement, transaction or other arrangement is to be settled by delivery of its ordinary shares in the capital of our Company, in cash or otherwise;

(iii)   deposit all or any part of its effective interest, in any part of its ordinary shares in the capital of our Company, in any depository receipt facility;

(iv)   enter into any agreement, transaction or arrangement which is designed or which may reasonably be expected to result in any of the foregoing; or

(v)    publicly announce any intention to do any of the above.

(collectively, the “Restrictions”).

The Restrictions shall apply in respect of its effective interest in 50.0% of all ordinary shares in the capital of our Company held by MST SingCo and Angelling Capital Holdings Limited, respectively, immediately after our listing on Catalist of the SGX-ST, being 15,244,600 and 27,602,400 of our ordinary shares, respectively, (adjusted for any bonus issue or sub-division of ordinary shares).

Indirect Shareholdings and Effective Interest of the Promoters

MST ListCo has undertaken to ZICO Capital Pte. Ltd., as the sponsor, issue manager and placement agent for our listing on Catalist of the SGX-ST, and our Company that it will, amongst others, until September 8, 2026, not directly or indirectly:

(i)     sell, contract to sell, offer, realize, transfer, assign, pledge, grant any option, right or warrant to purchase, lend, grant any security over, encumber (such as by way of mortgage, assignment of rights, charge, pre-emption rights, rights of first refusal or otherwise), transfer or otherwise dispose of any part of its interests in, or all of, the shares in the share capital of MST SingCo (adjusted for any bonus issue or sub-division of the shares in the share capital of MST SingCo);

(ii)    enter into any agreement, transaction or other arrangement, in whole or in part, (including any swap, hedge or derivative transaction) with a similar effect (economic or otherwise) to such restrictions set out in sub-paragraph (i) above, where such agreement, transaction or other arrangement is to be settled by delivery of the shares in the share capital of MST SingCo, in cash or otherwise;

(iii)   deposit all or any part of its effective interest, in any shares in the share capital of MST SingCo, in any depository receipt facility;

(iv)   enter into any agreement, transaction or arrangement which is designed or which may reasonably be expected to result in any of the foregoing; or

(v)    publicly announce any intention to do any of the above.

Mr. Thng Chong Kim, being the sole shareholder of the entire issued share capital of Angelling Capital Holdings Limited, has undertaken to ZICO Capital Pte. Ltd., as the sponsor, issue manager and placement agent for our listing on Catalist of the SGX-ST, and our Company that he will, amongst others, until September 8, 2026, not directly or indirectly:

(i)     sell, contract to sell, offer, realize, transfer, assign, pledge, grant any option, right or warrant to purchase, lend, grant any security over, encumber (such as by way of mortgage, assignment of rights, charge, pre-emption rights, rights of first refusal or otherwise), transfer or otherwise dispose of any part of his interests in, or all of, the shares in the share capital of Angelling Capital Holdings Limited (adjusted for any bonus issue or sub-division of the shares in the share capital of Angelling Capital Holdings Limited);

(ii)    enter into any agreement, transaction or other arrangement, in whole or in part, (including any swap, hedge or derivative transaction) with a similar effect (economic or otherwise) to such restrictions set out in sub-paragraph (i) above, where such agreement, transaction or other arrangement is to be settled by delivery of the shares in the share capital of Angelling Capital Holdings Limited, in cash or otherwise;

(iii)   deposit all or any part of its effective interest, in any shares in the share capital of Angelling Capital Holdings Limited, in any depository receipt facility;

(iv)   enter into any agreement, transaction or arrangement which is designed or which may reasonably be expected to result in any of the foregoing; or

(v)    publicly announce any intention to do any of the above.

Pre-SGX IPO Investors

(i) Mr. Zhang Hongjun; (ii) Opulent Techno Pte. Ltd.; (iii) L & K Precision Engineering Pte. Ltd.; (iv) Mr. Lin, Chen-Yen; (v) Yang Chia International Co Ltd; (vi) Oriental Spirit Pte. Ltd.; (vii) Technical Trend Pte. Ltd.; (viii) Mr. Chang, Shun-Teh; (ix) Mr. Chen Xin; and (x) Z&H Brothers Oversea Investment Pte. Ltd. (collectively, the “Pre-SGX IPO Investors”) have undertaken to comply with the Restrictions in respect of a portion of the 27,410,400 ordinary shares that they hold immediately before our listing on Catalist of the SGX-ST, until September 8, 2026, in compliance with Rule 422(2) of the Catalist Rules.

Other Shareholders

To demonstrate their commitment to us, MMI Holdings Limited, Accelerate Technologies, Autec Solutions Pte. Ltd., Origgin Ventures Pte. Ltd., Dong & Geng Capital Pte. Ltd., Dr. Arseniy Kuznetsov, Mr. Aloysius Chua Hao Peng, Aquaspring Group Limited, and Haur-Jye Technology Co Ltd have undertaken to ZICO Capital Pte. Ltd., as the sponsor, issue manager and placement agent for our listing on Catalist of the SGX-ST, and our Company that it or he will, amongst others, until September 8, 2026, not directly or indirectly:

(i)     sell, contract to sell, offer, realize, transfer, assign, pledge, grant any option, right or warrant to purchase, lend, grant any security over, encumber (such as by way of mortgage, assignment of rights, charge, pre-emption rights, rights of first refusal or otherwise), transfer or otherwise dispose of any part of its or his interests in, or all of, the ordinary shares in the capital of our Company (adjusted for any bonus issue or sub-division of the ordinary shares in the capital of our Company);

(ii)    enter into any agreement, transaction or other arrangement, in whole or in part, (including any swap, hedge or derivative transaction) with a similar effect (economic or otherwise) to such restrictions set out in sub-paragraph (i) above, where such agreement, transaction or other arrangement is to be settled by delivery of its or his ordinary shares in the capital of our Company, in cash or otherwise;

(iii)   deposit all or any part of its or his effective interest, in any part of its or his ordinary shares in the capital of our Company, in any depository receipt facility;

(iv)   enter into any agreement, transaction or arrangement which is designed or which may reasonably be expected to result in any of the foregoing; or

(v)    publicly announce any intention to do any of the above.

These restrictions shall apply to 50.0% of all ordinary shares held by MMI Holdings Limited, Accelerate Technologies, Autec Solutions Pte. Ltd., Origgin Ventures Pte. Ltd., Dong & Geng Capital Pte. Ltd., Dr. Arseniy Kuznetsov, Mr. Aloysius Chua Hao Peng, Aquaspring Group Limited, and Haur-Jye Technology Co Ltd immediately after our listing on Catalist of the SGX-ST, collectively being 45,249,600 of our ordinary shares (adjusted for any bonus issue or sub-division of ordinary shares).

TAXATION

The following summary of material Cayman Islands, Singapore, and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that this discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the ADSs or ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ADSs or ordinary shares, nor will gains derived from the disposal of our ADSs or ordinary shares be subject to Cayman Islands income or corporation tax.

Certain Singapore Taxation Considerations

The statements made herein regarding taxation are general in nature and based on certain aspects of current tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date of this prospectus and are subject to any changes in such laws or administrative guidelines, or in the interpretation of these laws or guidelines, occurring after such date, which could be made on a retrospective basis. These laws and guidelines are also subject to various interpretations and the relevant tax authorities or the courts could later disagree with the explanations or conclusions set out below. The statements below are not to be regarded as advice on the tax position of any holder of the ADSs or our ordinary shares or of any person acquiring, selling or otherwise dealing with the ADSs or our ordinary shares or on any tax implications arising from the acquisition, sale or other dealings in respect of the ADSs or our ordinary shares. The statements made herein do not purport to be a comprehensive or exhaustive description of all of the tax considerations that may be relevant to a decision to purchase, own or dispose of the ADSs or our ordinary shares and do not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities) may be subject to special rules. Prospective holders of the ADSs or our ordinary shares are advised to consult their own tax advisers as to the Singapore or other tax consequences of the acquisition, ownership of or disposal of the ADSs or our ordinary shares. The statements below are based on the assumption that MetaOptics Technologies is tax resident in Singapore for Singapore income tax purposes. It is emphasized that neither MetaOptics Technologies nor any other persons involved in this prospectus accepts responsibility for any tax consequences or liabilities resulting from the subscription for or purchase, holding or disposal of our ADSs and our ordinary shares.

Corporate Income Tax

A Singapore tax resident corporate taxpayer is subject to Singapore income tax on:

•        income accruing in or derived from Singapore; and

•        foreign sourced income received or deemed received in Singapore, unless otherwise exempted.

Foreign-sourced income is deemed to be received in Singapore when it is:

(a)     remitted to, transmitted or brought into Singapore;

(b)    used to satisfy any debt incurred in respect of a trade or business carried on in Singapore; or

(c)     used to purchase any movable property brought into Singapore.

Foreign income in the form of branch profits, dividends and service fee income (“specified foreign income”) received or deemed received in Singapore by a Singapore tax resident company is exempted from Singapore tax provided that the following qualifying conditions are met:

(a)     such income is subject to tax of a similar character to income tax (by whatever name called), or qualified domestic minimum top-up tax (but disregarding any excluded top-up tax), under the law of the territory from which such income is received;

(b)    at the time the income is received in Singapore by the person resident in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) (but disregarding any excluded top-up tax or qualified domestic minimum top-up tax), levied under the law of the territory from which such income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is at least 15.0%; and

(c)     the Comptroller of Income Tax is satisfied that the tax exemption would be beneficial to the person resident in Singapore who is receiving or deemed to be receiving the specified foreign income.

A non-Singapore tax resident corporate taxpayer, subject to certain exceptions, is subject to Singapore income tax on income accrued in or derived from Singapore, and on foreign income received or deemed received in Singapore.

A company is regarded as tax resident in Singapore if the control and management of the company’s business is exercised in Singapore. Control and management is defined as the making of decisions on strategic matters, such as those concerning the company’s policy and strategy. Generally, the location of the company’s board of directors meetings where strategic decisions are made determines where the control and management is exercised. However, under certain scenarios, holding board meetings in Singapore may not be sufficient and other factors will be considered to determine if the control and management of the business is indeed exercised in Singapore.

The prevailing corporate tax rate in Singapore is 17.0% with the first S$200,000 of chargeable income of a company being partially exempt from tax as follows:

(a)     75.0% of the first S$10,000 of chargeable income; and

(b)    50.0% of the next S$190,000 of chargeable income.

Individual Income Tax

An individual taxpayer (both resident and non-resident) is subject to Singapore income tax on income accruing in or derived from Singapore. Foreign-sourced income received or deemed received by an individual is exempt from income tax in Singapore except for such income received by a resident individual through a partnership in Singapore. Certain Singapore-sourced investment income received or deemed received by individuals is also exempt from tax.

An individual is regarded as a tax resident in Singapore if in the calendar year preceding the year of assessment, he was physically present in Singapore or exercised an employment in Singapore (other than as a director of a company) for 183 days or more, or if he ordinarily resides in Singapore, except for such temporary absences therefrom as may be reasonable and not inconsistent with a claim by such individual to be resident in Singapore.

Currently, a Singapore tax resident individual is subject to tax at the progressive resident rates, ranging from 0% to 24.0%, after deductions of qualifying personal reliefs where applicable. A non-Singapore tax resident individual is generally taxed at the tax rate of 24.0% on most types of income.

Capital Gains

Any gains made from the sale of the ADSs or our ordinary shares which are considered to be in the nature of capital gains will not be taxable in Singapore to the extent that they do not fall within the ambit of Section 10L of the ITA, which subjects to tax gains from the sale or disposal of specified foreign assets with effect from January 1, 2024. However, any gains which are considered to be revenue in nature (e.g. if they are derived by any person from any trade, business, profession or vocation carried on by that person), if accruing in or derived from Singapore, may be taxable.

Under Section 10L of the Income Tax Act 1947, gains received in Singapore by an entity of a relevant group from the sale or disposal of any movable or immovable property outside Singapore will be treated as income chargeable to tax under Section 10(1)(g) of the ITA under certain circumstances. The foreign-sourced disposal gains will be subject to tax if the entity does not have adequate economic substance in Singapore and the sale or disposal of the foreign asset occurs on or after January 1, 2024. An entity is a member of a group of entities if its assets, liabilities, income, expenses and cash flows are (a) included in the consolidated financial statements of the parent entity of the group; or (b) excluded from the consolidated financial statements of the parent entity of the group solely on size or materiality grounds or on the grounds that the entity is held for sale. A group is a relevant group if (a) the entities of the group are not all incorporated, registered or established in Singapore; or (b) any entity of the group has a place of business outside Singapore.

Holders of the ADSs or our ordinary shares who apply or who are required to apply Financial Reporting Standard (“FRS”) 39, FRS 109 or Singapore Financial Reporting Standard (International) 9 (“SFRS(I) 9”) (as the case may be), for Singapore income tax purposes may be required to recognize gains or losses (not being gains or losses in the nature of capital) on the ADSs or our ordinary shares, irrespective of disposal, in accordance with FRS 39 or FRS 109 or SFRS(I) 9 (as the case may be).

Investors are advised to consult their own tax advisors on the applicable tax treatment if they received gains in Singapore from the disposal of the ADSs or our ordinary shares.

Stamp Duty

There is no stamp duty payable in Singapore on the subscription for, allotment or holding of the ADSs or our ordinary shares.

On the basis that the ADSs or our ordinary shares are not maintained in a share register in Singapore, stamp duty would not be payable in Singapore on any instrument of transfer of the ADSs or our ordinary shares.

United States Federal Income Taxation

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or ordinary shares by a U.S. Holder (as defined below) that acquires the ADSs or ordinary shares in this offering and holds the ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, and alternative minimum tax considerations, the Medicare tax on certain net investment income, information reporting or backup withholding or any state, local, and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•        banks and other financial institutions;

•        insurance companies;

•        pension plans;

•        cooperatives;

•        regulated investment companies;

•        real estate investment trusts;

•        broker-dealers;

•        traders that elect to use a mark-to-market method of accounting;

•        certain former U.S. citizens or long-term residents;

•        tax-exempt entities (including private foundations);

•        individual retirement accounts or other tax-deferred accounts;

•        persons liable for alternative minimum tax;

•        persons who acquire their ordinary shares pursuant to any employee share option or otherwise as compensation;

•        investors that will hold their ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•        investors that have a functional currency other than the U.S. dollar;

•        persons that actually or constructively own 10% or more of the ordinary shares (by vote or value); or

•        partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding the ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S., and other tax considerations of the ownership and disposition of the ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;

•        an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•        a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust, or (ii) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in the ADSs or ordinary shares.

ADSs

If you own our ADSs, then you should be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs should not be subject to United States federal income tax.

The United States Treasury Department and the IRS have expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, a pre-release of ADSs to persons that do not have beneficial ownership of the securities underlying the ADSs). Such actions may be inconsistent with the claiming of the reduced rate of tax applicable to certain dividends received by non-corporate United States Holders of ADSs, including individual United States Holders, and the claiming of foreign tax credits by United States

Holders of ADSs. Accordingly, among other things, the availability of foreign tax credits or the reduced tax rate for dividends received by non-corporate United States Holders, each discussed below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company, if as a result of such actions, the holders of ADSs are not properly treated as beneficial owners of ordinary shares.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. Passive assets are those which give rise to passive income, and include assets held for investment, as well as cash, assets readily convertible into cash, and working capital. Our goodwill and other unbooked intangibles are taken into account and may be classified as active or passive depending upon the relative amounts of income generated by us in each category. We would be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Based upon our current and projected income and assets, the expected proceeds from this offering, and projections as to the market price of the ADSs immediately following this offering, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or may become a PFIC is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets, including the relative amounts of income generated by our strategic investment business as compared to our other businesses, and the value of the assets held by our strategic investment business as compared to our other businesses. Because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive, which may result in our being or becoming classified as a PFIC in the current or subsequent years. Furthermore fluctuations in the market price of the ADSs may cause us to be a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). In estimating the value of our goodwill and other unbooked intangibles, we have taken into account our anticipated market capitalization immediately following the close of this offering. Among other matters, if our market capitalization is less than anticipated or subsequently declines, we may be or become a PFIC for the current or future taxable years. The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are a PFIC for any year during which a U.S. Holder holds the ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which such U.S. Holder holds the ADSs or ordinary shares unless, in such case, we cease to qualify as a PFIC and such U.S. Holder makes a deemed sale election.

The discussion below under “— Dividends” and “— Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “— Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on the ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits under U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on the ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders may be subject to tax on any such dividends at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (i) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, (ii) we are neither a PFIC nor treated as such with respect to a U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year, and (iii) certain holding period requirements are met. We have applied to list the ADSs on the Nasdaq Global Market. Provided that this listing is approved, we believe that the ADSs should generally be considered to be readily tradeable on an established securities market in the United States. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the applicability of the lower income tax rate on dividends paid with respect to the ADSs or ordinary shares.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or ordinary shares will generally be treated as income from foreign sources and will generally constitute passive category income. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the U.S. foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Any such capital gain or loss will be long term if the ADSs or ordinary shares have been held for more than one year. Non-corporate U.S. Holders (including individuals) generally will be subject to U.S. federal income tax on long-term capital gain at preferential rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which could limit the availability of foreign tax credits. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the applicability of any tax treaty and the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of the ADSs or ordinary shares. Under the PFIC rules:

•        the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•        the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•        the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, although such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be classified as a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The ADSs, but not the ordinary shares, will be treated as marketable stock upon their listing on the Nasdaq Global Market. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the ADSs or ordinary shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual IRS Form 8621, Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of the ADSs or ordinary shares if we are or become a PFIC.

UNDERWRITING

We have entered into an underwriting agreement with Roth Capital Partners, LLC and The Benchmark Company, LLC, acting as representatives of the underwriters in this offering (the “representatives.”) We refer to the several underwriters listed in the table below as the “underwriters.” We have applied to have the ADSs listed on the Nasdaq Global Market under the symbol “MOT.”

Pursuant to the terms and subject to the conditions contained in the underwriting agreement, we have agreed to sell to the underwriters named below, and each underwriter severally has agreed to purchase from us, at the public offering price less the underwriting discount set forth on the cover page of this prospectus, the respective number of ADSs set forth opposite its name below:

Underwriter	Number of ADSs
Roth Capital Partners, LLC
The Benchmark Company, LLC
Total

The underwriting agreement provides that the obligation of the underwriters to purchase the ADSs offered by this prospectus is subject to certain conditions. The underwriters are obligated to purchase all of the ADSs offered hereby if any of the ADSs are purchased, other than those covered by the over-allotment option to purchase additional ADSs as described below.

We have granted the underwriters an option to buy up to an additional              ADSs, representing approximately 15% of the total number of ADSs being offered, from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any. The underwriters may exercise this option at any time, in whole or in part, during the 45-day period after the date of this prospectus. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to that underwriter’s initial amount reflected in the above table.

The address of Roth Capital Partners, LLC is 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660. The address of The Benchmark Company, LLC 150 East 58th St, 17th Floor, New York, NY 10155.

The underwriters are offering the ADSs, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Discounts, Commissions and Expenses

The representatives have advised us that the underwriters propose to offer the ADSs purchased pursuant to the underwriting agreement to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $             per ADS of which up to $             per ADS may be reallowed to other dealers. After this offering, the public offering price, concession and reallowance may be changed by the underwriters. No such change shall change the amount of proceeds to be received by us as set forth on the cover page of this prospectus.

The following table shows the underwriting discounts and commissions payable to the underwriters by us in connection with this offering (assuming both the exercise and non-exercise of the underwriters’ over-allotment option to purchase ADSs):

	Per ADS	Total Without Exercise of Over-allotment Option	Total With Full Exercise of Over-allotment Option
Initial public offering price	$	$	$
Underwriting discounts and commissions paid by us(1)	$	$	$
Proceeds to us before expenses	$	$	$

____________

(1)      We have agreed to pay the underwriters a discount equal to 7.0% of the gross proceeds of this offering.

We have also agreed to reimburse the underwriters for certain accountable out-of-pocket expenses, including the fees and disbursements of counsel, up to an aggregate of $250,000.

We estimate that the total expenses payable by us in connection with this offering, other than the underwriting discounts and commissions referred to above, will be $            , including the maximum reimbursement of $250,000 of the underwriters’ accountable out-of-pocket expenses.

Any expense deposits paid by us will be returned to us to the extent the underwriters’ accountable out-of-pocket expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

Representatives’ Warrants

Upon the closing of this offering, we have agreed to issue warrants to the representatives, collectively, to purchase a number of ADSs equal to 3.0% of the aggregate number of ADSs sold in this offering, including any ADSs issued pursuant to exercise of the underwriters’ over-allotment option. The representatives’ warrants shall have an exercise price equal to 120% of the initial public offering price of the ADSs sold in this offering. The representatives’ warrants may be purchased in cash or via cashless exercise, will be exercisable at any time and from time to time, in whole or in part, commencing six months after the closing of this offering. The representatives’ warrants will terminate five years from the commencement of sales of this offering. The representatives’ warrants and the underlying ADSs will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e)(1). In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA Rule 5110(e)(2), neither the representatives’ warrants nor any of our ADSs issued upon exercise of the representatives’ warrants may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 180 days beginning on the date of commencement of sales of the offering.

The representatives’ warrants and the underlying ADSs are being registered in the registration statement of which this prospectus forms a part and will be freely tradable upon exercise after the expiration of the 180 day FINRA lock-up period under FINRA Rule 5110(e)(1). In addition, we have also agreed that the representatives’ warrants will provide for registration rights. These registration rights will apply to all of the securities directly and indirectly issuable upon exercise of the representatives’ warrants. In accordance with FINRA Rule 5110(g)(8), the representatives’ warrants (i) will not be exercisable more than five years from the commencement of sales in the offering; (ii) will not provide for more than one demand registration right at our expense; (iii) will not have demand rights that extend more than five years following the commencement of sales in this offering; (iv) will not have “piggyback” registration rights which extend more than seven years following the commencement of sales in this offering; (v) will not have any anti-dilution terms that would allow the representatives to receive more ADSs or to exercise at a lower price than originally agreed upon at the time of this offering, when the public shareholders have not been proportionally affected by a stock split, stock dividend, or other similar event; and (vi) will not have any anti-dilution terms that would allow the representatives to receive or accrue cash dividends prior to the exercise of the representatives’ warrants.

Indemnification

Pursuant to the underwriting agreement, we have agreed to indemnify the underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters or such other indemnified parties may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed not to, during the period ending 180 days after the date of this prospectus (the “Lock-Up Period”), (i) offer, pledge, issue, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of ordinary shares, ADSs or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of our ordinary shares, ADSs or such other securities, in cash or otherwise, subject to certain exceptions; (iii) file any registration statement with the SEC relating to the offering of our ordinary shares, ADSs or such other securities, or (iv) publicly disclose the intention to take any such action.

In addition, each of our directors, executive officers and certain shareholders, which, in the aggregate, beneficially own approximately       % of our ordinary shares immediately prior to this offering, have agreed not to, during the Lock-Up Period: (i) offer, pledge, sell, announce the intention to sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, make any short sale or otherwise transfer or dispose of, directly or indirectly, any ordinary shares, ADSs or any securities convertible into or exercisable or exchangeable for ordinary shares or ADSs (including, without limitation, ordinary shares or ADSs which may be deemed to be beneficially owned in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) whether now owned or hereafter acquired (collectively, the “Lock-Up Securities”); (ii) enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Lock-Up Securities; or (iii) or publicly disclose the intention to enter into any such transaction, in each case without the prior written consent of the representatives and subject to certain exceptions.

Pricing of the Offering

Prior to this offering, there has been no public market for our securities in the U. S. The initial public offering price of the ADSs has been negotiated between us and the representatives. Among the factors considered in determining the initial public offering price of the ADSs, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Distribution

This prospectus may be made available in electronic format on websites or through other online services maintained by the underwriters or by their affiliates. Other than this prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other websites maintained by the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act:

•        Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•        Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs such underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by such underwriter is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. Such underwriter may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market.

•        Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. A naked short position occurs if the underwriters sell more ADSs than could be covered by the over-allotment option. This position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•        Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

The underwriters may also engage in passive market making transactions in our ADSs. Passive market making may stabilize the market price of our ADSs at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Right of First Refusal

We have granted the representatives’ a right of first refusal for a period of twelve (12) months from the closing of this offering to act as sole or joint underwriter or sole or joint exclusive placement agent, at the representatives discretion, for each and every future public offering in the United States of equity, equity-linked or debt securities; provided, however, if the underwriting agreement is terminated for cause by us, the right of first refusal will terminate in accordance with FINRA Rule 5110(g)(5)(B).

Other Relationships

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include the sales and trading of securities, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, financing, brokerage and other financial and non-financial activities and services. The underwriters and their affiliates may have, from time to time, performed, and may in the future perform, a variety of such activities and services for us and for persons or entities with relationships with us for which they received or will receive customary fees, commissions and expenses.

In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for their own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Offer Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

EXPENSES RELATED TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee, and the stock exchange application and listing fee, all amounts are estimates.

SEC Registration Fee	US$
FINRA Filing Fee	US$
Stock Exchange Application and Listing Fee	US$
Legal Fees and Expenses	US$
Accounting Fees and Expenses	US$
Printing and Engraving Expenses	US$
Miscellaneous	US$
Total	US$

LEGAL MATTERS

We are being represented by Norton Rose Fulbright with respect to certain legal matters as to United States federal securities and New York State law. Certain legal matters related to the offering will be passed upon for the underwriters by Taft Stettinius & Hollister LLP, Washington, D.C. The validity of our ordinary shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder (Hong Kong) LLP. Drew & Napier LLC will pass upon certain legal matters as to Singapore law for us. Norton Rose Fulbright may rely upon Maples and Calder (Hong Kong) LLP with respect to matters governed by Cayman Islands law and Drew & Napier LLC with respect to matters governed by Singapore law.

EXPERTS

The financial statements as of December 31, 2025, December 31, 2024 and January 1, 2024 and for the years ended December 31, 2025 and 2024 included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company’s correction of material errors in previously issued local GAAP accounts used in the first-time IFRS adoption reconciliation as described in Note 25 to the financial statements) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The office of PricewaterhouseCoopers LLP is located at 7 Straits View, Marina One, East Tower, Level 12, Singapore 018936.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement on Form F-1, including relevant exhibits, with the SEC under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. A related registration statement on Form F-6 will be filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statements and their exhibits and schedules for further information with respect to us and our ADSs. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and in each instance we refer you to the copy of such contract or other document filed as an exhibit to the registration statement.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act. Accordingly, we will be required to file periodic reports and other information with the SEC pursuant to the Exchange Act, as applicable to foreign private issuers. As we are a foreign private issuer, we are exempt from some of the Exchange Act reporting requirements, the rules prescribing the furnishing and content of proxy statements to shareholders, Section 16 reporting rules regarding sales of ordinary shares by holders of more than 10% of our shares, and rules imposing liability under Section 16 of the Exchange Act for insiders and holders of more than 10% of our shares who profit from trades made in a short period of time. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

The SEC maintains a website that contains reports, information statements and other information regarding registrants that file electronically with the SEC. The address of the website is www.sec.gov.

We maintain a website at www.metaoptics.sg. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this prospectus.

METAOPTICS LTD AND ITS SUBSIDIARIES
(A Cayman Islands limited liability company)

CONSOLIDATED FINANCIAL STATEMENTS

For the financial year ended December 31, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of MetaOptics Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of MetaOptics Ltd and its subsidiaries (the “Group”) as of December 31, 2025 and 2024 and January 1, 2024, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2025 and 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024 and January 1, 2024, and the results of its operations and its cash flows for the years ended December 31, 2025 and 2024 in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS).

Correction of material errors in previously issued local GAAP accounts used in the first-time IFRS adoption reconciliation

As discussed in Note 25 to the consolidated financial statements, the Group has corrected material errors in the first-time IFRS adoption reconciliation. The previously issued consolidated financial statements were prepared in accordance with Singapore Financial Reporting Standards (International).

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Singapore

March 12, 2026

We have served as the Group’s auditor since 2023.

METAOPTICS LTD AND ITS SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

For the financial year ended December 31, 2025

	Note	2025 S$	2024 S$
Revenue	4	787,388	79,440
Cost of sales	6	(642,562)	(62,871)
Gross profit		144,826	16,569

Other income	5(a)	317,686	2,000

Other (losses)/gains, net	5(b)	(492)	4,916

Administrative expenses	6	(3,682,794)	(886,702)

Research and development expenses	6	(1,843,294)	(1,036,635)

Selling and marketing expenses	6	(204,622)	(49,186)

Finance expenses	8	(176,883)	(1,844)

Loss before income tax		(5,445,573)	(1,950,882)

Income tax expense	9	—	—

Loss after income tax and total comprehensive loss		(5,445,573)	(1,950,882)

Loss per share for loss attributable to the equity holders of the Company:
– Basic and diluted loss per share (in cents)	10	(2.54)	(1.01)

The accompanying notes form an integral part of these financial statements.

METAOPTICS LTD AND ITS SUBSIDIARIES

Consolidated Balance Sheets

As at December 31, 2025

	Note	December 31,		January 1, 2024 S$
		2025 S$	2024 S$
ASSETS
Current assets
Prepayments and deposits	11	1,085,867	274,131	—
Trade and other receivables	12	98,568	35,403	26,912
Cash at bank	13	8,789,537	959,226	722,192
Inventories	14	53,356	55,153	—
		10,027,328	1,323,913	749,104

Non-current assets
Prepayments and deposits	11	—	4,780	4,780
Plant and equipment	15	441,625	496,042	548,275
Intangible assets	16	3,139,833	3,842,059	4,544,285
Right-of-use assets	17	22,014	24,155	—
		3,603,472	4,367,036	5,097,340
Total assets		13,630,800	5,690,949	5,846,444

LIABILITIES
Current liabilities
Trade and other payables	18	601,318	360,195	89,662
Contract liabilities	4(b)	852,892	266,320	266,320
Amounts due to shareholders and a director	19	—	5,850	2,885,850
Lease liabilities		22,683	13,275	—
		1,476,893	645,640	3,241,832

Non-current liabilities
Amount due to a shareholder	19	2,106,147	1,930,297	—
Lease liabilities		—	11,580	—
		2,106,147	1,941,877	—
Total liabilities		3,583,040	2,587,517	3,241,832

NET ASSETS		10,047,760	3,103,432	2,604,612

EQUITY
Share capital	20	61	51	51
Share premium	20	13,330,772	3,103,381	3,103,381
Accumulated losses		(10,982,042)	(5,536,469)	(3,585,587)
Capital reserve	21	7,698,969	5,536,469	3,086,767
Total equity		10,047,760	3,103,432	2,604,612

The accompanying notes form an integral part of these financial statements.

METAOPTICS LTD AND ITS SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the financial year ended December 31, 2025

	Note	Share capital S$	Share premium S$	Accumulated losses S$	Capital reserve S$	Total S$
2025
Beginning of financial year		51	3,103,381	(5,536,469)	5,536,469	3,103,432

Loss for the financial year		—	—	(5,445,573)	—	(5,445,573)

Issuance of shares	20	10	10,849,990	—	—	10,850,000
Transaction cost in relation to issuance of shares	20	—	(622,599)	—	—	(622,599)
Contribution from shareholders	21	—	—	—	2,250,000	2,250,000
Transaction cost in relation to contribution from shareholders	21	—	—	—	(87,500)	(87,500)
Total transactions with owners, recognized directly in equity		10	10,227,391	—	2,162,500	12,389,901
End of financial year		61	13,330,772	(10,982,042)	7,698,969	10,047,760

2024
Beginning of financial year		51	3,103,381	(3,585,587)	3,086,767	2,604,612

Loss for the financial year		—	—	(1,950,882)	—	(1,950,882)

Contribution from shareholders	21	—	—	—	1,499,999	1,499,999
Capital contribution from a shareholder	21	—	—	—	949,703	949,703
Total transactions with owners, recognized directly in equity		—	—	—	2,449,702	2,449,702
End of financial year		51	3,103,381	(5,536,469)	5,536,469	3,103,432

The accompanying notes form an integral part of these financial statements.

METAOPTICS LTD AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows

For the financial year ended December 31, 2025

	Note	2025 S$	2024 S$
Cash flows from operating activities
Loss for the financial year		(5,445,573)	(1,950,882)
Adjustment for:
Amortization of intangible assets	16	702,226	702,226
Depreciation of plant and equipment	15	54,417	52,233
Depreciation of right-of-use assets	17	16,486	15,372
Interest income	5(a)	(4,292)	—
Unrealized currency transaction losses/(gains)		2,553	(5,436)
Finance expenses	8	176,883	1,844
		(4,497,300)	(1,184,643)
Changes in working capital:
– Prepayments and deposits		(806,956)	(274,131)
– Trade and other receivables		(63,165)	(8,491)
– Trade and other payables		241,123	295,533
– Contract liabilities		586,572	—
– Inventories		1,797	(55,153)
Net cash used in operating activities		(4,537,929)	(1,226,885)

Cash flows from investing activities
Payment for intangible assets	16	—	(25,000)
Interest received		4,292	—
Net cash used in investing activities		4,292	(25,000)

Cash flows from financing activities
Proceeds from issuance of shares		10,850,000	—
Proceeds from contribution from shareholders		2,250,000	1,499,999
Payment for transaction cost in relation to issuance of shares		(622,599)	—
Payment for transaction cost in relation to contribution from shareholders		(87,500)	—
Lease payments		(16,517)	(14,672)
Interest payments		(1,033)	(1,844)
Repayment of amount due to a shareholder and director		(5,850)	—
Net cash provided by financing activities		12,366,501	1,483,483

Net changes in cash and cash equivalents		7,832,864	231,598
Cash and cash equivalents at beginning of financial year		959,226	722,192
Effects of currency translation on cash and cash equivalents		(2,553)	5,436
Cash and cash equivalents at end of financial year	13	8,789,537	959,226

METAOPTICS LTD AND ITS SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

For the financial year ended December 31, 2025

Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group’s consolidated statements of cash flows as cash flows from financing activities.

	Beginning of financial year S$	Cash flows	Non-cash changes
		Principal and interest payments S$	Finance expense S$	Addition S$	End of financial year S$
Lease liabilities
2025	24,855	(17,550)	1,033	14,345	22,683
2024	—	(16,516)	1,844	39,527	24,855

The accompanying notes form an integral part of these financial statements.

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1.      General information

MetaOptics Ltd (“Company”) was incorporated and domiciled in the Cayman Islands with limited liabilities on March 21, 2025 under the Companies Act. The registered office and principal place of business of the Company is at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. On September 9, 2025, the Company became a public listed company limited by shares upon its initial public offering on the Singapore Exchange Securities Trading Limited (“SGX-ST”)

The Company is an investment holding company. The Company and its subsidiaries (collectively the “Group”) are principally engaged in the design and manufacturing of optics lens and module and Internet of Things (“IoT”) devices.

Prior to the incorporation of the Company and the completion of the Restructuring (as disclosed in Note 2), the Group’s operating activities were carried out by MetaOptics Technologies Pte. Ltd. (“MOT” or the “Predecessor Operating Business”). The ultimate beneficial owner of MOT was Mr. Thng, an executive director who held 29.31% of MOT as at December 31, 2024. Immediately after the completion of the Restructuring, the ultimate controlling shareholder of the Group is Angelling Capital Holdings Limited, which is an entity controlled by Mr. Thng.

Immediately after the completion of the Restructuring on April 30, 2025, the Company became the holding company of the Group.

2.      Material accounting policy information

2.1    Basis of preparation

The Restructuring

The Group underwent a capital reorganization exercise as described below, which resulted in the Company becoming the holding company of MOT:

(i)     Incorporation of MOT

MOT was incorporated in Singapore on June 15, 2021. On incorporation, MOT had 290,000 issued ordinary shares of S$1 each, of which 261,000 ordinary shares were allotted and issued to Metasurface Technologies Pte. Ltd. (“MST”) and 29,000 ordinary shares were allotted and issued to Mr. Thng.

(ii)    Incorporation of the Company

The Company was incorporated in Cayman Islands with limited liabilities on March 21, 2025 under the Companies Act as a private company limited by shares. On September 9, 2025, the Company became a public listed company limited by shares.

The issued and paid-up share capital at the date of incorporation was S$1 comprising 1 ordinary share of a par value of S$0.0001 which was held by Mapcal Limited. On March 21, 2025, the share was transferred to Angelling Capital Holdings Limited, which is controlled by Mr. Thng (an executive director of the Group).

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

2.      Material accounting policy information (cont.)

(iii)   Acquisition of 100% of the issued and paid-up share capital in MOT

On April 30, 2025, the Company acquired the entire issued and paid-up share capital of the MOT pursuant to a sale and purchase agreement with all of the shareholders of MOT as at April 30, 2025.

The consideration amount was satisfied by the allotment and issuance of 509,008 Shares of the Company to all of the shareholders of MOT as at April 30, 2025 and it was arrived at on a willing-buyer and willing-seller basis, taking into account the net assets value of MOT as at December 31, 2024 of S$3,103,432. Following the completion of the Restructuring, MOT became a direct wholly owned subsidiary of the Company.

Immediately prior to the completion of the Restructuring, the operating business was conducted through MOT. Pursuant to the Restructuring, the operating business is transferred to and held by the Company. The Company has not been involved in any other business prior to the Restructuring and does not meet the definition of a business. The Restructuring is merely a capital reorganization of the operating business with no change in management of such business.

Adoption of IFRS

The financial statements of the Group for the financial year ended December 31, 2025 have been presented in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Group adopted IFRS during the year ended December 31, 2025. The consolidated financial statements for the year ended December 31, 2025 are the first set of financial statements prepared in accordance with IFRS. The Group’s previously issued financial statements for periods up to and including the financial year ended December 31, 2024 were prepared in accordance with Singapore Financial Reporting Standards (International) (“SFRS(I)”).

In adopting IFRS during 2025, the Group is required to apply all of the specific transition requirements in IFRS 1 First-time Adoption of IFRS. The Group’s opening balance sheet has been prepared as at January 1, 2024, which is the date of transition to IFRS (“date of transition”), and there is no material impact from the transition from SFRS(I) to IFRS.

Under IFRS 1, these financial statements are required to be prepared using accounting policies that comply with IFRS effective as at December 31, 2025 subject to mandatory exceptions and optional exemptions under IFRS 1. The application of the mandatory exceptions and the optional exemptions in IFRS 1 did not have any material impact on the financial statements.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

In addition, IFRS 18, Presentation and Disclosure of Financial Statements (“IFRS 18”), a new IFRS that have not been early adopted by the Group, which will replace IAS 1 Presentation of Financial Statements, aims to improve how companies communicate in their financial statements, with a focus on information about financial performance in the consolidated statements of comprehensive loss, in particular additional defined subtotals, disclosures about management-defined performance measures and new principles for the aggregation and disaggregation of information. IFRS 18 is accompanied by limited amendments to the requirements of IAS 7 Statement of Cash Flows. IFRS 18 is effective from January 1, 2027. The Group continues to evaluate the impact that IFRS 18 will have on its financial statements.

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

2.      Material accounting policy information (cont.)

The following are the other new or amended IFRS Accounting Standards that are not yet applicable and have not been early adopted by the Group:

Description	Annual periods commencing on
Amendments to IFRS 9 and IFRS 7: Classification and Measurement of Financial Instruments	January 1, 2026
Annual Improvements to IFRS Accounting Standards – Volume 11	January 1, 2026
Amendments to IFRS 10 and IAS 28: Sales or Contribution of Assets between an Investor and its Associate or Joint Venture	January 1, 2027

These are not expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

In 2025, the Company began presenting its statements of comprehensive loss using a functional classification of operating expenses, including administrative expenses, research and development expenses, and selling and marketing expenses. The comparative figures for the prior financial year have been reclassified to conform to the current year’s presentation. Refer to Note 25 for details of the reclassification.

Going concern

The Group was in a net current asset position of S$8,550,435 as at December 31, 2025 and reported net loss of S$5,445,573 for the financial year ended December 31, 2025.

The financial statements have been prepared on a going concern basis as the directors are of the view that the Group has sufficient financial resources to meet its financial obligations as and when they fall due in the next twelve months period from the date of authorization of the consolidated financial statements based on the cash flow projections prepared by management.

2.2    Revenue and income recognition

The Group sells optical lenses, modules, IOT devices, equipment and provides metalens design services. The Group recognizes revenue based on the principles of IFRS 15 Revenue from Contracts with Customers. All performance obligations and its transaction price within the contract can be separately identified. Revenue is recognized when each performance obligation is satisfied. For performance obligations satisfied over time, the Group selects an appropriate measure of progress to determine how much revenue is recognized as the performance obligation is satisfied.

(a)     Sale of goods

Sale of goods relates to the sale of optical lenses, modules and IOT devices. The transaction price is the amount of consideration to which the Group to be entitled in exchange for transferring the promised goods. The sales are made in accordance with purchase orders and contracts entered into with the customers. Payment terms are generally on a cash term basis. The revenue is recognized at a point in time, when control of the products has been transferred to the customer, which is usually the point when the goods are shipped to the customer.

In determining the transaction price, management considers whether there is any variable consideration including rebates, discounts or price adjustments. There are no rebates for sales made during the year, and discounts or price adjustments are not material.

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

2.      Material accounting policy information (cont.)

(b)    Sale of equipment

Sale of equipment relates to direct laser writers (“DLW”), which are used in smartphone sensors and optical appliances. Customers typically pay a deposit of approximately 30 to 50 percent upon order confirmation, with the remaining balance payable when the equipment is ready for shipment. Deposits received prior to shipment are recognized as contract liabilities. Revenue is recognized at a point in time, when control of the equipment is transferred to the customer, which is generally upon delivery of the equipment.

In determining the transaction price, management considers whether there is any variable consideration including rebates, discounts or price adjustments. There are no rebates for sales made during the year, and discounts or price adjustments are not material.

(c)     Revenue from services rendered

Services revenue relates to on-site installation service upon delivering the capital equipment. These services are contracted and invoiced separately and represent separate performance obligations, as the customer can benefit from the services on their own and they are separately identifiable from the related equipment.

Revenue from services is recognized over time, as the customer simultaneously receives and consumes the benefits provided by the Group’s performance. The Group applies the output method, with progress measured based on the achievement of the specified service or installation milestone, which management believes best depicts the transfer of control of the services to the customer.

Other than the service revenue relating to on-site installation services, there is one metalens design services contract, which is immaterial for the periods presented.

2.3    Government grants

Grants from the government are recognized as a receivable at their fair value when there is reasonable assurance that the grant will be received and the Group will comply with all the attached conditions.

Government grants receivable are recognized as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. Government grants relating to expenses are shown separately as other income.

Government grants relating to assets are deducted against the carrying amount of the assets.

2.4    Group accounting

(a)     Subsidiaries

(i)     Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

2.      Material accounting policy information (cont.)

the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

2.5    Plant and equipment

All items of plant and equipment are initially recorded at cost. Subsequent to recognition, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of plant and equipment includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Dismantlement, removal or restoration costs are included as part of the cost of plant and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the plant and equipment.

Depreciation of plant and equipment is calculated on the straight-line method to allocate their depreciable amounts over their estimated useful lives as follows:

Useful lives
Computer and accessories	1 to 3 years
Equipment	10 years

Construction in progress are not depreciated.

The residual value, useful lives and depreciation method are reviewed at the end of each reporting period, and adjusted prospectively, if appropriate. The effects of any revision are recognized in the consolidated statements of comprehensive loss when the changes arise.

Subsequent expenditure relating to plant and equipment that has already been recognized is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognized in the consolidated statements of comprehensive loss when incurred.

The carrying amounts of plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable.

An item of plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on de-recognition of the asset is included in the consolidated statements of comprehensive loss in the year the asset is derecognized.

2.6    Intangible assets

Intangible assets acquired are initially recognized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are to be amortized to profit or loss using the straight-line method over 5 to 10 years, which is the shorter of their estimated useful lives and periods of contractual rights as follows:

Useful life
License	5 to 10 years
Patent	7 years

The amortization period and amortization method of intangible assets are reviewed at least at each balance sheet date. The effects of any revision are recognized in the consolidated statements of comprehensive loss when the changes arise.

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

2.      Material accounting policy information (cont.)

Royalties payable under the Group’s licensing agreements, including minimum and revenue-based royalties, are recognized as expenses in the periods in which the related license benefits are consumed or revenue is generated. Such royalties represent consideration for the ongoing use of licensed technology and do not give rise to additional rights or enhancement of intangible assets.

2.7    Impairment of non-financial assets

Intangible assets, plant and equipment and right-of-use assets are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to disposal and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash inflows that are largely independent of those from other assets. If this is the case, the recoverable amount is determined for the cash generating units (“CGU”) to which the asset belongs.

If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount.

The difference between the carrying amount and recoverable amount is recognized as an impairment loss in the consolidated statements of comprehensive loss.

The Group assesses at the end of the reporting whether there is any indication that an impairment recognized in prior periods may no longer exist or may have decreased. If any such indication exists, the recoverable amount of that asset is estimated and may result in a reversal of impairment loss. The carrying amount of this asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined, net of any accumulated amortization or depreciation, had no impairment loss been recognized for the asset in prior years.

A reversal of impairment loss is recognized in the consolidated statements of comprehensive loss.

2.8    Financial assets

The Group classifies its financial assets at amortized cost. The classification depends on the Group’s business model for managing the financial assets as well as the contractual terms of the cash flows of the financial asset.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

The Group reclassifies its financial assets at amortized cost when and only when its business model for managing those assets changes.

At initial recognition

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the consolidated statements of comprehensive loss.

At subsequent measurement

Financial assets at amortized cost mainly comprise of cash at bank, trade and other receivables and refundable deposit.

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

2.      Material accounting policy information (cont.)

There are three prescribed subsequent measurement categories, depending on the Group’s business model in managing the assets and the cash flow characteristic of the assets. The Group manages these Group of financial assets by collecting the contractual cash flow and these cash flows represents solely payment of principal and interest. Accordingly, these Group of financial assets are measured at amortized cost subsequent to initial recognition.

A gain or loss on a financial asset that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in the consolidated statements of comprehensive loss when the asset is derecognized or impaired. Interest income from these financial assets are recognized using the effective interest rate method.

The Group assesses on forward-looking basis the expected credit losses associated with its financial assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by the IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

For cash at bank, other receivables and refundable deposits, the general 3 stage approach is applied. Credit loss allowance is based on 12-month expected credit loss if there is no significant increase in credit risk since initial recognition of the assets. If there is a significant increase in credit risk since initial recognition, lifetime expected credit loss will be calculated and recognized.

2.9    Offsetting financial instruments

Financial assets and financial liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

2.10  Trade and other payables

Trade and other payables represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. They are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). Otherwise, they are presented as non-current liabilities.

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

2.11  Leases — When the Group is the lessee

At the inception of the contract, the Group assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

•        Right-of-use assets

The Group recognizes a right-of-use asset and lease liability at the date which the underlying asset is available for use. Right-of-use assets are measured at cost which comprises the initial measurement of lease liabilities adjusted for any lease payments made at or before the commencement date and lease incentives received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right-of-use assets.

These right-of-use assets are subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

2.      Material accounting policy information (cont.)

•        Lease liabilities

The initial measurement of a lease liability is measured at the present value of the lease payments discounted using the interest rate implicit in the lease, if the rate can be readily determined. If that rate cannot be readily determined, the Group shall use its incremental borrowing rate.

Lease payments include the following:

−       Fixed payments (including in-substance fixed payments), less any lease incentives receivable;

−       Variable lease payments that are based on an index or rate, initially measured using the index or rate as at the commencement date;

−       Amounts expected to be payable under residual value guarantees;

−       The exercise price of a purchase option if the Group is reasonably certain to exercise the option;

−       Lease payments to be made under an extension option if the Group is reasonably certain to exercise the option; and

−       Payment of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

For a contract that contains both lease and non-lease components, the Group allocates the consideration to each lease component on the basis of the relative stand-alone prices of the lease and non-lease components. The Group has elected to not separate lease and non-lease components for property leases and account these as one single lease component.

Lease liabilities are measured at amortized cost using the effective interest method. Lease liabilities shall be remeasured when:

−       There is a change in future lease payments arising from changes in an index or rate;

−       There is a change in the Group’s assessment of whether it will exercise an extension option; or

−       There is a modification in the scope or the consideration of the lease that was not part of the original term.

−       Lease liabilities are remeasured with a corresponding adjustment to the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

•        Short term and low value leases

The Group has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low value leases, except for sublease arrangements. Lease payments relating to these leases are expensed to the consolidated statements of comprehensive loss on a straight-line basis over the lease term.

2.12  Inventories

Inventories are carried at lower of cost and net realizable value. Cost is determined using the first-in, first-out method. Cost includes all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Net realizable value is the estimated selling price in the ordinary course of business, less the applicable selling expenses.

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

2.      Material accounting policy information (cont.)

2.13  Income taxes

Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred income tax is recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized.

Deferred income tax is measured:

(a)     at the tax rates that are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date; and

(b)    based on the tax consequence that will follow from the manner in which the Group expects, at the balance sheet date, to recover or settle the carrying amounts of its assets and liabilities.

Current and deferred income taxes are recognized as income or expense in profit or loss, except to the extent that the tax arises from a business combination or a transaction which is recognized directly in equity. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

The Group accounts for investment tax credits (for example, productivity and innovation credit) similar to accounting for other tax credits where a deferred tax asset is recognized for unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilized.

2.14  Employee compensation

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset.

Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid.

2.15  Currency translation

The financial statements are presented in Singapore Dollar (“SGD” or “$”), which is the functional currency of the Group.

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

2.      Material accounting policy information (cont.)

denominated in foreign currencies at the closing rates at the balance sheet date are recognized in the consolidated statements of comprehensive loss. Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

Foreign exchange gains and losses that relate to borrowings are presented in the profit or loss within “finance expense.” All other foreign exchange gains and losses impacting profit or loss are presented in the consolidated statements of comprehensive loss within “Other (losses)/gains, net.”

2.16  Cash at bank

For the purpose of presentation in the consolidated statements of cash flows, cash at bank include deposits with financial institutions which are subject to an insignificant risk of changes in value.

2.17  Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity.

2.18  Share premium

Share premium represents the excess of consideration received over the par value of shares issued. Costs directly attributable to the issue of new shares are deducted from share premium.

3.      Critical accounting estimates, assumptions and judgements

Estimates, assumptions and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a)     Useful life of intangible assets

The Group estimates the useful life of intangible assets based on the period which the assets are expected to be available for use. The estimated useful life of intangible assets is reviewed periodically and are updated if there are changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset.

In addition, the estimation of the useful life of intangible assets is based on the managements’ evaluation and experience with similar assets. It is possible, however, that future results of operations could be materially affected by changes in the estimates brought about by changes in factors mentioned above. The amounts and timing of recorded expenses for any period would be affected by changes in these factors and circumstances. A reduction in the estimated useful life of intangible assets would increase the amortization expenses and decrease the carrying amount of the intangible assets.

The carrying amount of the Group’s intangible assets as at the reporting date is disclosed in Note 16.

(b)    Impairment of plant and equipment, intangible assets and right-of-use assets

Plant and equipment, intangible assets and right-of-use assets are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

The recoverable amounts of these assets and, where applicable, CGU have been determined based on the recoverable amount (i.e. the higher of the fair value less costs of disposal and the value-in-use).

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

3       Critical accounting estimates, assumptions and judgements (cont.)

The recoverable amount of the CGU was determined based on fair value less cost of disposal. Fair value less cost of disposal is determined based the Company’s market capitalization, determined by multiplying the quoted share price by the number of shares outstanding, adjusted where appropriate for the estimated costs of disposal. The estimates used in calculating the fair value less cost of disposal includes the range of share price for the period of reporting, and the estimated cost of disposal.

The Group has concluded that there was no impairment indication in respect of these assets at the balance sheet date. The carrying amounts of the plant and equipment, intangible assets and right-of-use assets as at the balance sheet date are disclosed in Note 15, 16 and 17 respectively.

4.      Revenue from contracts with customers

(a)     Disaggregation of revenue from contracts with customers

The Group derives revenue from sales of goods and equipment at a point in time and services rendered over time in the following geographical regions. Revenue is attributed to countries by location of customers.

	At a point in time S$	Over time S$	Total S$
2025
Sale of equipment
– Taiwan	541,944	—	541,944

Sales of goods
– Taiwan	35,189	—	35,189
– China	72,791	—	72,791
– Singapore	57,058	—	57,058
– South Korea	14,205	—	14,205
– Japan	8,523	—	8,523
– Others	18,468	—	18,468
	206,234	—	206,234
Service
– Taiwan	—	39,210	39,210
Total	748,178	39,210	787,388
	At a point in time S$	Over time S$	Total S$
2024
Sales of goods
– Taiwan	23,590	—	23,590
– China	10,729	—	10,729
– Singapore	34,636	—	34,636
– South Korea	7,888	—	7,888
– Japan	2,597	—	2,597
– Others	—	—	—
Total	79,440	—	79,440

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

4.      Revenue from contracts with customers (cont.)

Revenue amounting to S$611,380 (2024: S$37,745) pertains to sales of goods and equipment to certain shareholders of the Group. These shareholders do not have the ability to control, or have significant influence over the Group and, as such, are not considered related parties of the Group.

(b)    Contract liabilities

	December 31,		January 1, 2024 S$
	2025 S$	2024 S$
Advances received from customers	852,892	266,320	266,320

Contract liabilities comprise of non-refundable deposits collected in advance from customers for the sale of equipment. Revenue will be recognized within 12 months from the balance sheet date.

The change in contract liabilities balances is mainly due to more advances received from customers during the financial year due to an increase in customers orders for equipment sale.

Contract liabilities balance amounting to S$266,320 as at December 31, 2024 relates to an advance received for an order in 2023, which was only recognized as revenue in 2025. The order was placed by a shareholder of the Group. The shareholder does not have the ability to control, or have significant influence over the Group and, as such, is not considered a related party of the Group.

5(a). Other income

	2025 S$	2024 S$
Government grant	313,394	2,000
Interest income	4,292	—
	317,686	2,000

The Group received a S$300,000 listing grant from the Monetary Authority of Singapore (“MAS”) under the Grant for Equity Market Singapore (“GEMS”) scheme in connection with the Company’s initial public offering on the SGX-ST in September 2025.

5(b). Other (losses)/gains, net

	2025 S$	2024 S$

Currency exchange (losses)/gains, net	(492)	4,916

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

6.      Expenses by nature

	2025 S$	2024 S$
Purchase of goods	578,893	108,024
Changes in inventories	32,411	(55,153)
Amortization of intangible assets (Note 16)	702,226	702,226
Depreciation of plant and equipment (Note 15)	54,417	52,233
Depreciation of right-of-use assets (Note 17)	16,486	15,372
Employee compensation (Note 7)	409,104	152,610
Development and prototype expenses	991,046	309,804
Directors’ fees	115,000	—
Professional fees, net of capitalization of transaction cost for shares issuance (Note 20)	2,227,823	362,099
Auditors’ remuneration	720,157	124,375
Tradeshows and advertising expenses	204,622	49,186
Consumables expenses	16,832	81,185
Repair and maintenance	16,965	13,752
Royalty expenses (Note 16)	31,258	10,000
Short-term rental expenses	4,682	19,330
Travel expenses	163,368	56,645
Other expenses	87,982	33,706
Total cost of sales, administrative expenses, research and development expenses and selling and marketing expenses	6,373,272	2,035,394

Professional fees include fees for two research scientists seconded from A*STAR, the Government Agency for Science and Technology and Research, at a discounted price of S$21,576 (2024: S$24,606) during the financial year ended December 31, 2025. The research scientists were seconded under Technology for Enterprise Capability Upgrading (“T-UP”) program, which supports local enterprises in enhancing business competitiveness. There is no further obligation arising from the T-UP program.

On August 1, 2025, the two research scientists became full-time employees of the Group and their compensation is included in the “Employee compensation (Note 7)” line prospectively from August 1, 2025.

7.      Employee compensation

	2025 S$	2024 S$
Wages and salaries	371,333	133,815
Employer’s contribution to defined contribution plans	37,771	18,795
	409,104	152,610

8.      Finance expenses

	2025 S$	2024 S$
Interest expense on lease liabilities	1,033	1,844
Deemed interest expense on amount due to a shareholder	175,850	—
	176,883	1,844

The deemed interest expense relates to the unwinding of the discount on the amount due to a shareholder (Note 19).

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

9.      Income tax expense

	2025 S$	2024 S$
Current tax expenses	—	—

The tax on the Group’s result differs from the theoretical amount that would arise using the Singapore standard rate of income tax as follows:

	2025 S$	2024 S$
Loss before income tax	(5,445,573)	(1,950,882)

Income tax using the statutory tax rate of 17% (2024: 17%)	(925,747)	(331,650)
Effects of:
– Expenses not deductible for tax purpose	502,336	156,422
– Deferred tax assets not recognized	423,410	175,228
	—	—

Deferred tax assets have not been recognized in respect of these temporary differences, unutilized tax losses and unrecognized capital allowances as the Group has assessed that it is not probable that future taxable profit will be available against which the Group can utilize the tax benefits.

The Group has unrecognized tax losses of S$3,309,359 (2024: S$1,144,526) and unrecognized capital allowances of S$617,551 (2024: S$617,551). The unutilized tax losses and unrecognized capital allowances have no expiry date and are subject to agreement by the local tax authority.

10.    Loss per share

	2025 S$	2024 S$
Net loss attributable to equity holders of the Company	(5,445,573)	(1,950,882)

Weighted average number of ordinary shares in issue for basic and diluted loss per share*	213,985,171	193,455,807

Loss per share
– Basic and diluted (in cents)	(2.54)	(1.01)

____________

*        The weighted average shares for all periods prior to the capital reorganization (Note 2.1) are based on the outstanding shares of MOT for those periods as retrospectively adjusted for the effect of the capital reorganization and the share split.

Shares issued for cash consideration during the financial year ended December 31, 2025 have been included in the calculation of earnings per share for the financial year ended December 31, 2025 based on the weighted average number of outstanding shares from the date of such issuance.

Basic loss per share is calculated by dividing the net loss attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the financial year.

There are no potential dilutive ordinary shares during the financial year ended December 31, 2024 and December 31, 2025.

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

11.    Prepayments and deposits

	December 31,		January 1, 2024 S$
	2025 S$	2024 S$
Current
Deposits	6,328	—	—
Prepayment	1,079,539	274,131	—
	1,085,867	274,131	—
Non-current
Deposits	—	4,780	4,780

Prepayment amounting to S$800,637 (2024: S$224,162) relates to the purchase of components for the fulfilment of equipment sale purchase order.

12.    Trade and other receivables

	December 31,		January 1, 2024 S$
	2025 S$	2024 S$
Trade receivables	3,217	5,016	—
GST receivables	95,351	30,387	26,912
	98,568	35,403	26,912

13.    Cash at bank

	December 31,		January 1, 2024 S$
	2025 S$	2024 S$

Cash at bank	8,789,537	959,226	722,192

14.    Inventories

	December 31,		January 1, 2024 S$
	2025 S$	2024 S$

Raw materials	28,794	—	—
Finished goods	24,562	55,153	—
	53,356	55,153	—

The cost of inventories recognized as an expense and included in “cost of sales” amounted to S$611,304 (2024: S$52,871).

No inventory write-down or reversal was recognized in 2025 and 2024.

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

15.    Plant and equipment

	Computer and accessories S$	Equipment S$	Machinery under construction S$	Total S$
Cost
At January 1, 2024	16,400	—	544,175	560,575
Transfer	—	544,175	(544,175)	—
At December 31, 2024	16,400	544,175	—	560,575
At December 31, 2025	16,400	544,175	—	560,575

Accumulated depreciation
At January 1, 2024	12,300	—	—	12,300
Depreciation	4,100	48,133	—	52,233
At December 31, 2024	16,400	48,133	—	64,533
Depreciation	—	54,417	—	54,417
At December 31, 2025	16,400	102,550	—	118,950

Carrying amount
At January 1, 2024	4,100	—	544,175	548,275
At December 31, 2024	—	496,042	—	496,042
At December 31, 2025	—	441,625	—	441,625

16.    Intangible assets

	License (a) S$	Patent (b) S$	Total S$
Cost
At January 1, 2024	3,855,000	1,900,000	5,755,000
At December 31, 2024	3,855,000	1,900,000	5,755,000
At December 31, 2025	3,855,000	1,900,000	5,755,000

Accumulated amortization
At January 1, 2024	600,000	610,715	1,210,715
Amortization	430,797	271,429	702,226
At December 31, 2024	1,030,797	882,144	1,912,941
Amortization	430,797	271,429	702,226
At December 31, 2025	1,461,594	1,153,573	2,615,167

Carrying amount
At January 1, 2024	3,255,000	1,289,285	4,544,285
At December 31, 2024	2,824,203	1,017,856	3,842,059
At December 31, 2025	2,393,406	746,427	3,139,833

The principal activities of the Group are designing and manufacture of optics lens and module and IoT devices, i.e. manufacturing flat optics components (i.e. “Metalens” or flat lens) and DLW which are used in smartphone sensors and optical appliances. The production of meta-lens requires lithography techniques to perform fine patterning required. Therefore, the Group acquires the following patents and license for setting up the production facilities for this core business.

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

16.    Intangible assets (cont.)

(a)     License

The Group entered into three different license agreements with Accelerate Technologies Pte Ltd (“Accelerate Technologies”), the commercialization arm of A*STAR. These agreements are as follows:

(i)     2021 License Agreement

Under the terms of the 2021 License Agreement, the Group is entitled the right to use certain of their technology, including certain know-how and patents for a term of 10 years. The total consideration of S$2,880,000 was paid on behalf of the Group directly by Metasurface Technologies Pte. Ltd. (“MST”), a shareholder of the Group and the Group is obligated to repay the amount to MST. The amount was outstanding as at December 31, 2025 included as part of non-current amount due to a shareholder (Note 19).

The key terms and conditions of the 2021 License Agreement are as follows:

Fees:

Royalties:

Starting from January 1, 2022 until the end of the term, the Group shall pay annual royalties to Accelerate Technologies constituting 1.5% of the gross revenue attributable to the 2021 Licensed Products, subject to the annual minimum royalties set out in the 2021 License Agreement.

Payment terms of royalties:	Payable annually, within 30 days after December 13 of each year.
Commercialization obligations:

The Group shall reach the commercialization milestones within the timeline specified in the 2021 License Agreement. For example, it shall use reasonable endeavors to raise capital in the amount of approximately S$6,000,000 on or before December 31, 2023 in one or more tranches, and have a pilot or mass production line ready for producing flat lens in Singapore by December 31, 2026.

The Group had sought a waiver to the commercialization obligations under the 2021 License Agreement including the obligation to use reasonable endeavors to raise capital and such a waiver had been granted by Accelerate Technologies on April 29, 2025. Accordingly, the Group no longer needs to raise a specified amount of capital based on any stipulated timeline.

In respect of the commercialization obligation to establish a pilot or mass production line in Singapore for the production of flat lens by December 31, 2026, Accelerate Technologies has, on April 29, 2025, granted the Group an extension of the timeline for the fulfilment of this obligation to December 31, 2029.

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

16.    Intangible assets (cont.)

(ii)    Aug 2023 License Agreement

On August 1, 2023, Accelerate Technologies granted the Group the License. This license includes certain know-how and patents for a term of 5 years. The total consideration of S$25,000 was paid during the financial year ended December 31, 2024. The key terms and conditions of the Aug 2023 License Agreement are as follows:

Fees:

Royalties:

Starting from September 1, 2024 until the end of the term, the Group shall pay annual royalties to Accelerate Technologies constituting 3% of the gross revenue attributable to the Aug 2023 Licensed Products, subject to the annual minimum royalties set out in the Aug 2023 License Agreement.

Payment terms of royalties:

From and after the date falling 12 months from the date of the Aug 2023 License Agreement, in order to maintain the license granted in force, the Group shall pay to Accelerate Technologies the minimum annual royalty as set out in the Aug 2023 License Agreement.

Commercialization obligations:

The Group shall reach commercialization milestones within the timeline specified in the Aug 2023 License Agreement. For example, it shall achieve gross revenues of at least S$3,000,000 by August 1, 2028.

In respect of the commercialization obligation of sales of at least two units of licensed products by August 1, 2025, Accelerate Technologies has, on December 8, 2025, granted us an extension of the timeline for the fulfilment of this obligation to August 1, 2027.

(iii)   Dec 2023 License Agreement

On December 20, 2023, the Group acquired the license which included certain know-how and patents for a term of 7 years for a total agreed consideration of S$950,000. The consideration was satisfied through the issuance and allotment of shares to Accelerate Technologies on March 22, 2024. The key terms and conditions of the Dec 2023 License Agreement are as follows:

Fees:

Royalties:

Starting from January 25, 2025 until the end of the term, the Group shall pay annual royalties to Accelerate Technologies constituting 1.5% of the gross revenue attributable to the Dec 2023 Licensed Agreement, subject to the annual minimum royalties set out in the Dec 2023 License Agreement.

Payment terms of royalties:

From and after the date falling 12 months from the date of the Dec 2023 License Agreement, in order to maintain the license granted in force, the Group shall pay to Accelerate Technologies the minimum annual royalty as set out in the Dec 2023 License Agreement.

Commercialization obligations:

The Group shall, among others, raise capital and reach commercialization milestones within the timeline specified in the Dec 2023 License Agreement. For example, it shall achieve gross revenues of at least S$5,000,000 by December 25, 2028.

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

16.    Intangible assets (cont.)

In respect of the commercialization obligation of sales of setting up a facility to manufacture the license products in Singapore by December 25, 2025, Accelerate Technologies has, on December 8, 2025, replaced this with the obligation to establish a meta lens design office in Singapore by December 25, 2025. The Group has fulfilled this commercial obligation.

Royalties amounting to S$31,258 (2024: S$10,000) (Note 6) relate to the annual royalties payable for the year under the license agreements, and were paid by the Group to Accelerate Technologies.

The breakdown of the future minimum annual royalties fees were as follows:

	Within 1 year S$	Between 1 to 2 years S$	Between 2 to 5 years S$
At December 31, 2025
Royalties fees	25,000	45,000	335,000
	Within 1 year S$	Between 1 to 2 years S$	Between 2 to 5 years S$
At December 31, 2024
Royalties fees	15,000	25,000	380,000

The Group may request to terminate the Aug 2023 License Agreement and Dec 2023 License Agreement by giving Accelerate Technologies written notice of no less than 30 days. For the 2021 License Agreement, the Group may terminate it after eight years from the license effective date of December 13, 2021 by giving Accelerate Technologies written notice of no less than 30 days. Accelerate Technologies may agree to the proposed termination provided that no sale of the 2021 Licensed Products has occurred and the Group demonstrated to Accelerate Technologies that best efforts have been undertaken to achieve such sale.

Accelerate Technologies may also request to terminate the 2021 License Agreement, the Aug 2023 License Agreement and the Dec 2023 License Agreement by giving written notice to the Group, in the event (i) the Group breaches the license agreements and fails to remedy the breach (where capable of remedy) within 30 days upon receipt of a written notice containing full particulars of the breach, (ii) an encumbrance takes possession, or a receiver is appointed, of any property or assets of the Group (iii) the Group makes any voluntary arrangement with its creditors, (iv) the Group goes into liquidation (except for the purpose of amalgamation or reconstruction), or (v) the Group ceases, or threatens to cease, to carry on business.

(b)    Patents

On September 8, 2021 and November 1, 2021, Mr. Thng Chong Kim (executive director of the Group) transferred a total of 12 registered patents to the Group in exchange for the shares of MST. The valuation of the patents acquired by the Group was undertaken by an independent qualified professional valuer. The fair values of the patents amounting to S$1,900,000 were derived using the income approach, relief from royalty method and subject to a number of assumptions such as royalty rates, useful lives of the patents, discount rates and rates of obsolescence.

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

17.    Leases — The Group as a lessee

Nature of the Group’s leasing activities

Property

The Group leases office space for the purpose of back office operations.

(a)     Carrying amounts

Property	December 31,		January 1, 2024 S$
	2025 S$	2024 S$
	22,014	24,155	—

(b)    Depreciation

	2025 S$	2024 S$
Property	16,486	15,372

(c)     Interest expense on lease liabilities

	2025 S$	2024 S$

Interest expense on lease liabilities	1,033	1,844

(d)    Lease expense not capitalized in lease liabilities

	2025 S$	2024 S$
Lease expense – short-term leases	4,682	19,330

(e)     Total cash outflow for all the leases for the financial year ended December 31, 2025 was S$22,232 (2024: S$35,846).

(f)     Addition of right-of-use assets during the financial year ended December 31, 2025 was S$14,345 (2024: S$39,527).

18.    Trade and other payables

	December 31,		January 1, 2024 S$
	2025 S$	2024 S$
Trade payables	959	—	—
Accrued operating expenses	600,359	360,195	89,662
	601,318	360,195	89,662

19.    Amounts due to shareholders and director

	December 31, 2025 S$	December 31, 2024 S$	January 1, 2024 S$

Current
Amount due to a shareholder and director	—	5,850	2,885,850

Non-current
Amount due to a shareholder	2,106,147	1,930,297	—

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

19.    Amounts due to shareholders and director (cont.)

As at January 1, 2024 the amount due to a shareholder and director comprises an amount due to a shareholder amounting to S$2,880,000 for acquisition of license (Note 16(a)). This is non-trade in nature, unsecured interest free and repayable on demand.

On December 31, 2024, it was agreed between the Group and the shareholder that this amount shall be repayable from 2027 onwards but no later than 2029, with the first payment in 2027 being S$250,000, the second payment in 2028 being S$630,000 and the remaining S$2,000,000 in 2029. Accordingly, the Group has de-recognized the original current liability due to shareholder and recognized a non-current liability due to shareholder, amounting to S$1,930,297, as at December 31, 2024. This amount is discounted at market borrowing rates and adjusted with credit risk rate of 9.1% at balance sheet date. The difference of S$949,703 was recognized at December 31, 2024 to capital reserve (Note 21(c)).

As at December 31, 2024 the current amount due to a shareholder and director refers to amount due to Mr. Thng.

20.    Share capital and share premium

	Share capital		Share premium S$	Total S$
	No. of ordinary shares	S$
2025
Beginning of financial year*	—	51	3,103,381	3,103,432
Incorporation of the Company (Note 2.1 (ii))	1	—	—	—
Issuance of shares pursuant to the Restructuring (Note 2.1 (iii))	509,008	—	—	—
Issuance of new shares arising from share split	203,094,591	—	—	—
Issuance of shares	39,044,660	10	10,849,990	10,850,000
Transaction costs in relation to issuance of shares	—	—	(622,599)	(622,599)
End of financial year	242,648,260	61	13,330,772	13,330,833
	Share capital		Share premium S$	Total S$
	No. of ordinary shares	S$
2024
Beginning and end of financial year*	—	51	3,103,381	3,103,432

____________

*        Share capital and share premium as at December 31, 2024 and January 1, 2024 represent the net assets of MOT acquired through the issuance of shares by the Company pursuant to the Restructuring as described in Note 2.1. The Company has adopted the accounting policy to account for the share issuance to effect the capital reorganization as having occurred at the beginning of the comparative period.

The holders of ordinary shares are entitled to receive dividends as and when declared by the Company. All ordinary shares carry one vote per share without restrictions. The ordinary shares have par value at $0.00000025.

On June 27, 2025, the Company effected a share split exercise which resulted in 509,009 shares being sub-divided into 203,603,600 shares. Following the share split, the issued and paid-up share capital was $51 comprising 203,603,600 shares.

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

20.    Share capital and share premium (cont.)

Issuance of share

On September 9, 2025, the Company completed its initial public offering on the SGX-ST raising gross proceeds of S$6,000,000 from the issuance of 30,000,000 new shares at S$0.20 per share. 2,359,632 shares were issued and allotted to the Company’s financial advisor as part satisfaction of their fees representing 1.0% of the issued and paid-up shares of the Company immediately after Listing.

On December 17, 2025, the Company completed a secondary placement exercise on the SGX-ST by issuing 6,685,028 new shares raising gross proceeds of S$4,850,000 at S$0.7255 per share.

21.    Capital reserve

	December 31,
	2025 S$	2024 S$
Beginning of financial year (Note a)	5,536,469	3,086,767
Cash contribution from shareholders (Note b)	2,250,000	1,499,999
Transaction cost in relation to contribution from shareholders	(87,500)	—
Capital contribution from a shareholder of the Company (Note c)	—	949,703
End of financial year	7,698,969	5,536,469

____________

Notes:

(a)      The opening capital reserve comprises contributions from equity holders as at January 1, 2024, with the detailed breakdown as follows:

Capital reserve as at January 1, 2024	S$
Equity holders’ contribution on:
License (Note 16(a))	950,000
Patents (Note 16(b))	1,900,000
Share-based compensation benefits	1,560,198
Restructuring from capital reorganization (Note d)	(1,323,431)
3,086,767

(b)      The cash contribution from shareholders relates to shares being issued by MOT prior to the Restructuring.

(c)      For the financial year ended December 31, 2024, the capital contribution from a shareholder of the Group is the difference between the nominal interest free loan from a shareholder (Note 19) and the discounted present value of the loan at market interest rates and adjusted with credit risk rate.

(d)      This represents the difference between the value of the shares issued by the Company to effect the capital reorganization (Note 2.1) and the share capital of MOT as at January 1, 2024.

22.    Financial risk management

Financial risk factors

The Group’s activities expose it to a variety of financial risks from its operations. The key financial risks include market risk (including interest rate risk and foreign currency risk), credit risk and liquidity risk.

The Board of Directors of the Group review and agree policies and procedures for the management of these risks, which are executed by the management team.

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

22.    Financial risk management (cont.)

The information presented below is based on information received by the management team.

(a)     Market risk

(i)     Interest rate risk

The Group has no significant exposure to interest rate risk except from those that arises from the Group’s bank accounts.

The sensitivity analysis to a reasonably possible change in interest rates with all other variables held constant, of the Group’s profit net of tax has not been disclosed as the Group’s exposure to changes in market interest rates is not significant.

(ii)    Currency risk

The Group is exposed to foreign currency risk when it enters or transacts in currencies other than its functional currency.

The Group’s currency exposure based on the information provided to key management is as follows:

	SGD S$	US$ S$	HKD S$	Total S$
At December 31, 2025
Financial assets
Cash at bank	8,532,232	257,305	—	8,789,537
Trade and other receivables	—	3,217	—	3,217
Refundable deposits	6,328	—	—	6,328
	8,538,560	260,522	—	8,799,082

Financial liabilities
Trade and other payables	(270,543)	(213,478)	(14,628)	(498,649)
Amount due to a shareholder	(2,106,147)	—	—	(2,106,147)
Lease liabilities	(22,683)	—	—	(22,683)
	(2,399,373)	(213,478)	(14,628)	(2,627,479)

Currency profiles	6,139,187	47,044	(14,628)

Currency exposure	—	47,044	(14,628)

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

22.    Financial risk management (cont.)

	SGD S$	US$ S$	Total S$
At December 31, 2024
Financial assets
Cash at bank	846,820	112,406	959,226
Trade and other receivables	5,016	—	5,016
Refundable deposits	4,780	—	4,780
	856,616	112,406	969,022

Financial liabilities
Trade and other payables	(360,195)	—	(360,195)
Amount due to shareholders and a director	(1,936,147)	—	(1,936,147)
Lease liabilities	(24,855)	—	(24,855)
	(2,321,197)	—	(2,321,197)

Currency profiles	(1,464,581)	112,406

Currency exposure	—	112,406

If the US$ and HKD change against the SGD by 10% (2024: 10%) and 10% respectively with all other variables including tax rate being held constant, the effects arising from the net financial assets/(liabilities) position will be as follows:

	December 31, 2025 S$	December 31, 2024 S$
US$ against SGD
– Strengthened	(4,705)	(11,241)
– Weakened	4,705	11,241

HKD against SGD
– Strengthened	1,463	—
– Weakened	(1,463)	—

(b)    Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Group.

The Group is mainly exposed to credit risk in relation to its trade and other receivables and cash at bank.

(i)     Cash at bank

The Group held cash at bank of S$8,789,537 (2024: S$959,226) with two banks which are rated AA- and A+ based on Standard & Poor and considered to have low credit risk. The cash balances are measured on 12-month expected credit losses and subject to immaterial credit loss.

The Group has assessed that trade and other receivables are subject to immaterial credit loss.

(ii)    Impairment of financial assets

The Group does not have financial assets that are subject to more than immaterial credit losses where the expected credit loss model has been applied.

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

22.    Financial risk management (cont.)

Trade and other receivables are written off when there is no reasonable expectation of recovery. The Group categorizes a receivable for write off when a debtor has probability of insolvency and/or significant financial difficulty. Where receivables have been written off, the Group continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

(c)     Liquidity risk

Liquidity risk refers to the risk that the Group will encounter difficulties in meeting its short-term obligations due to shortage of funds.

The table below summarizes the maturity profile of the non-derivative financial liabilities of the Group at the reporting date based on contractual undiscounted repayment obligations. Balances due within 12 months equal their carrying amounts as the impact of discounting is not significant.

	Within 1 year S$	Between 1 to 2 years S$	Between 2 to 5 years S$
Group
At December 31, 2025
Financial liabilities
Trade and other payables	498,649	—	—
Amounts due to shareholders and director	—	250,000	2,630,000
Lease liabilities	23,109	—	—
	521,758	250,000	2,630,000

At December 31, 2024
Financial liabilities
Trade and other payables	360,195	—	—
Amounts due to shareholders and director	5,850	—	2,880,000
Lease liabilities	14,156	11,797	—
	380,201	11,797	2,880,000

(d)    Capital risk

The capital structure of the Group comprises issued share capital, accumulated losses, amount due from a shareholder/immediate holding company, and amounts due to shareholders and director.

The Group is not subject to any internally and externally imposed capital requirements.

(e)     Fair value measurements

The carrying amount of financial assets and liabilities carried at amortized cost approximate their fair values.

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

22.    Financial risk management (cont.)

(f)     Financial instruments by category

	2025 S$	2024 S$
Financial assets, at amortized cost
Refundable deposits	6,328	4,780
Trade and other receivables	3,217	5,016
Cash at bank	8,789,537	959,226
	8,799,082	969,022

Financial liabilities, at amortized cost
Trade and other payables	498,648	360,195
Amounts due to shareholders and director	2,106,147	1,936,147
Lease liabilities	22,683	24,855
	2,627,478	2,321,197

23.    Related party transactions

In addition to the information disclosed elsewhere in the financial statements, the following transactions took place between the Company and related parties at terms agreed between the parties:

Key management personnel compensation

	December 31, 2025 S$	December 31, 2024 S$
Wages and salaries	228,000	65,000
Employer’s contribution to defined contribution plans	35,081	7,610
	263,081	72,610

24.    Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the executive committee, which comprise the Executive Chairman and Chief Executive Officer (“CEO”) of the Group, whose members are responsible for allocating resources and assessing performance of the operating segments.

The entity has only one operating and reportable segment as the entity operates in one type of business and the results of the entity are managed on a consolidated basis.

Revenues from external customers are derived mainly from the sale of goods relating to optic lenses, modules and IOT devices. The breakdown of the Group’s revenue by country is provided under Note 4(a).

Revenues of S$587,408 (2024: S$15,559) are derived from a single external customer.

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

25.    IFRS adoption and correction of material errors in previously issued SFRS(I) financial statements

As noted in Note 2.1, there are no material differences between Singapore Financial Reporting Standards (International) (“SFRS(I)”) and IFRS. However, the Group has made certain corrections for errors in the previously issued financial statements prepared under SFRS(I) of its Predecessor Operating Business (i.e. MOT) to reflect the substance of the following transactions:

(a)     Prepayment of S$29,036 related to an order cancelled in the financial year ended December 31, 2023 (“FY2023”) were written off during the financial year ended December 31, 2024 (“FY2024”). Accordingly, an adjustment has been made by reversing the administrative expenses for FY2024 and increasing the opening accumulated losses as at January 1, 2024 by S$29,036;

(b)    Bonus was over-accrued in FY2024 and a salary adjustment relating to FY2023 was recognized in FY2024, amounting to S$8,525 and S$14,291 respectively. Accordingly, an adjustment has been made by reversing administrative expenses for FY2024 by S$22,816, other payables as at December 31, 2024 by S$8,525 and increasing opening accumulated losses as at January 1, 2024 by S$14,291;

(c)     GST receivables were erroneously derecognized in FY2024 relates to (i) GST claims received in the preceding year amounting to S$45,388 and (ii) GST that was deemed uncollectable amounting to S$17,908 as at December 31, 2024 but was subsequently collected during the financial year ended December 31, 2025.

For (i), MOT has erroneously credited this amount to the income statement during the financial year ended December 31, 2023, instead of derecognizing the GST receivables balance as at December 31, 2023. Subsequently in FY2024, MOT wrote off the GST receivables balance of S$45,488 to administrative expenses. Accordingly, an adjustment has been made by reversing administrative expenses for FY2024 by S$45,388, increasing opening accumulated losses as at January 1, 2024 by S$45,388 and derecognizing other receivable as at December 31, 2023 by S$45,388.

For (ii), MOT has erroneously written off the GST receivables to administrative expenses in FY2024. Accordingly, an adjustment has been made by reversing administrative expenses for FY2024 by S$17,908, and reinstating other receivable balance as at December 31, 2024 by S$17,908.

(d)    Bank balance denominated in foreign currency was not revalued as at December 31, 2024. Accordingly, a revaluation has been performed, and an adjustment has been made to recognize other gains and increasing cash at bank balance by S$5,436;

(e)     Equity-holder transactions during FY2024, which amounted to S$91,702, were incorrectly recorded as share-based compensation. These transactions pertain to issuance of ordinary shares to certain shareholders of MOT which were financing in nature, rather than for the acquisition of goods nor services. Accordingly, an adjustment has been made to derecognize FY2024 administrative expense and reducing capital reserves as at December 31, 2024 by S$91,702;

(f)     Customer deposits for provision of goods were included in other payables, amounting to S$266,320. Accordingly, an adjustment has been made to reclassify the customer deposits from other payables to contract liabilities by S$266,320 as at December 31, 2024;

(g)    Payment of intangible assets of S$25,000 was recorded in the changes in working capital in the statements of cash flow for FY2024. Accordingly, an adjustment has been made to reclassify the payment of intangible assets to investing activity; and

(h)    Amount due to shareholders of S$2,880,000 for the acquisition of the license (Note 16(a)) was incorrectly discounted to January 1, 2024 instead of December 31, 2024. As a result, an adjustment has been recorded to reduce the finance expense and the amount due to shareholders by S$175,850.

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

25.    IFRS adoption and correction of material errors in previously issued SFRS(I) financial statements (cont.)

(i)      The denominator used in calculating the 2024 loss per share (Note 10) has been revised from that which was used in the previously issued SFRS(I) financial statements. Previously, the Company used the Company’s outstanding shares upon completion of the reorganization as outstanding for the entirety of 2024. The Company has revised the calculation of the denominator to be the 2024 weighted average number of shares of MOT, reflecting retrospectively the effects of the capital reorganization and share split. The impact of this, together with the impact of the above mentioned error corrections which has impacted FY24’s “Loss after income tax and total comprehensive loss,” is included in the “error corrections” column for loss per share.

(j)     The classification of the license royalty payment of S$10,000 as administrative expense was determined to be incorrect, as the royalty expense relates to the contribution from the sale of the licensed product. Accordingly, an adjustment has been made to reclassify the royalty expense from administrative expenses to cost of sales for the financial year ended December 31, 2024.

In addition, the Group began presenting its statements of comprehensive loss using a functional classification of operating expenses, including administrative expenses, research and development expenses, and selling and marketing expenses. The comparative figures for the prior financial year have been reclassified to conform to the current year’s presentation.

The impact arising from the above correction for errors and the reclassification of operating expenses are summarized as follows:

	Note	SFRS(I) S$	Error corrections S$	Reclassifications S$	As reported herein (IFRS) S$
Statements of Comprehensive Loss for the financial year ended December 31, 2024
Cost of sales	(j)	(52,871)	(10,000)	—	(62,871)
Gross profit		26,569	(10,000)	—	16,569

Other income		—	—	2,000	2,000
Other (losses)/gains, net	(d)	1,480	5,436	(2,000)	4,916
Administrative expenses	(a), (b), (c), (e), (j)	(2,189,373)	216,850	1,085,821	(886,702)
Research and development expenses		—	—	(1,036,635)	(1,036,635)
Selling and marketing expenses		—	—	(49,186)	(49,186)
Finance expenses	(h)	(177,694)	175,850	—	(1,844)
Loss before income tax		(2,339,018)	388,136	—	(1,950,882)
Loss after income tax and total comprehensive loss		(2,339,018)	388,136	—	(1,950,882)

Loss per share for loss attributable to the equity holders of the Company:
– Basic and diluted loss per share (in cents)	(i)	(1.15)	0.14	—	(1.01)

Balance Sheet
As at December 31, 2024
Current assets
Trade and other receivables	(c)	17,495	17,908	—	35,403
Cash at bank	(d)	953,790	5,436	—	959,226
Total current assets		1,300,569	23,344	—	1,323,913

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

25.    IFRS adoption and correction of material errors in previously issued SFRS(I) financial statements (cont.)

	Note	SFRS(I) S$	Error corrections S$	Reclassifications S$	As reported herein (IFRS) S$
Current liabilities
Other payables	(b), (f)	635,040	(274,845)	—	360,195
Contract liabilities	(f)	—	266,320	—	266,320
Total current liabilities		654,165	(8,525)	—	645,640

Non-current liabilities
Amounts due to shareholders	(h)	2,106,147	(175,850)	—	1,930,297
Net assets		2,895,713	207,719	—	3,103,432
Equity
Share premium*		2,895,662	207,719	—	3,103,381
Accumulated losses		(5,835,890)	299,421	—	(5,536,469)
Capital reserve	(e)	5,835,890	(299,421)	—	5,536,469
Total equity		2,895,713	207,719	—	3,103,432
	Note	SFRS(I) S$	Error corrections S$	As reported herein (IFRS) S$
Balance Sheet
As at January 1, 2024
Current assets
Prepayments and deposits	(a)	29,036	(29,036)	—
Trade and other receivables	(c)	72,300	(45,388)	26,912
Total current assets		823,528	(74,424)	749,104

Current liabilities
Trade and other payables	(b), (f)	341,691	(252,029)	89,662
Contract liabilities	(f)	—	266,320	266,320
Total current liabilities		3,227,541	14,291	3,241,832
Net assets		2,693,327	(88,715)	2,604,612

Equity
Share premium*		2,895,662	207,719	3,103,381
Accumulated losses		(3,496,872)	(88,715)	(3,585,587)
Capital reserve		3,294,486	(207,719)	3,086,767
Total equity		2,693,327	(88,715)	2,604,612

Statements of cash flows for the financial years ended December 31, 2024
Loss for the financial year		(2,339,018)	388,136	(1,950,882)
Unrealized currency translation gain	(d)	—	(5,436)	(5,436)
Write-off expenses	(c)	63,296	(63,296)	—
Share-based payment expenses for the employees and shareholders	(e)	91,702	(91,702)	—
Finance expenses	(h)	177,694	(175,850)	1,844

METAOPTICS LTD AND ITS SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS
For the financial year ended December 31, 2025

25.    IFRS adoption and correction of material errors in previously issued SFRS(I) financial statements (cont.)

	Note	SFRS(I) S$	Error corrections S$	As reported herein (IFRS) S$
Changes in working capital:
Prepayments and deposits	(a)	(245,095)	(29,036)	(274,131)
Other payables	(b), (f), (g)	293,349	2,184	295,533
Net cash used in operating activities	(g)	(1,251,885)	25,000	(1,226,885)

Cash flows from investing activity
Payment for intangible asset	(g)	—	(25,000)	(25,000)
Net cash used in investing activity		—	(25,000)	(25,000)

Effects of currency translation on cash and cash equivalents	(d)	—	5,436	5,436
Cash and cash equivalents at end of financial year		953,790	5,436	959,226

____________

*        The reclassification between share premium and capital reserve of S$207,719 relates to restructuring accounting (Note 2.1(iii)). This amount represents the changes in MOT’s net assets arising from the correction of errors as at December 31, 2024.

26.    Authorization of financial statements for issue

These financial statements were authorized for issue in accordance with a resolution of the Board of Directors of MetaOptics Ltd on March 12, 2026.

             American Depositary Shares
Representing              Ordinary Shares

MetaOptics Ltd

____________________________________

PROSPECTUS

____________________________________

Roth Capital Partners	Benchmark, a StoneX Company

            , 2026

Until and including             , 2026 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade our ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II — INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide indemnification of officers and directors, except to the extent that any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as providing indemnification against fraud or dishonesty.

Our second amended and restated memorandum and articles of association provide that every director and officer (which for the avoidance of doubt, shall not include auditors of the Company), together with every former director and former officer shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own negligence, actual fraud, willful default, breach of duty or breach of trust. No said person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud or willful default of such said person. No person shall be found to have committed negligence, actual fraud, willful default, breach of duty or breach of trust unless or until a court of competent jurisdiction shall have made a finding to that effect.

We intend to enter into indemnification agreements with each of our directors and executive officers in connection with this offering. Under these agreements, we have agreed to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.

The underwriting agreement also provides for indemnification of us and our officers, directors, or persons controlling us for certain liabilities.

We have obtained directors’ and officers’ liability insurance coverage that will cover certain liabilities of the directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

Item 7. Recent Sales of Unregistered Securities

On March 21, 2025, our Company issued one ordinary share of a par value of S$0.0001 to Mapcal Limited. Mapcal Limited is an affiliate company of Maples and Calder (Hong Kong) LLP, the legal adviser to our Company as to Cayman Islands law. Immediately after the incorporation of our Company on March 21, 2025, the entire issued and paid-up share capital of our Company was transferred from Mapcal Limited to Angelling Capital Holdings Limited.

On April 30, 2025, our Company issued 509,008 ordinary shares of a par value of S$0.0001 each as consideration for the purchase of 100% of the issued and paid-up share capital in MetaOptics Technologies from all of the shareholders of MetaOptics Technologies as of April 30, 2025.

On June 27, 2025, each authorized issued and unissued share of a par value of S$0.0001 in our Company was subdivided into 400 shares of a par value of S$0.00000025 each, such that the authorized share capital of the Company was changed from S$50,000 divided into 500,000,000 ordinary shares of a par value of S$0.0001 each to S$50,000 divided into 200,000,000,000 ordinary shares of a par value of S$0.00000025 each.

Following the completion of the Restructuring Exercise and the Share Subdivision, our issued and paid-up share capital is S$50.9009 comprising 203,603,600 ordinary shares of a par value of S$0.00000025 each.

On September 9, 2025, we completed our initial public offering and listing on Catalist of the SGX-ST, pursuant to which 30,000,000 new ordinary shares were placed at S$0.20 per share, raising gross proceeds of S$6.0 million. The net proceeds raised from the placement (after deducting the placement commissions and the expenses incurred in relation to the placement payable by our Company of S$2.1 million) was S$3.9 million. In addition, 2,359,632 new ordinary shares were allotted and issued to ZICO Capital Pte. Ltd., the sponsor, issue manager and placement agent for the listing, in partial satisfaction of their management fees in connection with the listing.

On December 19, 2025, we completed a private placement of an aggregate of 6,685,028 new ordinary shares at a placement price of S$0.7255 per share to a number of private and corporate investors, increasing our issued share capital to 242,648,260 shares.

We believe that each of the issuances and transfers was exempt from registration under the Securities Act in reliance on Regulation D under the Securities Act or pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. Except as disclosed above, no underwriters were involved in these issuances of securities.

Item 8. Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit No	Description
1.1*	Form of Underwriting Agreement
3.1	Second Amended and Restated Memorandum and Articles of Association
4.1*	Form of Deposit Agreement
4.2*	Form of American Depositary Receipt (included in Exhibit 4.1)
4.3*	Form of Representatives’ Warrant
5.1*	Opinion of Maples and Calder (Hong Kong) LLP regarding the validity of the ordinary shares being registered
5.2*	Opinion of Norton Rose Fulbright US LLP regarding the validity of the representatives’ warrants being registered
8.1*	Opinion of Maples and Calder (Hong Kong) LLP as to Cayman Islands tax matters (included in Exhibit 5.1)
10.1*	Service Agreements between the registrant and each of the executive officers.
10.2*	Form of Director Agreement between the registrant and each of the Independent and Non-Executive Director
10.3*	Form of Indemnification Agreement between the registrant and each of its directors and executive officers.
10.4*	MetaOptics Employee Share Option Scheme 2026
10.5*	MetaOptics Performance Share Plan 2026
10.6	Deed of Undertaking from Dato Sri Chua Chwee Lee
10.7	Deed of Undertaking from Jee Wee Jene
10.8†	2021 License Agreement and addendum
10.9†	Aug 2023 License Agreement and addendum
10.10†	Dec 2023 License Agreement and addendum
10.11†	Tenancy Agreement, dated November 7, 2023, between Jurong Town Corporation and MetaOptics Technologies
10.12†	Tenancy Agreement, dated September 25, 2025, between Jurong Town Corporation and MetaOptics Technologies
14.1*	Code of Business Conduct and Ethics
14.2*	Executive Compensation Recovery Policy
14.3*	Insider Trading Policy
21.1	List of Subsidiaries of the registrant
23.1*	Consent of PricewaterhouseCoopers LLP
23.2*	Consent of China Insights Industry Consultancy Limited
23.3*	Consent of Maples and Calder (Hong Kong) LLP (included in Exhibit 5.1)
23.4*	Consent of Norton Rose Fulbright US LLP (included in Exhibit 5.2)
24.1*	Power of Attorney (included in the signature page)
99.1	Audit and Risk Management Committee Terms of Reference
99.2	Nominating Committee Terms of Reference
99.3	Remuneration Committee Terms of Reference
107*	Filing Fee Table

____________

*        To be filed via amendment

†        Portions of this exhibit have been omitted in reliance upon Item 601 of Regulation S-K as the registrant has determined that the omitted information (i) is not material and (ii) is the type that the registrant treats as private or confidential.

(b) Financial statement schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or has been included in the Company’s consolidated financial statements or notes thereto.

Item 9. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 6 of this registration statement, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(a)     The undersigned registrant hereby undertakes:

(1)    to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)     to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii)    to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)   to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)     that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offerings.

(4)    to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act need not be furnished, provided that the issuer includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)    that, for the purpose of determining liability under the Securities Act to any purchaser:

(i)     if the issuer is relying on Rule 430B:

(A)    each prospectus filed by the undersigned issuer pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)    each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offerings described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)    if the issuer is relying on Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6)    that, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     any preliminary prospectus or prospectus of the undersigned registrant relating to the offerings required to be filed pursuant to Rule 424;

(ii)    any free writing prospectus relating to the offerings prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   the portion of any other free writing prospectus relating to the offerings containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   any other communication that is an offer in the offerings made by the undersigned registrant to the purchaser.

(b)    The undersigned registrant hereby undertakes that:

(1)    for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)    for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore on             , 2026.

MetaOptics Ltd
By:
Aloysius Chua Hao Peng
Chief Executive Officer and Executive Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Mr. Aloysius Chua Hao Peng as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign in the name and on behalf of the undersigned any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorney-in-fact and agent full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
	Chief Executive Officer and Executive Director	, 2026
Aloysius Chua Hao Peng	(Principal Executive Officer)
	Chief Financial Officer	, 2026
Chu Wee Liat	(Principal Financial and Accounting Officer)
	Executive Chairman	, 2026
Thng Chong Kim
	Non-Independent and Non-Executive Director	, 2026
Jee Wee Jene
	Non-Independent and Non-Executive Director	, 2026
Teng Jinghua
	Lead Independent and Non-Executive Director	, 2026
Sonny Yuen
	Independent and Non-Executive Director	, 2026
Sean Lee
	Independent and Non-Executive Director	, 2026
Goh Yong Cheng
	Independent and Non-Executive Director	, 2026
Ng Thiam Chye

SIGNATURE OF AUTHORIZED AGENT IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized agent in the United States of America, has signed this registration statement thereto in New York, NY on             , 2026.

AUTHORIZED US REPRESENTATIVE
Cogency Global Inc.
By:	/s/ [•]
Name:	[•]
Title:	[•]